

2024 ANNUAL REPORT















BUILDING ON MOMENTUM. POSITIONED TO WIN.

Pinnacle excels in the metrics that we believe matter most to shareholders because of the way we excite associates and engage clients. Each element of our formula builds on the success of the last, which is why we believe Pinnacle is still positioned to win.

DEAR FELLOW SHAREHOLDERS

For even more on Pinnacle's success in 2024, including additional data and videos on deposit strategies, client successes and more, visit **ANNUALREPORT.PNFP.COM.**

MANY BANKS SPENT 2024 HOPING. THEY HOPED FOR INTEREST RATE CUTS, HOPED THE ELECTION WOULD GO THEIR WAY, HOPED FOR A BETTER OPERATING ENVIRONMENT FOR THEIR BUSINESS.

We all know that hope is not a strategy. At Pinnacle, thankfully we have more than hope to rely on. A better word describes how we view 2024 now that it's in the rearview: Momentum.

We worked throughout the year continuing to build on our firm's ongoing momentum — our hiring pace and continued efforts to grow our balance sheet and, most importantly, revenue, fully diluted EPS and tangible book value per share, because these are three of the elements we believe result in elevated shareholder return. Our long-term track record with them has been strong, and in 2024 we continued that momentum.


Excited
ASSOCIATES


Engaged
CLIENTS


Enriched
SHAREHOLDERS

That's the formula that lifted us to be the No. 1 bank by deposits in Nashville by 2018 and fueled our expansion into some of the highest growth markets in the country, like Atlanta, Jacksonville and Washington, D.C. And it's what has fueled shareholder returns that, over the history of our bank, have consistently outperformed our peers and other regional banks.

	PNFP	KRX	Out-Performance
Since IPO	3420%	20%	3400%
10 year	189%	51%	138%
5 year	79%	12%	67%
3 year	20%	-5%	25%
1 year	31%	10%	21%

LOANS	DEPOSITS	TOTAL REVENUE
$35.5B	**$42.8B**	**$1.7B**

ADJUSTED DILUTED EPS*	TBV PER COMMON SHARE*
$6.89	**$56.24**

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures, visit annualreport.pnfp.com.

These metrics are a result of the simple formula we've run since our founding in 2000.

The reason Pinnacle has a strong track record of success in the metrics that matter most to shareholders is our similar track record with associates and clients. They are foundational. Each element of the formula builds on the success of its antecedent. That's how we designed this firm at the very beginning and why Pinnacle is still positioned to win.

MOMENTUM WITH OUR PEOPLE:
Excited Associates are the Foundation of Our Success

Our success starts with our ability to attract and retain top talent to serve our clients. By cultivating an exceptional work environment, one where associates feel empowered, engaged and excited to contribute to Pinnacle's mission, our firm is a powerful magnet for high achievers with loyal client followings at more hidebound competitors.

In 2024 we demonstrated the power of this foundation with record-setting results in recruitment and had another banner year for associate satisfaction and retention.

Sustaining a Great Work Environment: Pinnacle built on its reputation as one of the top employers in financial services, ranking **No. 1 in nearly every market where we operate** and reaching new heights in the national programs in which we compete, including:

- No. 11 Best Company to Work For, *FORTUNE*
- No. 3 Best Workplaces in Financial Services and Insurance, *FORTUNE*
- No. 5 Best Bank to Work For, *American Banker*
- No. 8 Best Workplace for Women, *FORTUNE*
- No. 9 Best Workplace for Millennials, *FORTUNE*

Where People Want to Work: In 2024 alone, we **successfully recruited 161 revenue-producing associates**, a **50 percent increase over 2023**, further evidence of our ongoing ability to attract top-tier talent. These associates bring with them not just expertise but also deep client relationships, which translate directly into long-term growth for our firm. **Our associate retention rate of 94 percent** remains unheard of for banks our size.

New Revenue Producers Hired



To Build on Our Momentum: The clients our newest associates brought to Pinnacle accounted for nearly **$3 billion in loan growth**, and our associates as a whole **grew deposits by $4.3 billion**, which we believe represents **significant market share takeaway** in 2024. Much of that comes from our strategic market extensions and growing specialties, both of which help free us from being overly dependent on the economy for growth. And those strategies are only possible because of our ability to attract and retain the talent to execute them at a high level.

Recruiting and Strategic Expansions Drive Loan Growth



2024 Loan Growth $2.8B

$2.6 B

$349 M

($169 M)

- **Strategic Expansion**
  Atlanta, Washington, D.C., Jacksonville, Alabama, Kentucky, Specialty Lending Areas
- **Legacy Recruiting Impact**
  New relationship managers hired in legacy markets 2022-27
- **Legacy Markets**
  Relationship managers in legacy markets hired prior to 2022

Deposit Market Share*



- MSAs where we grew market share
- MSAs where we grew deposits

According to FDIC deposit data for the 12 months ended June 30 of the applicable year

See more of Pinnacle's 2024 market share wins at **PNFP.com/Share**.

Our commitment to fostering a workplace culture that prioritizes people and building an environment where people love coming to work is a core part of why we believe Pinnacle is positioned to win. By investing in our culture and associates, we continue to position our clients for success, which we believe drives more value for shareholders.

MOMENTUM IN CLIENT ENGAGEMENT:
Engaged Clients Drive Sustainable Growth

Success in banking comes as a result of relationships. It's not enough just to acquire clients. Loyalty is what leads to long-term, sustainable wins, and that loyalty must be earned by delivering on promises and giving them more than they could ever expect from any other financial partner.

In 2024, Pinnacle clients continued to honor us with their loyalty and business because of our consistent overperformance in the measures that matter most to them.

Distinctive Service: Every interaction between a bank and its client matters. Pinnacle once again achieved **industry-leading Net Promoter Scores (NPS)** and earned **30 Crisil Coalition Greenwich Best Bank Awards** for small business and middle market banking — more than any other bank in the nation.



Crisil Coalition Greenwich Research

83 Net Promoter Score

+24 *points over our nearest competitor*

Highest in the South

30 2025 Crisil Coalition Greenwich Best Bank Awards*

NO.1 *IN THE NATION*

Pinnacle leads the South in client perception and loyalty, including:
- Overall Satisfaction
- Ease of Doing Business
- Bank You Can Trust
- Values Long-term Relationships

Source: Crisil Coalition Greenwich, 4Q24, total Pinnacle footprint among companies with $1-500MM annual revenue

Based on 2024 data

See the full list of Pinnacle's awards from Crisil Coalition Greenwich at **PNFP.com/Greenwich**.

Paired with Effective Advice: Clients tell us and third-party researchers that our financial advisors **proactively provide advice**, **give insights** they wouldn't otherwise have and are **responsive and prompt**, making us a **bank they can trust**.



Pinnacle leads the South in all Relationship Manager categories, including:

- Overall Satisfaction with Relationship Manager 88%
- Timely Follow-up on Requests 87%
- Proactive Advice and Innovative Ideas 79%
- Knowledge of Cash Management Services 89%
- Coordination of the Bank's Product Specialists 85%
- Understanding Your Industry 75%
- Data and Analytics-driven Insights 76%

Source: Crisil Coalition Greenwich, 4Q24, total Pinnacle footprint among companies with $1-500MM annual revenue

That Meets All Their Needs: Since Day One, we set out to meet all the client's needs. As we've grown, so have they, and we've been intentional about keeping pace. Our **growing specialty loan and deposit programs continue to open new industry possibilities** that bring aboard new business and give our long-standing clients more and better solutions to reach their goals.



Pinnacle leads the South in all Credit Process categories, including:

- Willingness to Extend Credit 83%
- Digitizing the Credit Process 74%
- Competitive Pricing 75%

Source: Crisil Coalition Greenwich, 4Q24, total Pinnacle footprint among companies with $1-500MM annual revenue

While Making It Easy to Do Business: At $23.5 million in technology-related capital expenditures in 2024, we continue to grow our ability to serve clients. By combining competitive technology with our unbeatable service, we ranked **No. 1 in our footprint for the overall digital experience**, the **capabilities of our cash management platform** and **the ability of our people to assist with it**.



Pinnacle leads the South in all Cash Management categories but one, including:

- Overall Digital Experience 82%
- Quality of Customer Service 82%
- Domestic Product Capability 80%
- International Capabilities 72%

Source: Crisil Coalition Greenwich, 4Q24, total Pinnacle footprint among companies with $1-500MM annual revenue

As we look ahead, our focus on the client experience won't change. It works, and we intend to continue building on the momentum that we have achieved from prioritizing people. It powered year-over-year deposit market share gains in 20 out of 27 MSAs measured by the FDIC* and cultivates loyalty that has historically allowed our performance to transcend rate changes and economic conditions — with shareholders reaping the rewards.

*As of June 30, 2024

MOMENTUM IN OUR RETURNS:
Sustained Growth Enriches Shareholders

Pinnacle's model doesn't just drive associate and client success — it delivers for shareholders again and again through consistent financial performance, strategic growth and disciplined capital management. Our ability to deliver returns to our investors is a result of our relentless focus on the metrics that we believe matter most to value creation: revenue growth, fully diluted EPS growth and tangible book value per share growth.

In 2024, the core of our strategy to return value to shareholders again showed that Pinnacle has been a winning and advantaged stock since it was listed on NASDAQ in 2002.

Balance Sheet Growth: Without sustainable loan and deposit growth, it's incredibly difficult to reliably grow revenue, earnings and tangible book value per share. Strategic expansion fueled **$2.6 billion in loan growth** in 2024 — even while we intentionally focused on reducing our commercial real estate exposure — and **deposits grew by $4.3 billion**, which we believe showcases our **ongoing ability to take a significant amount of market share** from our vulnerable competitors.

That Fuels Revenue: Between 70-80 percent of our earnings will always be derived from the margin on our balance sheet volumes, and our **net interest margin was 3.16 percent for the year**. Fees from wealth management and other services added to our growing net interest income to result in more than **$1.7 billion in total revenue for 2024**.

To Drive EPS and TBV: Our key performance indicators for earnings growth show a reliable long-term track record with a steady trajectory. Looking just at the last five years, **our CAGRs on revenue (12.5 percent), fully diluted EPS (37.3 percent) and tangible book value per share (11.1 percent)** show Pinnacle as a consistent performer that we believe is positioned for continued growth.

While Protecting Our Assets: Nothing would be more damaging to EPS and TBV growth than outsized loan losses. Loan quality statistics confirm the ongoing strength of our loan portfolio. **Net charge offs in 2024 were 0.23 percent**, and our **classified asset ratio and non-performing asset ratio were 3.8 percent and 0.42 percent**, respectively.

Net Charge Offs	Classified Asset Ratio	NPA/Loans & ORE
.23%	3.8%	.42%

Looking ahead, our focus remains on accelerating our momentum — driving profitable growth, enhancing shareholder value and extending our track record of long-term outperformance versus our peers. Our ability to sustain and build upon the success of 2024 should position Pinnacle to capture even greater market share, expand our balance sheet size and strength and further amplify returns. With a relentless focus on strategic execution and financial discipline, we believe we are well positioned to turn today's momentum into tomorrow's sustained success.

*For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures, visit annualreport.pnfp.com.

Expansion Market Highlights

Atlanta 5 years in the market	Jacksonville 1 year in the market	Washington, D.C. 3.2 years in the market
$1.7 billion in loans	$138.9 million in loans	$760 million in loans
$855.4 million in deposits	$37.0 million in deposits	$1.6 billion in deposits
$43.4 million in revenue	$1.1 million in revenue	$24.6 million in revenue
No. 25 deposit market share	First year in operation	No. 24 deposit market share

Alabama 3.5 years in the market		Kentucky 2.3 years in the market	
$990.7 million in loans		$426.8 million in loans	
$775.3 million in deposits		$323.3 million in deposits	
$26.5 million in revenue		$7.4 million in revenue	
No. 22 deposit market share in Birmingham	No. 11 deposit market share in Huntsville	No. 34 deposit market share in Louisville	No. 12 deposit market share in Bowling Green

Specialties	
$3.1 billion in loans	$8.7 billion in deposits

All loan and deposit numbers as of Dec. 31, 2024. Market share rankings based on FDIC data as of June 30, 2024.

Revenue Highlights

Trust
$33.2M; 24.5%

Net Interest Margin
3.16%

Investment Services
$67.6M; 28.9%

Net Interest Income
$1.4B; 8.2%

Interchange, Consumer Fees and Service Charges
$137.3M; 15.4%

Total Revenues
CAGR 12.5%



Fully Diluted EPS
CAGR 37.3%



Tangible Book Value per Share
CAGR 11.1%



MOMENTUM POSITIONS US TO WIN

Many worry that our extraordinary growth over our first quarter century cannot be sustained. But as we close out another year, one thing is clear to us: Pinnacle's momentum rolls on. The foundation we have built over the past 25 years continues to fuel growth that is building a future as promising as our past.

Setting a record for revenue producers hired in 2024 is the strongest predictor of ongoing momentum in 2025. With an aggressive hiring goal for the coming year, we expect continued expansion, market share gains and further momentum for long-term success.

A CLEAR PATH FORWARD

- We will continue to attract and retain top talent, reinforcing the core of our differentiated model.
- Our focus remains on growing revenue through both fees and net interest income made possible by new client acquisition and growing relationship depth and breadth.
- We target top-quartile performance among our peers for growth in EPS and tangible book value per share among.
- We expect a healthy credit backdrop that contributes to stability while pursuing strategic expansion.

Macroeconomic factors will continue to evolve, and many expect a robust economy going forward. But as we demonstrated in 2024, even absent a robust economic environment, it is our disciplined approach, our commitment to investing in our people and markets and our laser focus on execution that give us confidence in the opportunities ahead. And for this reason, we believe Pinnacle continues to be well positioned to win.

Onward!

M. Terry Turner
President and
Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

FINANCIAL REVIEW

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-31225

Pinnacle FINANCIAL PARTNERS , Inc.

(Exact name of registrant as specified in charter)

Tennessee	62-1812853
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

150 Third Avenue South, Suite 900 Nashville, TN	37201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (615) 744-3700

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on which Registered
Common Stock, par value $1.00	PNFP	The Nasdaq Stock Market LLC
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B)	PNFPP	The Nasdaq Stock Market LLC

Securities registered to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller reporting company ☐
(do not check if you are a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐　No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter: $6,074,777,551 as of June 30, 2024.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 77,366,731 shares of common stock as of February 20, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held April 15, 2025 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this Annual Report on Form 10-K, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expect," "anticipate," "bodes," "intend," "may," "should," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to: (i) deterioration in the financial condition of borrowers of Pinnacle Bank and its subsidiaries or BHG, including as a result of persistent elevated interest rates, the negative impact of inflationary pressures and challenging economic conditions on our and BHG's customers and their businesses, resulting in significant increases in loan losses and provisions for those losses and, in the case of BHG, substitutions; (ii) fluctuations or differences in interest rates on loans or deposits from those that Pinnacle Financial is modeling or anticipating, including as a result of Pinnacle Bank's inability to better match deposit rates with the changes in the short-term rate environment, or that affect the yield curve; (iii) the sale of investment securities in a loss position before their value recovers, including as a result of asset liability management strategies or in response to liquidity needs; (iv) adverse conditions in the national or local economies including in Pinnacle Financial's markets throughout the Southeast region of the United States, particularly in commercial and residential real estate markets; (v) the inability of Pinnacle Financial, or entities in which it has significant investments, like BHG, to maintain the long-term historical growth rate of its, or such entities', loan portfolio; (vi) the ability to grow and retain low-cost core deposits and retain large, uninsured deposits, including during times when Pinnacle Bank is seeking to limit the rates it pays on deposits or uncertainty exists in the financial services sector; (vii) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (viii) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (ix) the impact of competition with other financial institutions, including pricing pressures and the resulting impact on Pinnacle Financial's results, including as a result of the negative impact to net interest margin from elevated deposit and other funding costs; (x) the results of regulatory examinations of Pinnacle Financial, Pinnacle Bank or BHG, or companies with whom they do business; (xi) BHG's ability to profitably grow its business and successfully execute on its business plans; (xii) risks of expansion into new geographic or product markets; (xiii) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including goodwill or other intangible assets; (xiv) the ineffectiveness of Pinnacle Bank's hedging strategies, or the unexpected counterparty failure or hedge failure of the underlying hedges; (xv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Bank), to retain financial advisors (including as a result of the competitive environment for associates) or otherwise to attract customers from other financial institutions; (xvi) deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvii) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies, required capital maintenance levels or regulatory requests or directives, particularly if Pinnacle Bank's level of applicable commercial real estate loans were to exceed percentage levels of total capital in guidelines recommended by its regulators; (xviii) approval of the declaration of any dividend by Pinnacle Financial's board of directors; (xix) the vulnerability of Pinnacle Bank's network and online banking portals, and the systems of parties with whom Pinnacle Bank contracts, to unauthorized access, computer viruses, phishing schemes, spam or ransomware attacks, human error, natural disasters, power loss and other security breaches; (xx) the possibility of increased compliance and operational costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle Financial or Pinnacle Bank have significant investments, like BHG, and the development of additional banking products for Pinnacle Bank's corporate and consumer clients; (xxi) Pinnacle Financial's ability to identify potential candidates for, consummate, and achieve synergies from, potential future acquisitions; (xxii) difficulties and delays in integrating acquired businesses or fully realizing costs savings and other benefits from acquisitions; (xxiii) the risks associated with Pinnacle Bank being a minority investor in BHG, including the risk that the owners of a majority of the equity interests in BHG decide to sell the company or all or a portion of their ownership interests in BHG (triggering a similar sale by Pinnacle Bank); (xxiv) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, like BHG, including regulatory or legislative developments; (xxv) fluctuations in the valuations of Pinnacle Financial's equity investments and the ultimate success of such investments; (xxvi) the availability of and access to capital; (xxvii) adverse results (including costs, fines, reputational harm, inability to obtain necessary approvals and/or other negative effects) from current or future litigation, regulatory examinations or other legal and/or regulatory actions involving Pinnacle Financial, Pinnacle Bank or BHG; and (xxviii) general competitive, economic, political and market conditions. A more detailed description of these and other risks is contained in "Item 1A. Risk Factors" below. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise.

Unless this Form 10-K indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "the firm," "the Company," "Pinnacle Financial Partners," "Pinnacle" or "Pinnacle Financial" as used herein refer to Pinnacle Financial Partners, Inc., and its subsidiaries, including Pinnacle Bank, which we sometimes refer to as "our bank subsidiary" or "our bank" and its other subsidiaries. References herein to the fiscal years 2022, 2023 and 2024 mean our fiscal years ended December 31, 2022, 2023 and 2024, respectively.

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements" appearing elsewhere in this Form 10-K and other cautionary statements set forth elsewhere in this report.

ITEM 1. BUSINESS

OVERVIEW

Pinnacle Financial Partners is a financial holding company headquartered in Nashville, Tennessee, with approximately $52.6 billion in total assets as of December 31, 2024. The holding company is the parent company of Pinnacle Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Pinnacle Bank. The firm started operations on October 27, 2000, in Nashville, Tennessee, and has since grown through a combination of acquisitions and organic growth to 137 offices from which we conduct branch banking operations, including 50 in Tennessee, 41 in North Carolina, 21 in South Carolina, 11 in Virginia, four in Georgia, four in Alabama, two in Kentucky, two in Maryland and two in Florida.

Pinnacle Financial provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution. The firm is the No. 1 bank in the Nashville-Murfreesboro-Franklin MSA, according to June 30, 2024 deposit data from the Federal Deposit Insurance Corporation (FDIC). Pinnacle is No. 11 on *FORTUNE* magazine's 2024 list of 100 Best Companies to Work For® in the U.S., its eighth consecutive appearance, as well as the No. 3 company to work for in the U.S. for financial services and insurance, No. 8 for women, No. 9 for millennials and No. 21 for parents, all in 2024. Pinnacle is also No. 5 on *American Banker's* 2024 list of America's Best Banks to Work For and No. 1 among banks with more than $10 billion, its 12th consecutive appearance.

Pinnacle Bank owns a 49 percent interest in Bankers Healthcare Group (BHG), which provides innovative, hassle-free financial solutions to healthcare practitioners and other professionals.

Pinnacle Financial Partners aims to operate as a community bank in several primarily urban markets across the Southeast region of the United States. With this focus, Pinnacle Bank provides the personalized service most often associated with smaller banks while offering many of the sophisticated products and services, such as investments and treasury management, more typically found at much larger banks. This approach has enabled Pinnacle Bank to attract clients from the other regional and national banks in all its markets.

PRODUCTS AND SERVICES

Lending Services

We offer a full range of lending products, including commercial, real estate and consumer loans to individuals, businesses and professional entities. We compete for these loans with competitors who are also well established in our geographic markets as well as other non-depository institution lenders that are subject to less regulation than we are.

Pinnacle Bank's loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer's lending authority, officers with higher lending authority determine whether to approve any new loan requests or renewals of existing loans. Loans to directors and executive officers subject to Regulation O of the FDIC's rules and regulations require approval of the board of directors, and, certain extensions of credit, including loans above certain amounts require approval of a committee of the board.

Pinnacle Bank's lending activities are subject to a variety of lending limits imposed by federal and state law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower's relationship to Pinnacle Bank. In general, however, at December 31, 2024, we were able to loan any one borrower a maximum amount equal to approximately $727.7 million, for loans that meet certain additional collateral guidelines. These legal limits will increase or decrease as Pinnacle Bank's capital increases or decreases as a result of its earnings or losses, the injection of additional capital, payments of dividends, acquisitions, or for other reasons. Pinnacle Bank has internal loan limits ranging from $15 million to $100 million, dependent upon the internal risk rating of a loan, all of which limits are well below the legal lending limit of the bank.

The principal economic risk associated with each category of loans that Pinnacle Bank has made or may in the future make is the creditworthiness of the borrower. General economic factors affecting a commercial or consumer borrower's ability to repay include interest, inflation and unemployment rates, as well as other factors affecting a borrower's assets, clients, business, suppliers and employees. Many of Pinnacle Bank's commercial loans are made to small- to medium-sized businesses that are sometimes less able to withstand competitive, economic and financial pressures than larger borrowers. During periods of economic weakness or periods of increased inflation, like we have recently experienced, these businesses may be more rapidly and more adversely affected than other enterprises and may cause increased levels of nonaccrual or other problem loans, loan charge-offs and higher provision for credit losses.

Pinnacle Bank's commercial clients borrow for a variety of purposes. The terms of these loans (which include, among others, equipment loans and working capital loans) will vary by purpose and by type of underlying collateral, if any. Commercial loans may be unsecured or secured by accounts receivable or by other business assets. Pinnacle Bank also makes a variety of commercial real estate loans, including loans secured by investment properties and business loans secured by real estate.

Pinnacle Bank also makes a variety of loans secured and unsecured to individuals for personal, family, investment and household purposes, including installment and term loans, lines of credit, residential first mortgage loans, home equity loans and home equity lines of credit. We also offer credit cards for consumers and businesses directly.

Through our subsidiary Advocate Capital, we make loans to law firms to finance case expenses and the firms' working capital needs. These loans are typically secured by the borrower's receivables and in certain circumstances include guaranties by individual partners of the firm.

Through our subsidiary JB&B Capital (JB&B), we originate commercial equipment loans and leases, which we also originate through Pinnacle Bank.

Additionally, during 2022, we added two specialty lending groups: franchise lending and equipment lease financing.

Deposit Services

Pinnacle Bank seeks to establish a broad base of core deposits, including savings, noninterest-bearing checking, interest-bearing checking, money market and certificate of deposit accounts, including access to products offered through IntraFi Network Deposit and other niche-based deposit programs. Pinnacle Bank is focused on attracting operating accounts and other core deposits while also lowering our cost of funds. Rates paid on such deposits vary across geographic markets and deposit categories due to different market competition, products and services, deposit size, and other services rendered. Pinnacle Bank acts as a depository for many state and local governments, government agencies, education systems and power and utility organizations. Such public fund deposits are often subject to competitive bid and in many cases must be secured by pledging a portion of our investment securities, letter of credit or by placing funds in a reciprocal deposit network such as the IntraFi Network Deposit.

To attract deposits, Pinnacle Bank employs a reputation management plan within its geographic markets based on relationship banking. These plans feature broad product lines, competitive pricing, and services it believes will support clients' growth. The primary sources of deposits are businesses, their owners and employees along with individuals interested in a comprehensive banking relationship in Pinnacle's geographic markets. Pinnacle Bank traditionally obtains deposits through personal solicitation by its financial advisors and leadership team, although its use of advertising has increased in recent years, primarily due to its partnerships with the Tennessee Titans NFL football team, The Pinnacle at Nashville Yards music venue and the Memphis Grizzlies NBA basketball team.

Additionally, Pinnacle Bank offers its targeted small business and commercial clients a comprehensive array of treasury management and remote deposit services, which allow electronic deposits to be made from the client's place of business. Our treasury management services include, among other products, online wire origination, enhanced ACH origination services, positive pay, zero balance and sweep accounts, automated bill pay services, electronic receivables processing, lockbox processing, merchant card acceptance services, small business and commercial credit cards corporate purchasing cards and virtual accounting/deposit escrow solutions.

Investment, Trust and Insurance Services

Pinnacle Bank contracts with Raymond James Financial Services, Inc. ("RJFS"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public through associates who are employed by both Pinnacle Bank and RJFS. RJFS is a subsidiary of Raymond James Financial, Inc.

Pinnacle Bank offers, through RJFS, non-FDIC insured investment products to help clients achieve their financial objectives within their risk tolerances. The brokerage and investment advisory program offered by RJFS complements Pinnacle Bank's general banking business and further supports its business philosophy and strategy of delivering to our clients a comprehensive array of products and services that meet their financial needs. Pursuant to its contract, RJFS is primarily responsible for the compliance monitoring of dual employees of RJFS and Pinnacle Bank. Additionally, Pinnacle Bank has developed its own compliance-monitoring program in an effort to further ensure that associates deliver these products in a manner consistent with the various regulations governing such activities. Pinnacle Bank receives a percentage of commission credits and fees generated by the program. Pinnacle Bank remains responsible for various expenses associated with the program, including furnishings, equipment and promotional expenses and general personnel costs, including commissions paid to licensed advisors.

Pinnacle Bank also provides fiduciary and investment services through its Trust & Investment Services department. Services offered for individual and commercial clients include an array of accounts including personal trust, investment management, estate administration, endowments, foundations, individual retirement accounts, escrow services and custody. Additionally, Trust & Investment Services provides investment services for qualified plans, primarily through its Retirement Plan Services division.

Additionally, Pinnacle Wealth Advisors, a registered investment advisor, provides investment advisory services to its clients. Miller Loughry Beach Insurance Services, Inc. and HPB Insurance Group, Inc., which are insurance agency subsidiaries of Pinnacle Bank, provide insurance products, particularly in the property and casualty area, to their respective clients. Advocap Insurance Agency, Inc., an insurance agency subsidiary of Advocate Capital, sells insurance products, including professional liability, cyber protection, directors and officers, errors and omissions and life insurance, to its clients consisting mainly of law firms and partners within those firms.

M&A Advisory and Securities Offering Services

PNFP Capital Markets, Inc., a subsidiary of Pinnacle Bank, launched in 2015. As a broker-dealer, this team offers corporate clients merger and acquisition advisory services, public and private debt, equity and mezzanine placement services and other selected middle-market advisory services. Beginning in 2024, PNFP Capital Markets, Inc. expanded its activities to include participating in underwritten public offerings of debt and equity securities.

Other Banking Services

Given client demand to access banking and investment services easily, Pinnacle Bank also offers a broad array of convenience-centered products and services, including 24-hour telephone and online banking, mobile banking, debit and credit cards, direct deposit, remote deposit capture and mobile deposit options. Additionally, Pinnacle Bank is associated with a nationwide network of automated teller machines of other financial institutions that clients are able to use throughout our footprint. In many cases, Pinnacle Bank reimburses its clients for any fees that may be charged for using the nationwide ATM network, providing greater convenience as compared to regional competitors.

Competitive Conditions

We face substantial competition in all areas of our operations from a variety of different competitors, many of whom are larger and have more financial resources than we do. Such competitors primarily include national, large regional and internet banks within the various markets in which we operate, though we also compete with smaller community banks that seek to offer service levels similar to ours. We also face competition from many other types of institutions, including, without limitation, savings and loans associations, credit unions, finance companies, brokerage firms, insurance companies and other financial intermediaries.

The financial services industry is becoming even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms, and insurance companies can operate as affiliates under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our nonbank competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may be able to develop and offer a broader range of products and services as well as better pricing for those products and services. Finally, our competitors may choose to offer lower interest rates and pay higher deposit rates than we do. The actions of these competitors in these regards could cause us to lose customers or elements of the total business relationship we have with a client which could negatively impact our business.

We believe that the most important criteria to our bank's targeted clients when selecting a bank is their desire to receive exceptional and personal service from financial professionals they know and trust. Equally important is being able to enjoy convenient access to a broad array of financial products offered by a financial institution with an ability to meet the changing needs of a sophisticated client base. Additionally, when presented with a choice, we believe that many of our bank's targeted clients would prefer to deal with an institution that favors local decision making as opposed to one where many important decisions regarding a client's financial affairs are made outside of the local community.

Employees and Human Capital

From our founding, we have focused on building an excellent work environment, because we believe excited associates lead to engaged clients and that engaged clients contribute to enriched shareholders. Our hiring philosophy has always been to create the best place to work in our markets. That started with our initial offices in our hometown of Nashville. From there we have branched out across our home state of Tennessee and into some of the best markets in the Southeast. Our hiring philosophy is simple: We aim to hire successful, experienced bankers in each of our markets that share our desire to build a team-oriented firm where our associates win together. In our company, all non-commissioned associates have one set of performance goals under our annual cash incentive plan and nearly every associate in our company is annually awarded equity-based compensation. We believe our unique culture and its resulting high levels of associate engagement and retention rates allow us to be better than our competitors in meeting the needs of our clients.

We are engaging with our associates on a regular basis to assess job satisfaction, and we use the information from internal and third-party surveys to improve our ability to attract, develop, and retain talented associates who drive client engagement. All associates joining Pinnacle, including those joining as a result of an acquisition, participate in a three-day orientation that focuses on culture. During 2024, we received 15 local or national workplace awards including ranking No. 11 among the 100 Best Companies to Work For, No. 3 Best Workplaces in Financial Services and Insurance, No. 9 Best Workplaces for Millennials and No. 6 Best Workplaces for Women all by Great Place to Work® and *FORTUNE* Magazine and also earned a spot on PEOPLE Magazine's 100 Companies That Care list. All these honors place heavy emphasis on anonymous surveys of associates in the judging criteria. We believe these awards illustrate that our culture is strong, and our financial returns illustrate that the focus on culture is a winning business strategy. As of December 31, 2024, we employed 3,565.5 full-time equivalent associates, up from 3,357.0 full-time equivalent associates at December 31, 2023.

None of our associates are represented by a union, collective bargaining agreement or similar arrangement, and we have not experienced any labor disputes or strikes arising from any organized labor groups. We aim to create a great place to work for all our associates, which depends on engaging every associate so they feel supported, safe and like they belong. We believe that highly engaged associates make highly effective teams and that intentionally building a culture where associates of all backgrounds, experiences and viewpoints feel like one unified team is critical to our success. We are guided by the foundational elements of our associate guide, code of conduct and other applicable policies, namely that all people deserve a great place to work and do business. Members of Pinnacle's Associate and Client Experience team lead and coordinate this focused effort and continued commitment. At December 31, 2024, 65% of our associates were women and approximately 18.50% identify themselves as part of a racial or ethnic minority group. Among the Company's 202-person Leadership Team at December 31, 2024, women make up approximately 36% of these associates, up from 23% in 2020, while minorities account for approximately 9% of the Leadership Team members, up from 4% in 2020. A senior leadership team made up of a subset of these Leadership Team members consists of 13 associates, with women making up 23% of this group and minorities making up 15%. Though we are proud of the culture we have created, we have implemented several initiatives aimed at continuing to create a firm where all of our associates feel valued and like they belong including enhanced training, leadership succession initiatives and the development of a multi-year strategy to focus on expanding our workforce makeup as we seek to develop an organization that is representative of all the communities we serve. This workforce enhancement process includes a number of initiatives that are underway to build broader networks with additional agencies and community organizations as we look to recruit and develop future associates and leaders. Through these initiatives, we have expanded our workforce makeup in our leadership succession plan. As of December 31, 2024, women represented 60% of leadership first-choice successors in our succession plan when an internal successor was identified, up 4% over 2023, and associates who identify themselves as part of a racial or ethnic minority group, represented 14% of leadership first-choice successors in our succession plan when an internal candidate was identified, up 8% over 2023.

Serving the needs of all the members of our communities also remains an important part of our strategy. For years, we have focused our community investment efforts on giving within four categories that we believe improve the quality of life of the citizens in our communities: education, health and human services, economic development and the arts. We also empower our associates to serve the causes about which they are most passionate. In 2024, our associates volunteered more than 27,357 hours of their time through 8,784 service opportunities to help organizations across our footprint.

OTHER INFORMATION

Investment Securities

In addition to loans, Pinnacle Bank has investments primarily in United States treasury and agency securities, agency sponsored mortgage-backed securities, corporate bonds and state and municipal securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation. The Risk Committee of our board of directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to Pinnacle Bank's asset liability management policy as set by the board of directors.

Asset and Liability Management

Our Asset Liability Management Committee ("ALCO"), composed of senior managers of Pinnacle Bank, manages Pinnacle Bank's assets and liabilities and strives to provide a stable, optimized net interest income and margin, adequate liquidity and ultimately a suitable after-tax return on assets and return on equity. ALCO conducts these management functions within the framework of written policies that Pinnacle Bank's board of directors has adopted. ALCO works to maintain an acceptable position between rate sensitive assets and rate sensitive liabilities. The Risk Committee of the board of directors oversees the ALCO function on an ongoing basis.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information we have filed or furnished with the SEC.

Our website address is www.pnfp.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

We have also posted our Corporate Governance Guidelines, Corporate Code of Conduct for directors, officers and employees, and the charters of our Audit Committee, Human Resources and Compensation Committee, Executive Committee, Risk Committee, Nominating and Corporate Governance Committee and Climate Sustainability Committee of our board of directors in the Investor Relations section of our website at www.pnfp.com. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Corporate Code of Conduct, Corporate Governance Guidelines or current committee charters on our website. Our corporate governance materials are available free of charge upon request to our Corporate Secretary at our corporate headquarters, Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, TN 37201. Our telephone number for our corporate headquarters is (615) 744-3700.

SUPERVISION AND REGULATION

Both Pinnacle Financial and Pinnacle Bank as well as many of their subsidiaries and entities in which they have made investments are subject to extensive state and federal banking and other laws and regulations that impose restrictions on and provide for general regulatory oversight of Pinnacle Financial's and Pinnacle Bank's and these subsidiaries' operations. These laws and regulations are generally intended to protect depositors and borrowers, not shareholders.

Pinnacle Financial

Pinnacle Financial is a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act") that has elected to become a "financial holding company" thereunder. As a result, it is subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve").

Acquisition of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:
- Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;
- Acquiring all or substantially all of the assets of any bank; or
- Subject to certain exemptions, merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned; the effectiveness of the applicant in combating money laundering; the convenience and needs of the communities to be served; and the extent to which the proposal would result in greater or more concentrated risk to the United States banking or financial system.

Under the Bank Holding Company Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), if well capitalized and well managed, a bank holding company located in Tennessee may purchase a bank located outside of Tennessee. Conversely, a well capitalized and well managed bank holding company located outside of Tennessee may purchase a bank located inside Tennessee. In each case, however, state law restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Tennessee law currently prohibits a bank holding company from acquiring control of a Tennessee-based financial institution until the target financial institution has been in operation for three years. Tennessee law also prohibits a bank holding company from acquiring a Tennessee bank if the acquisition would result in the bank or bank holding company controlling 30% or more of the insured deposits in Tennessee.

On September 17, 2024, the FDIC approved a final Statement of Policy on Bank Merger Transactions addressing the scope of transactions subject to FDIC approval, the FDIC's process for evaluating merger applications and the principles that guide the FDIC's consideration of the applicable statutory factors as set forth in the Bank Merger Act.

Change in Bank Control. Subject to various exceptions, the Federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company, together with any other person deemed to be acting in concert with such individual or company, acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if an individual or company, together with any other person deemed to be acting in concert with such individual or company, acquires 10% or more, but less than 25%, of any class of voting securities and either:

- The bank holding company has registered securities under Section 12 of the Exchange Act; or
- No other person owns a greater percentage of that class of voting securities immediately after the transaction.

In August 2024, the FDIC issued a proposed rule that seeks to eliminate an exemption to its regulatory filing requirements related to acquisition of voting securities of depository institution holding companies, which rules, if adopted, would require change in bank control filings associated with bank holding company securities to be made with, and approved by, the FDIC in addition to the Federal Reserve.

Pinnacle Financial's common stock is registered under Section 12 of the Exchange Act. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities. Bank holding companies generally are prohibited, except in certain statutorily prescribed instances including exceptions for financial holding companies, from acquiring direct or indirect ownership or control of 5% or more of any class of the outstanding voting securities of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to its subsidiaries. However, subject to prior notice or Federal Reserve approval, bank holding companies may engage in, or acquire shares of companies engaged in, activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Gramm-Leach-Bliley Act of 1999 (the "Gramm-Leach-Bliley Act" or "GLB") amended the Bank Holding Company Act and expanded the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminated many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and provided that holding companies which elected to become financial holding companies, as Pinnacle Financial has done, could engage in activities that are:

- Financial in nature;
- Incidental to a financial activity (as determined by the Federal Reserve in consultation with the Secretary of the U.S. Treasury); or
- Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally (as determined by the Federal Reserve).

The Gramm-Leach-Bliley Act identifies the following activities as financial in nature:

- Lending, exchanging, transferring, investing for others, or safeguarding money or securities;
- Insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability or death, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;
- Providing financial, investment, or economic advisory services;
- Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;
- Underwriting, dealing in or making a market in securities;
- Activities that the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or

controlling banks as to be a proper incident to banking or managing or controlling banks;

- Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;
- Merchant banking, including through securities or insurance affiliates; and
- Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the U.S. Treasury, to determine activities in addition to those listed above that are financial in nature or incidental or complementary to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the Bank Holding Company Act and the Gramm-Leach-Bliley Act, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services. Pinnacle Financial became a financial holding company effective as of February 17, 2016.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed" and, except in limited circumstances, in satisfactory compliance with the Community Reinvestment Act, as discussed in the section captioned "Community Reinvestment Act" below. A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the section captioned "Capital Adequacy" below. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. A financial holding company's status will also depend upon it maintaining its status as "well capitalized" and "well managed" under applicable Federal Reserve regulations. If a financial holding company and its depository institution subsidiaries cease to meet these capital and management requirements, the Federal Reserve's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company (including its depository institution subsidiaries) returns to compliance, the Federal Reserve may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. If the financial holding company (including its depository institution subsidiaries) does not return to compliance within 180 days, the Federal Reserve may require divestiture of the holding company's depository institutions or alternatively the holding company may be required to cease to engage in the activities that it is engaged in that a bank holding company is not permitted to engage in without being a financial holding company.

In order for a financial holding company to commence any new activity permitted by the Bank Holding Company Act or to acquire a company engaged in any new activity permitted by the Bank Holding Company Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act.

Despite prior approval, the Federal Reserve may order a financial holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the financial holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries or if there is a failure to maintain certain capital or management standards.

Support of Subsidiary Institutions. Pinnacle Financial is required to act as a source of financial and managerial strength for its bank subsidiary, Pinnacle Bank, and to commit resources to support Pinnacle Bank. This support can be required at times when it would not be in the best interest of Pinnacle Financial's shareholders or creditors to provide it. In the event of Pinnacle Financial's bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of Pinnacle Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Pinnacle Bank

Pinnacle Financial owns one bank - Pinnacle Bank. Pinnacle Bank is a state bank chartered under the laws of the State of Tennessee that is not a member of the Federal Reserve. As a result, it is subject to the supervision, examination and reporting requirements and the regulations of the FDIC and Tennessee Department of Financial Institutions ("TDFI"). The TDFI has the authority to approve or disapprove mergers, the issuance of preferred stock and capital notes by Pinnacle Bank, the establishment of branches and similar corporate actions. The TDFI regularly examines state banks like Pinnacle Bank and in connection with its examinations may identify matters necessary to improve a bank's operation in accordance with principles of safety and soundness. The FDIC also has examination powers with respect to state, non-member banks like Pinnacle Bank. Any matters identified in such examinations are required to be appropriately addressed by the bank. Pinnacle Bank is also subject to numerous state and federal statutes and regulations that will affect its business, activities and operations.

Branching. While the TDFI has authority to approve branch applications, state banks are required by the State of Tennessee to adhere to branching laws applicable to state chartered banks in the states in which they are located. With prior regulatory approval, Tennessee law permits banks based in the state to either establish new or acquire existing branch offices throughout Tennessee. As a result of the Dodd-Frank Act, Pinnacle Bank and any other national or state-chartered bank generally may, with receipt of any required regulatory approvals, branch across state lines to the same extent as banks chartered in the state where the branch is located.

FDIC Insurance. Deposits in Pinnacle Bank are insured by the FDIC up to $250,000 subject to applicable limitations. To offset the cost of this insurance, the FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of an insured depository institution's assets and liabilities. An institution's assessment rate depends on the category to which it is assigned and certain adjustments specified by the FDIC, with less risky institutions paying lower assessments. Under the Dodd-Frank Act, the FDIC has adopted regulations that base deposit insurance assessments on total assets less capital rather than deposit liabilities and include off-balance sheet liabilities of institutions and their affiliates in risk-based assessments. After an institution's average assets exceed $10 billion over four quarters as ours have, the assessment rate increases compared to institutions at lower average asset levels. In addition, for larger institutions, like Pinnacle Bank, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank's capital level and supervisory ratings and certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. Continued increases in our FDIC insurance premiums could have an adverse effect on Pinnacle Bank's and Pinnacle Financial's results of operations.

In November 2023, the FDIC issued a final rule to implement a special assessment to recover losses to the Deposit Insurance Fund ("DIF") incurred as a result of bank failures that occurred during the first half of 2023 and the FDIC's use of the systemic risk exception to cover certain deposits that were otherwise uninsured. The special assessment was based on estimated uninsured deposits as of December 31, 2022 (excluding the first $5.0 billion) and will be assessed at a quarterly rate of 3.36 basis points, over eight quarterly assessment periods. The assessments began in the first quarter of 2024. As a result of this final rule, we accrued $29.0 million related to this assessment in the fourth quarter of 2023 and an additional $6.8 million in 2024. These amounts represented our then current expectation of the full amount of the assessment based on our total uninsured deposits as of December 31, 2022. Under the final rule, the estimated loss pursuant to the systemic risk determination will be periodically adjusted, and the FDIC has retained the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. The extent to which any such additional future assessments will impact our future deposit insurance expense is currently uncertain.

The FDIC may terminate its insurance of an institution's deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

General Enforcement Authority of Regulators

Bank holding companies (including those that have elected to be financial holding companies) and insured banks also may be subject to potential enforcement actions of varying levels of severity by the federal regulators for unsafe or unsound practices in conducting their business, or for violation of any law, rule, regulation, condition imposed in writing by any applicable agency or term of a written agreement with that agency. In more serious cases, enforcement actions may include the issuance of directives to increase capital; the issuance of formal and informal agreements; the imposition of civil monetary penalties; the issuance of a cease and desist order that can be judicially enforced; the issuance of removal and prohibition orders against officers, directors, and other institution-affiliated parties; the termination of the bank's deposit insurance; the appointment of a conservator or receiver for the bank; and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Capital Adequacy

The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Pinnacle Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. Tennessee state banks are required to have the capital structure that the TDFI deems adequate, and the Commissioner of the TDFI as well as federal regulators may require a state bank (or its holding company in the case of federal regulators) to increase its capital structure to the point deemed adequate by the Commissioner or such other federal regulator before granting approval of a branch application, merger application or charter amendment.

The Dodd-Frank Act contains a number of provisions dealing with capital adequacy of insured depository institutions and their holding companies, and for the most part these provisions have resulted in insured depository institutions and their holding companies being subject to more stringent capital requirements than before passage of the act. Under the Dodd-Frank Act, federal regulators have established minimum Tier 1 leverage and risk-based capital requirements for, among other entities, banks and bank holding companies on a consolidated basis. These minimum requirements require that a bank holding company maintain a ratio of Tier 1 capital to average assets, less goodwill, other intangible assets and other required deductions ("Tier 1 leverage ratio") of not less than 4% and a total capital ratio of not less than 8%.

In July 2013, the Federal Reserve and the FDIC approved final rules that substantially amended the regulatory capital rules applicable to Pinnacle Bank and Pinnacle Financial, effective January 1, 2015. The final rules implement the regulatory capital reforms of the Basel Committee on Banking Supervision reflected in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" (Basel III) and changes required by the Dodd-Frank Act.

Under these rules, the leverage and risk-based capital ratios of bank holding companies like Pinnacle Financial may not be lower than the leverage and risk-based capital ratios for insured depository institutions like Pinnacle Bank. The final capital rules implementing Basel III include minimum risk-based capital and leverage ratios for banks and their holding companies. Moreover, these rules refined the definition of what constitutes "capital" for purposes of calculating those ratios, including the definitions of Tier 1 capital and Tier 2 capital. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock and related surplus, less goodwill and other specified intangible assets and other regulatory deductions. Tier 2 capital generally consists of perpetual preferred stock and related surplus not meeting the Tier 1 capital definition, qualifying trust preferred securities and subordinated debt, qualifying mandatorily convertible debt securities and a limited amount of the allowance for credit losses.

The minimum capital level requirements applicable to bank holding companies and banks subject to the federal regulators' capital rules are: (i) a Tier 1 common equity ("CET1") capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6%; (iii) a total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules also established a "capital conservation buffer" of 2.5% (to consist of CET1 capital) above the regulatory minimum capital ratios that has resulted in the following minimum ratios: (i) a CET1 capital ratio of 7%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if capital levels fall below minimum levels plus the buffer amounts. These limitations establish a maximum percentage of eligible retained income that could be utilized for any such actions.

Under the Basel III capital rules, CET1 consists of common stock and paid in capital and retained earnings. CET1 is reduced by goodwill, certain intangible assets, net of associated deferred tax liabilities, deferred tax assets that arise from tax credit and net operating loss carryforwards, net of any valuation allowance, and certain other items specified in the Basel III capital rules. The Basel III capital rules also provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks and investments in non-consolidated financial institutions be deducted from CET1 to the extent that any such category exceeds 25% of CET1.

The final rules allowed banks and their holding companies with less than $250 billion in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in accumulated other comprehensive income in their capital calculation. Pinnacle Financial and Pinnacle Bank each opted out of this requirement.

Pinnacle Financial must qualify as "well capitalized," among other requirements, in order for it to engage in certain acquisitions or be eligible for expedited treatment of certain regulatory applications, including those related to mergers and acquisitions. For Pinnacle Financial to qualify as "well capitalized," for these purposes it must have a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% and not be subject to a written agreement, order or directive to maintain a specific capital level.

Failure to meet statutorily mandated capital requirements or more restrictive ratios separately established for a depository institution or its holding company by its regulators could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business.

On July 30, 2024, the FDIC proposed a rule that would amend the current rules governing brokered deposits. The proposed rule would, among other things, (i) amend the definition of "deposit broker"; (ii) eliminate the exclusive deposit placement arrangement exception; (iii) eliminate the enabling transactions designated business exception; (iv) revise the "25 percent test" designated business exception for a primary purpose exception to be available only to broker-dealers and investment advisers and only if less than 10% of the total assets that the broker-dealer or investment adviser has under management for its customers is placed at one or more insured depository institutions; (v) revise the interpretation of the primary purpose exception to consider the third party's intent in placing customer funds at a particular insured depository institution; (vi) allow only insured depository institutions to file notices and applications for primary purpose exceptions; and (vii) clarify how an insured depository institution that loses its "agent institution" status regains that status. Pinnacle Financial is currently evaluating the effect of the proposed rule on Pinnacle Financial were it to be adopted as a final rule and monitoring the status of this rulemaking, which is uncertain with the recent change in the Presidential administration.

Additionally, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") establishes a system of prompt corrective action ("PCA") to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator within a specified period for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Under FDIC regulations, a state regulated bank which is not a member of the Federal Reserve (a state non-member bank) like Pinnacle Bank is "well capitalized" under PCA if it has a Tier 1 leverage ratio of 5% or better, a CET1 capital ratio of 6.5% or better, a Tier 1 risk-based capital ratio of 8% or better, a total risk-based capital ratio of 10% or better, and is not subject to a regulatory agreement, order or directive to maintain a specific level for any capital measure. A state non-member bank is considered "adequately capitalized" if it has a Tier 1 leverage ratio of at least 4%, a CET1 capital ratio of 4.5% or better, a Tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 8.0% and does not meet the definition of a well-capitalized bank. Lower levels of capital result in a bank being considered undercapitalized, significantly undercapitalized and critically undercapitalized. State non-member banks are required to be "well capitalized" in order to take advantage of expedited procedures on certain applications, such as those related to the opening of branches and mergers, and to accept and renew brokered deposits without further regulatory approval.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. In addition, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The FDIC is required to resolve a bank when its ratio of tangible equity to tangible assets reaches 2%. The regulations also establish procedures for downgrading an institution into a lower capital category based on supervisory factors other than capital.

The Basel III capital rules prescribe a standardized approach for risk weightings that expand the risk-weighting categories from the four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories. Specific changes to the rules impacting Pinnacle Financial's and Pinnacle Bank's determination of risk-weighted assets include, among other things:

- applying a 150% risk weight instead of a 100% risk weight for certain high volatility commercial real estate acquisition, development and construction loans;
- assigning a 150% risk weight to the unsecured portion of non-residential mortgage loans that are 90 days past due or otherwise on nonaccrual status;
- providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (previously set at 0%);
- providing for a risk weight, generally not less than 20% with certain exceptions, for securities lending transactions based on the risk weight category of the underlying collateral securing the transaction;
- providing for a 600% risk weight on certain equity exposures; and
- eliminating the 50% cap on the risk weight for OTC derivatives.

In December 2017, the Basel Committee on Banking Supervision published the last version of the Basel III accord, generally referred to as "Basel IV" or the "Basel III Endgame." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets ("RWA"), which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. In July 2023, federal banking regulators issued a joint agency proposal that sought to implement the final components of the Basel III Endgame as well as seeking to make changes aimed at addressing the underlying causes of the turmoil in the banking industry that was experienced in the first half of 2023 with the failure of certain larger financial institutions. The proposal seeks to revise the capital framework for banks with total assets of $100 billion or more in four main areas of credit risk, market risk, operational risk and credit valuation adjustment risk. The proposal also would have required banks with total assets of $100 billion or more to include unrealized gains and losses from certain securities in their capital ratios, to comply with supplementary leverage ratio requirements and to comply with countercyclical capital buffer requirements, if activated. The comment period for these proposed changes ended in January 2024, and the proposed rule changes have not yet been finalized. As a result of the recent change in the Presential administration, we believe the regulatory agencies are likely to repropose a modified version of the proposed rule changes that would remove most of the Basel III Endgame changes on the $100 billion to $250 billion asset sized banks, but as of the date of this Annual Report on Form 10-K, no re-proposed rules have been issued.

In February 2019, the federal bank regulatory agencies issued a final rule (the "2019 CECL Rule") that revised certain capital regulations to account for changes to credit loss accounting under U.S. GAAP. The 2019 CECL Rule included a transition option that allows banking organizations to phase in, over a three-year period, the day-one adverse effects of adopting a new accounting standard related to the measurement of current expected credit losses ("CECL") on their regulatory capital ratios (three-year transition option). In March 2020, the federal bank regulatory agencies issued an interim final rule that maintained the three-year transition option of the 2019 CECL Rule and also provided banking organizations that were required under U.S. GAAP (as of January 2020) to implement CECL before the end of 2020 the option to delay for two years an estimate of the effect of CECL on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, each of Pinnacle Bank and Pinnacle Financial has elected the option to delay the estimated impact on regulatory capital of Pinnacle Financial's and Pinnacle Bank's adoption of ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which was effective January 1, 2020. The initial impact of adoption of ASU 2016-13, as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption of ASU 2016-13 (collectively the "transition adjustments"), was delayed until December 31, 2021. As of January 1, 2022, the cumulative amount of the transition adjustments of $68.0 million became fixed and thereafter that amount was phased out of the regulatory capital calculations evenly over a three year period, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024. As of January 1, 2025, the temporary regulatory capital benefits have been fully reversed.

At December 31, 2024, Pinnacle Bank's CET1 capital ratio was 11.6%, Tier 1 risk-based capital ratio was 11.6%, total risk-based capital ratio was 12.5% and Tier 1 leverage ratio was 9.8%, compared to 11.1%, 11.1%, 12.0% and 9.7% at December 31, 2023, respectively. At December 31, 2024, Pinnacle Financial's CET1 capital ratio was 10.8%, Tier 1 risk-based capital ratio was 11.3%, total risk-based capital ratio was 13.1% and Tier 1 leverage ratio was 9.6%, compared to 10.3%, 10.8%, 12.7% and 9.4% at December 31, 2023, respectively. All of these ratios exceeded regulatory minimums and those required by Basel III and FDICIA (including after application of any applicable capital conservation buffer) to be considered well capitalized. More information concerning Pinnacle Financial's and Pinnacle Bank's regulatory ratios at December 31, 2024 is included in Note 20 to the "Notes to Consolidated Financial Statements" included elsewhere in this Annual Report on Form 10-K.

Capital Planning

Banking organizations must have appropriate capital planning processes, with proper oversight from the board of directors. Accordingly, pursuant to a separate, general supervisory letter from the Federal Reserve, bank holding companies are expected to conduct and document comprehensive capital adequacy analyses prior to the declaration of any dividends (on common stock, preferred stock, trust preferred securities or other Tier 1 capital instruments), capital redemptions or capital repurchases. Moreover, the federal banking agencies have adopted a joint agency policy statement, noting that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank's capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the relevant federal banking agencies to take corrective actions.

In January 2024, Pinnacle Financial's board of directors authorized a share repurchase program for up to $125.0 million of Pinnacle Financial's outstanding common stock, which was scheduled to expire upon the earlier of Pinnacle Financial's repurchase of shares of its outstanding common stock having an aggregate purchase price of $125.0 million or March 31, 2025. During 2024, Pinnacle Financial repurchased no shares of its common stock under such share repurchase program. In addition, in January 2025, Pinnacle Financial's board of directors approved a subsequent repurchase program for up to $125.0 million. The new repurchase program will commence upon the expiration of the current program and is scheduled to expire upon the earlier of Pinnacle Financial's repurchase of shares of its outstanding common stock having an aggregate purchase price of $125.0 million or March 31, 2026. Repurchases of shares of Pinnacle Financial's common stock will be made in accordance with applicable laws and may be made at management's discretion from time to time in the open market, through privately negotiated transactions or otherwise.

Payment of Dividends

Pinnacle Financial is a legal entity separate and distinct from Pinnacle Bank. Though Pinnacle Financial had cash and cash equivalents of $235.0 million as of December 31, 2024, the principal source of Pinnacle Financial's cash flow, including cash flow to pay interest to its holders of subordinated debentures and subordinated notes, and any dividends payable to common shareholders and holders of its preferred stock, are dividends that Pinnacle Bank pays to Pinnacle Financial as its sole shareholder. Under Tennessee law, Pinnacle Financial is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, Pinnacle Financial's board of directors must consider its and Pinnacle Bank's current and prospective capital, liquidity, and other needs.

In addition to state law limitations on Pinnacle Financial's ability to pay dividends, the Federal Reserve imposes limitations on Pinnacle Financial's ability to pay dividends. As noted above, effective January 1, 2016, Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if Pinnacle Financial's regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer. Additionally, it is Federal Reserve policy that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with the organization's current and expected future capital needs, asset quality and overall financial condition. Federal Reserve policy also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure. See "Capital Adequacy" above.

Statutory and regulatory limitations also apply to Pinnacle Bank's payment of dividends to Pinnacle Financial. Pinnacle Bank is required by Tennessee law to obtain the prior approval of the Commissioner of the TDFI for payments of dividends if the total of all dividends declared by its board of directors in any calendar year will exceed (1) the total of Pinnacle Bank's net income for that year, plus (2) Pinnacle Bank's retained net income for the preceding two years. As of December 31, 2024, Pinnacle Bank could pay dividends to Pinnacle Financial of up to $1.3 billion. Generally, federal regulatory policy encourages holding company debt to be serviced by subsidiary bank dividends or additional equity rather than debt issuances. Pinnacle Financial had available cash balances of approximately $235.0 million at December 31, 2024 that could be used to pay its obligations and support Pinnacle Bank.

The payment of dividends by Pinnacle Bank and Pinnacle Financial may also be affected by other factors, such as the requirement to maintain adequate capital above statutory and regulatory requirements imposed on Pinnacle Bank or Pinnacle Financial by their regulators. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDICIA, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized.

During the fourth quarter of 2013, Pinnacle Financial initiated a quarterly common stock dividend in the amount of $0.08 per share. The board of directors of Pinnacle Financial has increased the dividend amount per share over time. The most recent increase occurred on January 21, 2025, when the board of directors increased the dividend to $0.24 per share from $0.22 per share. During the year ended December 31, 2024, Pinnacle Financial paid $69.0 million in net dividends to its common shareholders. On January 21, 2025, our board of directors declared a $0.24 per share quarterly cash dividend to common shareholders which should approximate $18.8 million in aggregate dividend payments and will be paid on February 28, 2025 to common shareholders of record as of the close of business on February 7, 2025.

During the second quarter of 2020, Pinnacle Financial issued 9.0 million depositary shares, each representing a 1/40th interest in a share of its 6.75% fixed rate non-cumulative, perpetual preferred stock, Series B (Series B Preferred Stock) in a registered public offering to both retail and institutional investors. During the years ended December 31, 2022, 2023, and 2024, Pinnacle Financial paid $15.2 million in dividends on its Series B Preferred Stock. On January 21, 2025, our board of directors approved a quarterly dividend of approximately $3.8 million, or $16.88 per share (or $0.422 per depositary share), on the Series B Preferred Stock payable on March 1, 2025 to shareholders of record at the close of business on February 14, 2025.

The amount and timing of all future dividend payments, if any, including on the Series B Preferred Stock, is subject to our board's discretion and will depend on our earnings, capital position, financial condition and other factors, including, if necessary, our receipt of dividends from Pinnacle Bank, regulatory capital requirements, as they become known to us and receipt of any regulatory approvals that may become required as a result of our and our bank subsidiary's financial results. If we fail to pay dividends on our Series B Preferred Stock, we will be prohibited from paying dividends on our common stock.

Restrictions on Transactions with Affiliates

Both Pinnacle Financial and Pinnacle Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

- A bank's loans or extensions of credit, including purchases of assets subject to an agreement to repurchase, to or for the benefit of affiliates;
- A bank's investment in affiliates;

- Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;
- The amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates;
- Transactions involving the borrowing or lending of securities and any derivative transaction that results in credit exposure to an affiliate; and
- A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital stock and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions that is a credit transaction must also meet specified collateral requirements. Pinnacle Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Pinnacle Financial and Pinnacle Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Pinnacle Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. Among other requirements and limitations, these extensions of credit are subject to certain dollar value limitations, must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act and Fair Lending

The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve and the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods consistent with safe and sound operations of the institutions. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Pinnacle Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements. Pinnacle Bank received a satisfactory CRA rating from its primary federal regulator on its most recent CRA regulatory examination.

In December 2019, the FDIC and the Office of the Comptroller of the Currency ("OCC") jointly proposed rules that would have significantly changed existing CRA regulations. In May 2020, the OCC issued its final CRA rule, effective October 1, 2020; however, in December 2021, the OCC revoked the newly issued rule and largely reverted to its prior CRA rule. On October 24, 2023, the OCC, Federal Reserve and FDIC issued a final rule that the regulators believe will strengthen and modernize regulations implementing the CRA. The stated key objectives of the rule are to (1) strengthen the achievement of the core purpose of the CRA, (2) adapt to changes in the banking industry, including the expanded role of mobile and online banking, (3) provide greater clarity and consistency in the application of CRA regulations, (4) tailor performance standards to account for differences in bank size, business models and local conditions, (5) tailor data collection and reporting requirements and use existing data whenever possible, (6) promote transparency and public engagement, (7) confirm that CRA and fair lending responsibilities are mutually reinforcing and (8) promote a consistent regulatory approach that applies to banks regulated by all three agencies. This final rule had an initial effective date of April 1, 2024 though compliance with a majority of the rule's changes will not be required until January 1, 2026, and the data reporting requirements of the final rule will not take effect until January 1, 2027. Because of Pinnacle Bank's asset size it will be evaluated for compliance with the new rule under each of the rule's four tests – the retail lending test, the retail services and products tests, a community development financing test and a community development services test. Among other things, the new rule expands those assessment areas where Pinnacle Bank's activities will be tested for compliance with the rules to include areas where Pinnacle Bank (or its subsidiaries or entities in which it has made significant investments) may not have a physical presence but nonetheless engages in activity as a result of online banking activities. Pinnacle Financial is evaluating the impact of the changes within these new rules on its (and its subsidiaries' and other entities' in which it has made significant investments) operations and the potential impact to its and these other companies' financial condition, results of operations, and/or liquidity, which cannot be predicted at this time. In January 2024, multiple trade associations and others filed a lawsuit in the Northern District of Texas seeking to vacate the new CRA rules on the grounds that the regulators exceeded their statutory authority in adopting the rules and that the rules may curtail lending. On March 29, 2024, the court issued a preliminary injunction barring the federal banking agencies from enforcing the CRA final rule against the plaintiffs pending the resolution of the lawsuit. The court also extended all implementation dates under the CRA final rule, day for day, for each day that the injunction remains in place. The court concluded that the plaintiffs had demonstrated a substantial likelihood of success on the merits and would suffer irreparable harm if they had to incur costs to prepare to comply with a rule that might later be invalidated. The court's decision granting a preliminary injunction is on appeal to the United States Court of Appeals for the Fifth Circuit. These legal challenges, along with the recent change in the Presidential administration, create uncertainty regarding when the rule will ultimately be effective, what elements of the rule change will survive legal challenge and the ultimate impact of the rule change on Pinnacle Financial and Pinnacle Bank.

Pinnacle Bank is also subject to fair lending requirements and reporting obligations involving its home mortgage lending operations. Fair lending laws prohibit discrimination in the provision of banking services, and bank regulators have increasingly focused on the enforcement of these laws. Fair lending laws include the Equal Credit Opportunity Act of 1974 and the Fair Housing Act of 1968, which prohibit discrimination in credit and residential real estate transactions on the basis of prohibited factors including, among others, race, color, national origin, gender and religion. Pinnacle Bank may be liable, either through administrative enforcement or private civil actions, for policies that result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency may refer the matter to the U.S. Department of Justice ("DOJ") for investigation. Pursuant to a Memorandum of Understanding, the DOJ and the Consumer Financial Protection Bureau ("CFPB") have agreed to share information, coordinate investigations and generally commit to strengthen their coordination efforts. Pinnacle Bank is required to have a fair lending program that is of sufficient scope to monitor the inherent fair lending risk of the institution and that appropriately remediates issues which are identified.

Enhanced Prudential Standards

The Federal Reserve is required to monitor emerging risks to financial stability and enact enhanced supervision and prudential standards applicable to large bank holding companies and certain non-bank covered companies designated as systemically important by the Financial Stability Oversight Council. The Dodd-Frank Act mandates that certain regulatory requirements applicable to these systemically important financial institutions be more stringent than those applicable to other financial institutions. In 2019, the Federal Reserve adopted new rules impacting certain capital and liquidity requirements and other enhanced prudential standards. The final rules assign all domestic bank holding companies with $100 billion or more in total consolidated assets to one of four categories of tailored regulatory requirements. Pinnacle Financial and Pinnacle Bank are generally not impacted by these rules, though the enhanced prudential standards rules, as amended in 2019, require publicly traded bank holding companies, like Pinnacle Financial, with $50 billion or more in total consolidated assets to establish risk committees. Prior to the amendment, the requirement to establish a risk committee was applicable to publicly traded bank holding companies with $10 billion or more in consolidated assets. We have established and currently maintain a risk committee of our board of directors.

Resolution Planning

The FDIC has required insured depository institutions ("IDIs") with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolution in the event of the institution's failure. In 2018, the FDIC issued a moratorium on resolution plans for IDIs with more than $50 billion in assets. In August 2023, the FDIC proposed amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments, which went into effect on October 1, 2024, require IDIs with between $50 billion and $100 billion in total assets to submit informational filings on a three-year cycle, with an interim supplement updating key information submitted in the off years.

Cybersecurity and Data Privacy

State and federal banking regulators have issued various policy statements and, in some cases, regulations, emphasizing the importance of technology risk management and supervision. In July 2023, the SEC adopted rules that require disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. The final rule applicable to the cybersecurity disclosure to be included in the Company's (i) Current Reports on Form 8-K became effective on December 18, 2023 and (ii) Annual Report on Form 10-K became effective for any fiscal year ending on or after December 15, 2023. On November 18, 2021, the federal banking agencies issued a joint final rule that requires a banking organization to notify their primary federal regulator within 36 hours of becoming aware that a significant "computer-security incident" has occurred. In general, a banking organization must notify its primarily federal regulator for incidents that have materially disrupted, degraded or impaired - or are reasonably likely to materially disrupt, degrade or impair - (i) the ability of such banking organization to carry out banking operations and activities or deliver banking products and services, (ii) such banking organization's results of operations, or (iii) the financial stability of the financial sector. The final rule also requires a bank service provider to notify each of its affected customers as soon as possible when it determines that it has experienced a computer-security incident that has caused, or is reasonably likely to cause, a material service disruption for four or more hours. Compliance with the final rule was required by May 1, 2022. This new rule and the earlier such policy statements and regulations indicate that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. A financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack.

Federal statutes and regulations, including the Gramm-Leach-Bliley Act and the Right to Financial Privacy Act of 1978, limit Pinnacle Financial's and Pinnacle Bank's ability to disclose non-public information about consumers, customers and employees to nonaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires disclosure of our privacy policies and practices relating to sharing non-public information and enables retail customers to opt out of the institution's ability to share information with unaffiliated third parties under certain circumstances. The Gramm-Leach-Bliley Act also requires Pinnacle Financial and Pinnacle Bank to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information and, if applicable state law is more protective of customer privacy than the Gramm-Leach-Bliley Act, financial institutions, including Pinnacle Bank, will be required to comply with such state law. In addition to their obligations to safeguard customer information under Gramm-Leach-Bliley Act regulations, financial institutions, like Pinnacle Bank, are subject to regulations that require the institutions when they become aware of an incident of unauthorized access to sensitive customer information, to conduct a reasonable investigation to promptly determine the likelihood that the information has been or will be misused. If the institution determines that misuse of the sensitive customer information has occurred or is reasonably possible, it should notify the affected customers as soon as possible. An increasing number of state laws and regulations have been enacted in recent years to implement privacy and cybersecurity standards and regulations, including data breach notification and data privacy requirements. Other nations in which our customers do business, such as the European Union, have adopted similar requirements. This trend of state-level and international activity is expected to continue to expand, requiring continual monitoring of developments in the states and nations in which our customers are located and ongoing investments in our information systems and compliance capabilities.

Other laws and regulations impact Pinnacle Financial's and Pinnacle Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and programs to protect such information. In addition, Pinnacle Bank has established a privacy policy that it believes promotes compliance with the federal requirements.

Incentive Compensation Policies and Restrictions

The federal banking agencies have issued guidance on sound incentive compensation policies that applies to all banking organizations supervised by the agencies (thereby including both Pinnacle Financial and Pinnacle Bank). Pursuant to the guidance, to be consistent with safety and soundness principles, a banking organization's incentive compensation arrangements should: (1) provide employees with incentives that appropriately balance risk and reward; (2) be compatible with effective controls and risk management; and (3) be supported by strong corporate governance including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint regulations or guidelines for specified regulated entities, such as us, having at least $1 billion in total assets, to prohibit incentive-based payment arrangements that encourage inappropriate risk taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. Pursuant to SEC regulations and Nasdaq rules enacted in 2022, we adopted a "clawback" policy in 2023 with respect to the recovery of incentive-based compensation paid to current or former executive officers in the event of material noncompliance with any financial reporting requirement under the securities laws. A copy of our clawback policy is included as Exhibit 97.1 to this Form 10-K.

The Federal Reserve will review, as part of its standard, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Pinnacle Financial, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The scope and content of the U.S. banking regulators' policies on executive compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate key employees.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by Pinnacle Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Service Members Civil Relief Act, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military.

Pinnacle Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Federal Truth-In-Lending Act, governing disclosures of credit terms and costs to consumer borrowers, giving consumers the right to cancel certain credit transactions, and defining requirements for servicing consumer loans secured by a dwelling;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;
- Service Members Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in active military service;
- Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws;
- Electronic Fund Transfers Act, which regulates fees and other terms of electronic funds transactions;
- Fair and Accurate Credit Transactions Act of 2003, which permanently extended the national credit reporting standards of the Fair Credit Reporting Act, and permits consumers, including our customers, to opt out of information sharing among affiliated companies for marketing purposes and requires financial institutions, including banks, to notify a customer if the institution provides negative information about the customer to a national credit reporting agency or if the credit that is granted to the customer is on less favorable terms than those generally available; and
- Real Estate Settlement and Procedures Act of 1974, which affords consumers greater protection pertaining to federally related mortgage loans by requiring, among other things, improved and streamlined loan estimate forms including clear summary information and improved disclosure of yield spread premiums.

Pinnacle Bank's deposit operations are also subject to federal regulation, including the following:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Fund Transfers Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities (including with respect to the permissibility of overdraft charges) arising from the use of automated teller machines and other electronic banking services;
- Truth in Savings Act, which requires depository institutions to disclose the terms of deposit accounts to consumers;
- Expedited Funds Availability Act, which requires financial institutions to make deposited funds available according to specified time schedules and to disclose funds availability policies to consumers; and
- Check Clearing for the 21st Century Act ("Check 21"), which is designed to foster innovation in the payments system and to enhance its efficiency by reducing some of the legal impediments to check truncation. Check 21 created a new negotiable instrument called a substitute check and permits, but does not require banks to truncate original checks, process check information electronically, and deliver substitute checks to banks that wish to continue receiving paper checks.

Pinnacle Bank's loan and deposit operations are both subject to the Bank Secrecy Act ("BSA") which governs how banks and other firms report certain currency transactions and maintain appropriate safeguards against "money laundering" activities as discussed in the section captioned "Anti-Terrorism Legislation and Anti-Money Laundering" below.

Under President Biden's administration, examination and enforcement by the state and federal banking agencies, including the CFPB (as described in more detail below), and other such enforcement authorities, for non-compliance with consumer protection laws and their implementing regulations increased and became more intense. Should heightened regulatory concerns persist in these areas, including increased enforcement of the CRA by the federal banking agencies, which is uncertain at this time as a result of the changes in the Presidential administration, Pinnacle Bank and its affiliates may incur additional compliance costs or be required to expend additional funds for investments in their local communities or other assessment areas.

Anti-Terrorism Legislation and Anti-Money Laundering

Pursuant to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA PATRIOT") Act of 2001, as amended, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers.

A major focus of recent governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The BSA and its implementing regulations and parallel requirements of the federal banking regulators require Pinnacle Bank to maintain a risk-based anti-money laundering ("AML") program reasonably designed to prevent and detect money laundering and terrorist financing and to comply with the recordkeeping and reporting requirements of the BSA, including the requirement to report suspicious activity. The USA PATRIOT Act substantially broadened the scope of AML laws and regulations by imposing significant new compliance and due diligence obligations on financial institutions, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions, including banks, are required under final rules implementing Section 326 of the USA PATRIOT Act to establish procedures for collecting standard information from customers opening new accounts and verifying the identity of these new account holders within a reasonable period of time. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must take certain steps to assist government agencies in detecting and preventing money laundering and to report certain types of suspicious transactions. In May 2016, Treasury's Financial Crimes Enforcement Network ("FinCEN") issued rules under the BSA requiring financial institutions to identify the beneficial owners who own or control certain legal entity customers at the time an account is opened and to update their AML compliance programs to include risk-based procedures for conducting ongoing customer due diligence. We have implemented procedures designed to comply with these requirements. In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted as part of the National Defense Authorization Act for Fiscal Year 2021. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; and expands enforcement and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections.

Pinnacle Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act and the AMLA, the BSA and the other regulations targeting terrorism and money laundering. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to consider the effectiveness of the AML activities of the applicants. Material deficiencies in AML compliance, and non-compliance with related requirements such as the U.S. economic and trade sanctions regimes, can result in public enforcement actions by the bank regulatory agencies and other government agencies, including the imposition of civil money penalties and supervisory restrictions on growth and expansion. Such enforcement actions could also have serious financial, legal and reputational consequences for Pinnacle Financial and Pinnacle Bank including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

In June 2024, FinCEN issued proposed rules to update the requirements for supervised institutions to establish, implement and maintain effective, risk-based and reasonably designed AML and countering the financing of terrorism ("CFT") programs. The proposed rules would require supervised institutions to identify, evaluate and document the regulated institution's money laundering, terrorist financing and other illicit finance activity risks, as well as consider, as appropriate, FinCEN's published national AML and CFT priorities. In July 2024, federal banking regulatory agencies issued proposed rules that would revise each agency's rules for AML and CFT, and were meant to align with rule changes proposed by FinCEN. These rule changes, if they become effective, would require Pinnacle Bank to implement additional compliance measures.

The Office of Foreign Assets Control

The Office of Foreign Assets Control ("OFAC"), which is an office in the U.S. Department of the Treasury, is responsible for helping to ensure that U.S. entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If a bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account. Pinnacle Bank has appointed a compliance officer to oversee the inspection of its accounts and the filing of any notifications. Pinnacle Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. These checks are performed using software that is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons. Failure to comply with these sanctions could have serious financial, legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

The Dodd-Frank Act

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. In 2010, the U.S. Congress passed the Dodd-Frank Act, which includes significant consumer protection provisions related to, among other things, residential mortgage loans that have increased, and are likely to further increase, our regulatory compliance costs. The Dodd-Frank Act also imposes other restrictions on our operations, including restrictions on the types of investments that bank holding companies and banks can make. Failure to comply with the requirements of the Dodd-Frank Act would negatively impact our results of operations and financial condition and could limit our growth or expansion activities. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, such changes could be materially adverse to our investors.

Interchange Fees. The Dodd-Frank Act included provisions (known as the "Durbin Amendment") which restrict interchange fees to those which are "reasonable and proportionate" for certain debit card issuers and limits the ability of networks and issuers to restrict debit card transaction routing. The Federal Reserve issued final rules implementing the Durbin Amendment on June 29, 2011. In the final rules, interchange fees for debit card transactions were capped at $0.21 plus five basis points (plus $0.01 for fraud loss) in order to be eligible for a safe harbor such that the fee is conclusively determined to be reasonable and proportionate. In October 2023, the Federal Reserve issued proposed rules that would reduce the maximum permissible interchange fee cap and would adopt an approach for future adjustments to the interchange fee cap. The interchange fee restrictions contained in the Durbin Amendment, and the rules promulgated thereunder, only apply to debit card issuers with $10 billion or more in total consolidated assets, like Pinnacle Bank. The implications of the Durbin Amendment first became applicable to us on July 1, 2017.

The Volcker Rule Section 13 of the Bank Holding Company Act and its implementing regulations, commonly referred to as the "Volcker Rule," prohibit banking entities from engaging in proprietary trading, and prohibits certain interests in, or relationships with, hedge funds or private equity funds. The Volcker Rule applies to Pinnacle Financial, Pinnacle Bank and their affiliates.

In October 2019, the federal banking agencies responsible for implementing the Volcker Rule finalized amendments to their regulations to tailor the Volcker Rule's compliance requirements to the size and scope of a banking entity's trading activities, clarify certain key provisions in the Volcker Rule and modify the information that companies are required to provide these agencies. In June 2020, these agencies finalized additional modifications to their regulations expanding the ability of banking entities to make investments in certain types of private equity funds. These amendments became effective on October 1, 2020.

Consumer Financial Protection Bureau. The Dodd-Frank Act also created the CFPB, which took over responsibility for enforcing the principal federal consumer protection laws, such as the Truth in Lending Act, the Equal Credit Opportunity Act, the Service Members Civil Relief Act, the Real Estate Settlement Procedures Act and the Truth in Saving Act, among others, on July 21, 2011. We are subject to oversight by the CFPB.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks including, among other things, the authority to prohibit "unfair, deceptive, or abusive" acts and practices. Abusive acts or practices are defined as those that (1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer's (a) lack of financial savvy, (b) inability to protect himself in the selection or use of consumer financial products or services, or (c) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB has the authority to investigate possible violations of federal consumer financial law, hold hearings and commence civil litigation. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or an injunction. The CFPB has been active in bringing enforcement actions related to consumer financial protection laws and obtaining the forms of relief described above, though we currently believe the CFPB's oversight and enforcement priorities may change over the next few years under the new Presidential administration.

The rules issued by the CFPB will have a long-term impact on our business, including our mortgage loan origination and servicing activities and our service charge practices. Compliance with these rules has increased, and will continue to increase, our overall regulatory compliance costs. On July 1, 2017, the CFPB took over conducting on-site consumer examinations from the FDIC for all regulations that transferred under their supervision.

Economic Growth, Regulatory Relief, and Consumer Protection Act. On May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Growth Act"). The Growth Act alters some of the provisions of the Dodd-Frank Act. Certain of these provisions, to which we became subject once our total assets exceeded $10 billion, are set out below, along with the changes made to such provisions under the Growth Act.

Under the Dodd-Frank Act, publicly traded bank holding companies with $10 billion or more in total assets like Pinnacle Financial were required to establish a risk committee responsible for oversight of enterprise-wide risk management practices. Pinnacle Financial established a risk committee on February 7, 2017. The Growth Act raised the minimum asset threshold triggering the requirement to establish a risk committee from $10 billion to $50 billion. Pinnacle Financial maintains a standalone risk committee.

Pursuant to the Dodd-Frank Act, any banking organization, including whether a bank holding company or a depository institution, with more than $10 billion in total consolidated assets and regulated by a federal financial regulatory agency was required to conduct annual company-run stress tests to ensure it had sufficient capital during periods of economic downturn. Pinnacle Financial's and Pinnacle Bank's first stress tests were due in July 2018. The Growth Act raised the asset threshold at which companies are required to conduct the stress tests from $10 billion to $250 billion. While we are no longer required to annually conduct stress tests under the Dodd-Frank Act, we have continued to perform, and expect to continue to perform, stress tests from time to time in connection with our capital planning process and to monitor our capital consistent with the safety and soundness expectations of the federal regulators.

While the Economic Growth Act provides some regulatory relief for mid-sized bank holding companies like us, most provisions of the Dodd-Frank Act and its implementing regulations remain in place and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operation.

Securities Registration and Listing

Pinnacle Financial's securities are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the Nasdaq Global Select Market. As such, Pinnacle Financial is subject to the information, proxy solicitation, insider trading, corporate governance, and other requirements and restrictions of the Exchange Act, as well as the Marketplace Rules and other requirements promulgated by the Nasdaq Stock Market, LLC.

As a public company, Pinnacle Financial is also subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, increased requirements for board audit committees and their members, and enhanced requirements relating to disclosure controls and procedures and internal control over financial reporting.

Insurance Agencies

Each of Miller Loughry Beach, HPB Insurance Group and AdvoCap Insurance Agency is subject to licensing requirements and extensive regulation under the laws of the various states in which it conducts its insurance agency business. These laws and regulations are primarily for the protection of policyholders. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, those authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Licenses may be denied or revoked for various reasons, including for regulatory violations or upon conviction for certain crimes. Possible sanctions that may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

Broker-Dealer Activities

PNFP Capital Markets, a subsidiary of Pinnacle Bank, is registered as a broker-dealer with the SEC and is a member of FINRA, and, as a result, is subject to regulation by both agencies. PNFP Capital Markets must comply with the financial responsibility rules governing broker-dealers, including Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is designed to measure the general financial condition and liquidity of a broker-dealer and seek to ensure its financial stability in light of its activities. PNFP Capital Markets is also required to maintain minimum net capital levels, which could limit the ability for capital to be withdrawn from it or require a capital infusion from Pinnacle Bank to support growth in its business or new or ongoing activities, like the underwriting of public equity and debt offerings, which it began to participate in during 2024.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve's statutory power to implement national monetary policy in order to, among other things, curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging provisions for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute or change in applicable rules or regulations, though we do expect that the Trump administration will seek to implement a regulatory reform agenda that is significantly different from that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies.. Even if modifications are enacted to existing or proposed regulations, including raising certain assets thresholds above those currently in place, we may continue to face enhanced scrutiny from our regulators who may expect us to continue to comply with the current, more stringent requirements as part of their safety and soundness and compliance examinations and general oversight of our operations.

Both Pinnacle Financial and Pinnacle Bank as well as many of their subsidiaries and entities in which they have made investments are subject to extensive state and federal banking and other laws and regulations that impose restrictions on and provide for general regulatory oversight of Pinnacle Financial's and Pinnacle Bank's and these subsidiaries' operations. These laws and regulations are generally intended to protect depositors and borrowers, not shareholders.

ITEM 1A. RISK FACTORS

Investing in our common stock involves various risks which are particular to our company, our industry and our market areas. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our results of operations and financial condition could be materially and negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Interest Rate Risks
- Our net interest margin, and consequently our net earnings, are significantly affected by interest rate levels and movements in short-term interest rates as well as competitive pressures we face.
- The performance of our investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.

Credit and Lending Risks
- We have a concentration of credit exposure to borrowers in certain industries, and we also target small to medium-sized businesses and make other loans that may carry increased levels of credit risk.
- Our ability to grow our loan portfolio may be limited by, among other things, economic conditions, competition within our market areas, and our ability to hire and retain experienced bankers.
- If our Allowance for Credit Losses is not sufficient to cover losses inherent in our loan or securities portfolios, our results of operations and financial condition will be negatively impacted.
- Our accounting estimates and risk management processes rely on analytical and forecasting models.
- Environmental liability associated with commercial lending could result in losses.
- We depend on the accuracy and completeness of information about customers.
- We may be subject to claims and litigation asserting lender liability.

Liquidity and Capital Risks
- Liquidity risk could impair our ability to fund our operations and jeopardize our financial condition.
- Our ability to maintain required capital levels and adequate sources of funding and liquidity could be impacted by changes in the capital markets and deteriorating economic and market conditions.

Operational and Market Risks
- Negative developments in the U.S. and local economies in our primary markets may adversely impact our results in the future.
- Our operations are principally geographically concentrated in certain markets in the southeastern United States, and changes in local economic conditions could impact our profitability.
- Our business may suffer if there are significant declines in the value of real estate.
- BHG's results of operations are a meaningful portion of our results of operations, and adverse events affecting BHG or BHG's business that negatively affect its operations, financial results or financial condition, including its ability to generate and fund loans, including through the auction platform it has developed, could significantly impact our results.
- The fair values of our investments in private companies and venture capital funds are likely to fluctuate and the value that we ultimately realize on those investments may vary materially.
- A decline in our stock price or expected future cash flows, or a material adverse change in our results of operations or prospects, could result in impairment of our goodwill.
- Our selection of accounting policies and methods may affect our reported financial results.
- We currently invest in bank owned life insurance and may continue to do so in the future.
- An ineffective risk management framework could have a material adverse effect on our strategic planning and our ability to mitigate risks and/or losses and could have adverse regulatory consequences.
- We are dependent on our IT and telecommunications systems and third-party servicers, and systems failures, interruptions or

breaches of security could have an adverse effect on our financial condition.

- Our business reputation and relationships are important and any damage to them could have a material adverse effect on our business.
- We face substantial competition and are subject to certain regulatory constraints not applicable to some of our competitors, which may negatively impact our growth or profits.
- Our operations, business and customers could be materially adversely affected by the impacts related to a changing climate.
- The implementation of other new lines of business or new products and services may subject us to additional risk.
- Inability to retain senior management and key employees or to attract new experienced financial services professionals could adversely affect our business.
- We are subject to regulatory oversight and certain litigation, and our expenses related to this oversight and litigation may adversely affect our results.
- Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.
- The soundness of other financial institutions, including those with whom we have engaged in transactions, could adversely affect us.
- We may be subject to claims and litigation pertaining to fiduciary responsibility.
- Natural disasters and the affects of a changing climate may adversely affect us and our customers.
- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.
- Changes in accounting standards may change the way we calculate our Allowance for Credit Losses.

Risks Related to Acquisition Activity
- Our acquisitions and future expansion may result in additional risks.
- We may face risks with respect to future acquisitions.

Regulatory and Compliance Risks
- We operate in a highly regulated industry and changes in the regulatory landscape, including as a result of changes in Presidential administrations, may increase our operating costs or restrict our activities.
- We must maintain adequate regulatory capital to support our business objectives.
- Pinnacle Financial is required to act as a source of financial and managerial strength for Pinnacle Bank in times of stress.
- Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations related to money laundering and terrorist activity, like those issued by OFAC, could result in fines or sanctions against us or restrict our ability to make acquisitions.

Risks Related to Our Securities
- The price of our capital stock may be volatile or may decline.
- Our ability to declare and pay dividends is limited.
- We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.
- The Series B Preferred Stock, like our common stock, constitutes an equity security and ranks junior to all of our and our subsidiaries' existing indebtedness and will rank junior to our and our subsidiaries' future indebtedness.
- The Series B Preferred Stock and the depositary shares representing the Series B Preferred Stock, like our common stock, effectively rank junior to any existing and all future liabilities of our subsidiaries.
- Dividends on the Series B Preferred Stock are non-cumulative and discretionary.
- The holders of the Series B Preferred Stock (and underlying depositary shares) have limited voting rights.
- Holders of Pinnacle Financial's junior subordinated debentures have rights that are senior to those of Pinnacle Financial's shareholders.
- Pinnacle Financial has issued subordinated indebtedness the holders of which have rights that are senior to those of Pinnacle Financial's shareholders.
- We and/or the holders of certain types of our securities could be adversely affected by unfavorable ratings from rating agencies.
- Our common stock and the depositary shares underlying our Series B Preferred Stock have less liquidity than many other stocks quoted on a national securities exchange.
- Our corporate organizational documents and the provisions of Tennessee law to which we are subject contain certain

provisions that could have an anti-takeover effect.

- An investment in our common stock or depositary shares is not an insured deposit and is not guaranteed by the FDIC.

Risks Related to Our Business

Interest Rate Risks

Our net interest margin, and consequently our net earnings, are significantly affected by interest rate levels.

Our profitability is dependent to a large extent on net interest income, which is the difference between interest income earned on loans and investment securities and other interest-earning assets and interest expense paid on deposits, other borrowings, subordinated debentures and subordinated notes. The absolute level of interest rates as well as changes in interest rates or that affect the yield curve may affect our level of interest income, the largest component of our gross revenue, as well as the level of our interest expense. Interest rate fluctuations are caused by many factors which, for the most part, are not under our control. For example, national monetary policy has played a significant role in the determination of interest rates and we expect this trend to continue during 2025. Additionally, competition, including competitor pricing, and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits as does our liquidity position and then-current loan demand and our orientation toward loan growth.

Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets (as is currently the case with our investment securities portfolio) and our ability to realize gains from the sale of our assets, all of which could ultimately affect our results of operations and financial condition. A decline in the market value of our assets may limit our ability to borrow additional funds or otherwise create issues for us should our liquidity levels decline. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, which is the case with a portion of our investment securities portfolio at this time, we will incur losses.

Following changes in the general level of interest rates, our ability to maintain a positive net interest spread is dependent on our ability to increase our loan offering rates (in a rising rate environment), maintain or minimize the decline in our loan offering rates (in a falling rate environment), minimize increases in our deposit rates in a rising rate environment or promptly reduce the rates we pay on deposits in a falling rate environment, and maintain an acceptable level and mix of funding. Although at times we have implemented strategies we believe will reduce the potential effects of changes in interest rates on our net interest income, these strategies may not always be successful, and, in the case of certain hedging strategies (including the hedging strategy we entered into in the fourth quarter of 2022), could materially and adversely impact our results of operations if short term interest rates move in a direction that is different than the direction we anticipated at the time we initiated the strategy. Accordingly, changes in levels of market interest rates could materially and adversely affect our net income, net interest income and our net interest margin, asset quality, loan origination volume, liquidity, and overall profitability. We cannot assure you that we can minimize our interest rate risk.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities (usually deposits and borrowings) will be more sensitive to changes in market interest rates than our interest-earning assets (usually loans and investment securities), or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our results of operations and financial condition may be negatively affected. Short-term interest rates rose significantly in 2022 and remained at elevated levels throughout 2023 and 2024. Short-term interest rates began to decline in the second half of 2024, but remain at elevated levels, and may remain at elevated levels through 2025. In an elevated rate environment our ability to maintain or increase the rates we charge on loans while limiting any further increase in, or potentially reducing, the rates we pay on deposits will be critical to maintaining or expanding our net interest margin.

If short-term interest rates instead continue to fall during 2025, our ability to lower the rates we pay on deposits will be critical to our ability to maintain or slow any potential decline in our net interest margin, as we anticipate that loan pricing in a falling rate environment would be competitive and existing loans that we have made may be refinanced at lower interest rates, particularly in the case of fixed rate loans with no prepayment penalties. We may also be limited in our ability to lower, in a timely manner, the rates we pay on our brokered deposits and other time deposits with stated maturities.

We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing characteristics, and balances of the different types of our interest-earning assets and interest-bearing liabilities and by utilizing hedging strategies to reduce the impact of changes in rates. Interest-rate risk management techniques are not exact. From time to time, we have repositioned a portion of our investment securities portfolio in an effort to better position our balance sheet for potential changes in short-term rates. We employ the use of models and modeling techniques to quantify the levels of risks to net interest income, which inherently involve the use of assumptions, judgments, and estimates. While we strive to ensure the accuracy of our modeled interest rate risk profile, there are inherent limitations and imprecision in this determination and actual results may differ.

At times, we have entered into certain hedging transactions including interest rate swaps and interest rate floors, which are designed to lessen elements of our interest rate exposure. In addition, from time to time we have utilized fixed-to-floating rate cash flow hedges to manage interest rate exposure for our wholesale borrowings portfolio. For example, during the year ended December 31, 2022, we purchased interest rate caps and floors totaling approximately $1.8 billion that we intended to mitigate the impact of interest rate changes on certain LIBOR and SOFR-based variable rate loans. In the event that interest rates do not change in the manner that we anticipate at the times we institute our hedging strategies or at the pace that we anticipated (including the hedging strategies we entered into during the year ended December 31, 2022), such transactions may materially and adversely affect our results of operations.

Hedging creates certain risks for us, including the risk that the other party to the hedge transaction will fail to perform (counterparty risk, which is a type of credit risk), and the risk that the hedge will not fully protect us from loss as intended (hedge failure risk). Unexpected counterparty failure or hedge failure could have a significant adverse effect on our liquidity and earnings.

The performance of our investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.

Changes in interest rates can negatively affect the performance of most of our investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in our portfolio, as was the case in 2022 and 2023 with the rising interest rate environment. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic, social and political conditions and issues, including trade disputes and global health pandemics, and other factors beyond our control. Fluctuations in interest rates can materially affect both the returns on and market value of our investment securities. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions.

Our investment securities portfolio consists of certain securities whose trading markets are "not active." As a result, we utilize alternative methodologies for pricing these securities that include various estimates and assumptions. There can be no assurance that we can sell these investment securities at the price derived by these methodologies, or that we can sell these investment securities at all, which could have an adverse effect on our financial condition, results of operations and liquidity.

We monitor the financial position of the various issuers of investment securities in our portfolio, including each of the state and local governments and other political subdivisions where we have exposure. To the extent we have securities in our portfolio from issuers who have experienced a deterioration of financial condition, or who may experience future deterioration of financial condition, the value of such securities may decline and could result in a write down through income, which could have an adverse effect on our financial condition, results of operations and liquidity.

In addition, from time to time we may restructure portions of our investment securities portfolio as part of our asset liability management strategies as we did in 2024 and to a lesser extent in 2023 or in response to liquidity needs, and we may incur losses, which may be material, in connection with any such restructuring. We currently have a significant amount of unrealized losses in our securities portfolio. These losses are largely the result of the rising interest rate environment we experienced in recent years and the continued elevated interest rate environment we are currently experiencing. If we were to sell any of these securities before their value recovers, including as a result of asset liability management strategies or in response to liquidity needs, we would be required to recognize these losses and the recognition of those losses could materially and adversely affect our results of operations, capital and financial condition.

Credit and Lending Risks

We have a concentration of credit exposure to borrowers in certain industries, and we also target small to medium-sized businesses and make other loans that may carry increased levels of credit risk.

We have meaningful credit exposures to borrowers in certain businesses, including commercial and residential building lessors, developers of multifamily residential real estate projects, new home builders and music publishers. Economic conditions were uneven throughout 2024, and if the economic environment in our markets weakens, including as a result of persistent high inflation, international trade disputes and retaliatory tariffs, elevated short-term interest rates, increased geopolitical tensions around the world, including escalating hostilities in Ukraine and the Middle East, and terrorist activity in the United States, our exposure to these industries or other concentrations could result in increased deterioration in credit quality, past dues, loan charge offs and collateral value declines, which could cause our results of operations and financial condition to be negatively impacted. Furthermore, any of our large credit exposures that deteriorate unexpectedly could cause us to have to make significant additional credit loss provisions, negatively impacting our results of operations and financial condition.

A substantial focus of our marketing and business strategy is to serve small to medium-sized businesses in our market areas. As a result, a relatively high percentage of our loan portfolio consists of commercial loans primarily to small to medium-sized businesses. At December 31, 2024, our commercial and industrial loans accounted for approximately 38.9% of our total loans. Additionally, approximately 12.4% of our commercial real estate loans at December 31, 2024 are owner-occupied commercial real estate loans, which are loans to businesses secured by the businesses' real estate. We expect to seek to expand the amount of these two types of loans in our portfolio during 2025. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, or other operational challenges like those resulting from supply chain disruption, international trade disputes and retaliatory tariffs, labor shortages or inflationary pressures on their costs, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its obligations to us. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, the ability of such businesses to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition.

Real estate construction and development loans are also an important part of our business. This type of lending is generally considered to have relatively high credit risks because the principal is concentrated in a limited number of loans with repayment dependent on the successful completion and operation of the related real estate project. Real estate industry pricing dynamics in the geographical markets in which we operate can vary from year to year, and with respect to construction, can vary between project funding and project completion. Asset values to which we underwrite loans can fluctuate from year to year and impact collateral values and the ability of our borrowers to repay their loans. Like regulatory guidelines on commercial real estate loans, federal regulators have issued guidance that imposes additional restrictions on banks with construction and development loans in excess of 100% of total risk-based capital. If our level of these loans was to exceed these guidelines or our own internal guidelines if lower than these regulatory guidelines, our ability to make additional loans in this segment would be limited.

Weakness in residential real estate market prices as well as demand could result in price reductions in home and land values adversely affecting the value of collateral securing some of the construction and development loans that we hold. Muted demand for new residential mortgage loans as we experienced in recent years, whether the result of higher mortgage interest rates, inflationary pressures on building costs, depressed inventory levels or other factors, could also continue to cause reduced demand for mortgage loans, which would reduce our net interest income and noninterest income levels. If economic and real estate market conditions further deteriorate in our markets, we may experience increases in non-performing loans and other real estate owned, increased losses and expenses from the management and disposition of non-performing assets, increases in provision for credit losses, and increases in operating expenses as a result of the allocation of management time and resources to the collection and work out of loans, all of which would negatively impact our financial condition and results of operations.

We make loans to portfolio companies of private equity firms and other loans that qualify as highly leveraged transactions. In certain instances, including during challenging or uneven economic environments, these loans may deteriorate and that deterioration may occur quickly. If the private equity sponsor is unwilling or unable to provide necessary support we may suffer losses on these loans that could materially and adversely affect our results of operations.

Our ability to grow our loan portfolio may be limited by, among other things, economic conditions, competition within our market areas, the timing of loan repayments, our ability to grow our core deposits, our ability to hire experienced bankers and seasonality.

Our ability to improve our results of operations is dependent upon, among other things, growing our loan portfolio and increasing net interest income. While we believe that our strategy to grow our loan portfolio is sound and our growth targets are achievable over an extended period of time, competition within our market areas is significant and as a result of that competition, as well as a worsening in general economic conditions (including as a result of elevated short-term interest rates), we may experience periods when our loan growth is muted or we could experience declines in our loan portfolio. We compete with both large regional and national financial institutions, who are sometimes able to offer more attractive interest rates and other financial terms than we choose to offer, and smaller community-based financial institutions who seek to offer a similar level of service to that which we offer. This competition can make loan growth challenging, particularly if we are unwilling to price loans at levels that would cause unacceptable levels of compression of our net interest margin or if we are unwilling to structure a loan in a manner that we believe results in a level of risk to us that we are not willing to accept.

Our ability to grow our loan portfolio is also dependent on our ability to fund loan growth. We primarily seek to fund our loan growth through stable, core deposits, but at times our ability to attract core deposits in amounts sufficient to fund our loan growth has been limited by competitive pressures in our markets, general economic conditions, and our business model that focuses principally on serving small to medium-sized businesses and their owners rather than a broad retail distribution strategy. As a result, at times, our funding sources have consisted of greater amounts of non-core funding. Increased reliance on these non-core funding sources can negatively impact our net interest margin and our net interest income if the rates we pay on these non-core funding sources exceed the rates we would pay on core funding sources.

Larger banks, with a more developed retail footprint, and non-banks, who are able to operate with greater flexibility and lower cost structures due to less regulatory oversight, are better able to attract lower-cost retail deposits or other funding sources than we can, which at times causes us to utilize a larger percentage of noncore funding to fund our loan growth. Our levels of non-core deposits may at times be elevated as competition for, and the rates paid on, core deposits increase. If we are unable to retain or attract core deposits at sufficient levels to fund our loan growth and our percentage of noncore funding rises to levels that approach our policy limits or levels where our regulators express concerns, we may need to modify our growth plans, liquidate certain assets, participate loans to correspondents or execute other actions to allow for us to return to an acceptable level of noncore funding within a reasonable amount of time, any one of which actions could adversely affect our results of operations, particularly during periods of time when our net interest margin is experiencing compression. Moreover, loan growth throughout the year can fluctuate due in part to seasonality of the businesses of our borrowers and potential borrowers and the timing on loan repayments, particularly those of our borrowers with significant relationships with us, resulting from, among other things, excess levels of liquidity.

Much of our organic loan growth that we have experienced in recent years (and a key part of our loan growth strategy in 2025 and beyond) was the result not of strong loan demand but rather of our ability to attract experienced financial services professionals who have been able to attract customers from other financial institutions. Inability to retain these key personnel (including key personnel of the businesses we have acquired) or to continue to attract experienced lenders with established books of business (including, in either case, as a result of competitive compensation and other hiring and retention pressures), at all or at the pace we have anticipated, could negatively impact our growth because of the loss of these individuals' skills and customer relationships and/or the potential difficulty of promptly replacing them. Moreover, if these advisors we hire are unable to cause their customers to move their relationships to us in the time periods that we are targeting (including as a result of the current elevated interest rate environment) or at all, or if we are unable to retain such business, our loan growth may be negatively affected, which could have a material adverse effect on our results of operations and financial condition.

In our efforts to continue to grow our loan portfolio, we have expanded the types of loans that we offer to certain specialty areas, like equipment financing and franchise financing, and these areas remain an important focus of our loan growth plans for 2025. Our ability to grow loans in these areas will be dependent on our ability to attract bankers with experience in these areas and those bankers' ability to win new deals and projects in these spaces. It will also be important for us to adequately underwrite lending opportunities in these new specialty areas and price these transactions at levels that appropriately compensate us for the risks that we assume in these transactions.

If our Allowance for Credit Losses is not sufficient to cover losses inherent in our loan or securities portfolios, our results of operations and financial condition will be negatively impacted.

We maintain allowances for credit losses on loans, securities and off-balance sheet credit exposures. If loan customers with significant loan balances individually or in the aggregate fail to repay their loans, our results of operations, financial condition and capital levels will suffer. We make various assumptions and judgments about the expected losses in our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the loans. Utilizing objective and subjective factors, we maintain an allowance for credit losses, established through a provision for credit losses charged to expense, to cover our estimate of the current expected credit losses in our loan and securities portfolios. In determining the size of this allowance, we utilize estimates based on analyses of volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and charge-offs, loss experience of various loan categories, national and local economic conditions, including unemployment statistics, industry and peer bank loan quality indications, and other pertinent factors and information. Actual losses are difficult to forecast, especially if those losses stem from factors beyond our historical experience or are otherwise inconsistent with our credit quality assessments. If our assumptions are inaccurate, our current allowance may not be sufficient to cover potential credit losses, and additional provisions may be necessary which would negatively impact our results of operations and financial condition.

In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our allowance for credit losses or recognize loan charge-offs. Their conclusions about the quality of a particular borrower or our entire loan portfolio may be different than ours. Any increase in our allowance for credit losses or loan charge offs as required by these regulatory agencies could have a negative effect on our results of operations and financial condition. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions and forecasted conditions, new information regarding existing loans, identification of additional problem loans, accounting rule changes and other factors, both within and outside of our management's control. These additions may require increased provision expense which would negatively impact our results of operations and financial condition.

Our accounting estimates and risk management processes rely on analytical and forecasting models and tools.

The processes we use to estimate expected credit losses, calculate our allowance for credit losses and measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other measures of our financial condition and results of operations, depend upon the use of analytical and forecasting models and tools. These models and tools reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the models and tools may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. Any such failure in our analytical or forecasting models and tools could have a material adverse effect on our business, financial condition and results of operations.

Environmental liability associated with commercial lending could result in losses.

In the course of business, Pinnacle Bank may acquire, through foreclosure, or deed in lieu of foreclosure, properties securing loans it has originated or purchased which are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, Pinnacle Financial, or Pinnacle Bank, might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties, or these persons may not have sufficient resources to compensate us for our damages, and we could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our business, results of operations and financial condition.

We have acquired a number of retail banking facilities and other real properties, any of which may contain hazardous or toxic substances. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

We depend on the accuracy and completeness of information about customers.

In deciding whether to extend credit or enter into certain transactions, we rely on information furnished by or on behalf of customers, including financial statements, credit reports, tax returns and other financial information. We may also rely on representations of those customers or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading personal information, financial statements, credit reports, tax returns or other financial information, including information falsely provided as a result of identity theft, could have an adverse effect on our business, financial condition and results of operations.

We may be subject to claims and litigation asserting lender liability.

From time to time, and particularly during periods of economic stress, customers, including real estate developers and consumer borrowers, may make claims or otherwise take legal action pertaining to performance of our responsibilities. These claims are often referred to as "lender liability" claims and are sometimes brought in an effort to produce or increase leverage against us in workout negotiations or debt collection proceedings. Lender liability claims frequently assert one or more of the following allegations: breach of fiduciary duties, fraud, economic duress, breach of contract, breach of the implied covenant of good faith and fair dealing, and similar claims. Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a favorable manner, they may result in significant financial liability and/or adversely affect our market reputation, products and services, as well as potentially affecting customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition, results of operations and liquidity.

Liquidity and Capital Risks

Liquidity risk could impair our ability to fund our operations and jeopardize our financial condition.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

The objective of managing liquidity risk is to ensure that our cash flow requirements resulting from depositor, borrower and other creditor demands as well as our operating cash needs, are met, and that our cost of funding such requirements and needs is reasonable. We maintain an asset/liability and interest rate risk policy and a liquidity and funds management policy, including a contingency funding plan that, among other things, include procedures for managing and monitoring liquidity risk. Generally we rely on deposits, repayments of loans and cash flows from our investment securities as our primary sources of funds. Our principal deposit sources include consumer, commercial and public funds customers in our markets. We have used these funds, together with wholesale deposit sources such as brokered deposits, along with Federal Home Loan Bank of Cincinnati ("FHLB") advances, federal funds purchased and other sources of short-term and long-term borrowings, including subordinated indebtedness, to make loans, acquire investment securities and other assets and to fund continuing operations.

An inability to maintain or raise funds in amounts necessary to meet our liquidity needs could have a substantial negative effect, individually or collectively, on Pinnacle Financial's and Pinnacle Bank's liquidity. Our access to funding sources in amounts adequate to finance our activities, including our loan growth, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, increased levels of indebtedness, a reduction in our published credit ratings, any damage to our reputation or any other decrease in depositor or investor confidence in our creditworthiness and business. Our access to liquidity could also be impaired by factors that are not specific to us, such as a decrease in the money supply as a result of actions by the Federal Reserve, severe volatility or disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Any such event or failure to manage our liquidity effectively could affect our competitive position, limit our loan growth, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets, require us to sell investment securities when they are in a loss position, cause our regulators to criticize our operations and have a material adverse effect on our results of operations or financial condition.

Deposit levels may be affected by a number of factors, including demands by customers, rates paid by competitors (particularly as it relates to brokered deposits and other noncore deposits), general interest rate levels, returns available to customers on alternative investments, government programs, general economic and market conditions and other factors, including a loss of confidence in us by our customers. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic and geopolitical conditions, uncertain political conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, prolonged government shutdowns and other factors. Furthermore, loans generally are not readily convertible to cash. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings, liquidating securities that we own in our investment securities portfolio and/or accessing the equity or debt capital markets. At times we have increased our levels of brokered deposits to provide additional liquidity and fund our loan growth. Increases in our reliance on noncore funding (particularly brokered time deposits) would increase our liquidity risk.

These noncore funding sources can be more rate sensitive than core deposits, and the availability of these noncore funding sources is subject to broad economic conditions, in some instances regulation, and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. We have somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available and, at times, may be required to increase the rates we pay on these uninsured deposits over those levels we pay on deposits that are fully insured.

In the event that our funding strategies call for the use of brokered deposits, there can be no assurance that such sources will be available, or will remain available, or that the cost of such funding sources will be reasonable, or that we will be able to offer competitive rates to retain these deposits upon their maturity (particularly in a down rate or low rate environment). Additionally, should we no longer be considered well-capitalized, our ability to access new brokered deposits or retain existing brokered deposits could be limited or otherwise affected by market conditions, regulatory requirements or a combination thereof, which could result in most, if not all, brokered deposit sources being unavailable. The inability to utilize brokered deposits as a source of funding could have an adverse effect on our results of operations, financial condition and liquidity.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, where necessary, the secondary sources of borrowed funds and brokered deposits described above will be used to augment our primary funding sources. If we are unable to access any of these secondary funding sources when needed, or retain these funding sources upon maturity, we might be unable to meet our customers' or creditors' needs, which would adversely affect our financial condition, results of operations, and liquidity.

Our ability to maintain required capital levels and adequate sources of funding and liquidity could be impacted by changes in the capital markets and deteriorating economic and market conditions.

Federal and state bank regulators require Pinnacle Financial and Pinnacle Bank to maintain adequate levels of capital to support operations. At December 31, 2024, Pinnacle Financial's and Pinnacle Bank's regulatory capital ratios were at "well-capitalized" levels under regulatory guidelines. Growth in assets (either organically or as a result of acquisitions) at rates in excess of the rate at which our capital is increased through retained earnings, or significant losses, including as a result of selling investment securities that are in a loss position at the time of sale, will reduce our capital ratios unless we continue to increase capital. Failure by us to meet applicable capital guidelines or to satisfy certain other regulatory requirements could subject us to a variety of enforcement remedies available to the federal regulatory authorities and would negatively impact our ability to pursue acquisitions or other expansion opportunities, including through the opening of new branch locations.

We may need to raise additional capital (including through the issuance of common or preferred stock or additional Tier 2 capital instruments) in the future to provide us with sufficient capital resources (or replace expiring capital instruments) and liquidity to meet our commitments and business needs or in connection with our growth or as a result of deterioration in our asset quality. Our ability to maintain capital levels, sources of funding and liquidity could be impacted by negative perceptions of our business or prospects, changes in the capital markets and deteriorating economic and market conditions. Pinnacle Bank is required to obtain regulatory approval in order to pay dividends to Pinnacle Financial unless the amount of such dividends does not exceed its net income for that calendar year plus retained net income for the preceding two years. Any restriction on the ability of Pinnacle Bank to pay dividends to Pinnacle Financial could impact Pinnacle Financial's ability to continue to pay dividends on its capital stock or its ability to pay interest on its indebtedness.

Unexpected changes in requirements for capital resulting from regulatory actions could require us to raise capital at a time, and at a price, that might be unfavorable, or could require that we forego continuing growth or reduce our current loan portfolio. We cannot assure you that access to capital will be available to us in needed amounts or on acceptable terms or at all. Any occurrence that may limit our access to the capital markets may materially and adversely affect our capital costs and our ability to raise capital and/or debt and, in turn, our liquidity. If we cannot raise additional capital when needed, our ability to expand through internal growth or acquisitions or to continue operations at then-current levels could be impaired. Factors that could adversely affect our ability to raise additional capital or necessary funding include conditions in the capital markets, our past or projected financial performance, our credit ratings, regulatory actions and general economic conditions. Increases in our cost of capital, including dilution and increased interest or dividend requirements, could have a direct adverse impact on our operating performance and our ability to achieve our growth objectives.

Operational and Market Risks

Negative developments in the U.S. and local economies in our primary markets may adversely impact our results in the future.

Our financial performance is highly dependent on the business environment in the markets where we operate and in the U.S. as a whole. Unfavorable or uncertain economic and market conditions can be caused by, among other causes, declines in economic growth, business activity, investor or business confidence, consumer sentiment, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, natural disasters, international trade disputes and retaliatory tariffs, supply chain disruptions, labor shortages, terrorist attacks, global pandemics, acts of war, or a combination of these or other factors. Inflation rose sharply at the end of 2021 and continued at heightened levels throughout 2023 and into 2024, and while inflation started to ease through 2024, prices are currently expected to remain elevated for many goods and services in the near term. We, along with our customers, experienced an uncertain and volatile economic environment during 2023 and 2024 due to issues of national security, inflation, and the pressure of sustained high levels of short-term interest rates. We believe that it is possible that we will, along with our customers, continue to experience an uneven economic environment in 2025 for many of the same reasons. A worsening of business and economic conditions, including as a result of escalating geopolitical tensions around the world (including the ongoing conflicts in Ukraine and the Middle East or increased terrorist activity in the United States), persistent inflationary pressures, and actions taken by the Federal Reserve in response thereto, intensifying trade disputes or retaliatory tariffs, or supply chain disruptions or labor shortages, generally or specifically in the principal markets in which we conduct business, could have adverse effects, including the following:

- a decrease in deposit balances or the demand for loans and other products and services we offer;
- an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could lead to higher levels of nonperforming assets, net charge-offs and provisions for credit losses;
- a decrease in the value of loans and other assets secured by real estate;
- a decrease in net interest income from our lending and deposit gathering activities; and
- an increase in competition resulting from financial services companies.

There can be no assurance that economic conditions will improve in the near term or that conditions will not worsen. Such conditions could adversely affect our business, financial condition, and results of operations.

In addition, over the last several years, the federal government has shut down periodically, in some cases for prolonged periods, and it is possible that the federal government may shut down again in the future. If a prolonged government shutdown occurs, it could significantly impact business and economic conditions generally or specifically in our principal markets, which could have a material adverse effect on our results of operations and financial condition.

Our operations are principally geographically concentrated in certain markets in the southeastern United States, and changes in local economic conditions could impact our profitability.

A significant percentage of our borrowers are situated in various MSAs in Tennessee, North Carolina, South Carolina, Virginia and

Georgia in which we operate. In 2021, we expanded our operations into Alabama and the Washington, D.C. area, and more recently we have expanded into Kentucky and Florida. Our success significantly depends upon the growth in population, income levels, deposits, employment levels and housing starts in our markets, along with the continued attraction of business ventures to these areas, and our profitability is impacted by the changes in general economic conditions in these markets and other markets in which collateral securing our loans is located. We cannot assure you that economic conditions, including loan demand, in these markets will not remain uneven during 2025 or thereafter, and as a result, we may not be able to grow our loan portfolio in line with our expectations and the ability of our customers to repay their loans to us may be negatively impacted and our financial condition and results of operations could be negatively and materially impacted.

Our business may suffer if there are significant declines in the value of real estate.

The market value of real estate can fluctuate significantly in a short period of time, including as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, we may not be able to realize the value of the security anticipated when we originated the loan, which in turn could have an adverse effect on our allowance and provision for credit losses and our financial condition, results of operations and liquidity.

Most of our foreclosed assets are comprised of real estate properties. We carry these properties at their estimated fair values less estimated selling costs. While we believe the carrying values for such assets are reasonable and appropriately reflect current market conditions, there can be no assurance that the values of such assets will not further decline prior to sale or that the amount of proceeds realized upon disposition of foreclosed assets will approximate the carrying value of such assets. If the proceeds from any such dispositions are less than the carrying value of foreclosed assets, we will record a loss on the disposition of such assets, which in turn could have an adverse effect on our results of operations.

Compared to national financial institutions, we are less able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or return of more favorable economic conditions in our primary market areas if they do occur.

BHG's results of operations are a meaningful portion of our results of operations, and adverse events affecting BHG or BHG's business that negatively affect its operations, financial results or financial condition, including its ability to generate and fund loans, including through the auction platform it has developed, could significantly impact our results.

Pinnacle Bank holds a 49% interest in BHG. Our share of BHG's earnings make up a meaningful portion of our recurring noninterest income, and as a result, a meaningful portion of our net income. While we have a significant stake in BHG, are entitled to designate two members of BHG's five person board of managers and in some instances have protective rights to block BHG from engaging in certain activities, the other managers and members of BHG may make most decisions regarding BHG's and its subsidiaries' operations without our consent or approval. This includes a decision to sell the company or the other owners' interest in the company. Any sale of all or a portion of our interest in BHG would adversely affect our recurring noninterest income. In addition, any sale of all or a portion of the other members' interest in BHG, including in connection with a capital raising transaction, could affect our governance rights in BHG and adversely affect our recurring noninterest income. Moreover, there are certain limitations on our ability to sell our interest in BHG without first offering BHG and the other members a right of first refusal, other than transfers in connection with an acquisition of Pinnacle Bank, which may make it more difficult to sell all or a portion of our interest in BHG.

A significant portion of BHG's revenue (and correspondingly our interest in any of BHG's net profits) comes from the sale of loans originated by BHG to community banks that BHG accounts for by applying gain-on-sale accounting. BHG, and its subsidiaries, also retain loans that they originate on their balance sheet and earn interest income on those loans. This practice requires more external funding of BHG's business than the historical practice of routinely selling loans to other financial institutions and has increased BHG's funding costs and operating expenses. It also increases BHG's exposure to credit losses in its portfolio, which losses could materially and adversely impact BHG's results of operations and Pinnacle Bank's interest in BHG's net profits. BHG's decision whether to sell more loans through its auction platform or retain more loans on its balance sheet will impact BHG's earnings and as a result its contribution to our recurring noninterest income. When BHG sells loans through its auction platform, it records a gain on the sale that results in the income from the transaction being recorded in the period when the sale is consummated. Conversely, when BHG decides to retain a loan on its balance sheet, the income from that loan is recognized over the life of the loan. BHG also records an accrual for estimated losses attributable to loan substitutions and prepayments for loans sold by BHG through its auction platform.

BHG adopted CECL effective October 1, 2023. This change required BHG to increase its allowance for credit losses, and increased the types and amounts of data BHG needs to collect and review to determine the appropriate level of its allowance for credit losses. In addition, this change may result in more volatility in the level of BHG's allowance for credit losses. A further increase, to the extent material, in BHG's allowance for credit losses or additional expenses incurred to determine the appropriate level of the allowance for credit losses, or in its reserve for loan substitutions and prepayments, could have a material adverse effect on BHG's financial condition and results of operations, which would negatively impact our interest in BHG's net profits, and, consequently, our noninterest income.

Future growth in contributions to our earnings from BHG and its subsidiaries will require that they continue to grow their business and increase the amount of loans that they are able to originate and sell, if not retained on BHG's or a subsidiary's balance sheet. In the event that BHG's loan growth slows over historical levels, its loan sales decrease (including but not limited to as a result of regulatory, or other restrictions or positions taken, including those that result in restrictions or limitations on banks that are the principal purchasers of BHG's loans), the interest rates that BHG earns on its loans, or the spread between the rate BHG charges on its loans and the rates paid by banks who buy loans through the auction platform, decline or it experiences increased levels of credit losses or requests for substitutions on loans it previously originated and sold, its results of operations and our noninterest income would be adversely affected.

BHG currently operates in certain states without the need for a permit or any other license as its loans are principally commercial, business purpose loans that don't trigger the need for licensure. In the event that BHG or its subsidiaries were required to register or become licensed in any state in which they operate, or regulations are adopted that seek to limit BHG's or its subsidiaries' ability to operate in any jurisdiction or that seek to limit the amounts of interest that BHG can charge on its loans, BHG's results of operations (and Pinnacle Bank's interest in BHG's net profits, and, consequently, our noninterest income) could be materially and adversely affected.

Since our initial investment, BHG has expanded its operations to include commercial lending to other professional service firms and licensed professionals like attorneys, accountants and others. Through subsidiaries that it owns, it also has expanded into patient financing, which involves making loans to individuals to finance medical expenses, particularly those where patients have high deductible health plans. BHG is also expanding into point-of-sale consumer lending and may further expand its business into other types of lending, which may not be as profitable as BHG's current lending products or successful at all. These new product lines may involve more risk than BHG's historical business and BHG's loss rates may increase when compared to historical levels. Moreover, BHG's and its subsidiaries' expansion into these new lines of business and the expansion of the type of borrowers it markets its products to has increased the regulatory scrutiny BHG faces which has increased BHG's compliance costs. Failure to realize the expected revenue increases and/or other projected benefits from, and any increased compliance costs and regulatory scrutiny in connection with, any such expansion could have a negative impact on BHG's business, which would negatively impact our interest in BHG's net profits and, consequently, our noninterest income.

BHG's business is also subject to increased scrutiny by bank regulatory agencies as a result of our investment. These regulatory agencies' oversight over BHG exceeds the level of oversight that these agencies may have over other nonbank lenders, like BHG, that are not owned by an insured depository institution like Pinnacle Bank. This increased regulatory oversight could result in BHG being required to modify its operations in ways that other nonbank lenders may not be required to do, which could negatively impact BHG's business, results of operations and financial condition, which would negatively impact BHG's net profits and, consequently, our noninterest income. The FDIC has published guidance related to the operation of marketplace lenders and banks' business relationships with such lenders and other third parties in which banks are required to exercise increased oversight and ongoing monitoring and other responsibility for such third parties' compliance with applicable regulatory guidance and requirements. As a result, we are subject to enhanced responsibility for and risk related to BHG and our relationship with it. BHG's compliance costs have increased since our investment and are likely to continue to increase, and its loan yields may be negatively impacted, which would negatively impact its results of operations and Pinnacle Bank's interest in BHG's net profits. If banks that are examined by the FDIC became restricted in their ability to buy loans originated by BHG, BHG's business would be negatively impacted, which would negatively impact our interest in BHG's net profits and, consequently, our noninterest income.

Because of our ownership of a portion of BHG, BHG is limited in the types of activities in which it may engage. Were BHG to desire to expand its operations into areas that are not permissible for an entity owned by a non-state member bank like Pinnacle Bank, it may need to do so through separate entities in which we do not have an ownership interest. Were these businesses to be more profitable than BHG's core business or require BHG's management's attention in ways that are detrimental to BHG, our investment in BHG may be negatively impacted.

The fair values of our investments in private companies and venture capital funds are likely to fluctuate and the value that we ultimately realize on those investments may vary materially.

From time to time, we and our affiliates, including Pinnacle Bank, make investments in private companies and venture capital funds. The fair value of these investments are reflected in our financial statements and are adjusted on a quarterly basis. Moreover, because valuations of private companies are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value for private companies may differ materially from the values that would have been used if a ready market for these securities existed. Therefore, fair value determinations may materially understate or overstate the value that we ultimately realize upon the sale of one or more investments. We cannot predict future realized or unrealized gains or losses, and any such gains or losses are likely to vary materially from period to period.

A decline in our stock price or expected future cash flows, or a material adverse change in our results of operations or prospects,

could result in impairment of our goodwill.

A significant and sustained decline in our stock price and market capitalization below book value, a significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or other factors could result in impairment of our goodwill. At December 31, 2024, our goodwill and other identifiable intangible assets totaled approximately $1.9 billion. If we were to conclude that a write-down of our goodwill is necessary, then the appropriate charge would likely cause a material loss. Any significant loss would adversely impact the capacity of Pinnacle Bank to pay dividends to Pinnacle Financial without seeking prior regulatory approval, which could adversely affect Pinnacle Financial's ability to pay required interest payments on its outstanding indebtedness or to continue to pay dividends to its common and preferred shareholders.

Our selection of accounting policies and methods may affect our reported financial results.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses or sustain loan losses that are significantly higher than the reserve provided; recognize significant impairment on goodwill and other intangible asset balances; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition or results of operations. For a discussion of our critical accounting policies, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates" included elsewhere in this Annual Report on Form 10-K.

We currently invest in bank owned life insurance ("BOLI") and may continue to do so in the future.

We had $1.0 billion in general, hybrid and separate account BOLI contracts at December 31, 2024. BOLI is an illiquid long-term asset that provides tax savings because cash value growth and life insurance proceeds are not taxable, subject to certain exceptions. However, if we needed additional liquidity and converted the BOLI to cash, such transaction would be subject to ordinary income tax and applicable penalties. We are also exposed to the credit risk of the underlying securities in the investment portfolio and to the insurance carrier's credit risk (in a general account contract). If BOLI was exchanged to another carrier, additional fees would be incurred and a tax-free exchange could only be done for insureds that were still actively employed by us at that time. There is interest rate risk relating to the market value of the underlying investment securities associated with the BOLI in that there is no assurance that the market value of these securities will not decline. If the market value of these securities did decline, and we restructured them to obtain securities with improved yields, we may incur losses and penalties in connection with such restructuring, as was the case in the fourth quarter of 2023. Investing in BOLI exposes us to liquidity, credit and interest rate risk, which could adversely affect our results of operations, financial condition and liquidity.

An ineffective risk management framework could have a material adverse effect on our strategic planning and our ability to mitigate risks and/or losses and could have adverse regulatory consequences.

We have implemented a risk management framework in an effort to identify and manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, fraud, operational, capital, cybersecurity, compliance, strategic and reputational risks. Our framework also includes financial, analytical, forecasting, or other modeling methodologies, which involves management assumptions and judgment. In addition, our board of directors, in consultation with management, has adopted a risk appetite statement, which sets forth certain thresholds and limits to govern our overall risk profile. However, there is no assurance that our risk management framework, including the risk metrics under our risk appetite statement, will be effective under all circumstances or that it will adequately identify, manage or mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and become subject to regulatory consequences, as a result of which our business, financial condition, results of operations or prospects could be materially adversely affected.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on our financial condition and results of operations, as well as cause legal or reputational harm.

We are dependent upon information technologies, computer systems and networks, including those we maintain and those maintained and provided to us by third parties, to conduct operations and are reliant on technology to help increase efficiency in our business. These systems could become unavailable or impaired due to a variety of causes, including storms and other natural disasters, terrorist attacks, fires, phishing schemes, social engineering, utility outages, internal or external theft or fraud, design defects, human error, misconduct or complications or failures encountered as existing systems are maintained, replaced or upgraded. For example, our financial, accounting, data processing, or other operating or security systems or infrastructure or those of third parties upon which we rely may fail to operate properly or become compromised, disabled or damaged, which could adversely affect our ability to process transactions or provide services. In the event that backup systems are utilized, they may not process data as quickly as our primary systems and we may experience data losses in the course of such recovery. We periodically update the systems on which we rely to support our operations and growth and to remain compliant with all applicable laws, rules and regulations. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones, including business interruptions that may occur in the course of such implementation challenges. We maintain a system of internal controls and security to mitigate the risks of many of these occurrences and maintain insurance coverage for certain risks; however, should an event, including a cyberattack (including a ransomware attack), occur that is not prevented or detected by our internal controls, causes an interruption, degradation or outage in service, causes us to pay a ransom fee, or is uninsured against or in excess of applicable insurance limits, such occurrence could have an adverse effect on our business and our reputation, which, in turn, could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations rely on the secure processing, storage and transmission of confidential, proprietary, personal and other information in our computer systems and networks. Although we take protective measures and endeavor to modify these systems as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. We provide our customers the ability to bank remotely, including over the Internet or through their mobile device. The secure transmission of confidential information is a critical element of remote and mobile banking. Our network, and the systems of parties with whom we contract or on which we rely, as well as those of our customers and regulators, could be vulnerable to unauthorized access, computer viruses, phishing schemes, social engineering, spam attacks, ransomware attacks, human error, natural disasters, power loss and other security breaches. Sources of attacks vary and may include hackers, disgruntled employees or vendors, criminal organizations, terrorists, hostile foreign governments, corporate espionage and activists. In recent periods, there continues to be a rise in electronic fraudulent activity (including wire fraud), security breaches and cyberattacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts or seeking to infiltrate legitimate transactions, including through the compromise of the Bank's clients' email systems. We believe these types of efforts will continue to increase in frequency and in their level of sophistication. We have established policies, processes, and procedures to identify, measure, monitor, mitigate, report, and analyze risks associated with fraud, and continue to invest in systems, resources, and controls to detect and prevent it. There are inherent limitations, however, to our risk management strategies, systems, and controls as they may exist, or develop in the future. We may not appropriately anticipate, monitor, or identify these risks. If our risk management framework proves ineffective in connection with any fraudulent activity, we could suffer unexpected losses, we may have to expend resources detecting and correcting the failure in our systems, and we may be subject to potential claims from third parties and government agencies. We may also suffer reputational damage. Any of these consequences could adversely affect our business, financial condition, or results of operations.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal use of web-based and cloud-based products and applications. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more prevalent and sophisticated and are extremely difficult to prevent. The rapid evolution and increased adoption of generative artificial intelligence is further increasing risks in this area, including by making fraud detection more difficult, particularly with detection devices that use voice recognition or authentication. The techniques used by bad actors change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. Additionally, the existence of cyberattacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. Consistent with industry trends, we remain at risk for attempted electronic fraudulent activity, as well as attempts at security breaches and cybersecurity-related incidents. Cloud technologies are also critical to the operation of our systems, and our reliance on cloud technologies is growing. Service disruptions in cloud technologies or intrusion into those of our systems hosted on cloud-based technologies may lead to unauthorized access of, delays in accessing, or the loss of, data that is important to our businesses and may hinder our clients' access to our products and services, which would negatively impact our operations which in turn could have a material adverse effect on our financial condition, results of operations and liquidity.

We spend significant capital and other resources to protect against the threat of security breaches and computer viruses, and may be required to spend significant capital and other resources to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our vendors, regulators or customers involve the storage and transmission of confidential information, security breaches (including breaches of security of customer, vendor or regulatory systems and networks) and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent or promptly detect security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and retain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions, including as a result of viruses or other attacks. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans, gather deposits and provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations and liquidity.

We also face the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate our business activities, including vendors, exchanges, and other financial intermediaries. Such parties could also be the source or cause of an attack on, or breach of, our operational systems, data or infrastructure, and could disclose such attack or breach to us in a delayed manner or not at all. In addition, we may be at risk of an operational failure with respect to our customers' systems. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the continued uncertain global economic environment.

As cybersecurity threats continue to evolve, we will likely expend significant additional resources to continue to modify or enhance our protective measures, investigate and remediate any information security vulnerabilities, or respond to any changes to state or federal regulations, policy statements or laws concerning information systems or security. Any failure to maintain adequate security over our information systems, our technology-driven products and services or our customers' personal and transactional information could negatively affect our business and our reputation and result in fines, penalties, or other costs, including litigation expense and/or additional compliance costs, all of which could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. A successful penetration or circumvention of system security could result in negative consequences for us, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our financial condition, results of operations and liquidity.

Our business reputation and relationships are important and any damage to them could have a material adverse effect on our business.

Our reputation is very important in sustaining our business and we rely on our relationships with our current, former and potential clients and shareholders and other actors in the industries that we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, the way in which we conduct our business or otherwise could strain our existing relationships and make it difficult for us to develop new relationships. Any such damage to our reputation and relationships could in turn lead to a material adverse effect on our business.

We face substantial competition and are subject to certain regulatory constraints not applicable to some of our competitors, which may negatively impact our growth or profits.

We face substantial competition for deposits, and for credit and trust relationships, and other financial services and products in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, private equity firms, money market funds and other financial and nonfinancial companies, including mobile payment platforms, which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do or lower operating costs, including as a result of being less regulated, and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance could be adversely affected.

Some of our competitors, including credit unions, are not subject to certain regulatory constraints, such as the Community

Reinvestment Act, which requires us to, among other things, implement procedures to make and monitor loans throughout the communities we serve (and which would become more expansive with rules that were approved in 2024, if such rules are ultimately implemented). Credit unions also have federal tax exemptions that may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors, like private equity firms, are generally not subject to the extensive regulation applicable to institutions, like Pinnacle Bank, that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as mobile payment and other automatic transfer and payment systems, and for banks that do not have a physical presence in our markets to compete for deposits. The absence of regulatory requirements may give non-bank financial companies a competitive advantage over us.

Our operations, businesses and customers could be materially adversely affected by the impacts related to a changing climate.

There is an increasing concern among individuals and governments over the risks of climate change and related environmental sustainability matters that create additional risk for us as it relates to the operation of our business and our relationships with our clients. The physical risks of a changing climate include rising average global temperatures and rising sea levels. We also face risks from extreme weather events and the potential for increases in the frequency and severity of extreme weather events and natural disasters, including floods, wildfires, hurricanes and tornados. Such disasters could disrupt our operations or the operations of customers or third parties on which we rely. Such disasters could result in market volatility or negatively impact our customers' ability to repay outstanding loans, result in rapid deposit outflows, cause supply chain and/or distribution network disruptions, damage collateral or result in the deterioration of the value of collateral or insurance shortfalls.

Additionally, concerns about a changing climate could result in transition risk. Changes in consumer preferences or technology and additional legislation, regulatory and legal requirements, including those associated with a transition to a low-carbon economy, could restrict the scope of our or our clients' existing businesses, amplify credit and market risks, disproportionately impact certain of our clients, like those that own and/or operate trucking companies, negatively impact asset values, increase expenses, including as a result of strategic planning and technology and market changes, and/or otherwise adversely impact us, our businesses or our customers. The SEC has previously issued rulemaking on climate change disclosures, which rules have been voluntarily stayed pending the outcome of current litigation, and, if ultimately implemented, could significantly increase associated regulatory obligations and legal and reputational risk. In February 2024, the SEC requested that the court hearing the legal challenge to these rules take no action on the rules until the SEC determines appropriate next steps with respect to the rules casting further doubt on when, or if, the rules will go into effect.

Our response to a changing climate and our related strategies, policies and disclosure, and/or our ability to achieve any climate-related goals or commitments that we may make (which are subject to risks and uncertainties, many of which are outside of our control) could result in reputational harm as a result of negative public sentiment, regulatory scrutiny, litigation and reduced investor and stakeholder confidence.

The implementation of other new lines of business or new products and services may subject us to additional risk.

We continuously evaluate our service offerings and may implement new lines of business or offer new products and services within existing lines of business in the future. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we undergo a new product process to assess the risks of the initiative, and invest significant time and resources to build internal controls, policies and procedures to mitigate those risks, including hiring experienced management to oversee the implementation of the initiative. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could require the establishment of new key and other controls and have a significant impact on our existing system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

Inability to retain senior management and key employees or to attract new experienced financial services professionals could impair our relationship with our customers, reduce growth and adversely affect our business.

We have assembled a senior management team which has substantial background and experience in banking and financial services in our markets. Moreover, much of our organic loan growth that we have experienced in recent years (and that we are seeking during

2025) was the result not of strong loan demand but rather of our ability to attract experienced financial services professionals as new associates of ours who have been able to attract customers from other financial institutions. We are continuing to deploy a similar hiring strategy in all of our markets, though in an elevated rate environment it may be more difficult for these associates to attract their customers to the bank, particularly those with existing loans that are priced below current market rates. Inability to retain these key personnel (including key personnel of the businesses we have acquired) or to continue to attract experienced lenders with established books of business (including, in either case, as a result of competitive compensation and other hiring and retention pressures), at all or at the pace we have anticipated, could negatively impact our growth because of the loss of these individuals' skills and customer relationships and/or the potential difficulty of promptly replacing them. Moreover, the higher costs we have to pay to hire and retain these experienced individuals (which has seen increased pressure in the recent inflationary and competitive environment in which we have been operating) could cause our noninterest expense levels to rise and negatively impact our results of operations.

Many of our key associates, and those we seek to hire, are experienced bankers who have been engaged in the business of commercial banking for a significant period of time. While we believe this model of hiring has contributed to our success, we face risks associated with this older workforce. Our compensation expense, including our healthcare costs, may exceed those of our peers on account of our older, more experienced associate base. Additionally, as the number of our long-term employees reaching retirement age increases, our ability to successfully plan for the transition of those associates' clients and responsibilities to other associates and successfully develop and implement effective succession plans becomes more important to our future success. If we are unable to successfully manage such transitions, our relationships with our clients may be negatively impacted and our results of operations may be negatively affected.

We are subject to regulatory oversight and certain litigation, and our expenses related to this regulatory oversight and litigation may adversely affect our results.

We are from time to time subject to certain litigation in the ordinary course of our business. BHG, like us, is also subject to certain litigation in the ordinary course of its business. As we have aggressively hired new revenue producing associates we, and the associates we have hired, have also periodically been the subject of litigation and threatened litigation with these associates' former employers. We may also be subject to claims related to our loan servicing programs, particularly those involving servicing of commercial real estate loans. These and other claims and legal actions, as well as supervisory and enforcement actions by our regulators, including the CFPB or other regulatory agencies with which we or BHG deal, including those with oversight of our loan servicing programs, could involve large monetary claims against us or BHG, as well as capital directives, agreements with federal regulators, cease and desist penalties and orders and significant defense costs. The outcome of any such cases or actions is uncertain. Substantial legal liability or significant regulatory action against us or BHG could have material adverse financial effects or cause significant reputational harm to us or BHG, which in turn could seriously harm our or BHG's business prospects.

In accordance with GAAP, for matters where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established. For matters where it is probable we will incur a loss and the amount can be reasonably estimated, we establish an accrual for the loss. Once established, the accrual is adjusted periodically to reflect any relevant developments. The actual cost of any outstanding legal proceedings or threatened claims, however, may turn out to be substantially higher than the amount accrued. Further, our or BHG's insurance, as applicable, may not cover all litigation, other proceedings or claims, or the costs of defense. Future developments could result in an unfavorable outcome for any existing or new lawsuits or investigations in which we or BHG are, or may become, involved, which may have a material adverse effect on our or BHG's business and our or BHG's results of operations.

Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility, but additional investments may be required or necessary. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot make assurances that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

The soundness of other financial institutions, including those with whom we have engaged in transactions, could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and financial stability of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to various counterparties, including brokers and dealers, commercial and correspondent banks, and others including those with whom we have implemented our hedging strategies. As a result, defaults by, or rumors or questions about, one or more financial services institutions, or the financial services industry generally, may result in market-wide liquidity problems and could lead to losses or defaults by such other institutions. Such occurrences could expose us to credit risk in the event of default of one or more counterparties and could have a material adverse effect on our financial condition, results of operations and liquidity.

We may be subject to claims and litigation pertaining to fiduciary responsibility.

From time to time as part of our normal course of business, customers may make claims and take legal action against us based on actions or inactions related to the fiduciary responsibilities of Pinnacle Bank's trust and wealth management associates. If such claims and legal actions are not resolved in a manner favorable to us, they may result in financial liability and/or adversely affect our market reputation or our products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Natural disasters and the affects of a changing climate may adversely affect us and our customers.

Our operations and customer base are located in markets where natural disasters, including tornadoes, severe storms, fires, wildfires, floods, and hurricanes often occur. Such natural disasters could significantly impact the local population and economies and our business, and could pose physical risks to our properties. Although our banking offices are geographically dispersed throughout portions of the southeastern United States and we maintain insurance coverages for such events, a significant natural disaster in or near one or more of our markets could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition to natural disasters, the impact of a changing climate, such as rising average global temperatures and rising sea levels, and any increasing frequency and severity of extreme weather events and natural disasters such as droughts, floods, wildfires and hurricanes could negatively impact our operations including our ability to provide financial products and services to our customers. A changing climate also has the potential to negatively affect the collateral we take to secure loans that we make, the valuations of home prices or commercial real estate or our customers' (particularly those that are engaged in industries that could be negatively affected by a shift to a low-carbon economy) ability and/or willingness to pay fees, repay outstanding loans or afford new products. The impact of natural disasters occurring in our market areas, including those that may be the result of a changing climate could also cause insurability risk and/or increased insurance costs for us or our customers.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential holders of our securities could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Maintaining and adapting our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, is expensive and requires significant management attention. Moreover, as we continue to grow, our internal controls may become more complex and require additional resources to ensure they remain effective amid dynamic regulatory and other guidance. Failure to implement effective controls or difficulties encountered in the process may harm our results of operations and financial condition or cause us to fail to meet our reporting obligations. If we or our independent registered accounting firm identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from the Nasdaq Global Select Market. This could have an adverse effect on our business, financial condition or results of operations, as well as the trading price of our securities, and could potentially subject us to litigation.

Changes in accounting standards may change the way we calculate our Allowance for Credit Losses.

The Financial Accounting Standards Board and the SEC may change the financial accounting and reporting standards, or the interpretation of those standards, that govern the preparation of our external financial statements from time to time. The impact of these changes or the application thereof on our financial condition and operations can be difficult to predict.

<u>Risks Related to Acquisition Activity</u>

Our acquisitions and future expansion may result in additional risks.

We expect to consider and explore opportunities to expand in our current markets and in select primarily high-growth markets in the southern portion of the United States through additional offices and also may consider expansion within these markets through additional acquisitions of all or part of other financial institutions or other financial services companies, including our de novo expansions into the Atlanta, Georgia, Huntsville and Birmingham, Alabama, Jacksonville, Florida, Louisville, Kentucky and Washington, D.C. metro markets over the last few years. These types of expansions, including those de novo expansions, involve various risks, including:

Management of Growth. We may be unable to successfully:

- maintain loan quality in the context of significant loan growth;
- identify and expand into suitable markets;
- obtain regulatory and other approvals;
- identify and acquire suitable sites for new banking offices;
- attract sufficient deposits and capital to fund anticipated loan growth;
- recruit seasoned professionals with significant experience and established books of business that are able to move their customer relationships to Pinnacle Bank in the time periods and amounts and at funding costs and with asset yields that we believed were possible when we hired those persons;
- maintain adequate common equity and regulatory capital;
- scale our technology platform and operational infrastructure;
- avoid diversion or disruption of our existing operations or management as well as those of the acquired institution;
- maintain adequate management personnel and systems to oversee and support such growth;
- maintain adequate internal audit, loan review, risk management and compliance functions; and
- implement additional policies, internal controls, procedures and operating systems required to support and monitor the risk associated with such growth.

Results of Operations. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. If we are unable to grow our revenues in amounts necessary to support this higher expense base, our results of operations will be negatively impacted. Our growth strategy necessarily entails growth in overhead expenses as we add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to evaluate opportunities to increase the number and concentration of our offices in our newer markets.

Development of Offices. There are considerable costs involved in opening offices (particularly those in new markets), and new offices generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, any new offices we establish, including those we plan to establish in the markets to which we have expanded or announced plans to expand, can be expected to negatively impact our earnings for some period of time until they reach certain economies of scale. The same is true for our efforts to expand in these markets with the hiring of additional seasoned professionals with significant experience in that market. Our expenses could be further increased if we encounter delays in opening any of our new offices, including as a result of supply chain disruptions and labor challenges like those affecting the construction industry over the last few years, or regulatory actions or delays. We may be unable to accomplish future office expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, failure or inability to receive any required regulatory approvals, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated construction or merger and acquisition costs or other factors. Finally, we have no assurance any office will be successful even after it has been established or acquired, as the case may be.

Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure or inability to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering into or expanding in our other markets or allow competitors to gain or retain market share in our existing markets.

*Infrastructure and Control*s. We may not successfully implement improvements to, or integrate, our information and control systems, procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our systems, controls and procedures must be able to accommodate an increase in transaction volume and the infrastructure that comes with new products, offices, markets or any combination thereof. Thus, our growth strategy may divert management from our existing operations and may require us to incur additional expenditures to expand our administrative and operational infrastructure, which may adversely affect earnings, shareholder returns, and our efficiency ratio.

Failure to successfully address these and other issues related to our recent expansions or in any other future market could have a material adverse effect on our financial condition and results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations and financial condition could be materially adversely affected.

We may face risks with respect to future acquisitions.

When we attempt to expand our business through mergers and acquisitions, we seek targets that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded products or services. In addition to the general risks associated with our growth plans which are highlighted above, in general, acquiring or merging with other banks, businesses or branches, particularly those in markets with which we are less familiar, involves various risks commonly associated with acquisitions, including, among other things:

- the time and costs associated with identifying and evaluating potential acquisition and merger targets;
- inaccuracies in the estimates and judgments used to evaluate credit, operations, culture, management and market risks with respect to an institution we acquire or with which we merge;
- the time and costs of evaluating new markets, hiring experienced local management, including as a result of de novo expansion into a market such as our expansions into the Atlanta, Georgia, Huntsville and Birmingham, Alabama, Jacksonville, Florida, Louisville, Kentucky and Washington, D.C. metro markets and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the significant costs of the expansion that we may incur, particularly in the first 12 to 24 months of operations;
- our ability to finance (or increase capital levels in connection with) an acquisition and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction and integration of an acquired company's operations with ours;
- the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;
- entry into new markets where we have limited or no direct prior experience;
- closing delays and increased expenses related to the resolution of lawsuits filed by our shareholders or shareholders of companies we may seek to acquire;
- the inability to receive regulatory approvals timely or at all, including as a result of community objections, or such approvals being restrictively conditional; and
- risks associated with integrating the operations, technologies and personnel of the acquired business.

Though we expect to remain principally focused on organically growing our business in our existing markets (including our new markets) during 2025, we nonetheless may have opportunities to evaluate merger and acquisition opportunities that are presented to us in our current markets as well as other select markets throughout the southern portion of the United States and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities and related capital raising transactions may occur at any time. Generally, acquisitions of financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and fully diluted earnings per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in product presence and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

In addition, we may face significant competition from numerous other financial services institutions, many of which may have greater financial resources than we do, when considering acquisition opportunities, particularly in our targeted high-growth markets located outside of Tennessee. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any potential future acquisitions.

Regulatory and Compliance Risks

We operate in a highly regulated industry and changes in the regulatory landscape, including as a result of changes in Presidential administrations, may increase our operating costs or restrict our activities.

During the last Presidential administration banks faced increased regulatory scrutiny from federal bank regulators, and additional restrictions on financial institutions (or new interpretations of existing regulations) have been proposed or adopted by regulators and by Congress. Changes in tax law, federal legislation, regulation or policies, such as bankruptcy laws, deposit insurance, consumer protection laws, laws and regulations regarding fair lending and investments in communities (including the recently adopted changes to the CRA rules), and capital requirements, among others, can result in significant increases in our expenses and/or charge-offs, which may adversely affect our results of operations and financial condition. Changes in state or federal tax laws or regulations can have a similar impact. State and municipal governments, including the State of Tennessee, could seek to increase their tax revenues through increased tax levies which could have a meaningful impact on our results of operations. Furthermore, financial institution regulatory agencies during the Biden administration were aggressive in responding to concerns and trends identified in examinations, including in the case of service charges banks imposed on customers related to overdrafts and instances in which customers' accounts do not have sufficient funds to cover items that are presented. Elevated regulatory scrutiny of our industry could include the issuance of additional formal or informal enforcement or supervisory actions and the imposition of monetary penalties, and whether formal or informal, could result in our agreeing to limitations or to take actions that limit our operational flexibility, restrict our growth, increase our operating expenses, lower our noninterest income or increase our capital or liquidity levels. Failure to comply with any formal or informal regulatory restrictions, including informal supervisory actions, could lead to further regulatory enforcement actions.

Negative developments in the financial services industry and the impact of legislation (or interpretation of existing legislation) proposed in response to those developments could negatively impact our operations by increasing the time and operating costs associated with compliance and restricting our business operations, including our ability to originate or sell loans or by requiring us to hold more elevated levels of capital or deduct from our regulatory capital unrealized losses in our securities portfolio, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, business policies, capital strategies, compensation or operating plans.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged on loans, interest rates paid on deposits and locations of offices. We are also subject to capital requirements established by our regulators, which require us to maintain specified levels of capital. It is possible that our FDIC assessments may increase in the future or other special assessments, like the special assessment levied by the FDIC in 2023 in connection with the high-profile bank failures in 2023, may be levied in the future. Any future assessment increases or additional special assessments could negatively impact our results of operations. Significant changes in laws and regulations applicable to the banking industry have been recently adopted and others are being considered by our regulators and in Congress, though there is uncertainty as to the level of regulatory reform that the new Presidential administration may seek to undertake. The prior administration implemented a regulatory reform agenda that included an increased level of attention and focus on consumer protection, fair lending and investments in communities (like the recently adopted changes to the CRA rules), deposit fees, the regulation of loan portfolios and credit concentrations to borrowers impacted by climate change or that operate in industries that would not be favored in a low-carbon economy and heightened scrutiny of BSA and AML requirements among other areas. In addition, merger and acquisition activity was negatively affected by increased levels of regulatory scrutiny during the prior Presidential administration. While the new Presidential administration may be less focused on the areas targeted by the prior administration, the effects of changes implemented by the prior administration, if not rolled back, are likely to increase the Company's compliance costs, negatively impacting its profitability. The regulatory agenda of the current Presidential administration is likely to be meaningfully different from the prior administration's agenda, and the rulemaking, examination intensity and enforcement priorities of the federal banking regulators are likely to change under President Trump. It is unclear what the ultimate impact of those changes will be on the Company.

Additionally, we are subject to laws regarding our handling, disclosure and processing of personal and confidential information of certain parties, such as our employees, customers, suppliers, counterparties and other third parties. The Gramm-Leach-Bliley Act requires us to periodically disclose our privacy policies and practices relating to sharing such information and enables retail customers to opt out of our ability to share information with unaffiliated third parties, under certain circumstances. Other laws and regulations impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition to their obligations to safeguard customer information under Gramm-Leach-Bliley Act regulations, financial institutions, like Pinnacle Bank, are subject to regulations that require the institutions when they become aware of an incident of unauthorized access to sensitive customer information, to conduct a reasonable investigation to promptly determine the likelihood that the information has been or will be misused. If the institution determines that misuse of the sensitive customer information has occurred or is reasonably possible, it should notify the affected customers as soon as possible. We are subject to laws that require us to implement a comprehensive information security program that includes administrative, technical and physical safeguards to protect the security and confidentiality of customer records and information. Additionally, other legislative and regulatory activity continue to lend uncertainty to privacy compliance requirements that impact our business. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The potential effects of pending legislation are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

We must maintain adequate regulatory capital to support our business objectives.

Under regulatory capital adequacy guidelines and other regulatory requirements, we must satisfy capital requirements based upon quantitative measures of assets, liabilities and certain off-balance sheet items. Our satisfaction of these requirements is subject to qualitative judgments by regulators that may differ materially from management's and that are subject to being determined retroactively for prior periods. Additionally, regulators can make subjective assessments about the adequacy of capital levels, even if Pinnacle Bank's reported capital exceeds the "well-capitalized" requirements. Pinnacle Financial's ability to maintain its status as a financial holding company and to continue to operate Pinnacle Bank as it has in recent periods is dependent upon a number of factors, including Pinnacle Bank qualifying as "well capitalized" and "well managed" under applicable prompt corrective action regulations and upon Pinnacle Financial qualifying on an ongoing basis as "well capitalized" and "well managed" under applicable Federal Reserve regulations.

Failure to meet regulatory capital standards could have a material adverse effect on our business, including damaging the confidence of customers in us, adversely impacting our reputation and competitive position and retention of key personnel. Any of these developments could limit our access to:

- brokered deposits;
- the Federal Reserve discount window;
- advances from the FHLB;
- capital markets transactions; and
- development of new financial services.

Failure to meet regulatory capital standards may also result in higher FDIC assessments. If we fall below guidelines for being deemed "adequately capitalized" the FDIC or Federal Reserve could impose restrictions on our activities and a broad range of regulatory requirements in order to effect "prompt corrective action." The capital requirements applicable to us are in a process of continuous evaluation and revision in connection with actions of the Basel Committee and our regulators. In July 2023, federal banking regulators issued a joint agency proposal that sought to implement the final components of the Basel III Endgame as well as make changes aimed at addressing the underlying causes of the turmoil in the banking industry that was experienced in the first half of 2023 with the failure of certain larger financial institutions. The proposal sought to revise the capital framework for banks with total assets of $100 billion or more in four main areas of credit risk, market risk, operational risk and credit valuation adjustment risk. The proposal also would have required banks with total assets of $100 billion or more to include unrealized gains and losses from certain securities in their capital ratios, to comply with supplementary leverage ratio requirements and to comply with countercyclical capital buffer requirements, if activated. The comment period for these proposed changes ended in January 2024, and the proposed rule changes have not been finalized. As a result of the recent change in the Presidential administration, we believe the regulatory agencies may re-propose a modified version of the proposed rule changes that would remove most of the Basel III Endgame changes on the $100 billion to $250 billion asset sized banks, but as of the date of this Annual Report on Form 10-K, no re-proposed rules have been issued. If such re-proposal does occur, certain of the more stringent requirements could still be imposed on us through the ongoing regulatory oversight process, which could adversely impact our profitability or, if we were to fail to satisfy any such requirements, our financial condition and results of operations.

Pinnacle Financial is required to act as a source of financial and managerial strength for Pinnacle Bank in times of stress.

Under federal law, Pinnacle Financial is required to act as a source of financial and managerial strength to Pinnacle Bank, and to commit resources to support Pinnacle Bank if necessary. Pinnacle Financial may be required to commit additional resources to Pinnacle Bank at times when Pinnacle Financial may not be in a financial position to provide such resources or when it may not be in Pinnacle Financial's, or its shareholders' or its creditors' best interests to do so. Providing such support is more likely during times of financial stress for Pinnacle Financial and Pinnacle Bank, which may make any capital Pinnacle Financial is required to raise to provide such support more expensive or dilutive than it might otherwise be. In addition, any capital loans Pinnacle Financial makes to Pinnacle Bank are subordinate in right of payment to depositors and to certain other indebtedness of Pinnacle Bank. In the event of Pinnacle Financial's bankruptcy, any commitment by it to a federal banking regulator to maintain the capital of Pinnacle Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations related to money laundering and terrorist activity, like those issued by OFAC, could result in fines or sanctions against us or restrict our ability to make acquisitions.

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, requires financial institutions to design and implement programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures and maintain staffing levels that are sufficient for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these and other regulations aimed at combating terrorism, money laundering and preventing transactions with "enemies" of the United States could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new offices, as well as additional operating expenses to add staff and/or technological enhancements to our systems to better comply with our obligations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Securities

The price of our capital stock may be volatile or may decline.

The trading price of our capital stock may fluctuate as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our capital stock. Among the factors that could affect the price of the shares of our common stock and the depositary shares representing fractional interests in our Series B Preferred Stock are:

- actual or anticipated quarterly fluctuations in our results of operations and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;
- failure to meet analysts' or our own published estimates regarding earnings and the various financial measures that make up our earnings;
- speculation in the press or investment community;
- strategic actions by us or our competitors;
- actions by institutional shareholders;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, developments related to market conditions affecting the financial services industry;
- market perceptions about the innovation economy, including levels of funding or "exit" activities of companies in the industries we serve;
- proposed or adopted regulatory changes or developments;
- changes in the political climate;
- fallout from rising geopolitical tensions around the world, including the ongoing hostilities in Ukraine and the Middle East;
- market reactions to social media messages or posts;
- anticipated or pending investigations, proceedings or litigation that, directly or indirectly, involve or affect us; and
- domestic and international economic and social factors unrelated to our performance.

The trading price of the shares of our common stock and the depositary shares representing fractional interests in our Series B Preferred Stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, and future sales of our equity or equity-related securities. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation, as well as the loss of key employees.

Our ability to declare and pay dividends is limited.

While our board of directors has approved the payment of a quarterly cash dividend on our common stock since the fourth quarter of 2013 and approved the payment of the quarterly dividends on our Series B Preferred Stock (and underlying depositary shares) since issuance, there can be no assurance of whether or when we may pay dividends on our capital stock in the future. Future dividends, if any, will be declared and paid at the discretion of our board of directors and will depend on a number of factors, including our and Pinnacle Bank's capital levels, earnings performance and earnings potential. Moreover, our ability to pay dividends on our common stock is limited by the terms of our Series B Preferred Stock which provides that if we have not paid dividends on the Series B Preferred Stock for the most recently completed dividend period, then no dividend or distribution shall be declared, paid, or set aside for payment on shares of our common stock.

Our principal source of funds used to pay cash dividends on our common stock will be cash we may hold from time to time as well as dividends that we receive from Pinnacle Bank. Although Pinnacle Bank's asset quality, earnings performance, liquidity and capital requirements will be taken into account before we declare or pay any future dividends on our capital stock, our board of directors will also consider our liquidity and capital requirements and our board of directors could determine to declare and pay dividends without relying on dividend payments from Pinnacle Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends we may declare and pay and that Pinnacle Bank may declare and pay to us. For example, Federal Reserve regulations implementing the capital rules required under Basel III do not permit dividends unless capital levels exceed certain higher levels applying capital conservation buffers. In addition, the Federal Reserve has issued supervisory guidance advising bank holding companies to eliminate, defer or reduce dividends paid on common stock and other forms of capital, like the Series B Preferred Stock, where the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, the company's prospective rate of earnings retention is not consistent with the company's capital needs and overall current and prospective financial condition or the company will not meet, or is in danger of not meeting, minimum regulatory capital adequacy ratios. Recent supplements to this guidance reiterate the need for bank holding companies to inform their applicable reserve bank sufficiently in advance of the proposed payment of a dividend in certain circumstances.

In addition, subject to certain exceptions, the terms of our subordinated debentures prohibit us from paying dividends on shares of our capital stock at times when we are deferring the payment of interest on such subordinated debentures.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.

We may issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock, including in connection with acquisitions. We may sell these shares at prices below the then current market price of our shares, and the sale of these shares may significantly dilute shareholder ownership. We could also issue additional shares in connection with acquisitions of other financial institutions (as we did in connection with our acquisition of BNC and certain of our other acquisitions) or investments in fee-related or other businesses (as we did with BHG), which could also dilute shareholder ownership.

We have the ability under our current effective registration statement to issue shares of preferred stock. Further, our shareholders authorized our board of directors to issue up to 10,000,000 shares of preferred stock without any further action on the part of our shareholders, which is what we did when we issued the Series B Preferred Stock. We may determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for, or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of our shareholders, including issuing additional shares of our Series B Preferred Stock or additional underlying depositary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock or the Series B Preferred Stock with respect to dividends or upon our dissolution, liquidation or winding-up and other terms, any of which may negatively affect the value or market price of our common stock or our Series B Preferred Stock or the depository shares underlying those preferred shares.

Although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series B Preferred Stock, voting together as a single class with any parity stock having similar voting rights, is required to authorize or issue any shares of capital stock senior in rights and preferences to the Series B Preferred Stock, if we issue preferred stock or depositary shares in the future with voting rights that dilute the voting power of the Series B Preferred Stock or depositary shares, the rights of holders of the depositary shares or the market price of the depositary shares could be adversely affected. The market price of the depositary shares underlying the shares of Series B Preferred Stock could decline as a result of these other offerings, as well as other sales of a large block of depositary shares, Series B Preferred Stock, or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series B Preferred Stock are not entitled to preemptive rights or other protections against dilution.

Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or the prices at which we may issue securities that we offer. Thus, holders of the depositary shares underlying the shares of Series B Preferred Stock bear the risk of our future offerings reducing the market price of the depositary shares and diluting their holdings in the depositary shares.

The Series B Preferred Stock, like our common stock, constitutes an equity security and ranks junior to all of our indebtedness and will rank junior to our and our subsidiaries' future indebtedness.

Shares of the Series B Preferred Stock are equity interests in Pinnacle Financial and do not constitute indebtedness. Accordingly, shares of the Series B Preferred Stock and the related depositary shares are and will be junior in right of payment to any existing and all future indebtedness and other non-equity claims of Pinnacle Financial with respect to assets available to satisfy claims on us, including in a liquidation of Pinnacle Financial as is the case with our common stock. In the event of our bankruptcy, liquidation, dissolution or winding-up, our assets will be available to pay obligations on the Series B Preferred Stock and any parity stock only after all of our liabilities have been paid and any obligations we owe on any securities that rank senior to the Series B Preferred Stock then outstanding, if any, have been satisfied. In case of such bankruptcy, liquidation, dissolution or winding-up, the Series B Preferred Stock will rank equally with any parity stock in the distribution of our assets. Holders of the depositary shares may be fully subordinated to interests held by the U.S. government in the event of a receivership, insolvency, liquidation or similar proceeding. In addition, our existing and future indebtedness may restrict payment of dividends on the Series B Preferred Stock.

The Series B Preferred Stock and the depositary shares representing the Series B Preferred Stock, like our common stock, effectively rank junior to any existing and all future liabilities of our subsidiaries.

We are a financial holding company and conduct substantially all of our operations through our subsidiaries. Our right to participate in any distribution of the assets of our subsidiaries upon any liquidation, reorganization, receivership or conservatorship of any subsidiary (and thus the ability of the holder of the Series B Preferred Stock and the holders of the depositary shares as well as our common shareholders to benefit indirectly from such distribution) will rank junior to the prior claims of that subsidiary's creditors. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries' liabilities, to pay amounts due on any or all of the Series B Preferred Stock and the depositary shares representing the Series B

Preferred Stock then outstanding or on our common stock after any payments are made on the Series B Preferred Stock and the depositary shares representing the Series B Preferred Stock then outstanding.

Pinnacle Bank owns 49% of the outstanding equity interests of BHG, and its right to participate in any distribution of the assets of BHG upon its liquidation, reorganization, receivership or conservatorship (and thus the ability of the holders of the Series B Preferred Stock and the holders of the depositary shares as well as our common shareholders to benefit indirectly from such distribution) will rank junior to the prior claims of BHG's creditors. Moreover, Pinnacle Bank's 49% ownership interest in BHG and minority board representation on BHG's board means that Pinnacle Bank cannot on its own cause BHG to make distributions to Pinnacle Bank that could be used to pay dividends to Pinnacle Financial and thereafter used to pay dividends on the Series B Preferred Stock or our common stock. In addition, BHG is a party to various agreements related to its indebtedness pursuant to which BHG's ability to make distributions to Pinnacle Bank may be limited.

The Series B Preferred Stock and the depositary shares representing the Series B Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights of the shares of Series B Preferred Stock.

Dividends on the Series B Preferred Stock are non-cumulative and discretionary. If we do not declare dividends on the Series B Preferred Stock, holders of the depositary shares will not be entitled to receive related distributions on their depositary shares.

Dividends on the Series B Preferred Stock are non-cumulative and discretionary, not mandatory. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, the holder of the Series B Preferred Stock, and therefore the holders of the depositary shares, will not be entitled to receive a dividend for such period, and such undeclared dividend will not accrue and be payable. We will have no obligation to pay dividends for such dividend period, whether or not dividends are authorized and declared for any subsequent dividend period with respect to the Series B Preferred Stock. Our board of directors may determine that it would be in our best interests to pay less than the full amount of the stated dividends on the Series B Preferred Stock or no dividend for any dividend period even if funds are available. Factors that would be considered by our board of directors in making this determination include our financial condition, liquidity and capital needs, the impact of current and pending legislation and regulations, economic conditions, our ability to service any equity or debt obligations senior to the Series B Preferred Stock, any credit agreements to which we may become a party, tax considerations and such other factors as our board of directors may deem relevant.

Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series B Preferred Stock dividends are payable only when, as and if authorized and declared by our board of directors or a duly authorized committee of the board and, as a Tennessee corporation and financial holding company, we are subject to restrictions on payments of dividends out of lawfully available funds as described elsewhere in this Annual Report on Form 10-K.

The holders of the Series B Preferred Stock, and therefore the holders of the depositary shares representing the Series B Preferred Stock, have limited voting rights.

Until and unless we are in arrears on our dividend payments on the Series B Preferred Stock for six quarterly dividend periods, whether consecutive or not, the holders of the Series B Preferred Stock, and therefore the holders of the depositary shares, have no voting rights with respect to matters that generally require the approval of voting shareholders, except with respect to certain fundamental changes in the terms of the Series B Preferred Stock, and except as may be required by the rules of any securities exchange or quotation system on which the Series B Preferred Stock is listed, traded or quoted or by Tennessee law. If dividends on the Series B Preferred Stock are not paid in full for six dividend periods, whether consecutive or not, the holders of Series B Preferred Stock, voting together as a class with any other equally ranked series of preferred stock that have similar voting rights then outstanding, if any, will have the right, at the first annual meeting or special meeting held thereafter and at subsequent annual meetings, to elect two directors to our board. The terms of the additional directors so elected will end upon the payment or setting aside for payment by us of continuous noncumulative dividends for at least four dividend periods on the Series B Preferred Stock and any other equally ranked series of preferred stock then outstanding, if any.

Holders of the depositary shares must act through the depositary to exercise any voting rights of the Series B Preferred Stock. Although each depositary share is entitled to 1/40th of a vote, the depositary can only vote whole shares of Series B Preferred Stock. While the depositary will vote the maximum number of whole shares of Series B Preferred Stock in accordance with the instructions it receives, any remaining fractional votes of holders of the depositary shares underlying such shares of Series B Preferred Stock will not be voted.

Holders of Pinnacle Financial's junior subordinated debentures have rights that are senior to those of Pinnacle Financial's shareholders.

At December 31, 2024, Pinnacle Financial had outstanding trust preferred securities and accompanying junior subordinated debentures totaling approximately $133.0 million. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by Pinnacle Financial, and the accompanying subordinated debentures are senior to shares of Pinnacle Financial's common stock and preferred stock. As a result, Pinnacle Financial must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock or preferred stock and, in the event of Pinnacle Financial's bankruptcy, dissolution or liquidation, the holders of the subordinated debentures must be satisfied before any distributions can be made on Pinnacle Financial's preferred stock, and thereafter its common stock. Pinnacle Financial has the right to defer distributions on its junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on its common stock or preferred stock.

Pinnacle Financial and Pinnacle Bank have in the past issued subordinated indebtedness the holders of which have rights that are senior to those of Pinnacle Financial's shareholders.

From time to time, Pinnacle Financial and Pinnacle Bank have issued, and in connection with certain mergers, assumed, subordinated notes. At December 31, 2024, Pinnacle Financial had an aggregate of $300 million of subordinated notes outstanding, not including the subordinated debentures issued in connection with our trust preferred securities; Pinnacle Bank did not have any subordinated notes outstanding at December 31, 2024. Moreover, the notes we have issued rank senior to shares of Pinnacle Financial's common and preferred stock, and Pinnacle Bank's subordinated indebtedness, if any may be outstanding from time to time, is structurally senior to the rights of the holders of Pinnacle Financial's common and preferred stock. In the event of any bankruptcy, dissolution or liquidation of Pinnacle Financial, these notes, along with Pinnacle Financial's other indebtedness, would have to be repaid before Pinnacle Financial's shareholders (starting with the holders of the Series B Preferred Stock) would be entitled to receive any of the assets of Pinnacle Financial.

Pinnacle Financial or Pinnacle Bank may from time to time issue, or assume in connection with an acquisition, additional subordinated indebtedness that would have to be repaid before Pinnacle Financial's shareholders (starting with the holders of the Series B Preferred Stock) would be entitled to receive any of the assets of Pinnacle Financial or Pinnacle Bank.

We and/or the holders of certain types of our securities could be adversely affected by unfavorable ratings from rating agencies.

Various ratings agencies regularly evaluate Pinnacle Financial and Pinnacle Bank, and their ratings of our company and certain of our debt and equity securities are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. There can be no assurance that we will not receive adverse changes in our published ratings in the future, which could adversely affect the cost and other terms upon which we are able to obtain funding, and the way in which we are perceived in the capital markets. Actual or anticipated changes, or downgrades in our published credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of our securities, increase our borrowing costs and negatively impact our profitability. Additionally, a downgrade of the published credit rating of any particular security issued by us or our subsidiaries could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

Even though our common stock and the depositary shares underlying our Series B Preferred Stock are currently traded on the Nasdaq Stock Market's Global Select Market, these shares, particularly the depositary shares, have less liquidity than many other stocks quoted on a national securities exchange.

The trading volume in our common stock and depositary shares on the Nasdaq Global Select Market has been relatively low when compared with larger companies listed on the Nasdaq Global Select Market or other stock exchanges. Although we have experienced increased liquidity in our stock, we cannot say with any certainty that a more active and liquid trading market for our common stock or depositary shares will continue to develop. Because of this, it may be more difficult for shareholders to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock or additional depositary shares in the market, or the availability of shares of common stock or depositary shares for sale in the market, will have on the market price of our common stock and depositary shares. We can give no assurance that sales of substantial amounts of common stock or depositary shares in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock or depositary shares to decline or impair our future ability to raise capital through sales of our common stock or additional depositary shares.

The market prices of our common stock and the depositary shares representing the Series B Preferred Stock have fluctuated significantly, and may fluctuate in the future. These fluctuations may be unrelated to our performance. General market or industry price declines or overall market volatility in the future could adversely affect the price of our common stock or depositary shares, and the current market price may not be indicative of future market prices.

Our corporate organizational documents and the provisions of Tennessee law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition of Pinnacle Financial that you may favor.

Our amended and restated charter, as amended, and bylaws, as amended, contain various provisions that could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control of Pinnacle Financial. These provisions include:

- a provision requiring our board of directors to take into account specific factors when considering an acquisition proposal;
- a provision that any special meeting of our shareholders may be called only by our chairman, our chief executive officer, our president, our board of directors, or the holders of 25% of the outstanding shares of our voting stock that have held those shares for at least one year; and
- a provision establishing certain advance notice procedures for nomination of candidates for election as directors at an annual or special meeting of shareholders at which directors are elected.

Additionally, our amended and restated charter, as amended, authorizes the board of directors to issue shares of our preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Tennessee law, including a provision which restricts certain business combinations between a Tennessee corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of our company.

An investment in our common stock or depositary shares is not an insured deposit and is not guaranteed by the FDIC.

An investment in our common stock or depositary shares is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock or depositary shares is inherently risky for the reasons described herein and our shareholders will bear the risk of loss if the value or market price of our common stock or depositary shares is adversely affected.

Our current or future use of artificial intelligence or machine learning tools in our business operations could expose us to new or additional costs and risks, including the potential introduction of new vulnerabilities or cybersecurity risks within our information technology systems and the potential inadvertent or unauthorized release of confidentiality or personal information resulting from the use (whether or not authorized) of artificial intelligence or machine learning tools by our employees, contractors, agents, representatives or affiliates. In addition, the artificial intelligence tools we may incorporate into certain aspects of our operations may not generate the intended efficiencies and may impact our business results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management, Strategy and Governance

Pinnacle places a high priority and focus on securing the confidential information it receives and stores about its borrowers, depositors and other customers and employees. This priority and focus starts with Pinnacle's board of directors, or committees of the board of directors, which are ultimately responsible for establishing effective risk oversight, approving our risk appetite statement, understanding our key risks and seeking to establish the risk management strategy, processes and internal controls that are appropriate to manage risk, in each case inclusive of cybersecurity risk. Our risk appetite statement includes specific information technology risk tolerance thresholds and limits established with the approval of our board of directors, or designated committees thereof, and executive management. Key risk indicators are monitored by the Risk Committee of our board of directors (the "Risk Committee"), which receives quarterly reports from our Chief Risk Officer, Chief Solutions Officer/EVP of Bank Operations ("CSO"), Risk Management Committee and Operations and Automation ("O&A") Committee regarding management's efforts to protect Pinnacle from cybersecurity threats and the general threat landscape facing companies with operational characteristics similar to ours. The CSO reports quarterly to Pinnacle's Risk Committee of the board of directors regarding our information security risk oversight processes as the board of directors, acting through the Risk Committee, seeks to ensure Pinnacle is operating within its stated risk appetite. Pinnacle's CSO has appointed a Chief Information Security Officer (the "CISO"). The CISO reports directly to Pinnacle's CSO and the responsibilities of this role are in conjunction with information security and other special projects concerning risk and operational issues identified. The CISO coordinates Pinnacle's information security risk assessment process, facilitates annual employee training, and prepares an annual report to Pinnacle's board of directors with a summary of the Information Security Strategic Plan for the coming year, top cybersecurity risks and crucial information security updates that could impact us. Pinnacle's CISO holds a Master's Degree in Information Security and Assurance and brings 28 years of experience in IT and Information Security. Prior to being appointed as the CISO, our CISO served as the Company's Deputy CISO which allows for longstanding knowledge of the environment and our clients to be maintained while working to keep our cybersecurity risks managed.

Pinnacle's objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse its systems or information. A key part of Pinnacle's strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of its processes and practices through auditing, security assessments, and other exercises focused on evaluating effectiveness of Pinnacle's processes and programs. Pinnacle also deploys technical safeguards that are designed to protect its information systems from cybersecurity threats and incidents in a prompt and effective manner with the goal of minimizing disruptions to its business. Pinnacle has also developed and periodically updates incident response plans that provide a documented framework for responding to actual or potential cybersecurity incidents, including timely notification and escalation to the appropriate management committees and to the Risk Committee of the board and full board of directors as appropriate. These incident response plans are coordinated through the CSO and other key members of management, including the CEO.

The CISO, the CSO, our Chief Information Officer (CIO) and Chief Risk Officer collaborate in the development and implementation of the Information Technology Program. Together with our information technology staff, third-party vendors and other outside resources, information security standards and controls are implemented across all enterprise systems. The CISO and associates reporting to him monitor Pinnacle's information technology systems for threats and vulnerabilities, reporting regularly to the CIO. The CISO also recommends changes to those systems designed to protect the systems from attack and reduce cybersecurity risk.

Pinnacle's board of directors delegates authority to the Risk Committee to assist the board in carrying out certain duties related to risk oversight, including with respect to information security risk. The Risk Committee provides primary board-level oversight of our enterprise-wide risk posture and the processes established to identify, measure, and monitor our risk level, including regarding information security risk. This oversight includes reviewing and approving our risk appetite statement, including with respect to information security risk and reviewing quarterly reporting from management on monitoring of performance of Pinnacle against its risk appetite.

Pinnacle's Risk Management Committee, which is a management committee consisting of key employees of Pinnacle, including our Chief Risk Officer, Chief Executive Officer, Chief Financial Officer, CSO, Chief Credit Officer, Treasurer and Chief Compliance Officer as well as other nonvoting members including our Chief Audit Executive, oversees monitoring of the Information Technology program. Testing of the Information Technology program, including information security, is accomplished using a comprehensive program of on-going internal testing, utilizing third-party service providers to provide routine vulnerability scanning and penetration testing, and conducting targeted threat assessments with third-party consultants on an annual basis. Additionally, our Internal Audit function includes information technology, as well as information security, in its annual audit plan. In addition, in accordance with the Information Technology program, our O&A Committee assesses information security risks on a quarterly basis, or more often in response to changes in products or services that are offered, technological changes, changes in the threat landscape facing Pinnacle, including as a result of cybersecurity incidents affecting financial institutions or their third party vendors generally or any change that may materially affect our risk environment.

The O&A Committee, chaired by the CSO, is responsible for the oversight of the Information Security Advisory Team (ISAT) subcommittee, which monitors monthly operational cybersecurity reporting, threat intelligence, security project implementation, and maintenance of the information security policies and standards managed by the Company's CISO. The monthly ISAT reports are provided to the Risk Committee quarterly and describe the overall status of the Information Security activities, including, but not limited to:

- Decisions about enterprise cybersecurity risks and mitigating controls;
- Results of testing, including regular external and internal penetration testing and vulnerability scans;
- Cybersecurity Threat Intelligence;
- Security Operations Systems Performance; and
- Security breaches or violations and management's responses.

To date, no attempted cyber-attack or other attempted intrusion on Pinnacle's information technology networks has resulted in a material adverse impact on the operations or financial results of Pinnacle Financial or Pinnacle Bank. For further discussion of risks from cybersecurity threats, see the section captioned "We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on our financial condition and results of operations, as well as cause legal or reputational harm" in Item 1A. Risk Factors.

Information Security Training and Awareness

Information security awareness training is provided to all employees and bank business units at initial new hire orientation and no less often than annually thereafter and focuses on Pinnacle's overall Information Security Program, roles and responsibilities of employees during an incident and how to identify and report suspicious activity.

Third Party Risk Management (TPRM)

Management identifies, assesses, controls, monitors and reports on risks related to Pinnacle's use of third and fourth parties per applicable laws, safe and sound business practices, and related supervisory guidance, particularly that of the Interagency Guidance on Third-Party Relationships: Risk Management.

It is our policy to ensure the internal controls and financial condition of a third-party vendor are carefully evaluated prior to the allowance of such support services to begin, and as an on-going condition of continuing support of such products or services. Vendors with access to customer information or direct access to the network are carefully reviewed to ensure that appropriate controls and mechanisms are in place in an attempt to safeguard confidential information, and our contracts with such vendors include obligations on the part of the vendors to maintain the confidentiality of such information in compliance with applicable legal requirements.

ITEM 2. PROPERTIES

Currently, the Company's executive offices are located at 150 Third Ave South, Suite 900, Nashville, Tennessee but during the first quarter of 2025 the executive offices are expected to be relocated to 21 Platform Way South, Suite 2300, Nashville, Tennessee. At December 31, 2024, we conducted branch banking operations in 137 offices in nine states. These offices include both owned and leased facilities as follows:

State	Owned	Leased	Total
Tennessee	14	36	50
North Carolina	11	30	41
South Carolina	4	17	21
Virginia	3	8	11
Georgia	—	4	4
Alabama	—	4	4
Kentucky	—	2	2
Maryland	—	2	2
Florida	—	2	2
	32	105	137

ITEM 3. LEGAL PROCEEDINGS

Various legal proceedings to which Pinnacle Financial or a subsidiary of Pinnacle Financial is party arise from time to time in the normal course of business. Management does not expect the ultimate disposition of these proceedings to have a material adverse effect on Pinnacle Financial's business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Pinnacle Financial's common stock is traded on the Nasdaq Global Select Market under the symbol "PNFP" and has traded on that market since July 3, 2006. As of February 20, 2025, Pinnacle Financial had approximately 3,715 shareholders of record.

In connection with the settlement of income tax liabilities associated with the Company's equity compensation plans, Pinnacle Financial repurchased shares of its common stock during the quarter ended December 31, 2024 as follows:

Period	Total Number of Shares Repurchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2024 to October 31, 2024	6,353	$ 103.85	—	125,000,000
November 1, 2024 to November 30, 2024	152	127.49	—	125,000,000
December 1, 2024 to December 31, 2024	12	113.75	—	125,000,000
Total	6,517	$ 104.34	—	125,000,000

[1] During the quarter ended December 31, 2024, 23,663 shares of restricted stock previously awarded to certain of our associates vested. We withheld 6,517 shares to satisfy tax withholding requirements associated with their vesting.

[2] On January 16, 2024, the board of directors authorized a share repurchase program for up to $125.0 million of Pinnacle Financial's outstanding common stock. The share repurchase program is set to expire on March 31, 2025 and the Board of Directors has authorized a $125.0 million share repurchase program that will commence upon expiration of the current program. This new program will expire on March 31, 2026. Share repurchases may be made from time to time, on the open market or in privately negotiated transactions, at the discretion of the management of Pinnacle Financial, after the board of directors of Pinnacle Financial authorizes a repurchase program. The approved share repurchase program does not obligate Pinnacle Financial to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended or discontinued at any time. Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements. Pinnacle Financial did not repurchase any shares under its share repurchase program during the year ended December 31, 2024.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2024 and 2023 and our results of operations for each of the years in the three-year period ended December 31, 2024. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein, as well as the information included in Part I Item 1A "Risk Factors", and under the caption "Forward-Looking Statements".

Selected Financial Data

Set forth below is certain selected financial data related to the Company's operations for 2024, 2023 and 2022:

(dollars in thousands, except per share data)	2024	2023	2022
Total assets	$ 52,589,449	$ 47,959,883	$ 41,970,021
Loans, net of unearned income	35,485,776	32,676,091	29,041,605
Allowance for credit losses	414,494	353,055	300,665
Total securities	8,381,268	7,323,887	6,637,920
Goodwill, core deposit and other intangible assets	1,870,683	1,874,438	1,881,528
Deposits and securities sold under agreements to repurchase	43,073,236	38,749,299	35,156,148
Advances from FHLB	1,874,134	2,138,169	464,436
Subordinated debt and other borrowings	425,821	424,938	424,055
Shareholders' equity	6,431,881	6,035,788	5,519,392
Statement of Operations Data:			
Interest income	$ 2,698,098	$ 2,353,368	$ 1,373,935
Interest expense	1,332,508	1,091,250	244,642
Net interest income	1,365,590	1,262,118	1,129,293
Provision for credit losses	120,589	93,596	67,925
Net interest income after provision for credit losses	1,245,001	1,168,522	1,061,368
Noninterest income	371,178	433,253	416,124
Noninterest expense	1,034,970	887,769	779,999
Income before income taxes	581,209	714,006	697,493
Income tax expense	106,153	151,854	136,751
Net income	475,056	562,152	560,742
Preferred stock dividends	(15,192)	(15,192)	(15,192)
Net income available to common shareholders	459,864	546,960	545,550
Per Share Data:			
Earnings per share available to common shareholders – basic	$ 6.01	$ 7.20	$ 7.20
Weighted average common shares outstanding – basic	76,460,926	76,016,370	75,735,404
Earnings per share available to common shareholders – diluted	$ 5.96	$ 7.14	$ 7.17
Weighted average common shares outstanding – diluted	77,131,330	76,647,543	76,133,865
Common dividends per share	$ 0.88	$ 0.88	$ 0.88
Preferred dividends per share	$ 67.52	$ 67.52	$ 67.52
Book value per common share	$ 80.46	$ 75.80	$ 69.35
Common shares outstanding at end of period	77,242,307	76,766,674	76,454,020

(dollars in thousands, except per share data)	2024	2023	2022
Performance Ratios:			
Return on average assets	0.93 %	1.19 %	1.37 %
Return on average shareholders' equity	7.39 %	9.44 %	10.16 %
Net interest margin	3.16 %	3.18 %	3.29 %
Net interest spread	2.30 %	2.29 %	2.94 %
Noninterest income to average assets	0.75 %	0.94 %	1.05 %
Noninterest expense to average assets	2.09 %	1.94 %	1.96 %
Efficiency ratio	59.59 %	52.36 %	50.47 %
Average loan to average deposit ratio	84.64 %	83.93 %	80.35 %
Avg. interest-earning assets to avg. interest-bearing liabilities	128.90 %	133.62 %	151.73 %
Average equity to average total assets ratio	12.59 %	12.64 %	13.49 %
Common stock dividend payout ratio	14.72 %	12.26 %	12.26 %
Credit Quality Ratios:			
Allowance for credit losses to nonaccrual loans	280.40 %	429.05 %	788.81 %
Allowance for credit losses to total loans	1.17 %	1.08 %	1.04 %
Nonperforming assets to total assets	0.28 %	0.18 %	0.11 %
Nonperforming assets to total loans, other real estate and other nonperforming assets	0.42 %	0.27 %	0.16 %
Nonaccrual loans to total loans	0.42 %	0.25 %	0.13 %
Net loan charge-offs to average loans	0.23 %	0.16 %	0.10 %
Capital Ratios[1]:			
Common equity Tier 1 capital	10.80 %	10.29 %	9.96 %
Leverage	9.55 %	9.40 %	9.75 %
Tier 1 capital	11.32 %	10.83 %	10.55 %
Total capital	13.14 %	12.72 %	12.44 %

(1)   Capital ratios are for Pinnacle Financial Partners, Inc.

Overview

General. Our fully diluted net income per common share for the year ended December 31, 2024 was $5.96 compared to fully diluted net income per common share of $7.14 and $7.17 for the years ended December 31, 2023 and 2022, respectively. At December 31, 2024, loans had increased by $2.8 billion to $35.5 billion from $32.7 billion at December 31, 2023.

Results of operations. Our net interest income increased to $1.4 billion for 2024 compared to $1.3 billion for 2023 and $1.1 billion for 2022. The increase in 2024 as compared to 2023 was largely the result of organic loan growth and yield expansion in our earning asset portfolio. Partially offsetting these increases in net interest income were continued increases in cost of funds compared to the prior year's comparable periods. The increase in 2023 as compared to 2022 was also largely the result of organic loan growth and yield expansion in our earning asset portfolio. Partially offsetting the increase was the continued rising cost of funds in 2023 as a result of the elevated short-term interest rate environment, increased on-balance sheet liquidity, the competitive pressures on deposits in our markets and increased reliance on brokered deposits and other sources of non-core funding.

Net interest income in 2024, 2023, and 2022 was affected by fluctuations in our net interest margin and our net interest spread. The net interest margin (the ratio of net interest income to average earning assets) for 2024 was 3.16% compared to 3.18% and 3.29% for 2023 and 2022, respectively, and for 2024 reflects the impact of the capital optimization initiatives and balance sheet restructuring completed in the second quarter of 2024 as well as increased average earning asset balances and the intentional focus of our relationship managers on obtaining appropriate pricing on new and renewing loans and keeping our deposit pricing contained as well as the stability of our noninterest bearing deposit balances during the year.

Our provision for credit losses was $120.6 million for 2024 compared to $93.6 million in 2023 and $67.9 million in 2022. The increase in provision expense in 2024 as compared to 2023 is primarily the result of specific reserves associated with a $38 million loan which was previously identified as a problem loan that was placed on nonaccrual in the fourth quarter of 2023 and growth in the overall loan portfolio. The increase in provision expense in 2023 as compared to 2022 was the result of growth in the loan portfolio and the then continuing uncertainty in the macroeconomic environment which impacted the projected macroeconomic factors used in our CECL modeling. Also impacting provision expense in all periods was an increase in net charge-offs which were $78.3 million during 2024 compared to $48.6 million in 2023 and $26.5 million in 2022. Negatively impacting net charge-offs in 2024 was the deterioration of a non-owner occupied commercial real estate loan which resulted in a charge-off of $9.3 million in the fourth quarter of 2024, a single commercial and industrial loan which resulted in a charge-off of $9.0 million in the third quarter of 2024 and in the second quarter of 2024 the continued deterioration of the value of the underlying collateral of an owner-occupied commercial real estate loan which resulted in a charge-off of $10.3 million. Charge-offs were also elevated in 2024 as a result of increased charge-offs in certain of our credit card portfolios.

Noninterest income for 2024 compared to 2023 decreased by $62.1 million, or 14.3%, to $371.2 million from $433.3 million. The decrease in noninterest income is due primarily to the intentional repositioning of a portion of our securities portfolio with the goal of meaningfully enhancing its future performance with the sale of approximately $898.9 million of available-for-sale securities at a net loss of $71.9 million. Also negatively impacting noninterest income during 2024 when compared to 2023 was a decline in income from our equity method investment in Bankers Healthcare Group, LLC (BHG) of $22.2 million, or 26.0%, and an $83.8 million, or 97.4%, decrease in gains on the sale of fixed assets, which were $86.0 million during 2023 primarily the result of the sale-leaseback transaction which was completed in the second quarter of 2023 pursuant to which we sold 49 branch locations and agreed to individually lease these locations back for an initial term of 14.5 years. These declines were offset in part during 2024 as compared to 2023 by the recognition of a mortgage servicing asset associated with our Freddie Mac Small Business Lending (SBL) platform of approximately $11.8 million during the first quarter of 2024, the value of which was reflected in other noninterest income. Also positively impacting noninterest income were wealth management revenues of $114.5 million for the year ended December 31, 2024 compared to $92.8 million for the year ended December 31, 2023 which was the result of an increase in the number of associates in our wealth management businesses and improved stock market performance.

Noninterest income for 2023 compared to 2022 increased by $17.1 million, or 4.1%, to $433.2 million from $416.1 million. The growth in noninterest income for 2023 compared to 2022 was in large part attributable to $85.7 million in gains on the sale of fixed assets in 2023, attributable to the sale leaseback transaction noted above. Noninterest income was also positively impacted by wealth management revenues of $92.8 million for the year ended December 31, 2023 compared to $82.1 million for the same period in the prior year. These increases were in part offset by a decrease in income from our equity method investment in BHG of $60.1 million, or 41.3%, to $85.4 million for the year ended December 31, 2023. Additionally, losses on the sale of investment securities negatively impacted noninterest income by $19.7 million during the year ended December 31, 2023 compared to the same prior year period.

Noninterest expense for 2024 compared to 2023 increased $147.2 million, or 16.6%, to $1.0 billion from $887.8 million. Impacting noninterest expense for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was an increase of $89.2 million, in salaries and employee benefits. The increase in salaries and employee benefits was primarily the result of an increase in our associate base to 3,565.5 full-time equivalent associates at December 31, 2024 from 3,357.0 at December 31, 2023, as well as annual merit increases effective in January 2024 and increases in cash and equity incentive expenses due to our achievement of a payout percentage under our annual cash incentive plan in 2024 that is higher than what we paid out under our 2023 annual cash incentive plan. Noninterest expense categories, other than salaries and employee benefits, were $413.9 million during 2024 compared to $355.9 million during 2023, an increase of 16.3%, which was primarily the result of increases in equipment and occupancy costs and lending-related expenses, partially offset by a decrease in deposit-related expenses. Equipment and occupancy costs were $166.0 million during 2024 compared to $139.0 million during 2023 and were negatively impacted by the overall growth in our infrastructure, additional locations added, new technology implemented and higher levels of lease expense as a result of the execution of the sale-leaseback transaction in the second quarter of 2023. Lending-related expenses were $60.6 million during 2024 compared to $50.1 million during 2023 and were negatively impacted by the loss protection fees of $3.8 million associated with the execution of a credit default swap during the second quarter of 2024. Deposit-related expenses were $68.9 million during 2024 compared to $78.8 million during 2023. Impacting deposit-related expense during the year ended December 31, 2024 was an overall net decline of $15.5 million in FDIC assessments including a $22.3 million decrease related to FDIC special assessment expense which was originally estimated in the fourth quarter of 2023 and was revised in 2024, partially offset by a $6.8 million increase in regular FDIC assessments during 2024. The additional change in deposit-related expense is reflective of overall deposit growth. Additionally impacting 2024 were approximately $27.6 million in fees paid during the second quarter of 2024 to terminate an agreement to resell $500.0 million of securities we had previously purchased.

Noninterest expense for 2023 compared to 2022 increased by $107.8 million, or 13.8%, to $887.8 million from $780.0 million. Impacting noninterest expense for the year ended December 31, 2023 as compared to 2022 was a $21.7 million, or 4.2%, increase in salaries and employee benefits, a $29.3 million, or 26.7%, increase in equipment and occupancy expenses and a $29.0 million special assessment by the FDIC which was assessed in the fourth quarter of 2023 as a result of the bank failures which occurred in the first half of 2023. The change in salaries and employee benefits was primarily the result of an increase in our associate base to 3,357.0 full-time equivalent associates at December 31, 2023 from 3,241.5 at December 31, 2022 as well as annual merit increases awarded in the first quarter of 2023. Equipment and occupancy expenses increased during the year ended December 31, 2023 as compared to 2022 as a result of the sale leaseback transaction which was completed during the second quarter of 2023. Offsetting a portion of these increases for 2023 compared to 2022 were cash and equity incentive expense, of $86.9 million, which were $30.1 million, or 25.8%, lower in 2023 than in 2022.

During the three years ended December 31, 2024, 2023 and 2022, we recorded income tax expense of $106.2 million, $151.9 million and $136.8 million, respectively. Our effective tax rate for the years ended December 31, 2024, 2023 and 2022, was 18.3%, 21.3% and 19.6%, respectively.

Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 59.6%, 52.4%, and 50.5%, for the three years ended December 31, 2024, 2023 and 2022, respectively. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue. The efficiency ratio for the year ended December 31, 2024 compared to the same period in 2023 and in 2023 as compared to 2022 were both positively and negatively impacted by the changes to noninterest expense, net interest income and noninterest income discussed above, with increases to noninterest expense outpacing the growth in income during 2024 and 2023.

Net income for 2024 was $475.1 million compared to $562.2 million in 2023 and $560.7 million in 2022. Net income available to common shareholders for 2024 was $459.9 million compared to $547.0 million in 2023 and $545.6 million in 2022. The presentation of net income available to common shareholders (rather than net income available to shareholders) was required following the issuance of 9.0 million depositary shares, each representing a 1/40th interest in a share of our 6.75% fixed rate non-cumulative, perpetual preferred stock, Series B (Series B Preferred Stock) in the second quarter of 2020. Fully-diluted net income per common share was $5.96 for 2024 compared to $7.14 for 2023 and $7.17 for 2022. Net income in 2024 was impacted positively by organic growth and yield expansion in our earning asset portfolio and negatively impacted by higher costs of funds, losses on the sale of available-for-sale securities and increases in salaries and employee benefits, equipment and occupancy costs and a decrease in income from our equity method investment in BHG as noted above. Net income in 2023 was impacted positively by organic growth and yield expansion in our earning asset portfolio as well as gains on the sale of fixed assets as a result of the sale leaseback transaction completed in the second quarter of 2023, and negatively impacted by higher costs of funds and increases in salaries and employee benefits, equipment and occupancy costs, a decrease in income from our equity method investment in BHG and the FDIC special assessment as noted above.

Financial Condition. Our loan balances increased by $2.8 billion, or 8.6%, to $35.5 billion during 2024 as compared to 2023. The increase is primarily the result of loans made to borrowers that principally operate or are located in the markets in which we have recently entered or expanded our presence, increases in the number of relationship advisors we employ and continued focus on attracting new customers to our company. Loan growth was also positively impacted during the year ended December 31, 2024 by the continued growth of certain specialty lending groups, including franchise lending and equipment lease financing.

At December 31, 2024, our allowance for credit losses on loans was $414.5 million, or 1.17% of total loans, compared to $353.1 million, or 1.08% of total loans, at December 31, 2023. The increase in the allowance for credit losses on loans during 2024 was primarily the result of specific reserves associated with a $38 million loan which was previously identified as a problem loan that was placed on nonaccrual in the fourth quarter of 2023, an overall increase in the allowance for credit losses on loans due to growth in the portfolio year-over-year and net charge-offs of $78.3 million during 2024 compared to $48.6 million during 2023. Additionally, impacting the allowance in 2024 but with no impact to our provision expense was the allocation of approximately $14.1 million in specific reserves on $24.0 million in purchase credit deteriorated Small Business Administration (SBA) loans purchased from BHG during the fourth quarter of 2024.

Total deposits increased from $38.5 billion at December 31, 2023 to $42.8 billion at December 31, 2024, an increase of $4.3 billion, or 11.2%. Interest-bearing deposit growth during the year ended December 31, 2024 increased approximately $2.8 billion, or 24.3%, from December 31, 2023, as a result of our continued intentional focus on gathering and retaining core deposits and a shift by our customers into interest-bearing deposits to take advantage of continued elevated rates. Within our deposits, the ratio of core funding to total deposits increased from 81.7% at December 31, 2023 to 83.9% at December 31, 2024. This change is largely due to the success of our deposit gathering initiatives.

We believe we have hired experienced relationship managers that have significant client portfolios and longstanding reputations within the communities we serve. As such, we believe they will attract more relationship managers to our firm as well as loans and deposits from new and existing small-and middle-market clients particularly if the economies in our principal markets continue to expand.

Capital and Liquidity. At December 31, 2024 and 2023, our capital ratios, including our bank's capital ratios, exceeded regulatory minimum capital requirements and those necessary to be considered well-capitalized under applicable federal regulations. From time to time, we may be required to support the capital needs of our bank subsidiary. At December 31, 2024, we had approximately $235.0 million of cash at the holding company which could be used to support our bank. We believe we have various capital raising techniques available to us to provide for the capital needs of our company and bank, such as issuing subordinated debt or entering into a revolving credit facility with a financial institution. We also periodically evaluate capital markets conditions to identify opportunities to access those markets if necessary or prudent to support our capital levels.

On January 17, 2023, our board of directors authorized a share repurchase program for up to $125.0 million of our outstanding common stock. The authorization for this program remained in effect through March 31, 2024. On January 16, 2024, our board of directors authorized a share repurchase program for up to $125.0 million of our common stock which commenced upon the expiration of the share repurchase program that expired on March 31, 2024. This authorization is to remain in effect through March 31, 2025. We did not repurchase any shares under either share repurchase program during the years ended December 31, 2023 or 2024, respectively. On January 21, 2025, our board of directors authorized a share repurchase program for up to $125.0 million of our common stock to commence upon expiration of our existing share repurchase program that is set to expire on March 31, 2025. This authorization is to remain in effect through March 31, 2026.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for credit losses and the assessment of impairment of goodwill, has been critical to the determination of our financial position and results of operations.

Allowance for Credit Losses - Loans - The allowance for credit losses on loans is estimated under the CECL methodology set forth in FASB ASC 326. The allowance for credit losses on loans reflects management's estimate of the amount of credit losses expected to be recognized over the remaining life of the loans in our portfolio. This evaluation requires significant management judgment and is based upon relevant available information related to historical default and loss experience, current and projected economic conditions, and other portfolio-specific and environmental risk factors. Losses are predicted over a reasonable and supportable forecast period, and at the end of the reasonable and supportable period losses revert to long term historical averages. The allowance for credit losses on loans is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis. There are factors beyond our control, such as changes in projected economic conditions, real estate markets or particular industry conditions which may materially impact asset quality and the adequacy of the allowance for credit losses on loans and thus the resulting provision for credit losses. The allowance is adjusted through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off. See "Allowance for Credit Losses on Loans" elsewhere within this section as well as Note 1. Summary of Significant Accounting Policies and Note 5. Loans and Allowance for Credit Losses in the notes to consolidated financial statements included in Item 8. Financial Statements of this Annual Report on Form 10-K for additional information related to the allowance for credit losses on loans.

Impairment of Goodwill - Goodwill is evaluated for impairment annually and more frequently if events and circumstances indicate that the asset might be impaired as described in ASC 350. Currently, our annual assessment date is September 30. Accordingly, we performed a qualitative assessment by examining changes in macroeconomic conditions, industry and market conditions, overall financial performance, cost factors and other relevant entity-specific events, including changes in the share price of our common stock. While we believe that the assumptions utilized in our testing are appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically bank stocks; performance of Southeast U.S. banks; and our performance relative to peers. Changes in these assumptions, or any other key assumptions, could have a material impact on our qualitative assessment, resulting in the decision to perform additional procedures to identify and determine the amount of goodwill impairment, if any. Should it be determined in a future period that goodwill has become impaired, then a charge to earnings would be recorded in the period such determination is made. See Note 1. Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements of this Annual Report on Form 10-K for additional information related to goodwill.

Results of Operations

The following is a summary of certain financial information as of or for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands, except per share data):

	Years ended December 31, 2024	Years ended December 31, 2023	2024- 2023 Percent Increase (Decrease)	Year ended December 31, 2022	2023 - 2022 Percent Increase (Decrease)
Income Statement:					
Interest income	$ 2,698,098	$ 2,353,368	14.7 %	$ 1,373,935	71.3 %
Interest expense	1,332,508	1,091,250	22.1 %	244,642	>100%
Net interest income	1,365,590	1,262,118	8.2 %	1,129,293	11.8 %
Provision for credit losses	120,589	93,596	28.8 %	67,925	37.8 %
Net interest income after provision for credit losses	1,245,001	1,168,522	6.5 %	1,061,368	10.1 %
Noninterest income	371,178	433,253	(14.3)%	416,124	4.1 %
Noninterest expense	1,034,970	887,769	16.6 %	779,999	13.8 %
Net income before income taxes	581,209	714,006	(18.6)%	697,493	2.4 %
Income tax expense	106,153	151,854	(30.1)%	136,751	11.0 %
Net income	475,056	562,152	(15.5)%	560,742	0.3 %
Preferred stock dividends	(15,192)	(15,192)	— %	(15,192)	— %
Net income available to common shareholders	$ 459,864	$ 546,960	(15.9)%	$ 545,550	0.3 %
Per Share Data:					
Basic net income per common share	$ 6.01	$ 7.20	(16.5)%	$ 7.20	— %
Diluted net income per common share	$ 5.96	$ 7.14	(16.5)%	$ 7.17	(0.4)%
Performance Ratios:					
Return on average assets [1]	0.93 %	1.19 %	(21.9)%	1.37 %	(13.1)%
Return on average shareholders' equity [2]	7.39 %	9.44 %	(21.7)%	10.16 %	(7.1)%
Return on average common shareholders' equity [3]	7.66 %	9.81 %	(21.9)%	10.58 %	(7.3)%
Balance Sheet:					
Loans, net of allowance for credit losses	$ 35,071,282	$ 32,323,036	8.5 %	$ 28,740,940	12.5 %
Deposits	$ 42,842,992	$ 38,539,810	11.2 %	$ 34,961,238	10.2 %

(1) Return on average assets is the result of net income available to common shareholders for the reported period, divided by average assets for the period.
(2) Return on average shareholders' equity is the result of net income available to common shareholders for the reported period, divided by average shareholders' equity for the period.
(3) Return on average common shareholders' equity is the result of net income available to common shareholders for the reported period, divided by average common shareholders' equity for the period.

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our revenues. For the year ended December 31, 2024, we recorded net interest income of approximately $1.4 billion, which resulted in a net interest margin of 3.16%. For the year ended December 31, 2023, we recorded net interest income of approximately $1.3 billion, which resulted in a net interest margin of 3.18%. For the year ended December 31, 2022, we recorded net interest income of approximately $1.1 billion, which resulted in a net interest margin of 3.29%. The increase in net interest income in 2024 as compared to 2023 was largely the result of organic loan growth and yield expansion in our earning asset portfolio, partially offset by continued increases in cost of funds compared to 2023 due to the continued elevated short-term interest rate environment and the competitive rate environment for deposits in our markets. The increase in net interest income in 2023 as compared to 2022 was largely the result of organic loan growth and yield expansion in our earning asset portfolio offset, in part, by rising costs of funds in 2023.

The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions, through changes to the federal funds rate. Our loan portfolio is affected by changes in the prime interest rate. During 2024, the prime rate decreased 100 basis points to 7.5% at December 31, 2024 while during 2023, the prime rate increased 100 basis points to 8.50% at December 31, 2023. Our loan portfolio is also impacted by changes in SOFR. At December 31, 2024, the one-month and three-month U.S. dollar SOFR rates were 4.33% and 4.31%, respectively. At December 31, 2023, the one-month and three-month U.S. dollar SOFR rates were 5.34% and 5.36%, respectively.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2024 (in thousands):

	2024			2023			2022		
	Average Balances	Interest	Rates/ Yields	Average Balances	Interest	Rates/ Yields	Average Balances	Interest	Rates/ Yields
Interest-earning assets:									
Loans [1][2]	$ 33,908,775	$2,221,063	6.64 %	$ 31,112,968	$1,950,365	6.36 %	$ 26,182,102	$1,182,492	4.62 %
Securities:									
Taxable	4,487,037	220,666	4.92 %	3,562,527	140,308	3.94 %	3,405,346	67,063	1.97 %
Tax-exempt [2]	3,284,099	97,779	3.55 %	3,252,030	97,625	3.58 %	3,013,505	81,522	3.26 %
Interest-bearing due from banks	2,533,184	132,199	5.22 %	2,611,506	140,036	5.36 %	1,815,251	23,206	1.28 %
Securities purchased under agreements to resell	285,356	10,669	3.74 %	508,190	13,176	2.59 %	1,010,443	14,106	1.40 %
Federal funds sold	—	—	— %	—	—	— %	—	—	— %
Other	254,731	15,722	6.17 %	227,147	11,858	5.22 %	181,824	5,546	3.05 %
Total interest-earning assets	44,753,182	2,698,098	6.14 %	41,274,368	2,353,368	5.82 %	35,608,471	1,373,935	3.98 %
Nonearning assets:									
Intangible assets	1,871,723			1,878,204			1,877,870		
Other nonearning assets	2,821,948			2,696,900			2,324,564		
Total assets	$ 49,446,853			$ 45,849,472			$ 39,810,905		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	12,309,946	465,862	3.78 %	9,565,965	333,631	3.49 %	6,737,026	63,549	0.94 %
Savings and money market	14,928,631	530,100	3.55 %	14,162,523	473,327	3.34 %	12,695,974	112,218	0.88 %
Time deposits	4,720,595	207,493	4.40 %	4,606,756	176,160	3.82 %	2,478,629	28,352	1.14 %
Total interest-bearing deposits	31,959,172	1,203,455	3.77 %	28,335,244	983,118	3.47 %	21,911,629	204,119	0.93 %
Securities sold under agreements to repurchase	219,451	5,392	2.46 %	192,132	3,744	1.95 %	203,082	794	0.39 %
Federal Home Loan Bank advances	2,113,947	96,602	4.57 %	1,935,204	80,958	4.18 %	923,964	20,848	2.26 %
Subordinated debt and other borrowings	427,604	27,059	6.33 %	426,784	23,430	5.49 %	429,169	18,881	4.40 %
Total interest-bearing liabilities	34,720,174	1,332,508	3.84 %	30,889,364	1,091,250	3.53 %	23,467,844	244,642	1.04 %
Noninterest-bearing deposits	8,103,652	—	— %	8,736,843	—	— %	10,674,249	—	— %
Total deposits and interest- bearing liabilities	42,823,826	1,332,508	3.11 %	39,626,207	1,091,250	2.75 %	34,142,093	244,642	0.72 %
Other liabilities	399,183			428,348			297,409		
Total liabilities	43,223,009			40,054,555			34,439,502		
Shareholders' equity	6,223,844			5,794,917			5,371,403		
Total liabilities and shareholders' equity	$ 49,446,853			$ 45,849,472			$ 39,810,905		
Net interest income		$1,365,590			$1,262,118			$1,129,293	
Net interest spread [3]			2.30 %			2.29 %			2.94 %
Net interest margin [4]			3.16 %			3.18 %			3.29 %

[1] Average balances of nonperforming loans, consumer loans held-for-sale and commercial loans held-for-sale are included in average loan balances.

[2] Yields computed on tax-exempt instruments on a tax equivalent basis and include $47.7 million, $48.5 million and $43.0 million of taxable equivalent income for the years ended December 31, 2024, 2023 and 2022, respectively. The tax-exempt benefit has been reduced by the projected impact of tax-exempt income that will be disallowed pursuant to IRS Regulations as of and for the then current period presented.

[3] Yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the year ended December 31, 2024 would have been 3.02% compared to a net interest spread for the years ended December 31, 2023 and 2022 of 3.07% and 3.26%, respectively.

[4] Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period.

For the year ended December 31, 2024, our net interest spread was 2.30%, while the net interest margin was 3.16% compared to a net interest spread of 2.29% for the year ended December 31, 2023 and 2.94% for the year ended December 31, 2022, and a net interest margin of 3.18% and 3.29%, respectively. The compression in our net interest margin during 2024 when compared to 2023 reflects the rise in cost of funds due to the continued elevated short-term interest rate environment and the competitive rate environments for deposits in our markets. The prior inversion of the yield curve, where short term interest rates rise above intermediate and long-term rates and which began easing in the third quarter of 2024 and reversed in September 2024, has also resulted in asset yields increasing at a slower pace than the cost of funds during 2024 relative to 2023. During the year ended December 31, 2024, our earning asset yield increased by 32 basis points and 216 basis points from the years ended December 31, 2023 and 2022, respectively, while total funding rates increased by 36 basis points and 239 basis point compared to the years ended December 31, 2023 and 2022, respectively. Our net interest margin for the year ended December 31, 2023 reflected the elevated short-term interest rate environment as well as the competitive rate environments for loans and deposits in our markets and the impact of the increased on-balance sheet liquidity we intentionally acquired in the first half of 2023 as a response to the then current macroeconomic environment and the failures of multiple high-profile financial institutions.

We seek to fund increased loan volumes by growing our core deposits, but, subject to internal policy limits on the amount of wholesale funding we may maintain, will utilize wholesale funding to fund shortfalls, if any, or provide additional liquidity. To the extent that our dependence on wholesale funding sources increases, as was the case in 2023, our net interest margin would likely be negatively impacted as we may not be able to reduce the rates we pay on these deposits as quickly as we can on core deposits as rates decline.

We continue to deploy various asset liability management strategies to manage our risk to interest rate fluctuations. During 2024, the Federal Reserve lowered short-term interest rates by 100 basis points. Our 'most likely' forecast for short-term rates through 2025 at the time of our most recent ALCO meeting was mostly consistent with the federal funds futures market's expectations for rate movements at that time but there is uncertainty in the interest rate futures markets. Thus far in 2025, the Federal Reserve has not reduced short-term interest rates.

Rate and Volume Analysis. Net interest income increased by $103.5 million between the years ended December 31, 2024 and 2023 and by $132.8 million between the years ended December 31, 2023 and 2022. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (in thousands):

	2024 Compared to 2023 Increase (decrease) due to			2023 Compared to 2022 Increase (decrease) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans	$ 90,031	$ 180,667	$ 270,698	$ 500,278	$ 267,595	$ 767,873
Securities:						
Taxable	39,691	40,667	80,358	68,649	4,596	73,245
Tax-exempt	(985)	1,139	154	9,011	7,092	16,103
Interest-bearing due from banks	(3,647)	(4,190)	(7,837)	92,988	23,842	116,830
Securities purchased under agreements to resell	3,337	(5,844)	(2,507)	11,094	(12,024)	(930)
Other	2,296	1,568	3,864	4,480	1,832	6,312
Total interest-earning assets	130,723	214,007	344,730	686,500	292,933	979,433
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	32,252	99,979	132,231	213,128	56,954	270,082
Savings and money market	30,472	26,301	56,773	331,200	29,909	361,109
Time deposits	26,852	4,481	31,333	101,827	45,981	147,808
Total deposits	89,576	130,761	220,337	646,155	132,844	778,999
Securities sold under agreements to repurchase	1,051	597	1,648	3,083	(133)	2,950
Federal Home Loan Bank advances	7,866	7,778	15,644	29,389	30,721	60,110
Subordinated debt and other borrowings	3,584	45	3,629	4,666	(117)	4,549
Total interest-bearing liabilities	102,077	139,181	241,258	683,293	163,315	846,608
Net interest income	$ 28,646	$ 74,826	$ 103,472	$ 3,207	$ 129,618	$ 132,825

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume.

Provision for Credit Losses. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses. The provision for credit losses amounted to $120.6 million, $93.6 million and $67.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Provision expense is impacted by organic loan growth in our loan portfolio, our internal assessment of the credit quality of the loan portfolio, recent historical and projected future economic conditions and net charge-offs. The increase in provision expense during 2024 as compared to 2023 is primarily the result of specific reserves associated with a $38 million loan which was previously identified as a problem loan that was placed on nonaccrual in the fourth quarter of 2023 and a $29.7 million increase in net charge-offs in 2024 when compared to 2023, as well as continued loan growth. The increase in 2023 as compared to 2022 was due to growth in the loan portfolio and the uncertain and challenging economic environment which negatively impacts the projected macroeconomic factors used in our CECL modeling. Also contributing to the provision expense in 2023 when compared to 2022 was an increase in net charge-offs, which totaled $48.6 million and $26.5 million, respectively.

Our allowance for credit losses on loans reflects an amount deemed appropriate to adequately cover all expected future losses in the loan portfolio as of the date the allowance is determined based on our allowance for credit losses assessment methodology. At December 31, 2024, our allowance for credit losses on loans as a percentage of total loans was 1.17%, an increase from 1.08% at December 31, 2023. The increase in the allowance for credit losses on loans during 2024 was primarily the result of specific reserves associated with a $38 million loan which was previously identified as a problem loan that was placed on nonaccrual in the fourth quarter of 2023, an overall increase in the allowance for credit losses on loans due to growth in the portfolio year-over-year and net charge-offs of $78.3 million during 2024 compared to $48.6 million during 2023. Additionally, impacting the allowance but with no impact to provision expense was the allocation of approximately $14.1 million in specific reserves on $24.0 million in purchase credit deteriorated SBA loans purchased from BHG during the fourth quarter of 2024 to facilitate BHG's exit from the SBA lending program.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between annual periods. Service charges on deposit accounts and other noninterest income generally reflect our growth, while investment services, fees from the origination of mortgage loans, swap fees and gains or losses on the sale of securities will often reflect market conditions and fluctuate from period to period.

The following is our noninterest income for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Years ended December 31,		2024 - 2023 Percent Increase (Decrease)	Year ended December 31,	2023 - 2022 Percent Increase (Decrease)
	2024	2023		2022	
Noninterest income:					
Service charges on deposit accounts	$ 59,394	$ 49,223	20.7 %	$ 44,675	10.2 %
Investment services	67,572	52,432	28.9 %	46,441	12.9 %
Insurance sales commissions	13,753	13,670	0.6 %	12,186	12.2 %
Gains on mortgage loans sold, net	11,136	6,511	71.0 %	7,268	(10.4)%
Investment gains (losses) on sales, net	(71,854)	(19,674)	(>100%)	156	(>100%)
Trust fees	33,219	26,683	24.5 %	23,511	13.5 %
Income from equity method investment	63,172	85,402	(26.0)%	145,466	(41.3)%
Gain on sale of fixed assets	2,258	86,048	(97.4)%	457	>100%
Other noninterest income:					
Interchange and other consumer fees	77,893	69,709	11.7 %	68,022	2.5 %
Bank-owned life insurance	39,700	15,797	>100.0%	21,033	(24.9)%
Loan swap fees	7,750	7,851	(1.3)%	5,812	35.1 %
SBA loan sales	5,745	3,983	44.2 %	7,036	(43.4)%
Income from other equity investments	17,112	8,732	96.0 %	10,605	(17.7)%
Other noninterest income	44,328	26,886	64.9 %	23,456	14.6 %
Total other noninterest income	192,528	132,958	44.8 %	135,964	(2.2)%
Total noninterest income	$ 371,178	$ 433,253	(14.3)%	$ 416,124	4.1 %

Our fee categories of wealth management and service charges on deposit accounts, including interchange and other consumer fees, reflect strong revenue growth. The increase in service charges on deposit accounts in 2024 compared to 2023 and 2023 compared to 2022 is primarily attributable to revenues from commercial deposit accounts, including analysis fee revenue, as well as increased consumer check card fees reflective of growth in our deposit accounts and the economic strength of our markets.

Income from our wealth management groups (investments, insurance and trust) is also included in noninterest income. Commissions and fees from investment services at our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle Bank, and fees from our wealth advisory group, PNFP Capital Markets, Inc., were $67.6 million for the year ended December 31, 2024, compared to $52.4 million during 2023 and $46.4 million during 2022, reflecting increases in brokerage assets. At December 31, 2024, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $13.1 billion in brokerage assets compared to $9.8 billion and $8.0 billion at December 31, 2023 and 2022, respectively. Revenues from the sale of insurance products by our insurance agency subsidiaries were approximately $13.8 million during 2024 compared to $13.7 million and $12.2 million during

2023 and 2022, respectively. Additionally, at December 31, 2024, our trust department was receiving fees on approximately $7.1 billion and $3.7 billion of managed and custodied assets, respectively, compared to approximately $5.5 billion and $2.4 billion at December 31, 2023 and $4.6 billion and $2.0 billion at December 31, 2022. We believe the improvement in the results of our wealth management businesses in 2024 compared to 2023 and 2023 compared to 2022 is primarily the result of an increase in the number of wealth management advisors, a significant percentage of whom are located in our newer markets and the strong performance of the broader market in 2024 and 2023.

Gains on mortgage loans sold, net, consists of fees from the origination and sale of mortgage loans. These mortgage fees are for loans primarily originated in our current markets that are subsequently sold to third-party investors. Substantially all of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising and elevated interest rate environments and more challenging housing markets. Mortgage origination fees will fluctuate from period to period as the rate environment changes. Gains on mortgage loans sold, net, were $11.1 million, $6.5 million and $7.3 million, respectively, for the years ended December 31, 2024, 2023 and 2022. Similar to wealth management, the increase in 2024 compared to 2023 in mortgage fee income was primarily attributable to an increase in the number of mortgage bankers, a significant percentage of whom are located in our newer markets. The decrease in 2023 compared to 2022 was the direct result of the increased rate environment negatively impacting both refinancing and new purchase originations. We hedge a portion of our mortgage pipeline as part of a mandatory delivery program whereby the hedge protects against changes in the fair value of the pipeline. The hedge is not designated as a hedge for GAAP purposes and, as such, changes in its fair value are recorded directly through the income statement. The change in the fair value of the outstanding mortgage pipeline at the end of any reporting period will directly impact the amount of gain recorded for mortgage loans held for sale during that reporting period. At December 31, 2024, the mortgage pipeline included $56.3 million in loans expected to close in 2025 compared to $50.7 million in loans at December 31, 2023 expected to close in 2024.

Investment gains and losses on sales, net, represent the net gains and losses on sales of investment securities in our available-for-sale securities portfolio during the periods noted. For the year ended December 31, 2024, investment gains (losses) on sales, net, represent a $71.9 million net pre-tax loss we recognized upon the sale of $898.9 million of investment securities compared to a $19.7 million net pre-tax loss we recognized upon the sale of $312.6 million of investment securities in 2023, compared to a $156,000 net pre-tax gain we recognized upon the sale of $29.5 million of investment securities in 2022. During 2024 and 2023, we restructured a portion of our investment securities portfolio in an effort to enhance future earnings potential. For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, we assess whether or not we intend to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because we currently do not intend to sell those available-for-sale securities that have an unrealized loss at December 31, 2024, and it is not more-likely-than-not that we will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, we have determined that no write-down is necessary.

Gains on the sale of fixed assets were $2.3 million, $86.0 million and $457,000, respectively, for the years ended December 31, 2024, 2023 and 2022, respectively. The decrease in gains on the sale of fixed assets in 2024 as compared to 2023 and increase in 2023 as compared to 2022 was primarily the result of the sale-leaseback transaction which was completed in the second quarter of 2023 and included the sale of 49 properties for which Pinnacle Bank has separately leased each of those properties for an initial term of 14.5 years, with two five (5) year renewal options that may be exercised to extend the term of any of the leases. The pre-tax, net gain recorded associated with the sale of these 49 properties was $85.7 million, after deducting transaction-related expenses.

Income from equity-method investment. Income from equity-method investment is comprised solely of income from our 49% equity-method investment in BHG. Prior to September 30, 2022, we held a portion of this investment at Pinnacle Financial and a portion at Pinnacle Bank. Effective September 30, 2022, Pinnacle Financial contributed 100% of the equity interests of BHG owned by it to Pinnacle Bank. BHG is engaged in the origination of commercial and consumer loans largely to healthcare providers and other skilled professionals throughout the United States. The loans originated by BHG are either financed by secured borrowings or sold to independent financial institutions and investors.

Income from this equity-method investment was $63.2 million for the year ended December 31, 2024 compared to $85.4 million and $145.5 million for the years ended December 31, 2023 and 2022, respectively. As more fully described below, the decrease in income from BHG in 2024 as compared to 2023 and 2023 as compared to 2022 is largely the result of an increase in the liability for estimated future inherent losses for the outstanding core portfolio of loans sold to banks through BHG's auction platform that may be subject to future substitution due to payment default or prepayment. In 2019, BHG began retaining more loans on its balance sheet. For much of its history, BHG has sold the majority of the loans it originates to a network of bank purchasers through a combination of online auctions, direct sales and its direct purchase option. BHG's decision to sell loans through its auction platform (or, recently, directly to institutional investors) or retain loans on its balance sheet will be impacted by a variety of factors, including interest rates as well as demand levels from the community bank network of buyers and institutional buyers to whom BHG markets these loans. In a rising or elevated rate environment, it may choose to sell more loans through its auction platform if the cost of financing loans on its balance sheet is not as attractive as a sale, either directly to asset managers or through its auction platform, while in a falling or lower rate environment it may choose to retain more loans on its balance sheet if funding alternatives for doing so are attractive. During the years ended December 31, 2024 and 2023, BHG sold loans totaling approximately $806 million and $950 million, respectively, directly to asset managers. Since 2020, BHG has completed nine securitizations totaling $2.9 billion, with the latest securitization of approximately $300 million having been completed in the first quarter of 2024. BHG also entered into funding facilities in the fourth quarter of 2022, first quarter of 2023 and third quarter of 2024 including facilities with U.S. asset managers with outstanding balances of $455 million and $506 million at December 31, 2024 and December 31, 2023, respectively, and an annualized interest rate at December 31, 2024 of approximately 7.65%. These facilities, which are secured by loans on BHG's balance sheet, represent incremental funding sources to BHG. We anticipate that BHG will complete additional securitizations in the future or otherwise establish other borrowing facilities to facilitate the retention of additional loans on BHG's balance sheet. Additionally, during 2023, BHG recorded several expenses related to the write down of a building that BHG anticipates selling as well as certain software assets and other items that were related to business lines that BHG has elected to exit. These charges amounted to approximately $11.7 million during 2023.

Income from equity-method investment is recorded net of amortization expense associated with customer lists and other intangible assets of $237,000, $349,000 and $512,000 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, there were $5.7 million of these intangible assets that are expected to be amortized in lesser amounts over the next 11 years. Also included in income from equity-method investment is accretion income associated with the fair value of certain of BHG's liabilities of $139,000, $225,000 and $718,000 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, there were $100,000 of these liabilities that are expected to be accreted into income in lesser amounts over the next two years.

During the year ended December 31, 2024, Pinnacle Bank received dividends from BHG of $71.7 million, compared to $36.7 million during the year ended December 31, 2023 and $63.1 million received by Pinnacle Bank and Pinnacle Financial in the aggregate during the year ended December 31, 2022, respectively. Dividends from BHG during such periods reduced the carrying amount of our investment in BHG, while earnings from BHG during such periods increased the carrying amount of our investment in BHG. Profits from intercompany transactions are eliminated. Our proportionate share of earnings from BHG is included in our consolidated tax return. BHG partners with third party lenders, including Pinnacle Bank, to facilitate loan originations as part of BHG's alternative financing portfolio, whereby BHG acts as the marketing firm and refers loans to the third party lenders for funding. The third party lenders receive a fee for each loan funded and subsequently sold to BHG. These loans are ultimately sold through BHG's network of clients, which includes Pinnacle Bank, or retained on BHG's balance sheet. During the years ended December 31, 2024, 2023 and 2022, respectively, BHG purchased $1.8 billion, $1.4 billion and $1.0 billion, respectively, of loans originated by Pinnacle Bank as part of this program. Pinnacle Bank also purchases loans from BHG at par pursuant to BHG's joint venture loan program whereby BHG and Pinnacle Bank share proportionately in the credit risk of the acquired loans based on the rate on the loan and the rate of the purchase. During the years ended December 31, 2024 and 2023, Pinnacle Bank purchased no joint venture loans from BHG. During the year ended December 31, 2022, Pinnacle Bank purchased $125.6 million of joint venture loans from BHG. The yield on this portfolio to Pinnacle Bank is anticipated to be between 4.50% and 6.00% per annum. At December 31, 2024 and 2023, there were $161.7 million and $263.0 million, respectively, of BHG joint venture program loans held by Pinnacle Bank. In addition, during the year ended December 31, 2024, Pinnacle Bank purchased $24.0 million in SBA loans from BHG for $10.0 million to facilitate BHG's exit from the SBA lending program. Pinnacle Bank assigned $14.1 million in reserves for these loans in its allowance for credit losses at the time of purchase as these loans were considered purchased credit deteriorated loans.

As our ownership interest in BHG is 49% and our representatives do not occupy a majority of the seats on BHG's board of managers, we do not consolidate BHG's results of operations or financial position into our financial statements but record the net result of BHG's activities at our percentage ownership in income from equity-method investment in noninterest income. For the year ended December 31, 2024, BHG reported $931.9 million in gross revenues, net of substitution and prepayment losses of $403.4 million, compared to $1.2 billion and $1.1 billion in gross revenues, respectively, for the years ended December 31, 2023 and 2022, net of substitution and prepayment losses of $251.5 million and $204.4 million, respectively. Earnings from BHG are likely to fluctuate from period-to-period. Approximately $345.4 million, or 37.1%, of BHG's revenues for the year ended December 31, 2024 related to gains on the sale of commercial and consumer loans compared to $540.3 million, or 46.0%, for the year ended December 31, 2023 and $640.7 million, or 57.7%, for the year ended December 31, 2022. These loans have typically been sold by BHG with no recourse to a network of community banks and other financial institutions at a premium to the par value of the loan, although the purchaser may access a BHG cash reserve account of up to 3% of the loan balance to support loan payments. BHG retains no servicing or other responsibilities related to the loan once sold. As a result, this gain on sale premium represents BHG's compensation for absorbing the costs to originate the loan as well as marketing expenses associated with maintaining its business model. During the years ended 2024, 2023 and 2022, BHG sold loans to its network of community banks and other financial institutions totaling $3.3 billion, $4.0 billion and $3.9 billion, respectively. At December 31, 2024 and 2023, there were $7.5 billion and $6.6 billion, respectively, of these loans previously sold by BHG that were being actively serviced by the purchasing banks. BHG, at its sole option, may also provide purchasers of these loans the ability to substitute the acquired loan with another more recently-issued BHG loan should the previously-acquired loan become at least 90-days past due as to its monthly payments or the borrower prepays the loan. As a result, BHG maintained a liability as of December 31, 2024 and 2023 of $530.5 million and $356.6 million, respectively, that represents an estimate of the future losses for the outstanding previously sold loan portfolio that may be subject to future substitution due to payment default or prepayment. This liability represents 7.1% and 5.4%, respectively, of loans previously sold by BHG that remain outstanding as of December 31, 2024 and 2023, respectively. The change in this liability for the year ended December 31, 2024 compared to the year ended December 31, 2023 was principally the result of an increase in the amount of loans sold by BHG to financial institutions that remain outstanding, BHG's historical loss experience with these loans and changes in BHG management's estimate of future substitution losses due to economic uncertainty.

In addition to these loans that BHG sells into its auction market, at December 31, 2024, BHG reported balance sheet loans totaling $3.1 billion compared to $3.7 billion as of December 31, 2023. The decrease in BHG's loans held on the balance sheet at December 31, 2024 compared to December 31, 2023 is primarily due to strong demand from purchasers in its community bank network of buyers which has led BHG to prioritize loan sales over retaining the loans. A portion of these loans do not qualify for sale accounting and accordingly an offsetting secured borrowing liability has been recorded. At December 31, 2024 and 2023, BHG had $2.1 billion and $2.8 billion, respectively, of secured borrowings associated with loans held for investment. At December 31, 2024 and 2023, BHG reported an allowance for credit losses totaling $240.3 million and $302.6 million, respectively, with respect to the loans on its balance sheet. The decrease in allowance for credit losses for the year ended December 31, 2024 compared to the year ended December 31, 2023 was principally the result of prioritizing loan sales over retaining loans. BHG adopted CECL on October 1, 2023. Upon adoption of CECL, BHG's balance for the allowance for credit losses increased by $95.2 million through retained earnings. Pinnacle Bank recorded its proportionate share of the impact of BHG's CECL adoption by recording a $35.0 million entry to reduce retained earnings, net of deferred taxes, with corresponding entries to the equity method investment in BHG and deferred taxes. Prior to October 1, 2023, BHG recorded its allowance for loan losses under the incurred loss method. Interest income and fees associated with these on-balance sheet loans amounted to $521.2 million, $576.0 million and $431.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Pinnacle Bank has a participating interest in a $675.0 million revolving line of credit for the benefit of BHG in the amount of $150.0 million. At December 31, 2024, there was $82.8 million in outstanding balance on the line related to Pinnacle Bank's interest in the line. The line accrues interest at SOFR plus 200 basis points and is secured by all assets of BHG. The credit agreement contains covenants requiring BHG to maintain certain financial ratios and satisfy certain other affirmative and negative covenants. At December 31, 2024, neither BHG nor the originating bank had represented to Pinnacle Bank that BHG was not in compliance, in all material respects, with these covenants. During the year ended December 31, 2024, BHG entered into a new revolving line of credit with Pinnacle Bank in the amount of $50.0 million with no outstanding balance at December 31, 2024. The line accrues interest at SOFR plus 300 basis points and is unsecured. The credit agreement related to this line of credit contains covenants requiring BHG to maintain certain financial ratios and satisfy certain other affirmative and negative covenants. At December 31, 2024, BHG had not represented to Pinnacle Bank that BHG was not in compliance, in all material respects, with these covenants.

Included in other noninterest income are interchange and other consumer fees, gains from bank-owned life insurance, swap fees earned for the facilitation of derivative transactions for our clients, SBA loan sales, gains or losses on other equity investments and other noninterest income items. Interchange revenues increased 11.7% during the year ended December 31, 2024 as compared to the same period in 2023 and increased 2.5% during the year ended December 31, 2023 as compared to the same period in 2022, in each period due primarily to increased commercial and merchant card volumes. Other noninterest income also included changes in the cash surrender value of BOLI which was $39.7 million for the year ended December 31, 2024 compared to $15.8 million and $21.0 million for the years ended December 31, 2023 and 2022, respectively. The assets that support these policies are administered by the life insurance carriers and the income we recognize (i.e., increases or decreases in the cash surrender value of the policies) on these policies is dependent upon the crediting rates applied by the insurance carriers, which are subject to change at the discretion of the carriers, subject to any applicable floors. Earnings on these policies generally are not taxable. During the fourth quarter of 2023, we restructured approximately $740.0 million of bank owned life insurance contracts held by various insurance carriers, and in connection therewith incurred approximately $7.2 million in restructuring charges and surrender penalties and $9.1 million in income taxes and penalties. The restructuring, as anticipated, increased yields of the underlying insurance contracts and the resulting income is reflected in 2024. During 2022, we purchased an additional $100 million of bank owned life insurance which increased the cash surrender value of our BOLI policies. Loan swap fees were relatively flat during the year ended December 31, 2024 when compared to 2023 and increased by $2.0 million during the year ended December 31, 2023 as compared to the same period in 2022. The increase in 2023 as compared to 2022 is due primarily to a change in the volume of activity resulting from the then current interest rate environment. SBA loan sales are also included in other noninterest income and fluctuate based on the current market conditions which is reflected in the increase in such sales in 2024 as compared to 2023 and decrease in 2023 as compared to 2022. Additionally, the carrying values of other equity investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through financial reports provided by the portfolio managers of the investment. Income related to these investments increased $8.4 million during 2024 to $17.1 million when compared to 2023 and decreased $1.9 million during 2023 to $8.7 million when compared to 2022.The increase in 2024 as compared to 2023 is primarily the result of earnings from solar equity investments during 2024. The decrease in 2023 as compared to 2022 is the result of certain of our venture fund investments experiencing increased valuations in their underlying portfolios during the year ended December 31, 2023, but at lower amounts than those experienced during the same period in 2022. The other components of other noninterest income increased $17.4 million in 2024 when compared to 2023 and $3.4

million in 2023 when compared to 2022. The change in 2024 as compared to 2023 is primarily the result of recognition during the first quarter of 2024 of an $11.8 million mortgage servicing right associated with our Freddie Mac SBL platform. The change in 2023 compared to 2022 is in part due to a $4.8 million gain on a life insurance claim, $1.1 million in gains on the sale of other assets and a $1.2 million increase in miscellaneous other income offset in part by the absence in 2023 of the $5.5 million gain on remeasurement of our previously held equity investment in JB&B recorded in 2022, resulting from our bank subsidiary's acquisition on March 1, 2022 of the 80% equity interests of JB&B it did not previously own.

Noninterest Expense. The following is our noninterest expense for the years ended December 31, 2024, 2023, and 2022 (in thousands):

| | | Years ended December 31, | | 2024 - 2023 Percent Increase (Decrease) | Year ended December 31, | 2023 - 2022 Percent Increase (Decrease) |
		2024	2023		2022	
Noninterest expense:						
Salaries and employee benefits:						
Salaries	$	372,004	$ 333,701	11.5 %	$ 293,167	13.8 %
Commissions		34,821	27,550	26.4 %	24,840	10.9 %
Cash and equity incentives		122,306	86,858	40.8 %	116,984	(25.8)%
Employee benefits and other		91,900	83,719	9.8 %	75,184	11.4 %
Total salaries and employee benefits		621,031	531,828	16.8 %	510,175	4.2 %
Equipment and occupancy		166,002	138,980	19.4 %	109,672	26.7 %
Other real estate expense, net		220	315	(30.2)%	280	12.5 %
Marketing and business development		26,668	23,914	11.5 %	21,073	13.5 %
Postage and supplies		12,049	11,143	8.1 %	10,168	9.6 %
Amortization of intangibles		6,254	7,090	(11.8)%	7,810	(9.2)%
Other noninterest expense:						
Deposit related expenses		68,901	78,757	(12.5)%	28,972	>100%
Lending related expenses		60,598	50,109	20.9 %	52,700	(4.9)%
Wealth management related expenses		3,465	2,934	18.1 %	2,565	14.4 %
Audit, exam and insurance expense		11,194	10,887	2.8 %	9,209	18.2 %
Prepayment penalties		27,570	—	100.0 %	—	— %
Administrative and other expenses		31,018	31,812	(2.5)%	27,375	16.2 %
Total other noninterest expense		202,746	174,499	16.2 %	120,821	44.4 %
Total noninterest expense	$	1,034,970	$ 887,769	16.6 %	$ 779,999	13.8 %

Noninterest expense for 2024 compared to 2023 increased by $147.2 million, or 16.6%. Impacting noninterest expense for the year ended December 31, 2024 as compared to 2023 was a $89.2 million, or 16.8%, increase in salaries and employee benefits, including cash and equity incentives, a $27.0 million, or 19.4%, increase in equipment and occupancy expenses, the recognition of a $27.6 million prepayment penalty related to terminating an agreement to resell securities previously purchased completed in the second quarter of 2024 and by increased lending-related expenses associated with the loss protection fee for the credit default swap which was also entered into in the second quarter of 2024. Equipment and occupancy expenses increased during the year ended December 31, 2024 as compared to 2023 as a result of new equipment and facilities as well as rent escalators on various properties and higher levels of lease expense as a result of the sale-leaseback transaction completed in the second quarter of 2023.

Noninterest expense for 2023 compared to 2022 increased by $107.8 million, or 13.8%. Impacting noninterest expense for the year ended December 31, 2023 as compared to 2022 was a $21.7 million, or 4.2%, increase in salaries and employee benefits, a $29.3 million, or 26.7%, increase in equipment and occupancy expenses and a $29.0 million special assessment by the FDIC which was assessed in the fourth quarter of 2023 as a result of the bank failures which occurred in the first half of 2023. Equipment and occupancy expenses increased during the year ended December 31, 2023 as compared to 2022 as a result of the sale leaseback transaction which was completed during the second quarter of 2023. Offsetting a portion of these increases for 2023 compared to 2022 were cash and equity incentives which were $30.1 million, or 25.8% lower, in 2023 than in 2022.

The increase in total salaries and employee benefits expense in 2024 over 2023 and 2023 over 2022 was primarily the result of an increase in our associate base to 3,565.5 full-time equivalent associates at December 31, 2024 from 3,357.0 at December 31, 2023 and 3,241.5 at December 31, 2022 as well as annual merit increases awarded in the first quarter of each respective year. Also contributing to total salaries and employee benefits in both periods were cash and equity incentives, which were $122.3 million in 2024 compared to $86.9 million in 2023 and $117.0 million in 2022. The increase in 2024 as compared to 2023 is due to our achievement of a higher payout percentage for our annual cash incentive plan in 2024 as compared to 2023, partially offset by reduced expense associated with equity incentives in 2024 as compared to 2023. The decrease in 2023 as compared to 2022 was the result of the achievement of a lower payout percentage for our annual cash incentive plan in 2023 as compared to 2022 due to our failure to meet certain performance targets. We expect salary and benefit expenses will rise in 2025 compared to 2024 as a result of our continued focus on hiring experienced bankers in our markets, our increased associate base and annual merit increases given in the first quarter of each fiscal year and the belief that we will achieve at least a target level of performance for our annual cash and equity incentive plans.

Commissions expense represents compensation paid to our wealth management lines of business including investment services, trust, insurance and capital markets. Commissions expense for the year ended December 31, 2024 was 26.4% greater than in 2023 which was 10.9% greater than in 2022. The increase in 2024 as compared to 2023 and 2023 as compared to 2022 is primarily related to growth in our investment portfolio commissions as a result of increased activity in our wealth management lines of business and an increase in the number of wealth management associates, a significant number of whom are located in our newer markets. Commissions expense incurred related to the production of residential mortgages is recorded net of the related mortgage revenues.

We believe that cash and equity incentives are a valuable tool in motivating an associate base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike many other financial institutions, all of our bank's non-commissioned associates participate in our annual cash incentive plan with a minimum targeted bonus equal to 10% of each associate's annual salary, and nearly all of our bank's associates participate in our equity compensation plans. Under the 2024 annual cash incentive plan, the targeted level of incentive payments required achievement of a certain soundness threshold and a targeted level of annual revenue and annual earnings per common share (in each case subject to certain adjustments). To the extent that the soundness threshold is met and revenue and earnings per common share are above or below the targeted amount, the aggregate incentive payments are increased or decreased. Historically, we have paid between 0% and 125% of our targeted incentives. For each of 2022, 2023 and 2024, maximum payouts under the plan could have reached approximately 125% of target.

Cash incentives for 2024 totaled $81.4 million compared to $44.1 million in 2023 and $76.8 million in 2022. The increase in 2024 when compared to 2023 was the result of payouts under our annual cash incentive plan equaling 98% of target in 2024 compared to 60% of target in 2023 and 123% of target in 2022.

Also included in cash and equity incentives for the years ended December 31, 2024, 2023 and 2022 were approximately $18.1 million, $16.6 million and $14.5 million, respectively, of compensation expenses related to equity-based restricted share awards and approximately $22.8 million, $25.2 million and $25.0 million, respectively, of compensation expenses related to equity-based restricted share units with either time-based or performance-based vesting criteria. We have not issued stock options since 2008. Under our equity incentive plans, we provide a broad-based equity incentive program for nearly all of our bank's associates, a significant portion of which is performance-based for our senior executive officers. We believe that equity incentives provide a vehicle for all associates to become meaningful shareholders of Pinnacle Financial over an extended period of time and create a shareholder-centric culture throughout our organization.

Our compensation expense associated with performance-based vesting equity awards decreased for the year ended December 31, 2024 when compared to 2023 due to our performance relative to peers during 2024 and the peer-relative nature of the performance metrics associated with these awards and was relatively flat in 2023 when compared to 2022. In each of the years ended December 31, 2024, 2023, and 2022, we granted performance-based vesting equity awards with performance metrics tied to peer relative performance for return on average tangible common equity and tangible book value per share accretion, together with a total shareholder return ("TSR") modifier in the case of awards for our most senior executives, in each case over a three-year performance period. We also approved a special performance-based vesting restricted stock unit award to each of our named executive officers and our then-serving chief credit officer in 2022 with performance metrics tied to the ratio of our price to earnings and price to tangible book value per share relative to those measures for a peer group of companies over a three-year performance period.

Our compensation expense associated with equity awards with time-based vesting criteria increased $1.5 million during 2024 when compared to 2023 and $2.1 million during 2023 when compared to 2022. The change in this balance is a product of the change in the number of associates during the respective periods, which directly increases the number of equity grants given to associates during the respective periods as well as the grant date fair value of these equity grants.

Employee benefits and other expenses include costs associated with our 401k plan, health insurance, payroll taxes and contract labor. These expenses increased by $8.2 million, or 9.8%, in 2024 when compared to 2023 and increased by $8.5 million, or 11.4%, in 2023 compared to 2022. These increases reflect the increase in our associate base in the respective periods, and in the case of our health insurance costs, increases in the premiums we paid for this coverage in 2024 compared to 2023 and 2022 premium levels.

Our operating lease commitments are primarily related to our branch and headquarters facilities. During the year ended December 31, 2023, Pinnacle Bank consummated a sale-leaseback transaction pursuant to which it sold a combined 49 properties and concurrently agreed to separately lease each of those properties. The terms of all of our lease commitments expire at various points ranging from

2025 through 2058. At December 31, 2024, our total minimum operating lease commitment was $389.7 million. Equipment and occupancy expense for the year ended December 31, 2024 was 19.4% greater than in 2023 which was 26.7% greater than in 2022. Impacting equipment and occupancy expense in 2024 as compared to 2023 were costs associated with the opening of nine new locations across our footprint in 2024 as well as costs associated with the planned relocation of our corporate headquarters to a new location in early 2025 which we announced in 2021 and rent escalators on various properties and higher levels of lease expense as a result of the sale-leaseback transaction. The increase in 2023 as compared to 2022 is in large part due to the sale-leaseback transaction completed in the second quarter of 2023 as discussed above. Additionally impacting equipment and occupancy expense in 2023 as compared to 2022 were costs associated with the opening of five new locations across our footprint in 2023 as well as costs associated with the planned relocation of our corporate headquarters.

Other real estate expense for the year ended December 31, 2024 was $220,000 compared to $315,000 in 2023 and $280,000 in 2022. The changes in the balance in 2024 as compared to 2023 and in 2023 as compared to 2022 were the result of ordinary business expenses associated with maintenance of the properties and costs associated with marketing and selling properties.

Marketing and business development expense was $26.7 million for the year ended December 31, 2024, or 11.5% greater than in 2023 which was 13.5% greater than in 2022. The rise in both periods is the result of increased associate and client engagement as we have expanded into new markets and lines of business. We expect these costs to rise modestly during 2025 taking into account anticipated increases associated with the associates we have hired in the last twelve months and expect to hire in 2025.

Noninterest expense related to the amortization of intangibles was $6.3 million for the year ended December 31, 2024 compared to $7.1 million and $7.8 million for the years ended December 31, 2023 and 2022, respectively. At December 31, 2024, we had $8.6 million in core deposit intangible and $9.5 million in book of business intangible assets remaining, net of amortization. These assets are being amortized on an accelerated basis which reflects the anticipated life of the underlying assets. These assets are being amortized on an accelerated basis which reflects the anticipated life of the underlying assets. Amortization expense related to these assets is estimated to decrease from $5.6 million per year to $1.1 million per year over the next five years with lesser amounts for the remaining amortization period.

Total other noninterest expenses increased by $28.2 million, or 16.2%, to $202.7 million during 2024 compared to 2023 and $53.7 million, or 44.4%, to $174.5 million during 2023 when compared to 2022. Included in other noninterest expenses are deposit and lending related expenses, investment and trust sales expenses, audit, exam and insurance expense, prepayment penalties and administrative and other expenses. Deposit-related expenses were $68.9 million during 2024 compared to $78.8 million during 2023. Impacting deposit-related expense during the year ended December 31, 2024 was an overall net decline of $15.5 million in FDIC assessments including a $22.3 million decrease related to FDIC special assessment expense which was originally estimated in the fourth quarter of 2023 and was revised in 2024, partially offset by a $6.8 million increase in regular FDIC assessments during 2024. The additional change in deposit-related expense is reflective of overall deposit growth. Lending related expenses, which are costs associated with loan origination as well as operation of our credit card program, increased $10.5 million in 2024 when compared to 2023 and decreased by $2.6 million in 2023 when compared to 2022. The increase in 2024 as compared to 2023 is largely the result of the loss protection fees of $3.8 million associated with the execution of a credit default swap during the second quarter of 2024. Audit, exam and insurance expense is comprised of the fees associated with ongoing audit and regulatory exams of our operations as well as the cost of our corporate insurance. Our audit, exam and insurance expense in 2024 increased when compared to 2023 and in 2023 increased when compared to 2022 due to the overall increase in the size of our company and the needs to support its growth. Also included in other noninterest expense in 2024 were $27.6 million in prepayment penalties incurred to terminate an agreement to resell $500.0 million of securities we had previously purchased during the second quarter of 2024. Administrative and other expenses were relatively flat during 2024 when compared to 2023 and increased $4.4 million during 2023 when compared to 2022 in each case due to increases in consultant fees, contributions, state franchise taxes and other miscellaneous expense items.

Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 59.6%, 52.4%, and 50.5% for the three years ended December 31, 2024, 2023 and 2022, respectively. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue. The efficiency ratio for the year ended December 31, 2024 compared to the same period in 2023 and in 2023 as compared to 2022 were both positively and negatively impacted by the changes to noninterest expense, net interest income and noninterest income discussed above, with increases to noninterest expense outpacing the growth in income during 2024 and 2023. Fully-diluted net income per common share was $5.96 for 2024 compared to $7.14 for 2023 and $7.17 for 2022.

Income Taxes. During the year ended December 31, 2024, we recorded income tax expense of $106.2 million compared to $151.9 million and $136.8 million in 2023 and 2022, respectively. Our effective income tax rate was 18.3%, 21.3% and 19.6%, respectively, for the years ended December 31, 2024, 2023 and 2022. The decrease in the effective income tax rate in 2024 as compared to 2023 and increase in 2023 as compared to 2022 is primarily due to the restructuring of BOLI contracts in 2023 resulting in restructuring charges and surrender penalties totaling $7.2 million and income tax and penalties totaling $9.1 million. Our effective tax rate differs from the combined federal and state income tax statutory rate in effect of 25.00% for 2024 and 2023 and 26.14% for 2022, primarily due to our investments in bank-qualified tax-exempt municipal securities, tax benefits from our real estate investment trust and municipal investment subsidiaries, participation in Tennessee's Community Investment Tax Credit program, tax benefits associated with share-based compensation and bank-owned life insurance, offset in part by the limitation on deductibility of meals and entertainment expense, non-deductible FDIC insurance premiums and non-deductible executive compensation. Our tax rate in each period was impacted by the vesting and exercise of equity-based awards previously granted under our equity-based compensation program, resulting in a tax benefit of $2.8 million, $208,000 and $3.0 million, respectively, for the years ended December 31, 2024, 2023 and 2022, respectively.

Financial Condition

Our consolidated balance sheet at December 31, 2024 reflects an increase of $2.8 billion in outstanding loans to $35.5 billion and an increase of $4.3 billion in total deposits to $42.8 billion from December 31, 2023. Total assets were $52.6 billion at December 31, 2024 as compared to $48.0 billion at December 31, 2023.

Loans. The composition of loans at December 31 for each of the past three years and the percentage (%) of each segment to total loans is summarized as follows (dollars in thousands):

	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate:						
Owner-occupied	$ 4,388,531	12.4 %	$ 4,044,896	12.4 %	$ 3,587,257	12.3 %
Non-owner occupied	8,130,118	22.9 %	7,535,494	23.1 %	6,542,619	22.5 %
Consumer real estate - mortgage	4,914,482	13.9 %	4,851,531	14.8 %	4,435,046	15.3 %
Construction and land development	3,699,321	10.4 %	4,041,081	12.4 %	3,679,498	12.7 %
Commercial and industrial	13,815,817	38.9 %	11,666,691	35.7 %	10,241,362	35.3 %
Consumer and other	537,507	1.5 %	536,398	1.6 %	555,823	1.9 %
Total loans	$ 35,485,776	100.0 %	$ 32,676,091	100.0 %	$ 29,041,605	100.0 %

At December 31, 2024, our loan portfolio composition had changed modestly from the composition at December 31, 2023 with commercial real estate and commercial and industrial lending generally continuing to make up the largest segments of our portfolio. At December 31, 2024, approximately 35.1% of the outstanding principal balance of our commercial real estate loans was secured by owner-occupied commercial real estate properties compared to 34.9% at December 31, 2023. Owner occupied commercial real estate is similar in many ways to our commercial and industrial lending in that these loans are generally made to businesses on the basis of the cash flows of the business rather than on the valuation of the real estate.

The following table presents the maturity distribution of our loan portfolio by loan segment at December 31, 2024 according to contractual maturities of (1) one year or less, (2) after one but within five years, (3) after five but within fifteen years and (4) after fifteen years. The table also presents the portion of loans by loan segment that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index (dollars in thousands):

	Due in one year or less	After one but within five years	After five but within fifteen years	After fifteen years	Total
Commercial real estate:					
Owner-occupied	$ 316,704	$ 2,408,369	$ 1,188,161	$ 475,297	$ 4,388,531
Non-owner occupied	2,355,715	5,210,260	492,180	71,963	8,130,118
Consumer real estate - mortgage	129,996	508,500	314,705	3,961,281	4,914,482
Construction and land development	1,413,375	2,051,308	133,996	100,642	3,699,321
Commercial and industrial	3,503,205	8,060,999	1,805,999	445,614	13,815,817
Consumer and other	167,763	312,021	13,499	44,224	537,507
Total loans	$ 7,886,758	$ 18,551,457	$ 3,948,540	$ 5,099,021	$ 35,485,776
Loans with fixed interest rates:					
Commercial real estate:					
Owner-occupied	$ 195,622	$ 1,415,558	$ 676,039	$ 276,649	$ 2,563,868
Non-owner occupied	417,784	2,718,619	198,212	47,385	3,382,000
Consumer real estate - mortgage	67,484	337,098	67,980	1,990,608	2,463,170
Construction and land development	159,971	342,227	57,022	47,356	606,576
Commercial and industrial	990,355	2,554,352	1,074,211	347,931	4,966,849
Consumer and other	79,984	159,632	12,079	44,148	295,843
Total loans	$ 1,911,200	$ 7,527,486	$ 2,085,543	$ 2,754,077	$ 14,278,306

	Due in one year or less	After one but within five years	After five but within fifteen years	After fifteen years	Total
Loans with variable interest rates:					
Commercial real estate:					
Owner-occupied	$ 121,082	$ 992,811	$ 512,122	$ 198,648	$ 1,824,663
Non-owner occupied	1,937,931	2,491,641	293,968	24,578	4,748,118
Consumer real estate - mortgage	62,512	171,402	246,725	1,970,673	2,451,312
Construction and land development	1,253,404	1,709,081	76,974	53,286	3,092,745
Commercial and industrial	2,512,850	5,506,647	731,788	97,683	8,848,968
Consumer and other	87,779	152,389	1,420	76	241,664
Total loans	$ 5,975,558	$ 11,023,971	$ 1,862,997	$ 2,344,944	$ 21,207,470

The above information does not consider the impact of scheduled principal payments. Loans totaling $1.2 billion at their contractual floor or ceiling rate at December 31, 2024 are presented as fixed interest rate loans in the table above.

Loan Origination Risk Management. We maintain lending policies and procedures designed to maximize lending opportunities within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loans in our portfolio, loan quality, concentrations of credit, loan delinquencies and non-performing loans. Diversification in the loan portfolio is measured and monitored as a means of managing risk associated with fluctuations in economic conditions.

Underwriting standards are designed to promote relationship banking rather than transactional banking. Management examines current and projected cash flows to determine the expected ability of a borrower to repay its obligations as agreed. Commercial and industrial loans are primarily underwritten based on the identified cash flows of the borrower and generally are collateralized by business assets and may have a personal guaranty of business principals. Collateral pledged may include the assets being financed or other assets such as accounts receivable, inventory or equipment. Some loans may be advanced on an unsecured basis.

Commercial real estate-mortgage loans are subject to underwriting standards and processes similar to commercial and industrial loans. These loans are viewed primarily as cash flow loans and are underwritten based on the ability of the property (in the case of income producing property), or the borrower's business (if owner-occupied) to generate sufficient cash flow to amortize the debt. Secondary emphasis is placed upon collateral value and the financial strength of guarantors, if any. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. As detailed in the discussion of real estate loans below, the properties securing our commercial real estate portfolio generally are diverse in terms of type and industry and we measure and monitor concentrations regularly. We believe this diversity helps reduce our exposure to adverse economic events that affect any single industry or type of real estate product. Management monitors and evaluates commercial real estate loans based on cash flow, collateral, geography and risk grade criteria. We also utilize third-party experts to provide insight and guidance about economic conditions and trends affecting market areas we serve.

Construction loans are underwritten utilizing independent appraisals, sensitivity analysis of absorption and lease rates, financial analysis of the developers and property owners, and expectations of the permanent mortgage market, among other items. Construction loans are generally based upon estimates of costs and appraised value associated with the completed project, which may be inaccurate. Construction loans involve the disbursement of funds during construction with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be sales of developed property, refinancing in the permanent mortgage market or an interim loan commitment from us until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans because their ultimate repayment depends on the satisfactory completion of construction and is sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

We also originate consumer loans, including consumer real-estate loans, where we typically use a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, seeks to minimize risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements.

We also maintain an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the risk committee of our board of directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures.

Lending Concentrations. We periodically analyze our loan portfolio to determine if a concentration of credit risk exists to any one or more industries. We use broadly accepted industry classification systems in order to classify borrowers into various industry classifications. We have a credit exposure (loans outstanding plus unfunded commitments) exceeding 25% of Pinnacle Bank's total risk-based capital to borrowers in the following industries at December 31, 2024 and 2023 (in thousands):

| | At December 31, 2024 | | | |
	Outstanding Principal Balances	Unfunded Commitments	Total exposure	Total Exposure at December 31, 2023
Lessors of nonresidential buildings	$ 4,623,927	$ 815,849	$ 5,439,776	$ 5,916,335
Lessors of residential buildings	2,389,231	481,996	2,871,227	3,179,041
New housing for-sale builders	574,998	819,496	1,394,494	1,396,653
Music publishers	786,104	328,001	1,114,105	1,219,781

Banking regulations have established guidelines for the construction and land development ratio of less than 100% of total risk-based capital and for the non-owner occupied ratio of less than 300%. Should a bank's ratios be in excess of these guidelines, banking regulations generally require an increased level of monitoring in these lending areas by bank management. Both ratios are calculated by dividing certain types of loan balances for each of the two categories by Pinnacle Bank's total risk-based capital. At December 31, 2024 and 2023, Pinnacle Bank's construction and land development loans as a percentage of total risk-based capital were 70.5% and 84.2%, respectively. Non-owner occupied commercial real estate and multifamily loans (including construction and development loans) were 242.2% and 259.0% of total risk-based capital at December 31, 2024 and 2023, respectively. Over time, we have targeted a non-owner occupied commercial real estate, multifamily and construction and land development loans to total risk-based capital ratio of less than 225% and construction and land development loans to total risk-based capital ratio of less than 70%. Pinnacle Bank believes it has established appropriate controls to monitor and regulate its lending in these areas as it aims to keep the level of these loans to below the 100% and 300% thresholds.

Loans in Past Due Status. The following table is a summary of our loans that were past due at least 30 days but less than 89 days and 90 days or more past due as of December 31, 2024 and 2023 (dollars in thousands):

	December 31, 2024	December 31, 2023
Loans past due 30 to 89 days:		
Commercial real estate:		
Owner occupied	$ 10,583	$ 2,178
Non-owner occupied	1,217	41,066
Consumer real estate – mortgage	21,607	22,937
Construction and land development	125	649
Commercial and industrial	24,507	42,418
Consumer and other	4,092	7,154
Total loans past due 30 to 89 days	$ 62,131	$ 116,402
Loans past due 90 days or more:		
Commercial real estate:		
Owner occupied	$ 10,089	$ 3,398
Non-owner occupied	39,469	153
Consumer real estate – mortgage	20,615	10,824
Construction and land development	1,541	608
Commercial and industrial	31,077	16,890
Consumer and other	1,160	1,496
Total loans past due 90 days or more	$ 103,951	$ 33,369
Ratios:		
Loans past due 30 to 89 days as a percentage of total loans	0.18 %	0.36 %
Loans past due 90 days or more as a percentage of total loans	0.29 %	0.10 %
Total loans in past due status as a percentage of total loans	0.47 %	0.46 %

Potential Problem Loans. Potential problem loans amounted to approximately $46.9 million, or 0.1% of total loans outstanding at December 31, 2024, compared to $127.4 million, or 0.4% of total loans outstanding at December 31, 2023. Potential problem loans, which are not included in nonperforming loans, represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle Bank's primary regulators for loans classified as substandard or worse, but not considered nonperforming loans. Potential problem loans totaling $363,000 were past due at least 30 but less than 90 days as of December 31, 2024.

Non-Performing Assets and Modified Loans. At December 31, 2024, we had $149.1 million in nonperforming assets compared to $86.6 million at December 31, 2023. Included in nonperforming assets were $147.8 million in nonaccruing loans and $1.3 million in other real estate owned and other nonperforming assets at December 31, 2024 and $82.3 million in nonaccruing loans and $4.3 million in other real estate owned and other nonperforming assets at December 31, 2023. Contributing $13.6 million to the increase in nonaccruing loans in 2024 as compared to 2023 were purchased credit deteriorated SBA loans acquired from BHG in the fourth quarter of 2024. At December 31, 2024, there were $22.2 million of modified loans to borrowers experiencing financial difficulty, of which $14.8 million were accruing as of the modification date and remain on accrual status.

All nonaccruing loans are reassigned to a special assets officer who was not responsible for originating the loan. The special assets officer is responsible for developing an action plan designed to minimize our future losses. Typically, these special assets officers review our loan files, interview prior officers assigned to the relationship, meet with borrowers, inspect collateral, reappraise collateral and/or consult with legal counsel. The special assets officer then recommends an action plan to a committee of senior associates including lenders and workout specialists, which could include foreclosing on collateral, restructuring the loan, issuing demand letters or other actions. We discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. During 2024, 2023 and 2022, we recognized no interest income related to nonaccruing loans. At December 31, 2024, 2023 and 2022, our allowance for credit losses as a percentage of nonaccruing loans totaled 280.4%, 429.0% and 788.8%, respectively.

Allowance for Credit Losses on Loans (allowance). The current expected credit losses ("CECL") methodology requires us to estimate all expected credit losses over the remaining life of our loan portfolio. Accordingly, the allowance for credit losses on loans represents an amount that, in management's evaluation, is adequate to provide coverage for all expected future credit losses on outstanding loans. As of December 31, 2024 and 2023, our allowance for credit losses on loans was $414.5 million and $353.1 million, respectively, which our management deemed to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans was 1.17% at December 31, 2024, increased from 1.08% at December 31, 2023. The increase in the allowance for credit losses on loans is largely the result of increased provision expense resulting from growth in the loan portfolio and increased levels of net charge-offs. Also impacting the allowance for credit losses was the allocation of approximately $14.1 million in reserves on $24.0 million in purchase credit deteriorated SBA loans purchased from BHG during the fourth quarter of 2024.

Our CECL models rely largely on recent historical and projected future macroeconomic conditions to estimate future credit losses. Macroeconomic factors used in the model include the unadjusted and seasonally adjusted national unemployment rate, GDP, commercial property price index, consumer credit, commercial real estate price index, household debt ratio, household financial obligations ratio and certain home price indices. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default.

Under the CECL methodology, the allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. At December 31, 2024, a reasonable and supportable period of fifteen months was utilized for all loan segments followed by a twelve month straight line reversion period to long term averages.

The following table sets forth, based on management's estimate, the allocation of the allowance for credit losses on loans to categories of loans, loan balances by category, the percentage of loans in each category to total loans and allowance for credit losses as a percentage of total loans within each loan category as of December 31 for each of the past two years (in thousands):

	At December 31,							
	2024				**2023**			
Balance at end of period applicable to:	**Allowance Allocated ($)**	**Total Loans ($)**	**Allowance to Total Loans (%)**	**Loans to Total Loans (%)**	**Allowance Allocated ($)**	**Total Loans ($)**	**Allowance to Total Loans (%)**	**Loans to Total Loans (%)**
Commercial real estate:								
Owner-occupied	$ 36,997	$ 4,388,531	0.84 %	12.4 %	$ 28,690	$ 4,044,896	0.71 %	12.4 %
Non-owner occupied	80,654	8,130,118	0.99 %	22.9 %	57,687	7,535,494	0.77 %	23.1 %
Consumer real estate – mortgage	80,042	4,914,482	1.63 %	13.9 %	71,354	4,851,531	1.47 %	14.8 %
Construction and land development	33,620	3,699,321	0.91 %	10.4 %	39,142	4,041,081	0.97 %	12.4 %
Commercial and industrial	174,799	13,815,817	1.27 %	38.9 %	148,212	11,666,691	1.27 %	35.7 %
Consumer and other	8,382	537,507	1.56 %	1.5 %	7,970	536,398	1.49 %	1.6 %
Total	$ 414,494	$35,485,776	1.17 %	100.0 %	$ 353,055	$32,676,091	1.08 %	100.0 %

The following table presents information related to credit losses on loans by loan segment for each of the years in the three-year period ended December 31, 2024 (in thousands):

	Provision for credit losses	**Net (charge-offs) recoveries**	**Average loans [1]**	**Ratio of net (charge-offs) recoveries to average loans**
For the year ended December 31, 2024:				
Commercial real estate:				
Owner occupied	$ 14,734	$ (9,242)	$ 4,148,383	(0.22)%
Non-owner occupied	35,597	(12,630)	8,025,805	(0.16)
Consumer real estate - mortgage	8,176	(31)	4,859,901	—
Construction and land development	(5,521)	(1)	3,720,471	—
Commercial and industrial	65,542	(49,712)	12,534,846	(0.40)
Consumer and other	7,061	(6,649)	466,804	(1.42)
Total loans	$ 125,589	$ (78,265)	$ 33,756,210	(0.23)%
For the year ended December 31, 2023:				
Commercial real estate:				
Owner occupied	$ 1,997	$ 76	$ 3,799,201	— %
Non-owner occupied	15,576	1,632	7,123,135	0.02
Consumer real estate - mortgage	33,587	1,231	4,654,130	0.03
Construction and land development	2,693	335	3,918,539	0.01
Commercial and industrial	48,845	(44,986)	11,034,560	(0.41)
Consumer and other	(1,702)	(6,894)	486,834	(1.42)
Total loans	$ 100,996	$ (48,606)	$ 31,016,399	(0.16)%
For the year ended December 31, 2022:				
Commercial real estate:				
Owner occupied	$ 6,330	$ 669	$ 3,258,092	0.02 %
Non-owner occupied	(18,027)	2	5,812,052	—
Consumer real estate - mortgage	3,571	861	4,031,082	0.02
Construction and land development	6,364	321	3,369,233	0.01
Commercial and industrial	55,346	(23,333)	9,162,689	(0.25)
Consumer and other	10,395	(5,067)	466,435	(1.08)
Total loans	$ 63,979	$ (26,547)	$ 26,099,583	(0.10)%

(1) Average loan balances exclude consumer and commercial loans held for sale.

Pinnacle Financial's management assesses the adequacy of the allowance for credit losses on loans on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay the loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

Based upon our evaluation of the loan portfolio, we believe the allowance for credit losses on loans to be adequate to absorb our estimate of expected future credit losses on loans outstanding at December 31, 2024. While our policies and procedures used to estimate the allowance for credit losses as well as the resultant provision for credit losses charged to operations are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market or a particular industry or borrower which may negatively impact, materially, our asset quality and the adequacy of our allowance for credit losses and, thus, the resulting provision for credit losses.

Investments. Our investment portfolio, consisting primarily of U.S. treasury securities, Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $8.4 billion and $7.3 billion at December 31, 2024 and 2023, respectively. Our investment securities to asset ratio was 15.9% and 15.3% at December 31, 2024 and 2023, respectively. Our investment portfolio serves many purposes including serving as a stable source of income, collateral for public funds and as a potential liquidity source. During 2024, we sold $898.9 million of investment securities for a net pre-tax loss of $71.9 million compared to $312.6 million of investment securities sold for a net pre-tax loss of $19.7 million during 2023 and $29.5 million of investment securities sold for a net pre-tax gain of $156,000 during 2022. These sales were implemented as part of our efforts to reposition our investment portfolio in an effort to enhance future earnings potential and to provide our balance sheet more protection from the then anticipated rate environment in each respective period.

During the years ended December 31, 2022, 2020 and 2018, we transferred, at fair value, $1.1 billion, $873.6 million and $179.8 million, respectively, of securities from the available-for-sale portfolio to the held-to-maturity portfolio to mitigate the impact of changes in fair value on our common tangible book equity. The related net unrealized after tax losses of $1.5 million, gains of $69.0 million and losses of $2.2 million, respectively, on such transferred securities remained in accumulated other comprehensive income (loss) at December 31, 2024 and 2023 and will be amortized over the remaining life of the securities, offsetting the related amortization of discount on the transferred securities. No gains or losses were recognized at the time of transfer.

A summary of certain aspects of our investment portfolio at December 31, 2024 and 2023 follows:

	December 31,	
	2024	**2023**
Weighted average life	11.03 years	8.05 years
Effective duration [(*)]	2.11 %	2.93 %
Tax equivalent yield	4.27 %	4.12 %

[(*)] The metric is presented net of fair value hedges tied to certain investment portfolio holdings. The effective duration of the investment portfolio without the fair value hedges as of December 31, 2024 and 2023 was 6.18% and 6.19%, respectively.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years as of December 31, 2024 (in thousands):

	U.S. Treasury securities		U.S. Government agency securities		Mortgage-backed securities		State and municipal securities		Asset-backed securities		Corporate notes and other		Totals	
	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield
At December 31, 2024:														
Securities available-for-sale:														
Due in one year or less	$ 104,095	4.35 %	$ —	0.00 %	$ —	0.00 %	$ 335	3.94 %	$ 1,627	5.66 %	$ —	0.00 %	$ 106,057	4.37 %
Due in one year through five years	—	0.00 %	83,684	1.58 %	146,416	4.09 %	945	3.77 %	—	0.00 %	156,394	2.34 %	387,439	2.80 %
Due in five years through ten years	—	0.00 %	107,000	1.68 %	401,142	2.27 %	6,771	3.10 %	236	6.57 %	269,192	3.96 %	784,341	2.75 %
Due after ten years	1,301,383	4.28 %	23,382	3.10 %	1,414,801	4.99 %	1,498,506	4.01 %	43,475	5.39 %	22,985	7.52 %	4,304,532	4.44 %
	$1,405,478	4.28 %	$214,066	1.80 %	$1,962,359	4.32 %	$1,506,557	4.01 %	$45,338	5.40 %	$448,571	3.56 %	$ 5,582,369	4.07 %

	U.S. Treasury securities		U.S. Government agency securities		Mortgage-backed securities		State and municipal securities		Asset-backed securities		Corporate notes and other		Totals	
	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield	Amt.	Yield
Securities held-to-maturity:														
Due in one year or less	$ —	0.00 %	$ 60,106	2.50 %	$ —	0.00 %	$ 1,000	3.30 %	11,768	6.09 %	$ 11,478	1.75 %	$ 84,352	2.91 %
Due in one year through five years	19,841	1.23 %	210,574	2.18 %	84,679	2.58 %	8,538	1.77 %	9,658	2.05 %	58,795	1.79 %	392,085	2.14 %
Due in five years through ten years	—	0.00 %	44,606	3.53 %	161,535	3.26 %	23,527	1.90 %	—	0.00 %	12,278	3.42 %	241,946	3.18 %
Due after ten years	—	0.00 %	—	0.00 %	119,815	1.71 %	1,821,877	2.88 %	140,531	2.48 %	—	0.00 %	2,082,223	2.79 %
	$ 19,841	1.23 %	$ 315,286	2.43 %	$ 366,029	2.60 %	$ 1,854,942	2.87 %	$ 161,957	2.72 %	$ 82,551	2.02 %	$ 2,800,606	2.74 %

Actual maturities may differ from contractual maturities of mortgage-backed and asset-backed securities because the mortgages or other assets underlying the securities may be called or prepaid with or without penalty.

Yields have been computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. Weighted average yield for each maturity range has been computed on a fully taxable-equivalent basis using the amortized cost of each security in that range.

Restricted Cash. Our restricted cash balances totaled approximately $93.6 million and $86.9 million at December 31, 2024 and 2023, respectively. This restricted cash is maintained at other financial institutions primarily as collateral for our derivative portfolio. The increase in restricted cash is attributable primarily to an increase in collateral requirements on certain derivative instruments for which the fair value has decreased. See *Note 15. Derivative Instruments* in the Notes to our Consolidated Financial Statements elsewhere in this Form 10-K.

Securities Purchased with Agreement to Resell. At December 31, 2024 and 2023, we had $66.4 million and $558.0 million, respectively, in securities purchased with agreement to resell. This balance is the result of repurchase agreement transactions with financial institution counterparties. During the second quarter of 2024, we terminated an agreement to resell $500.0 million of securities purchased with an agreement to resell to reposition these funds into higher yielding assets. In connection with terminating the agreement, we paid approximately $27.6 million in fees. We initially secured these investments in 2021 to allow us to deploy some of our excess liquidity position into instruments that improved the return on funds in the then current historically low interest rate environment. The remaining repurchase agreements are set to mature in 2026.

Deposits and Other Borrowings. We had approximately $42.8 billion of deposits at December 31, 2024 compared to $38.5 billion at December 31, 2023. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. At December 31, 2024 and 2023, we estimate that we had approximately $14.0 billion and $11.1 billion, respectively, in uninsured/uncollateralized deposits, which are the portion of deposit accounts that exceed the FDIC insurance limit. We estimate that we had approximately $2.4 billion and $2.0 billion, respectively, in our uninsured deposits at December 31, 2024 and 2023, respectively, which were collateralized at those dates.

We routinely enter into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our commercial clients and provide the client with short-term returns for their excess funds) amounted to $230.2 million at December 31, 2024 and $209.5 million at December 31, 2023. Average balances for these repurchase agreements were $219.5 million in 2024, $192.1 million in 2023 and $203.1 million in 2022. Additionally, at December 31, 2024, we had borrowed $1.9 billion in advances from the Federal Home Loan Bank of Cincinnati (FHLB) compared to $2.1 billion at December 31, 2023. The amount of FHLB advances at each date was impacted by our decision in the first half of 2023 to increase our levels of on-balance sheet liquidity in response to the then current economic environment and its impact on the banking sector following the failures of multiple high-profile banking institutions. At December 31, 2024, we had an estimated $2.6 billion in additional borrowing capacity with the FHLB; however, incremental borrowings are made via a formal request by us and the subsequent approval by the FHLB.

Generally, we have classified our funding base as either core funding or non-core funding as shown in the table below. The following table represents the balances of our deposits and other funding and the percentage of each type to the total at December 31, 2024 and 2023 (in thousands):

	December 31, 2024			December 31, 2023		
	Balance	Average Rate Paid	Percent of Total Deposits	Balance	Average Rate Paid	Percent of Total Deposits
Core funding:						
Noninterest-bearing deposit accounts	$ 8,170,448	0.00 %	18.0 %	$ 7,906,502	0.00 %	19.1 %
Interest-bearing demand accounts	6,557,434	3.11 %	14.5 %	5,150,878	2.92 %	12.5 %
Savings and money market accounts	11,871,478	3.18 %	26.2 %	10,083,448	2.96 %	24.4 %
Time deposit accounts less than $250,000	1,811,134	4.01 %	4.0 %	1,951,389	3.46 %	4.7 %
Reciprocating deposit accounts [1]	8,868,699	4.27 %	19.5 %	7,954,522	4.05 %	19.3 %
Reciprocating CD accounts [1]	767,711	4.67 %	1.7 %	692,178	4.23 %	1.7 %
Total core funding	38,046,904	2.77 %	83.9 %	33,738,917	2.42 %	81.7 %
Non-core funding:						
Relationship based non-core funding:						
Other time deposits	1,492,395	4.58 %	3.3 %	1,654,147	4.12 %	4.0 %
Securities sold under agreements to repurchase	230,244	2.46 %	0.5 %	209,489	1.95 %	0.5 %
Total relationship based non-core funding	1,722,639	4.34 %	3.8 %	1,863,636	3.89 %	4.5 %
Wholesale funding:						
Brokered deposits	3,024,980	4.79 %	6.7 %	2,603,707	4.59 %	6.3 %
Brokered time deposits	278,713	4.91 %	0.6 %	543,039	3.78 %	1.3 %
Federal Home Loan Bank advances	1,874,134	4.57 %	4.1 %	2,138,169	4.18 %	5.2 %
Subordinated debt and other funding	425,821	6.36 %	0.9 %	424,938	5.52 %	1.0 %
Total wholesale funding	5,603,648	4.83 %	12.3 %	5,709,853	4.41 %	13.8 %
Total non-core funding	7,326,287	4.71 %	16.1 %	7,573,489	4.28 %	18.3 %
Totals	$ 45,373,191	3.11 %	100.0 %	$ 41,312,406	2.75 %	100.0 %

[1] The reciprocating categories consists of deposits we receive from a bank network (the IntraFi network) in connection with deposits of our customers in excess of our FDIC coverage limit that we place with the IntraFi network. Regulatory guidance defines reciprocating deposits in a portfolio of a bank of our size over and above $5.0 billion as noncore funding. However, we have witnessed no distinction in the behavior of the deposits in our portfolio over and above $5.0 billion versus the deposits up to $5.0 billion. Therefore, we have included the entire portfolio of reciprocating deposits in the table above as core funding.

As noted in the table above, our core funding as a percentage of total funding increased from 81.7% at December 31, 2023 to 83.9% at December 31, 2024 and remained well above internal policies. We experienced a mix shift in deposits during 2023 as a result of the multiple high-profile bank failures in the first half of 2023 as certain of our depositors opted for additional insurance by way of the reciprocating deposit accounts we offer through the IntraFi network and certain of our depositors moved their deposits out of non-interest bearing accounts and into interest-bearing accounts to take advantage of increased rates. In 2024, our noninterest bearing deposit accounts stabilized. Additionally, we continue to create and implement new and enhanced deposit gathering initiatives each year as part of our annual strategic planning process in recognition of the more challenging deposit gathering environment we are currently experiencing. When wholesale funding is necessary to complement our core deposit base, management determines which source is best suited to address both liquidity risk management and interest rate risk management objectives. Our Asset Liability Management Policy imposes limitations on overall wholesale funding reliance and on brokered deposit exposure specifically. Both our overall reliance on wholesale funding and exposure to brokered deposits and brokered time deposits were within those policy limitations as of December 31, 2024.

The amount of time deposits as of December 31, 2024 amounted to $4.3 billion. The following table, which includes core, non-core and reciprocal time deposits, shows our time deposits at December 31, 2024 in denominations of under $250,000 and those of denominations of $250,000 and greater by category based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months and the weighted average rate for each category (in thousands):

	Balances	Weighted Avg. Rate
Denominations less than $250,000		
Three months or less	$ 1,039,453	4.07 %
Over three but through six months	867,623	4.12 %
Over six but through twelve months	571,493	3.92 %
Over twelve months	260,213	3.69 %
	2,738,782	4.02 %
Denomination $250,000 and greater		
Three months or less	689,223	4.29 %
Over three but through six months	434,558	4.18 %
Over six but through twelve months	337,891	4.23 %
Over twelve months	149,499	3.93 %
	1,611,171	4.21 %
Totals	$ 4,349,953	4.09 %

Subordinated debt and other borrowings. Pinnacle Bank receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Under the borrowing agreements with the FHLB, Pinnacle Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2024 and 2023, Pinnacle Financial had received advances from the FHLB totaling $1.9 billion and $2.1 billion, respectively. At December 31, 2024, the scheduled maturities of FHLB advances and interest rates are as follows (in thousands):

	Scheduled maturities	Weighted average interest rates [1]
2025	$ 116,250	4.92 %
2026	162,500	4.00 %
2027	242,116	4.15 %
2028	1,375,000	3.97 %
2029	—	— %
Thereafter	11	2.75 %
	1,895,877	
Deferred costs	(315)	
Fair value hedging adjustment	(21,428)	
Total Federal Home Loan Bank advances	$ 1,874,134	
Weighted average interest rate		4.06 %

[1] Some FHLB advances include variable interest rates and could increase in the future. The table reflects rates in effect as of December 31, 2024.

We have established, or through acquisition acquired, twelve statutory business trusts which were established to issue 30-year trust preferred securities and certain other subordinated debt agreements. From time to time we, or our bank subsidiary, have issued subordinated notes to enhance our capital positions. These trust-preferred securities and subordinated notes qualify as Tier 2 capital subject to annual phase outs beginning five years from maturity, as is the case with the subordinated notes we issued in September 2019 beginning in the third quarter of 2024. These instruments are outlined below (in thousands):

Name	Date Established	Maturity	Total Debt Outstanding	Interest Rate at December 31, 2024	Coupon Structure
Trust preferred securities					
Pinnacle Statutory Trust I	December 29, 2003	December 30, 2033	$ 10,310	7.41 %	3-month SOFR + 2.80%[1]
Pinnacle Statutory Trust II	September 15, 2005	September 30, 2035	20,619	5.99 %	3-month SOFR + 1.40%[1]
Pinnacle Statutory Trust III	September 07, 2006	September 30, 2036	20,619	6.24 %	3-month SOFR + 1.65%[1]
Pinnacle Statutory Trust IV	October 31, 2007	September 30, 2037	30,928	7.47 %	3-month SOFR + 2.85%[1]
BNC Capital Trust I	April 03, 2003	April 15, 2033	5,155	8.17 %	3-month SOFR + 3.25%[1]
BNC Capital Trust II	March 11, 2004	April 07, 2034	6,186	7.77 %	3-month SOFR + 2.85%[1]
BNC Capital Trust III	September 23, 2004	September 23, 2034	5,155	7.32 %	3-month SOFR + 2.40%[1]
BNC Capital Trust IV	September 27, 2006	December 31, 2036	7,217	6.29 %	3-month SOFR + 1.70%[1]
Valley Financial Trust I	June 26, 2003	June 26, 2033	4,124	7.69 %	3-month SOFR + 3.10%[1]
Valley Financial Trust II	September 26, 2005	December 15, 2035	7,217	6.11 %	3-month SOFR + 1.49%[1]
Valley Financial Trust III	December 15, 2006	January 30, 2037	5,155	6.58 %	3-month SOFR + 1.73%[1]
Southcoast Capital Trust III	August 05, 2005	September 30, 2035	10,310	6.09 %	3-month SOFR + 1.50%[1]
Subordinated Debt					
Pinnacle Financial Subordinated Notes	September 11, 2019	September 15, 2029	300,000	7.40 %	3-month SOFR + 3.04%[2]
Debt issuance costs and fair value adjustment			(7,174)		
Total subordinated debt and other borrowings			$ 425,821		

[1] Rate transitioned to three-month SOFR plus a comparable tenor spread adjustment beginning after July 1, 2023 as three month LIBOR ceased to be published effective July 1, 2023.

[2] Previously was to migrate to three month LIBOR + 2.775%, but migrated to three month SOFR + 3.04% beginning September 15, 2024 through the end of the term as three month LIBOR ceased to be published effective July 1, 2023.

Capital Resources. At December 31, 2024 and 2023, our shareholders' equity amounted to $6.4 billion and $6.0 billion, respectively. At December 31, 2024 and 2023, our capital ratios, including our bank's capital ratios, exceeded regulatory minimum capital requirements and those necessary to be considered well-capitalized under applicable federal regulations. See *Note 20. Regulatory Matters* in the Notes to our Consolidated Financial Statements elsewhere in this Annual Report on Form 10-K for additional information regarding our capital ratios. From time to time we may be required to support the capital needs of our bank (Pinnacle Bank). At December 31, 2024, we had approximately $235.0 million of cash at the parent company that could be used to support our bank.

Our and our bank subsidiary's capital ratios as of December 31, 2024 and 2023 are presented in the following table:

	December 31,	
	2024	**2023**
Total capital to risk weighted assets:		
Pinnacle Financial	13.1%	12.7%
Pinnacle Bank	12.5%	12.0%
Tier 1 capital to risk weighted assets:		
Pinnacle Financial	11.3%	10.8%
Pinnacle Bank	11.6%	11.1%
Common equity Tier 1 capital:		
Pinnacle Financial	10.8%	10.3%
Pinnacle Bank	11.6%	11.1%
Tier 1 capital to average assets (*):		
Pinnacle Financial	9.6%	9.4%
Pinnacle Bank	9.8%	9.7%

(*) Average assets for the above calculations were based on the most recent quarter.

We and our bank subsidiary are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and our bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Our and Pinnacle Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. We and our bank periodically evaluate risk weightings and may enter into transactions or undertake procedures that may reduce risk weightings, such as during the second quarter of 2024 when we entered into a credit default swap (CDS), as more fully described in *Note 15. Derivative Instruments* in the Notes to our Consolidated Financial Statements elsewhere in this Annual Report on Form 10-K, and implemented enhanced control processes with respect to certain commercial loans which permitted recharacterization of the loans. As a result, the loans subject to the CDS and the loans where risk ratings were able to be recharacterized now qualify for reduced risk weights pursuant to risk-based capital guidelines. The benefits of these reductions in risk weighting offset the impact to regulatory capital of the $71.9 million net loss on sale of approximately $898.9 million of investment securities and the approximately $27.6 million in fees related to the termination of the agreement to resell securities previously purchased recognized in conjunction with the repositioning of our securities portfolio in the second quarter of 2024.

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, each of Pinnacle Bank and Pinnacle Financial has elected the option to delay the estimated impact on regulatory capital of Pinnacle Financial's and Pinnacle Bank's adoption of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which was effective January 1, 2020. The initial impact of adoption of ASU 2016-13, as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption of ASU 2016-13 (collectively the "transition adjustments"), was delayed until December 31, 2021. As of January 1, 2022, the cumulative amount of the transition adjustments of $68.0 million became fixed and thereafter that amount was phased out of the regulatory capital calculations evenly over a three year period, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024. Beginning on January 1, 2025, the temporary regulatory capital benefits have been fully reversed.

We believe we have various capital raising techniques available to us to provide for the capital needs of our company and bank, such as issuing subordinated debt or entering into a revolving credit facility with a financial institution. We also periodically evaluate capital markets conditions to identify opportunities to access those markets if necessary or prudent to support our capital levels.

Share Repurchase Program. On January 16, 2024, our board of directors authorized a share repurchase program for up to $125.0 million of our outstanding common stock, pursuant to which we have acquired no shares of our common stock. The authorization for this program will remain in effect through March 31, 2025. On January 21, 2025, our board of directors authorized a share repurchase program for up to $125.0 million of our common stock to commence upon expiration of our existing share repurchase program that is set to expire on March 31, 2025. This authorization is to remain in effect through March 31, 2026.

Dividends. Pursuant to Tennessee banking law, Pinnacle Bank may not, without the prior consent of the TDFI, pay any dividends to us in a calendar year in excess of the total of its retained net profits for that year plus the retained net profits for the preceding two years. During the year ended December 31, 2024, Pinnacle Bank paid dividends of $109.9 million to us which was within the limits allowed by the TDFI.

During the year ended December 31, 2024, we paid $69.0 million in dividends to common shareholders. On January 21, 2025 our board of directors declared a $0.24 quarterly cash dividend to common shareholders (approximately $17.3 million in aggregate) to be paid on February 28, 2025 to common shareholders of record as of the close of business on February 7, 2025.

During the year ended December 31, 2024, we paid $15.2 million of dividends on our Series B Preferred Stock. On January 21, 2025 our board of directors declared a $16.88 quarterly cash dividend (approximately $3.8 million in aggregate) that will be paid on March 1, 2025 to preferred shareholders of record as of the close of business on February 14, 2025. This dividend equates to $0.422 per share on our depositary shares.

The amount and timing of all future dividend payments, if any, are subject to board discretion and will depend on our earnings, capital position, financial condition and other factors, including, if necessary, our receipt of dividends from Pinnacle Bank, regulatory capital requirements, as they become known to us and receipt of any regulatory approvals that may become required as a result of our and our bank subsidiary's financial results.

If we fail to pay dividends on our Series B Preferred Stock, we will be prohibited from paying dividends on our common stock.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our ALCO is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model and an economic value of equity (EVE) model.

Our interest rate sensitivity modeling incorporates a number of assumptions for both earnings simulation and EVE, including loan and deposit re-pricing characteristics, the rate of loan prepayments, etc. ALCO periodically reviews these assumptions for accuracy based on historical data and future expectations. Our ALCO policy requires that the base scenario assumes rates remain flat and is the scenario to which all others are compared in order to measure the change in net interest income and EVE. Policy limits are applied to the results of certain modeling scenarios. While the primary policy scenarios focus on a twelve month time frame for the earnings simulations model, longer time horizons are also modeled. All policy scenarios assume a static volume forecast where the balance sheet is held constant, although other scenarios are modeled.

<u>Earnings simulation model.</u> We believe interest rate risk is best measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations over that same 12-month period. To limit interest rate risk, we have policy guidelines for our earnings at risk which seek to limit the variance of net interest income in both gradual and instantaneous changes to interest rates. For instantaneous upward and downward changes in rates from management's flat interest rate forecast over the next twelve months, assuming a static balance sheet, the following estimated changes are calculated:

	Estimated % Change in Net Interest Income Over 12 Months	
	December 31, 2024	December 31, 2023
<u>Instantaneous Rate Change</u>		
300 bps increase	(1.5)%	2.9%
200 bps increase	(0.5)%	2.4%
100 bps increase	(0.2)%	1.4%
100 bps decrease	0.7%	(1.4)%
200 bps decrease	0.8%	(1.9)%
300 bps decrease	(1.2)%	(2.5)%

While an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, we believe that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, hedging activities we might take and changing product spreads that could mitigate any potential adverse impact of changes in interest rates.

The change in interest rate sensitivity between December 31, 2023 and December 31, 2024 set out in the table above is due to factors impacting both the asset and liability side of the balance sheet. Over the past year, floating-rate, short-term liquidity decreased as a percent of interest-earning assets while non-maturity deposits indexed to the federal funds rate increased as a percent of interest-bearing liabilities. These two factors were the primary drivers behind reduced asset sensitivity and a more neutral interest rate position at December 31, 2024 as compared to December 31, 2023.

The behavior of our deposit portfolio in the baseline forecast and in alternate interest rate scenarios set out in the table above is a key assumption in our projected estimates of net interest income. The projected impact on net interest income in the table above assumes no change in deposit portfolio size or mix from the baseline forecast in alternative rate environments. In higher rate scenarios, any customer activity resulting in the replacement of low-cost or noninterest-bearing deposits with higher-yielding deposits or market-based funding would reduce the assumed benefit of those deposits. The projected impact on net interest income in the table above also assumes a "through-the-cycle" non-maturity deposit beta which may not be an accurate predictor of actual deposit rate changes realized in scenarios of smaller and/or non-parallel interest rate movements.

At December 31, 2024, our earnings simulation model indicated we were in compliance with our policies for interest rate scenarios for which we model as required by our board approved Asset Liability Policy.

Economic value of equity model. While earnings simulation modeling attempts to determine the impact of a changing rate environment to our net interest income, our EVE model measures estimated changes to the economic values of our assets, liabilities and off-balance sheet items as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case EVE. We then shock rates as prescribed by our Asset Liability Policy and measure the sensitivity in EVE values for each of those shocked rate scenarios versus the base case. The Asset Liability Policy sets limits for those sensitivities. At December 31, 2024, our EVE modeling calculated the following estimated changes in EVE due to instantaneous upward and downward changes in rates:

Instantaneous Rate Change	December 31, 2024	December 31, 2023
300 bps increase	(17.6)%	(20.7)%
200 bps increase	(11.7)%	(14.4)%
100 bps increase	(5.9)%	(7.5)%
100 bps decrease	6.2%	6.5%
200 bps decrease	9.7%	2.2%
300 bps decrease	(2.4)%	1.3%

While an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, we believe that a gradual shift in interest rates would have a more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, hedging activities we might take and changing product spreads that could mitigate the adverse impact of changes in interest rates.

At December 31, 2024, our EVE model indicated we were in compliance with our policies for all interest rate scenarios for which we model as required by our board approved Asset Liability Policy.

Most likely earnings simulation models. We also analyze a most-likely earnings simulation scenario that projects the expected change in rates based on a forward yield curve adopted by management using expected balance sheet volumes forecasted by management. Separate growth assumptions are developed for loans, investments, deposits, etc. Other interest rate scenarios analyzed by management may include delayed rate shocks, yield curve steepening or flattening, or other variations in rate movements to further analyze or stress our balance sheet under various interest rate scenarios. Each scenario is evaluated by management. These processes assist management to better anticipate our financial results and, as a result, management may determine the need to invest in other operating strategies and tactics which might enhance results or better position the firm's balance sheet to reduce interest rate risk going forward.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Management's model governance, model implementation and model validation processes and controls are subject to review in our regulatory examinations to ensure they are in compliance with the most recent regulatory guidelines and industry and regulatory practices. Management utilizes a respected, sophisticated third party asset liability modeling software to help ensure implementation of management's assumptions into the model are processed as intended in a robust manner. That said, there are numerous assumptions regarding financial instrument behavior that are integrated into the model. The assumptions are formulated by combining observations gleaned from our historical studies of financial instruments and our best estimations of how these instruments may behave in the future given changes in economic conditions, technology, etc. These assumptions may prove to be inaccurate. Additionally, given the large number of assumptions built into our asset liability modeling software, it is difficult, at best, to compare our results to other firms.

ALCO may determine that Pinnacle Financial should over time become more or less asset or liability sensitive depending on the underlying balance sheet circumstances and our conclusions as to anticipated interest rate fluctuations in future periods. At present, ALCO has determined that its "most likely" rate scenario assumes one 25 basis point decrease in the Federal Funds Rate during 2025. Our "most likely" rate forecast is based primarily on information we acquire from a service which includes a consensus forecast of numerous interest rate benchmarks. We may implement additional actions designed to achieve our desired sensitivity position which could change from time to time.

We have in the past used, and may in the future continue to use, derivative financial instruments as one tool to manage our interest rate sensitivity, including in our mortgage lending program, while continuing to meet the credit and deposit needs of our customers. For further details on the derivatives we currently use, see *Note 15. Derivative Instruments* in the Notes to our Consolidated Financial Statements elsewhere in this Annual Report on Form 10-K.

We may also enter into interest rate swaps to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, even though they are not designated as hedging instruments.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

To assist in determining the adequacy of our liquidity, we perform a variety of liquidity stress tests including idiosyncratic, systemic and combined scenarios for both moderate and severe events. Liquidity is defined as the ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining our ability to meet the daily cash flow requirements of our customers, both depositors and borrowers. We seek to maintain a sufficiently liquid asset balance to ensure our ability to meet our obligations. The amount of the appropriate minimum liquid asset balance is determined through severe liquidity stress testing as measured by our liquidity coverage ratio calculation. At December 31, 2024, we were in compliance with our liquidity coverage ratio.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates, and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

As noted previously, Pinnacle Bank is a member of the FHLB and, pursuant to a borrowing agreement with the FHLB, has pledged certain assets pursuant to a blanket lien. As such, Pinnacle Bank may use the FHLB as a source of liquidity depending on the firm's ALCO strategies. Additionally, we may pledge additional qualifying assets or reduce the amount of pledged assets with the FHLB to increase or decrease our borrowing capacity at the FHLB. At December 31, 2024, we believe we had an estimated $2.6 billion in additional borrowing capacity with the FHLB; however, incremental borrowings are made via a formal request by Pinnacle Bank and the subsequent approval by the FHLB.

Pinnacle Bank also has accommodations with upstream correspondent banks for unsecured short-term advances which aggregate $105.0 million. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than one month. There were no outstanding borrowings under these agreements at December 31, 2024, or during the period then ended, although we test the availability of these accommodations periodically. Pinnacle Bank also had approximately $6.5 billion in available Federal Reserve discount window lines of credit at December 31, 2024.

Banking regulators have defined additional liquidity guidelines, through the issuance of the Basel III Liquidity Coverage Ratio (LCR) and the Modified LCR. These regulatory guidelines became effective January 2015 with phase in over subsequent years and require these large institutions to follow prescriptive guidance in determining an absolute level of a high quality liquid asset (HQLA) buffer that must be maintained on their balance sheets in order to withstand a potential liquidity crisis event. Although Pinnacle Financial follows the principles outlined in the Interagency Policy Statement on Liquidity Risk Management, issued March 2010, to determine its HQLA buffer, Pinnacle Financial is not currently subject to these regulations. However, these formulas could eventually be imposed on smaller banks, such as Pinnacle Bank, and require an increase in the absolute level of liquidity on our balance sheet, which could result in lower net interest margins for us in future periods.

At December 31, 2024, we had no individually significant commitments for capital expenditures. However, we believe the relocation of our headquarters in early 2025 does, as a whole, constitute a significant commitment for capital expenditure. We expect overall capital expenditures related to the relocation to approximate $47 million, inclusive of amounts we have already incurred, substantially all of which we expect to incur through mid-year 2025. As of December 31, 2024, we had incurred $39.9 million of capital expenditures for the relocation project. Additionally, expansion of our locations, including non-branch locations, will increase over an extended period of time across our footprint, including the markets to which we have recently expanded, and certain of our locations will be in need of required renovations. In future periods, these expansions and renovation projects may lead to additional equipment and occupancy expenses as well as related increases in salaries and benefits expense. In addition to the above noted expenditures, if we were to breach the terms of one of the leases entered into in the sale-leaseback transaction and the counterparty terminated the lease in accordance with its terms, we may be forced to expend significant amounts of capital expenditures to lease, procure and build or renovate a suitable replacement office. Additionally, we expect we will continue to incur costs associated with planned technology improvements to enhance the infrastructure of our firm.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns on their excess funds).

We have certain contractual obligations as of December 31, 2024, which by their terms have a contractual maturity and termination dates subsequent to December 31, 2024. Each of these commitments is noted throughout this *Item 7. Management's Discussion and Analysis*. Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months and that we will have adequate liquidity to meet our obligations over a longer-term as well.

Off-Balance Sheet Arrangements. At December 31, 2024, we had outstanding standby letters of credit of $387.3 million and unfunded loan commitments outstanding of $15.0 billion. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle Bank has the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from other financial institutions.

We follow the same credit policies and underwriting practices when making these commitments as we do for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments. At December 31, 2024, we had accrued $12.5 million related to expected credit losses associated with off-balance sheet commitments.

Risk Management

As a financial institution, we take on a certain amount of risk in every business decision, transaction and activity. Risk management does not eliminate risk, but seeks to achieve an appropriate balance between risk and reward, including return, which is critical to optimizing shareholder value. Understanding our risks and managing them appropriately can enhance our ability to make better decisions, deliver on objectives, and improve performance.

Our board of directors and members of senior management have identified major categories of risk: capital risk, liquidity risk, credit risk, market risk, strategic risk, reputational risk, cybersecurity risk, information technology risk, climate sustainability risk, BSA/AML/OFAC risk, compliance risk, asset liability management risk, HR employment practices risk and non-bank activities risk.

Role of Management

The Chief Risk Officer reports directly to the Board's Risk Committee and administratively to the Chief Executive Officer, providing overall vision, direction and leadership regarding the enterprise risk management framework. The Company modified the risk management framework in 2024 to implement a modified management-level Risk Management Committee led by the Chief Risk Officer to enhance overall risk oversight and foster more granular risk assessment analysis and discussions. The Risk Management Committee includes the leadership of the Company's Risk Management group as well as members of the Enterprise-Wide Risk

Management team. This committee meets at least quarterly and reviews materials detailing the Company's overall risk profile as well as identifies the most critical and emerging risks faced by the Company. This information is then used to develop more robust risk assessment analysis, which is shared and discussed with Company leadership including the Chief Executive Officer and the Risk Committee of our board of directors, which committee periodically reports on various risk oversight matters to our board of directors. The members of the Risk Management Committee are active participants in most management-level committees within the Company and all management-level risk committees. These additional management-level risk committees are responsible for effective risk measurement, management and reporting of their respective risk categories. The Chief Risk Officer is an active member of each of the management-level risk committees.

Risk appetite is an integral element of our business and capital planning processes through our Risk Committee and Risk Management Committee. We use our risk appetite processes to promote appropriate alignment of risk, capital and performance tactics, while also considering risk capacity and appetite constraints from both financial and non-financial risks. Our Risk Committee, in collaboration with our Risk Management Committee, approves our risk appetite on an annual basis, or more frequently, as needed to reflect changes in the risk environment, with the goal of ensuring that our risk appetite remains consistent with our strategic plans and business operations, regulatory environment and our shareholders' expectations. Reports relating to our risk appetite and strategic plans, and our ongoing monitoring thereof, are regularly presented to our various management-level risk oversight and planning committees and to the Risk Committee of our board of directors.

As noted above, we have a Risk Management Committee that provides regular oversight of specific areas of risk within the tolerances and framework established by our Risk Committee and board of directors. The Chief Risk Officer, as Chairman of our Risk Management Committee, reports on a regular basis to the Risk Committee of our board of directors regarding our enterprise-wide risk profile and other significant risk management issues. The materials presented to the Risk Committee summarize our risk profile as well as critical and emerging risks; detail all material instances where the Chief Risk Officer's assessment of risk differs from that of our senior management; highlight instances where risks exceed the Risk Committee's previously-established risk appetite tolerance levels; and discuss management actions and strategies in place to ensure risks are addressed and return to levels within our risk appetite tolerances. Our Chief Risk Officer also reports to the Risk Committee of the board of directors on the effectiveness of the design and implementation of our enterprise-wide risk management strategy and framework and his work with other senior associates to ensure the coordinated and consistent implementation of risk management initiatives and strategies on a day-to-day basis.

Various departments within Pinnacle Bank, working with our Chief Risk Officer, are responsible for developing policies and procedures to effectively monitor risks within their areas. Our compliance department is responsible for developing policies and procedures and monitoring our compliance with applicable laws and regulations. Our information technology department is responsible for maintaining a risk assessment of our information and cybersecurity risks and ensuring appropriate controls are in place in an effort to manage and control such risks, including designing appropriate testing plans to ensure the integrity of information and cybersecurity controls as discussed more fully in *Item 1C. Cybersecurity in Part I, Item 1* elsewhere in this Annual Report on Form 10-K. Further, our internal audit function performs an independent assessment of our internal controls environment and plays an integral role in testing the operation of the internal controls systems and reporting findings to management and our Audit Committee.

Additionally, we have various management committees monitoring and implementing policies to effectively monitor risk. Our Climate Sustainability management committee established in 2022 monitors the risk of compliance with applicable climate sustainability regulations as well as the physical and transition risks of our company. The Corporate Social Responsibility management committee is responsible for managing and implementing policy regarding certain Human Capital Risk both from an associate perspective as well as a supplier perspective. Additionally, our Risk Management Committee regularly assesses our enterprise-wide risk profile and key and emerging risk issues.

Role of the Board of Directors

In its oversight role of our risk management function, our board of directors, acting principally, but not exclusively, through a Risk Committee comprised solely of independent directors, focuses on the strategies, analyses and conclusions of management relating to identifying, understanding and managing risks so as to optimize total shareholder value, while balancing prudent business and safety and soundness considerations. The Risk Committee (or in some cases the full board of directors) fulfills the overarching oversight role for the risk management process, including approving risk appetite and tolerance levels, risk policies and limits, monitoring key and emerging risks, and reviewing risk assessment results. The Risk Committee strives to ensure that business decisions are executed within appropriate risk tolerances. The Risk Committee is responsible for overseeing senior management's establishment and operation of our risk framework and our strategic and capital plans are aligned with the risk appetite approved by the Risk Committee of our board of directors. The Risk Committee serves as the primary point of contact between our board of directors, our Chief Risk Officer and the rest of the Risk Management Committee.

In addition, oversight of certain risk is allocated to other committees of the board of directors that meet regularly and report to our board of directors, including the Audit, Climate Sustainability and Human Resources and Compensation Committees.

Our board of directors, acting through the Risk Committee, has approved a risk appetite statement from management that seeks to balance the amount of risk we are willing to take as we seek to achieve our financial performance objectives, i.e. growth, soundness and returns. As such, our board of directors, principally acting through the Risk Committee, routinely monitors a host of risk metrics from both business and operational units, as well as by risk category, in an effort to appropriately balance the manner in which our performance aligns with our risk appetite. The Risk Committee and members of senior management, including the Chief Risk Officer, review assessments of our risk ratings within each of our key areas of risk on a regular basis. The Chief Risk Officer's report to the Risk Committee includes the assessment and direction of risk within each key area, an assessment of critical factors that influence firm risks, emerging risks, as well as the status of risk actions management is taking to mitigate and control key risks. These reviews are done in an effort to ensure performance alignment with our risk appetite, and where appropriate, trigger adjustments to applicable business strategies and tactics where risks approach our risk tolerance limits.

Our board of directors believes that our enterprise-wide risk management process is effective and enables the board of directors to:
- assess the quality of the information we receive;
- understand the businesses, investments and financial, accounting, legal, regulatory and strategic considerations and the risks that we face;
- oversee and assess how senior management identifies, evaluates and manages risk within our risk appetite; and
- assess appropriately the quality of our enterprise-wide risk management process.

Recently Adopted and Issued Accounting Pronouncements

See "Part II- Item 8. Financial Statements - Note 1. - Summary of Significant Accounting Policies" of this Report for further information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The response to this Item is included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations", on pages 52 through 83 and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS

Pinnacle Financial Partners, Inc. and Subsidiaries

Consolidated Financial Statements

Table of Contents

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment we believe that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on the criteria set forth by COSO.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting. This report appears on page 90 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Pinnacle Financial Partners, Inc.
Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2025 expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Reasonable and Supportable Forecast

As described in Note 1 Summary of Significant Accounting Policies and Note 5 Loans and Allowance for Credit Losses to the consolidated financial statements, the Company's consolidated allowance for credit losses on loans was $414.5 million as of December 31, 2024, and provision for credit losses on loans was $125.6 million for the year then ended. The Company primarily employed a probability of default ("PD") and loss given default ("LGD") modeling approach. The PD assumption of the Company's ACL model utilized historical correlations between default experience, loan level attributes, and certain macroeconomic factors as determined through a statistical regression analysis. Projected macroeconomic factors obtained from an independent third party are utilized to predict quarterly loss rates of default based on the statistical PD models. Adjustments are made to predicted default rates based on other quantitative and qualitative information not utilized as a direct input in the statistical models. The predicted quarterly default rates are then applied to the estimated future exposure at default over a period of time determined to be reasonable and supportable, and then projected losses revert to long term historical averages. The Company applies subjective judgments and assumptions in the selection and application of the projected macroeconomic conditions estimating the reasonable and supportable forecast.

As the estimation of the reasonable and supportable forecast, including selection and application of the projected macroeconomic conditions, involves subjective judgments and assumptions by management, the audit procedures involved challenging and subjective auditor judgment. Therefore, we identified the selection and application of projected macroeconomic conditions used in estimating the reasonable and supportable forecast as a critical audit matter.

The primary audit procedures we performed to address this critical audit matter included the following:

Tested the effectiveness of the Company's controls over the reasonable and supportable forecast including:

- Evaluated relevance, reliability, and sensitivity of assumptions used in the forecast model.
- Evaluated reasonableness of the selection and application of the projected macroeconomic scenarios used in the reasonable and supportable forecast.
- Evaluated reasonableness of the model output and verified completeness and accuracy of inputs used in the model.

Performed substantive testing over the reasonable and supportable forecast including:

- Evaluated the relevance and reliability of the data and reasonableness of the assumptions used in the forecast model.
- Evaluated the reasonableness of the selection and application of the projected macroeconomic scenarios used in the reasonable and supportable forecast.
- Evaluated the reasonableness of the calculation output and tested the completeness and accuracy of inputs used in the model.

/s/ Crowe LLP

We have served as the Company's auditor since 2016.

Denver, Colorado
February 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Pinnacle Financial Partners, Inc.
Nashville, Tennessee

Opinion on Internal Control over Financial Reporting

We have audited Pinnacle Financial Partners, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements") and our report dated February 25, 2025 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Crowe LLP

Denver, Colorado
February 25, 2025

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(in thousands) December 31,	
ASSETS	**2024**	**2023**
Cash and noninterest-bearing due from banks	$ 320,320	$ 228,620
Restricted cash	93,645	86,873
Interest-bearing due from banks	3,021,960	1,914,856
Cash and cash equivalents	3,435,925	2,230,349
Securities purchased under agreements to resell	66,449	558,009
Securities available-for-sale, at fair value	5,582,369	4,317,530
Securities held-to-maturity (fair value of $2.6 billion and $2.8 billion, net of allowance for credit losses of $1.7 million and $1.7 million at Dec. 31, 2024 and 2023, respectively)	2,798,899	3,006,357
Consumer loans held-for-sale	175,627	104,217
Commercial loans held-for-sale	19,700	9,280
Loans	35,485,776	32,676,091
Less allowance for credit losses	(414,494)	(353,055)
Loans, net	35,071,282	32,323,036
Premises and equipment, net	311,277	256,877
Equity method investment	436,707	445,223
Accrued interest receivable	214,080	217,491
Goodwill	1,849,260	1,846,973
Core deposits and other intangible assets	21,423	27,465
Other real estate owned	1,278	3,937
Other assets	2,605,173	2,613,139
Total assets	$ 52,589,449	$ 47,959,883
Deposits:		
Non-interest-bearing	$ 8,170,448	$ 7,906,502
Interest-bearing	14,125,194	11,365,349
Savings and money market accounts	16,197,397	14,427,206
Time	4,349,953	4,840,753
Total deposits	42,842,992	38,539,810
Securities sold under agreements to repurchase	230,244	209,489
Federal Home Loan Bank advances	1,874,134	2,138,169
Subordinated debt and other borrowings	425,821	424,938
Accrued interest payable	55,619	66,967
Other liabilities	728,758	544,722
Total liabilities	46,157,568	41,924,095
Shareholders' equity:		
Preferred stock, no par value; 10.0 million shares authorized; 225,000 shares non-cumulative perpetual preferred stock, Series B, liquidation preference $225.0 million, issued and outstanding at Dec. 31, 2024 and 2023, respectively	217,126	217,126
Common stock, par value $1.00; 180.0 million shares authorized; 77.2 million and 76.8 million shares issued and outstanding at Dec. 31, 2024 and 2023, respectively	77,242	76,767
Additional paid-in capital	3,129,680	3,109,493
Retained earnings	3,175,777	2,784,927
Accumulated other comprehensive loss, net of taxes	(167,944)	(152,525)
Total shareholders' equity	6,431,881	6,035,788
Total liabilities and shareholders' equity	$ 52,589,449	$ 47,959,883

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share information)

	For the years ended December 31,		
	2024	2023	2022
Interest income:			
Loans, including fees	$ 2,221,063	$ 1,950,365	$ 1,182,492
Securities:			
Taxable	220,666	140,308	67,063
Tax-exempt	97,779	97,625	81,522
Federal funds sold and other	158,590	165,070	42,858
Total interest income	2,698,098	2,353,368	1,373,935
Interest expense:			
Deposits	1,203,455	983,118	204,119
Securities sold under agreements to repurchase	5,392	3,744	794
Federal Home Loan Bank advances and other borrowings	123,661	104,388	39,729
Total interest expense	1,332,508	1,091,250	244,642
Net interest income	1,365,590	1,262,118	1,129,293
Provision for credit losses	120,589	93,596	67,925
Net interest income after provision for credit losses	1,245,001	1,168,522	1,061,368
Noninterest income:			
Service charges on deposit accounts	59,394	49,223	44,675
Investment services	67,572	52,432	46,441
Insurance sales commissions	13,753	13,670	12,186
Gains on mortgage loans sold, net	11,136	6,511	7,268
Investment gains (losses) on sales, net	(71,854)	(19,674)	156
Trust fees	33,219	26,683	23,511
Income from equity method investment	63,172	85,402	145,466
Gain on sale of fixed assets	2,258	86,048	457
Other noninterest income	192,528	132,958	135,964
Total noninterest income	371,178	433,253	416,124
Noninterest expense:			
Salaries and employee benefits	621,031	531,828	510,175
Equipment and occupancy	166,002	138,980	109,672
Other real estate expense, net	220	315	280
Marketing and other business development	26,668	23,914	21,073
Postage and supplies	12,049	11,143	10,168
Amortization of intangibles	6,254	7,090	7,810
Other noninterest expense	202,746	174,499	120,821
Total noninterest expense	1,034,970	887,769	779,999
Income before income taxes	581,209	714,006	697,493
Income tax expense	106,153	151,854	136,751
Net income	$ 475,056	$ 562,152	$ 560,742
Preferred stock dividends	(15,192)	(15,192)	(15,192)
Net income available to common shareholders	$ 459,864	$ 546,960	$ 545,550
Per share information:			
Basic net income per common share	$ 6.01	$ 7.20	$ 7.20
Diluted net income per common share	$ 5.96	$ 7.14	$ 7.17
Weighted average common shares outstanding:			
Basic	76,460,926	76,016,370	75,735,404
Diluted	77,131,330	76,647,543	76,133,865

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income:	$ 475,056	$ 562,152	$ 560,742
Other comprehensive income (loss), net of tax:			
Changes in fair value on available-for-sale securities, net of tax	(34,608)	48,038	(283,382)
Changes in fair value of cash flow hedges, net of tax	(19,902)	(7,414)	1,002
Accretion of net unrealized gains on securities transferred from available-for-sale to held-to-maturity, net of tax	(6,010)	(7,454)	(5,477)
Net gain on cash flow hedges reclassified from other comprehensive income into net income, net of tax	(8,999)	(9,689)	(9,975)
Net loss (gain) on sale of investment securities reclassified from other comprehensive income into net income, net of tax	54,100	14,755	(115)
Total other comprehensive income (loss), net of tax	(15,419)	38,236	(297,947)
Total comprehensive income	$ 459,637	$ 600,388	$ 262,795

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share information)
For the each of the years in the three-year period ended December 31, 2024

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
December 31, 2021	$ 217,126	76,143	$ 76,143	$ 3,045,802	$ 1,864,350	$ 107,186	$ 5,310,607
Exercise of employee common stock options, stock appreciation rights and related tax benefits	—	16	16	312	—	—	328
Preferred dividends paid	—	—	—	—	(15,192)	—	(15,192)
Common dividends paid	—	—	—	—	(68,194)	—	(68,194)
Issuance of restricted common shares, net of forfeitures	—	250	250	(250)	—	—	—
Restricted shares withheld for taxes & related tax benefit	—	(51)	(51)	(4,991)	—	—	(5,042)
Issuance of common stock pursuant to performance-based vesting (PSUs) and time-based vesting (RSUs) restricted stock units, net of shares withheld for taxes and related tax benefit	—	96	96	(5,558)	—	—	(5,462)
Compensation expense for restricted shares, RSUs and PSUs	—	—	—	39,552	—	—	39,552
Net income	—	—	—	—	560,742	—	560,742
Other comprehensive loss	—	—	—	—	—	(297,947)	(297,947)
December 31, 2022	$ 217,126	76,454	$ 76,454	$ 3,074,867	$ 2,341,706	$ (190,761)	$ 5,519,392
Cumulative change due to accounting pronouncement [1]	—	—	—	—	(35,002)	—	(35,002)
Exercise of employee common stock options, stock appreciation rights and related tax benefits	—	40	40	931	—	—	971
Preferred dividends paid	—	—	—	—	(15,192)	—	(15,192)
Common dividends paid	—	—	—	—	(68,737)	—	(68,737)
Issuance of restricted common shares, net of forfeitures	—	235	235	(235)	—	—	—
Restricted shares withheld for taxes & related tax benefit	—	(59)	(59)	(4,127)	—	—	(4,186)
Issuance of common stock pursuant to PSUs and RSUs, net of shares withheld for taxes and related tax benefit	—	97	97	(3,822)	—	—	(3,725)
Compensation expense for restricted shares, RSUs and PSUs	—	—	—	41,879	—	—	41,879
Net income	—	—	—	—	562,152	—	562,152
Other comprehensive income	—	—	—	—	—	38,236	38,236
December 31, 2023	$ 217,126	76,767	$ 76,767	$ 3,109,493	$ 2,784,927	$ (152,525)	$ 6,035,788
Preferred dividends paid	—	—	—	—	(15,192)	—	(15,192)
Common dividends paid	—	—	—	—	(69,014)	—	(69,014)
Issuance of restricted common shares, net of forfeitures	—	232	232	(232)	—	—	—
Restricted shares withheld for taxes & related tax benefit	—	(68)	(68)	(5,774)	—	—	(5,842)
Issuance of common stock pursuant to PSUs and RSUs, net of shares withheld for taxes and related tax benefit	—	311	311	(14,741)	—	—	(14,430)
Compensation expense for restricted shares, RSUs and PSUs	—	—	—	40,934	—	—	40,934
Net income	—	—	—	—	475,056	—	475,056
Other comprehensive loss	—	—	—	—	—	(15,419)	(15,419)
December 31, 2024	$ 217,126	77,242	$ 77,242	$ 3,129,680	$ 3,175,777	$ (167,944)	$ 6,431,881

[1] Represents the impact of Banker's Healthcare Group's adoption of ASU 2016-13. See *Note 2. Equity Method Investment.*

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31,		
	2024	**2023**	**2022**
Operating activities:			
Net income	$ 475,056	$ 562,152	$ 560,742
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization/accretion of premium/discount on securities	51,028	58,792	65,838
Depreciation, amortization and accretion	98,582	78,698	62,298
Provision for credit losses	120,589	93,596	67,925
Gains on mortgage loans sold, net	(11,136)	(6,511)	(7,268)
Investment losses (gains) on sales, net	71,854	19,674	(156)
Gain on other equity investments, net	(17,112)	(8,732)	(10,605)
Stock-based compensation expense	40,934	41,879	39,552
Deferred tax expense (benefit)	(19,351)	72,368	19,740
Losses (gains) on disposition of other real estate and other investments	130	13	(179)
Gain on sale of fixed assets	(2,258)	(86,048)	(457)
Gain on remeasurement of previously held noncontrolling interest	—	—	(5,500)
Income from equity method investment	(63,172)	(85,402)	(145,466)
Dividends received from equity method investment	71,689	36,694	63,114
Excess tax benefit from stock compensation	(2,806)	(208)	(3,027)
Gains on commercial loans sold, net	(1,403)	(643)	(2,275)
Commercial loans held for sale originated	(275,558)	(368,588)	(498,312)
Commercial loans held for sale sold	266,541	381,045	497,180
Consumer loans held for sale originated	(2,501,976)	(1,754,147)	(1,578,168)
Consumer loans held for sale sold	2,441,701	1,698,679	1,589,005
Decrease (increase) in other assets	6,524	(262,851)	(82,436)
Increase (decrease) in other liabilities	154,450	7,944	(26,620)
Net cash provided by operating activities	904,306	478,404	604,925
Investing activities:			
Activities in securities available-for-sale:			
Purchases	(2,649,357)	(1,114,808)	(699,293)
Sales	898,880	312,574	29,501
Maturities, prepayments and calls	324,630	139,251	417,348
Activities in securities held-to-maturity:			
Purchases	(5,000)	—	(968,449)
Maturities, prepayments and calls	183,341	43,639	74,770
Net decrease (increase) in securities purchased under agreements to resell	491,560	(44,733)	486,724
Increase in loans, net	(2,946,232)	(3,812,426)	(5,508,750)
Purchase of loans	(10,042)	—	(125,600)
Proceeds from sale of loans	69,812	117,216	—
Purchases of premises and equipment and software	(94,516)	(78,256)	(63,522)
Purchase of bank owned life insurance	—	(244,000)	(100,000)
Proceeds from bank owned life insurance settlement	4,160	3,992	1,951
Proceeds from bank owned life insurance surrender	141,308	—	—
Proceeds from sales of software, premises, and equipment	5,946	198,920	698
Acquisitions, net of cash acquired	—	—	(30,896)
Proceeds from sale of other real estate	4,308	6,018	994
Purchase of derivative instruments	—	—	(95,734)
Proceeds from sale (purchase) of Federal Home Loan Bank stock, net	5,181	(36,829)	(12,389)
Purchase of other intangible assets	(2,499)	—	(825)
Increase in other investments	(93,932)	(92,997)	(90,967)
Net cash used in investing activities	(3,672,452)	(4,602,439)	(6,684,439)

(in thousands)	For the years ended December 31,		
	2024	**2023**	**2022**
Financing activities:			
Net increase in deposits	4,303,213	3,578,604	3,661,396
Net increase in securities sold under agreements to repurchase	20,755	14,579	42,351
Federal Home Loan Bank: Advances	454,650	3,425,000	500,000
Federal Home Loan Bank: Repayments/maturities	(700,034)	(1,750,001)	(925,000)
Repayment of other borrowings	—	—	(29,547)
Principal payments of finance lease obligation	(384)	(311)	(281)
Issuance of common stock pursuant to performance-based vesting (PSUs) and time-based vesting (RSUs) restricted stock units, net of shares withheld for taxes and related tax benefit	(14,430)	(3,725)	(5,462)
Exercise of common stock options, net of shares surrendered for taxes	(5,842)	(3,215)	(4,714)
Common stock dividends paid	(69,014)	(68,737)	(68,194)
Preferred stock dividends paid	(15,192)	(15,192)	(15,192)
Net cash provided by financing activities	3,973,722	5,177,002	3,155,357
Net increase (decrease) in cash, cash equivalents, and restricted cash	1,205,576	1,052,967	(2,924,157)
Cash, cash equivalents and restricted cash, beginning of year	2,230,349	1,177,382	4,101,539
Cash, cash equivalents and restricted cash, end of year	$ 3,435,925	$ 2,230,349	$ 1,177,382

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) is a financial holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle Bank (Pinnacle Bank). Pinnacle Bank is a Tennessee state-chartered commercial bank headquartered in Nashville, Tennessee. Pinnacle Bank also holds a 49% interest in Bankers Healthcare Group, LLC (BHG), a company that primarily serves as a full-service commercial loan provider to healthcare and other professional practices and providers but also makes consumer loans for various purposes. The investment in BHG previously held by Pinnacle Financial was contributed to Pinnacle Bank effective September 30, 2022. Pinnacle Bank provides a full range of banking services, including investment, mortgage, insurance and comprehensive wealth management services, in several primarily urban markets and their surrounding communities.

On March 1, 2022, Pinnacle Bank acquired the remaining 80% outstanding membership interest of JB&B Capital, LLC (JB&B) that it did not previously own for a cash price of $32.0 million. JB&B is a commercial equipment financing business headquartered in Knoxville, TN. Pinnacle Bank had previously acquired 20% of JB&B in 2017. Pinnacle Financial accounted for the acquisition of JB&B under the acquisition method in accordance with Accounting Standards Codification (ASC) Topic 805, *Business Combinations*. Accordingly, the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of the acquisition. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. At the acquisition date JB&B's net assets were initially recorded at a fair value of $12.9 million, consisting mainly of loans and leases receivable. JB&B's $29.5 million of indebtedness was also paid off in connection with consummation of the acquisition. The preexisting noncontrolling interest of JB&B held by Pinnacle Bank was remeasured at a fair value of $8.0 million on the acquisition date resulting in a gain on remeasurement of $5.5 million that was recorded in other noninterest income during the year ended December 31, 2022. The purchase price allocations for the acquisition of JB&B were finalized during the first quarter of 2023.

During 2024, a subsidiary of Pinnacle Bank completed an asset purchase for a cash price of $2.5 million that impacted goodwill and intangible assets as shown in the table below. Pinnacle Financial accounted for the asset purchase under the acquisition method in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations. Accordingly, the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of the acquisition. As all assets purchased were considered intangible in nature, the purchase price was allocated between intangible assets and goodwill based on the estimated fair value of assets purchased. The purchase price allocations for the asset purchase are preliminary and will be finalized upon the receipt of final valuations of intangible assets but are not expected to materially change.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its direct and indirect wholly-owned subsidiaries. Certain statutory trust affiliates of Pinnacle Financial, as noted in Note 10. Other Borrowings, are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses and the determination of any impairment of goodwill or intangible assets. It is reasonably possible Pinnacle Financial's estimate of the allowance for credit losses and determination of impairment of intangible assets could change as a result of the uncertainty in current macroeconomic conditions. The resulting change in these estimates could be material to Pinnacle Financial's consolidated financial statements.

Impairment — Long-lived assets, including purchased intangible assets subject to amortization, such as core deposit intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Pinnacle Financial had $21.4 million and $27.5 million of long-lived intangibles at December 31, 2024 and 2023, respectively.

Goodwill is evaluated for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. ASC 350, *Intangibles - Goodwill and Other,* provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity performs a qualitative assessment and determines it is necessary, or if a qualitative assessment is not performed, the entity is required to perform a one-step test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If, based on a qualitative assessment, an entity determines that the fair value of a reporting unit is more than its carrying amount, the one-step goodwill impairment test is not required.

Pinnacle Financial performed a qualitative assessment of goodwill as of September 30, 2024, its annual assessment date, by examining changes in macroeconomic conditions, industry and market conditions, overall financial performance, cost factors and other relevant entity-specific events, including changes in the share price of Pinnacle Financial's common stock. The results of the qualitative assessment indicated that it was more likely than not that the estimated fair value of Pinnacle Financial's sole reporting unit exceeded its carrying value amount at September 30, 2024 and, therefore, no goodwill impairment was recorded.

Should Pinnacle Financial's common stock price decline below book value per share and remain below book value per share for an extended duration or other impairment indicators become known, additional impairment testing of goodwill may be required. Should it be determined in a future period that the goodwill has become impaired, then a charge to earnings will be recorded in the period such determination is made. The following table presents activity for goodwill and other intangible assets (in thousands):

	Goodwill	Core deposit and other intangible assets	Total
Balance at December 31, 2023	$ 1,846,973	$ 27,465	$ 1,874,438
Acquisitions and purchase of other intangible asset	2,287	212	2,499
Amortization	—	(6,254)	(6,254)
Balance at December 31, 2024	$ 1,849,260	$ 21,423	$ 1,870,683

The following table presents the gross carrying amount and accumulated amortization for the core deposit and other intangible assets (in thousands):

	December 31, 2024	December 31, 2023
Gross carrying amount	$ 117,423	$ 117,211
Accumulated amortization	(96,000)	(89,746)
Net book value	$ 21,423	$ 27,465

Cash Equivalents and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold, short-term discount notes and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2024 as follows (in thousands):

	For the years ended December 31,		
	2024	**2023**	**2022**
Cash Payments:			
Interest	$ 1,342,635	$ 1,042,542	$ 236,463
Income taxes paid	30,763	99,890	128,850
Noncash Transactions:			
Loans charged-off to the allowance for credit losses	99,205	76,725	54,176
Loans foreclosed upon with repossessions transferred to other real estate	1,780	2,016	230
Loans foreclosed upon with repossessions transferred to other repossessed assets	197	561	—
Available-for-sale securities transferred to held-to-maturity portfolio	—	—	1,059,737
Proceeds receivable from restructure of bank owned life insurance policies	—	141,547	—
Right-of-use assets recognized in the period in exchange for lease obligations	26,428	205,776	42,413

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may be shorter than the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method and are recorded on the trade date of the sale.

Periodically, available-for-sale securities may be sold or the composition of the portfolio realigned to improve yields, quality or marketability, to implement changes in investment or asset/liability strategy, including maintaining collateral requirements and raising funds for liquidity purposes or in preparation of anticipated changes in market interest rates. Additionally, if an available-for-sale security loses its investment grade, tax-exempt status, the underlying credit support is terminated or collection otherwise becomes uncertain based on factors known to management, Pinnacle Financial will consider selling the security, but will review each security on a case-by-case basis as these factors become known.

Allowance for Credit Losses - Securities Held-to-Maturity — Expected credit losses on debt securities classified as held-to-maturity are measured on a collective basis by major security type. Pinnacle has a zero loss expectation for certain securities within the portfolio, including U.S. treasury securities in addition to U.S government agency securities and residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac, and accordingly, no allowance for credit losses is estimated for these securities. The remainder of the portfolio consists substantially of municipal securities rated A or higher by the ratings agencies. The estimates of expected credit losses for the municipal securities and corporate notes and other securities are based on historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The credit models utilized rely on regression analyses to predict probability of default (PD) based on projected macroeconomic factors, including unemployment rates and gross domestic product (GDP), among others. A reasonable and supportable period of twenty-four months and reversion period of eight months is utilized to estimate credit losses on held-to-maturity municipal and corporate securities. The allowance is increased through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off.

Allowance for Credit Losses - Securities Available-for-Sale — For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, Pinnacle Financial assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through net income. If neither criteria is met, Pinnacle Financial evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded through provision for credit losses for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income.

Securities Purchased Under Agreements to Resell — Pinnacle Financial has entered into repurchase agreement transactions with certain financial institution counterparties under agreements to resell the securities. Securities purchased under agreements to resell are reflected in the accompanying consolidated balance sheets at the amount of cash held by the counterparty in connection with each transaction. Certain of these agreements may contain penalties for terminating the agreements prior to their maturity dates. During 2024, Pinnacle Financial terminated an agreement to resell $500.0 million of securities purchased with an agreement to resell to reposition these funds into higher yielding assets. In connection with terminating the agreement, Pinnacle Financial paid approximately $27.6 million in fees which are included in other noninterest expense.

Loans held-for-sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when legal title to the loans has been transferred to the purchaser and sales proceeds have been received and are reflected in the accompanying consolidated statement of income in gains on mortgage loans sold, net of related costs such as compensation expenses, for mortgage loans, and as a component of other noninterest income for commercial loans held-for-sale.

Loans — Pinnacle Financial uses the following loan segments for financial reporting purposes: owner occupied commercial real estate mortgage, non-owner occupied commercial real estate, consumer real estate mortgage, construction and land development, commercial and industrial and consumer and other. The appropriate classification is determined based on the underlying collateral utilized to secure each loan. These classifications are consistent with those utilized in the Quarterly Report of Condition and Income filed by Pinnacle Bank with the Federal Deposit Insurance Corporation (FDIC).

Loans are reported at their outstanding principal balances, net of applicable purchase accounting and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method. At December 31, 2024 and 2023, net deferred loan fees of $3.7 million and $4.8 million, respectively, were included as a reduction to loans on the accompanying consolidated balance sheets.

As part of our routine credit monitoring process, commercial loans receive risk ratings by the assigned financial advisor and are subject to validation by our independent loan review department. Risk ratings are categorized as pass, special mention, substandard, substandard-nonaccrual or doubtful-nonaccrual. Pinnacle Financial believes that its categories follow those outlined by the FDIC, Pinnacle Bank's primary federal regulator. At December 31, 2024, approximately 80.3% of Pinnacle Financial's loan portfolio was specifically assigned a risk rating. Certain consumer loans and commercial relationships that possess certain qualifying characteristics, including individually smaller balances, are generally not assigned an individual risk rating but are evaluated collectively for credit risk as a homogeneous pool of loans and individually as either accrual or nonaccrual based on the performance of the loan.

Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower, which generally is the case but is not limited to when the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current interest income. Interest income is subsequently recognized only if certain cash payments are received while the loan is classified as nonaccrual, but interest income recognition is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. A nonaccrual loan is returned to accruing status once the loan has been brought current as to principal and interest and collection is reasonably assured or the loan has been well-secured through other techniques.

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Purchased Loans — Purchased loans, including loans acquired through a merger, are initially recorded at fair value on the date of purchase. Purchased loans that contain evidence of post-origination credit deterioration as of the purchase date are carried at the net present value of expected future cash flows. All other purchased loans are recorded at their initial fair value, and adjusted for subsequent advances, pay downs, amortization or accretion of any fair value premium or discount on purchase, charge-offs and any other adjustment to carrying value. In accordance with ASC Topic 805, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities as of the acquisition date. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the day 1 fair values (Day 1 Fair Values).

At the time of acquisition, management evaluates all purchased loans using a variety of factors such as current classification or risk rating, past due status and history as a component of the fair value determination. For those purchased loans without evidence of credit deterioration, management evaluates each reviewed loan using an internal grading system with a grade assigned to each loan at the date of acquisition. To the extent that any purchased loan is not specifically reviewed, such loan is assumed to have characteristics similar to the characteristics of the specifically reviewed acquired portfolio of purchased loans. The grade for each purchased loan without evidence of credit deterioration is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to Pinnacle Financial that provides material insight regarding the loan's performance, the borrower's capacity to repay or the underlying collateral.

In determining the Day 1 Fair Values of purchased loans without evidence of post-origination credit deterioration at the date of acquisition, management includes (i) no carryover of any previously recorded allowance for credit losses (allowance) and (ii) an adjustment of the unpaid principal balance to reflect an appropriate market rate of interest and expected loss, given the risk profile and risk rating assigned to each loan. This adjustment is accreted into earnings as a yield adjustment, using the effective yield method, over the remaining life of each loan.

Purchased loans that contain evidence of credit deterioration on the date of purchase are individually evaluated by management to determine the estimated fair value of each loan. This evaluation includes no carryover of any previously recorded allowance. In determining the estimated fair value of purchased loans with evidence of credit deterioration, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods and net present value of cash flows expected to be received.

In determining the Day 1 Fair Values of purchased loans with evidence of credit deterioration, management calculates a non-accretable difference (the credit risk component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management's determination of the Day 1 Fair Values. Subsequent increases in expected cash flows will result in an adjustment to accretable yield, which will have a positive impact on interest income. Subsequent decreases in expected cash flows will generally result in increased provision for credit losses. Subsequent increases in expected cash flows following any previous decrease will result in a reversal of the provision for credit losses to the extent of prior charges and then an adjustment to accretable yield. The accretable difference on purchased loans with evidence of credit deterioration is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. For purchased loans with evidence of credit deterioration for which the expected cash flows cannot be forecasted, these loans are deemed to be collateral dependent, are recorded at their fair value and are placed on nonaccrual, with interest payments recorded on a cash basis, as appropriate.

Allowance for Credit Losses - Loans — Pinnacle Financial estimates its allowance for credit losses in accordance with the Current Expected Credit Losses (CECL) methodology. Pinnacle Financial's management assesses the adequacy of the allowance on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay a loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of the allowance for credit losses maintained by management is believed adequate to absorb all expected future losses inherent in the loan portfolio at the balance sheet date. The allowance is increased through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off.

The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics. Pinnacle Financial has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

- *Owner occupied commercial real estate mortgage loans* - Owner occupied commercial real estate mortgage loans are secured by commercial office buildings, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. For such loans, repayment is largely dependent upon the operation of the borrower's business.
- *Non-owner occupied commercial real estate loans* - These loans represent investment real estate loans secured by office buildings, industrial buildings, warehouses, retail buildings, and multifamily residential housing. Repayment is primarily dependent on lease income generated from the underlying collateral.
- *Consumer real estate mortgage loans* - Consumer real estate mortgage loans consist primarily of loans secured by 1-4 family residential properties, including home equity lines of credit. Repayment is primarily dependent on the personal cash flow of the borrower.
- *Construction and land development loans* - Construction and land development loans include loans where the repayment is dependent on the successful completion and eventual sale, refinance or operation of the related real estate project. Construction and land development loans include 1-4 family construction projects and commercial construction endeavors such as warehouses, apartments, office and retail space and land acquisition and development.
- *Commercial and industrial loans* - Commercial and industrial loans include loans and leases to business enterprises issued for commercial, industrial and/or other professional purposes. These loans are generally secured by equipment, inventory, and accounts receivable of the borrower and repayment is primarily dependent on business cash flows.
- *Consumer and other loans* - Consumer and other loans include all loans issued to individuals not included in the consumer real estate mortgage classification. Examples of consumer and other loans are automobile loans, consumer credit cards and loans to finance education, among others. Many consumer loans are unsecured. Repayment is primarily dependent on the personal cash flow of the borrower.

For commercial real estate, consumer real estate, construction and land development, and commercial and industrial loans, Pinnacle Financial primarily utilizes a probability of default (PD) and loss given default (LGD) modeling approach. These models utilize historical correlations between default experience, loan level attributes and certain macroeconomic factors as determined through a statistical regression analysis. All loan segments modeled using this approach incorporate one or more macroeconomic drivers. Macroeconomic factors used in the model include the unadjusted and seasonally adjusted unemployment rate, gross domestic product, commercial property price index, consumer credit, commercial real estate price index, household debt ratio, household financial obligations ratio, and certain home price indices. Projections of these macroeconomic factors, obtained from an independent third party, are utilized to predict quarterly rates of default based on the statistical PD models. Adjustments are made to predicted default rates as considered necessary for each loan segment based on other quantitative and qualitative information not utilized as a direct input into the statistical models. The predicted quarterly default rates are then applied to the estimated future exposure at default (EAD), as determined based on contractual amortization terms and estimated prepayments. An estimated LGD, determined based on historical loss experience, is then applied to the quarterly defaulted balances for each loan segment to estimate future losses of the loan's amortized cost.

Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. The reasonable and supportable period and reversion period are re-evaluated each quarter by Pinnacle Financial and are dependent on the current economic environment among other factors. At December 31, 2024, a reasonable and supportable period of fifteen months was utilized for all loan segments, followed by a twelve month straight line reversion to long term averages.

For the consumer and other loan segment, a loss rate approach is utilized. For these loans, historical charge off rates are applied to projected future balances, as determined in the same manner as EAD for the statistically modeled loan segments. For credit cards, which have no amortization terms or contractual maturities and are unconditionally cancellable, future balances are estimated based on expected payment volume applied to the current balance.

The estimated loan losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management but measured by objective measurements period over period. The data for each measurement may be obtained from internal or external sources. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements over time. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon quarterly trend assessments in portfolio concentrations, policy exceptions, associate retention, independent loan review results, competition and peer group credit quality trends. The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors. Additional qualitative considerations are made for any identified risk which did not exist within our portfolio historically and therefore may not be adequately addressed through evaluation of such risk factor based on historical portfolio trends as previously discussed.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Individual evaluations are generally performed for loans greater than $1.0 million which have experienced significant credit deterioration. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral. For loans individually evaluated for which repayment is expected to be provided substantially through the operation or sale of the collateral, Pinnacle Financial has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of the collateral, with selling costs considered in the event sale of the collateral is expected.

The starting point for the estimate of the allowance for credit losses on loans is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. Pinnacle Financial uses a PD/LGD model to determine the allowance for credit losses on loans. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses on loans because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses on loans is generally not recorded upon modification. Occasionally, a loan modification will be granted by providing principal forgiveness on certain loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses on loans. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses on loans.

In some cases, a loan restructuring will result in providing multiple types of modifications. Typically, one type of modification, such as a payment delay or term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification, such as principal forgiveness or an interest rate reduction, may be granted. Additionally, multiple types of modifications may be made on the same loan within the current reporting period. Such a combination is at least two of the following: a payment delay, term extension, principal forgiveness and interest rate reduction. Upon determination that a modified loan (or portion of the loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses on loans is adjusted by the same amount.

In assessing the adequacy of the allowance for credit losses on loans, Pinnacle Financial considers the results of Pinnacle Financial's ongoing independent loan review process. Pinnacle Financial undertakes this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in its overall evaluation of the risk characteristics of the entire loan portfolio. Its loan review process includes the judgment of management, independent internal loan reviewers and reviews that may have been conducted by third-party reviewers including regulatory examiners. Pinnacle Financial incorporates relevant loan review results in the allowance.

In accordance with CECL, losses are estimated over the remaining contractual terms of loans, adjusted for prepayments. The contractual term excludes expected extensions, renewals and modifications unless management has a reasonable expectation at the reporting date that a modification will be executed or such renewals, extensions or modifications are included in the original loan agreement and are not unconditionally cancellable by Pinnacle Financial.

Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding, purchase discounts and premiums, deferred loan fees and costs and accrued interest receivable. Accrued interest receivable is presented separately on the balance sheets and as allowed under Accounting Standards Update (ASU) 2016-13 Financial Instruments - Credit Losses is excluded from the tabular loan disclosures in Note 5. Loans and Allowance for Credit Losses.

While policies and procedures used to estimate the allowance for credit losses on loans, as well as the resultant provision for credit losses charged to income, are considered adequate by management and are reviewed periodically by regulators, model validators and internal audit, they are necessarily approximate and imprecise. There are factors beyond Pinnacle Financial's control, such as changes in projected economic conditions, real estate markets or particular industry conditions which may materially impact asset quality and the adequacy of the allowance for credit losses on loans and thus the resulting provision for credit losses.

Allowance for Credit Losses on Off Balance Sheet Credit Exposures — Pinnacle Financial estimates expected credit losses over the contractual term of obligations to extend credit, unless the obligation is unconditionally cancellable. The allowance for off balance sheet exposures is adjusted through the provision for credit losses. The estimates are determined based on the likelihood of funding during the contractual term and an estimate of credit losses subsequent to funding. Estimated credit losses on subsequently funded balances are based on the same assumptions as used to estimate credit losses on existing funded loans.

Mortgage Servicing Rights — On March 31, 2024, Pinnacle Financial recognized a mortgage servicing asset totaling $11.8 million related to a commercial mortgage loan portfolio. Upon the sale of these commercial loans, the rights to service loans (MSRs) are capitalized and represent the fair value of future net servicing fees from servicing activities associated with these commercial mortgage loans. Pinnacle Financial has elected to account for this class of MSRs under the fair value measurement method. Under this method, capitalized MSRs are recorded in other assets in the accompanying consolidated balance sheet with changes in the fair value of the MSRs for each period presented recorded in other noninterest income in the accompanying consolidated statement of income.

MSRs are recorded at fair value utilizing a number of assumptions, including prepayment speeds, interest rates, discount rates and other economic factors. Changes in the underlying assumptions could materially affect the fair value of MSRs. The value of servicing rights is initially measured using a discounted cash flow model. All servicing rights capitalized have involved the retention of servicing rights only; Pinnacle Financial does not retain residual interest, "first loss" obligations, or other similar on-going financial interests in the loans it sells to third parties, nor has Pinnacle Financial participated in any securitizations with any special purpose entities with respect to these MSRs.

Except for recovery of amounts invested in acquiring servicing rights, servicing mortgage loans for others does not generally impose significant financial risks to the servicer. There are, however, certain investors for whom servicing does involve some risk of loss. For example, servicing Federal Housing Administration insured or Veterans Administration guaranteed loans can result in the servicer advancing principal and interest payments for delinquent borrowers, or incurring a shortfall in the total amount of principal collected under certain foreclosure circumstances.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered or in the case of a loan participation, a portion of the asset has been surrendered and meets the definition of a "participating interest". Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and forty years.

Pinnacle Financial, or a subsidiary of Pinnacle Financial, is the lessee with respect to multiple office locations. At December 31, 2024, all such leases were being accounted for as operating leases within the accompanying consolidated financial statements, with the exception of one lease agreement classified as a finance lease. Pinnacle Financial recognizes right-of-use assets and lease liabilities reflecting the present value of future minimum lease payments under its lease agreements in accordance with *Accounting Standards Update 2016-02, Leases.*

Other Real Estate Owned — Other real estate owned (OREO) represents real estate foreclosed upon or acquired by deed in lieu of foreclosure by Pinnacle Bank through loan defaults by customers as well as properties acquired in connection with the acquisition of BNC that had previously been held for future expansion but were subsequently transferred to OREO. Upon its acquisition by Pinnacle Bank, the property is recorded at fair value, based on appraised value, less selling costs estimated as of the date acquired. The difference from the loan balance related to the property, if any, is recognized as a charge-off through the allowance for credit losses. Additional OREO losses for subsequent downward valuation adjustments and expenses to maintain OREO are determined on a specific property basis and are included as a component of noninterest expense. Net gains or losses realized at the time of disposal are reflected in noninterest expense.

Included in the accompanying consolidated balance sheet at December 31, 2024 and 2023 is $1.3 million and $3.9 million, respectively, of OREO with no related property-specific valuation allowances in either period. During the years ended December 31, 2024, 2023 and 2022, Pinnacle Financial had a net foreclosed real estate expense of $220,000, $315,000 and $280,000, respectively.

Other Assets — Included in other assets as of December 31, 2024 and 2023, is approximately $10.0 million and $10.8 million, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to five years. For the years ended December 31, 2024, 2023, and 2022, Pinnacle Financial's amortization expense was approximately $4.6 million, $3.3 million and $2.8 million, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Pinnacle Financial is required to maintain certain minimum levels of equity investments with certain regulatory and other entities in which Pinnacle Bank has outstanding borrowings, including the Federal Home Loan Bank of Cincinnati (FHLB). At December 31, 2024 and 2023, the cost of these investments was $111.9 million and $117.0 million, respectively. Pinnacle Financial determined that cost approximates the fair value of these investments. Additionally, Pinnacle Financial has recorded certain investments in other non-public entities and funds at fair value of $176.6 million and $157.1 million at December 31, 2024 and 2023, respectively. During 2024, 2023 and 2022, Pinnacle Financial recorded net gains of $3.2 million, $3.1 million and $10.6 million, respectively, on these investments due to changes in their fair value. Pinnacle Financial has an investment in twelve statutory business trusts valued at $4.0 million as of December 31, 2024. The statutory business trusts were established to issue preferred securities, the dividends for which are paid with interest payments Pinnacle Financial makes on subordinated debentures it issued to the statutory business trusts.

Pinnacle Bank is the owner and beneficiary of various life insurance policies on certain key executives and certain current and former directors and associates, including policies that were acquired in mergers. Collectively, these policies are reflected in other assets in the accompanying consolidated balance sheets at their respective cash surrender values. At December 31, 2024 and 2023, the aggregate cash surrender value of these policies was approximately $1.0 billion and $995.2 million, respectively. Noninterest income related to these policies was $39.7 million, $15.8 million, and $21.0 million, during the years ended December 31, 2024, 2023 and 2022, respectively.

Also, as part of Pinnacle Bank's compliance with the Community Reinvestment Act (CRA), it has investments in low income housing entities totaling $324.2 million and $260.5 million, net, as of December 31, 2024 and 2023, respectively. Included in its CRA investments are investments of $201.6 million and $162.1 million at December 31, 2024 and 2023, respectively, net of amortization, that qualify for federal low income housing tax credits. The investments are accounted for under the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received. The amortization and benefits are recognized as a component of income tax expense in the consolidated statements of income.

Derivative Instruments — In accordance with ASC Topic 815, *Derivatives and Hedging*, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings in the period of change.

Pinnacle Financial enters into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. Upon entering into these instruments to meet customer needs, Pinnacle Financial enters into offsetting positions with large U.S. financial institutions in order to minimize the risk to Pinnacle Financial. These swaps are derivatives, but are not designated as hedging instruments.

Pinnacle Financial may enter into a credit default swap (CDS), such as it did during 2024, in which a counterparty assumes a first loss position on certain assets and Pinnacle Financial pays a fee for the loss protection. The CDS qualifies as a derivative, but is not designated as a hedging instrument. Changes in the CDS are recognized as a gain or loss in current period earnings in other noninterest income. Loss protection fees are recognized in other noninterest expense.

Pinnacle Financial enters into forward cash flow hedge relationships in the form of interest rate swap agreements to manage its future interest rate exposure. These derivative contracts have been designated as a hedge and, as such, changes in the fair value of the derivative instrument are recorded in other comprehensive income (loss). Pinnacle Financial also enters into fair value hedge relationships to mitigate the effect of changing interest rates on the fair values of securities and FHLB advances. The gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. Pinnacle Financial prepares written hedge documentation for all derivatives which are designated as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management's assertion that the hedge will be highly effective.

For designated hedging relationships, Pinnacle Financial performs retrospective and prospective effectiveness testing using quantitative methods where required by accounting standards. For certain hedging relationships, effectiveness is tested through the matching of critical terms. Assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed at least quarterly. The portion of the changes in the fair value of a derivative that is highly effective and that has been designated and qualifies as a cash flow hedge is initially recorded in accumulated other comprehensive income (loss) and will be reclassified to earnings in the same period that the hedged item impacts earnings; any ineffective portion is recorded in current period earnings.

Hedge accounting ceases on transactions that are no longer deemed effective, or for which the derivative has been terminated or de-designated.

Securities Sold Under Agreements to Repurchase — Pinnacle Financial routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Income Taxes — ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods.

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The net deferred tax asset is reflected as a component of other assets on the consolidated balance sheet. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (i) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, including the valuation of deferred tax assets due to changes in enacted income tax rates (ii) changes in income tax laws or rates and (iii) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*, uncertain tax positions are recognized if it is more likely than not, based on technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms realized or sustained upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances and information available at the reporting date.

Pinnacle Financial and its subsidiaries file consolidated U.S. Federal and state income tax returns, pursuant to each state's filing requirements. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. Pinnacle Financial has a Real Estate Investment Trust subsidiary that files a separate federal tax return, but its income is included in the consolidated group's return as required by the federal tax laws. Pinnacle Financial remains open to audit under the statute of limitations by the IRS and the states in which Pinnacle operates for the years ended December 31, 2021 through 2024.

Pinnacle Financial's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Pinnacle Financial recognized $41,000, $80,000 and $264,000 in interest and penalties related to income tax matters for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Per Common Share — Basic net income per common share (EPS) is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average common shares outstanding is attributable to common stock options, restricted share awards, and restricted share unit awards, including those with performance-based vesting provisions. The dilutive effect of outstanding options, restricted share awards, and restricted share unit awards is reflected in diluted EPS by application of the treasury stock method.

As of December 31, 2024, there were no stock options outstanding to purchase common shares. For the years ended December 31, 2024, 2023 and 2022, respectively, 670,404, 631,173 and 398,461 of dilutive stock options, dilutive restricted shares and dilutive restricted share units, including those with performance-based vesting provisions, were included in the diluted earnings per common share calculation under the treasury stock method. For the years ended December 31, 2024, 2023 and 2022, there were a combined 107,548, 484,871 and 263,573 respectively, of restricted shares, restricted stock units and performance stock units excluded from the calculation because they were deemed to be antidilutive.

The following is a summary of the basic and diluted earnings per common share calculation for each of the years in the three-year period ended December 31, 2024 (dollars in thousands except earnings per share):

		December 31, 2024		December 31, 2023		December 31, 2022
Basic earnings per common share calculation:						
Numerator - Net income available to common shareholders	$	459,864	$	546,960	$	545,550
Denominator – Weighted average common shares outstanding		76,460,926		76,016,370		75,735,404
Basic net income per common share	$	6.01	$	7.20	$	7.20
Diluted earnings per common share calculation:						
Numerator - Net income available to common shareholders	$	459,864	$	546,960	$	545,550
Denominator – Weighted average common shares outstanding		76,460,926		76,016,370		75,735,404
Dilutive shares contingently issuable		670,404		631,173		398,461
Weighted average diluted common shares outstanding		77,131,330		76,647,543		76,133,865
Diluted net income per common share	$	5.96	$	7.14	$	7.17

Stock-Based Compensation — Stock-based compensation expense is recognized based on the fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures. ASC 718-20, *Compensation – Stock Compensation Awards Classified as Equity,* allows forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Service based awards with multiple vesting periods are expensed over the entire requisite period as if the award were a single award. For awards with performance vesting criteria, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the applicable performance period.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of the total of all components of comprehensive income (loss) including net income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but excluded from net income (loss). As of December 31, 2024, 2023 and 2022, Pinnacle Financial's other comprehensive income (loss) consists primarily of unrealized gains and losses on securities available-for-sale, net of deferred tax expense (benefit) and unrealized gains (losses) on derivative hedging relationships.

Fair Value Measurement — ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and established required disclosures about fair value measurements. ASC 820 applies only to fair value measurements that are already required or permitted by other accounting standards and increases the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Pinnacle Financial has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market-based or independently-sourced market data, including interest rate yield curves, option volatilities and third party information such as prices of similar assets or liabilities. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while Pinnacle Financial believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recently Adopted Accounting Pronouncements — In March 2020, the FASB issued *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and has issued subsequent amendments thereto, which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance was initially effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued an update to *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* with *Accounting Standards Update 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* which updated the effective date to be March 12, 2020 through December 31, 2024. Pinnacle Financial implemented a transition plan to identify and convert its loans and other financial instruments, including certain indebtedness, with attributes that are either directly or indirectly influenced by LIBOR. Pinnacle Financial has moved substantially all of its LIBOR-based loans to its preferred replacement index, a Secured Overnight Financing Rate (SOFR) based index as of December 31, 2024. For Pinnacle Financial's currently outstanding LIBOR-based loans, the timing and manner in which each customer's interest rate transitions to a replacement index will vary on a case-by-case basis and should occur at the next repricing date for these loans.

In June 2022, the FASB issued *Accounting Standards Update 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, which clarifies the guidance in ASC 820 when measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of an equity security. This update also requires specific disclosures related to these types of securities. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Pinnacle Financial adopted ASU 2022-03 on January 1, 2024 and it did not have a material impact on Pinnacle Financial's accounting or disclosures.

In March 2023, the FASB issued *Accounting Standards Update 2023-02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which permits the use of the proportional amortization method of accounting for tax equity investments if certain conditions are met. A reporting entity makes the accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis rather than electing to apply the proportional amortization method at the reporting entity or individual investment level. The amendments require specific disclosures that must be applied to all investments that generate tax credits and other income tax benefits from a tax credit program for which the entity has elected to apply the proportional amortization method. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Pinnacle Financial adopted ASU 2023-02 on January 1, 2024 and it did not have a material impact on Pinnacle Financial's accounting or disclosures.

In November 2023, the FASB issued *Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which adds required disclosures of significant expenses for each reportable segment and certain other disclosures to help users of the financial statements understand how the chief operating decision maker ("CODM") evaluates segment expenses and operating results on an annual and interim basis. The amendments also require that entities disclose the titles and positions of the CODM. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Pinnacle Financial adopted ASU 2023-07 on January 1, 2024 and has included the required disclosures in Note 23. Segment Reporting.

Newly Issued Not Yet Effective Accounting Standards — In December 2023, the FASB issued *Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which amends the guidance for income tax disclosures to include certain required disclosures related to tax rate reconciliations, including certain categories of expense requiring disclosure, income taxes paid, including disclosure of taxes paid disaggregated by nation, state, and foreign taxes, and other disclosures for disaggregation of income before income tax expense (or benefit) and income tax expense (or benefit) by domestic and foreign allocation. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. Early adoption is permitted. An entity should apply ASU 2023-09 on a prospective basis once adopted with retrospective application permitted. Pinnacle Financial is assessing ASU 2023-09 and its potential impact on its accounting and disclosures.

In November 2024, the FASB issued *Accounting Standards Update 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which amends the guidance to require additional disaggregation and disclosures about certain expenses. The guidance is effective for public business entities for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Pinnacle Financial is assessing ASU 2024-03 and its potential impact on its accounting and disclosures.

Other than those pronouncements discussed above which have been recently adopted, Pinnacle Financial does not believe there were any other recently issued accounting pronouncements that are expected to materially impact its consolidated financial statements.

Reclassifications — Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Subsequent Events — ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Pinnacle Financial evaluated all events or transactions that occurred after December 31, 2024 through the date of the issued financial statements.

In January 2025, Pinnacle Financial's lease in connection with its previously announced headquarters relocation commenced. See Note 7. Premises and Equipment and Lease Commitments for the impact the commencement of the lease would have had on disclosures if it occurred on December 31, 2024.

Note 2. Equity Method Investment

On February 1, 2015, Pinnacle Bank acquired a 30% interest in Bankers Healthcare Group, LLC (BHG) for $75 million in cash. On March 1, 2016, Pinnacle Bank and Pinnacle Financial increased their investment in BHG by a combined 19%, for a total investment in BHG of 49%. The additional 19% interest was acquired pursuant to a purchase agreement whereby both Pinnacle Financial and Pinnacle Bank acquired 8.55% and an additional 10.45%, respectively, of the outstanding membership interests in BHG in exchange for $74.1 million in cash and 860,470 shares of Pinnacle Financial common stock valued at $39.9 million. The investment in BHG previously held by Pinnacle Financial was contributed to Pinnacle Bank effective September 30, 2022.

On March 1, 2016, Pinnacle Financial, Pinnacle Bank and the other members of BHG entered into an Amended and Restated Limited Liability Company Agreement of BHG and subsequently entered into a Second Amended and Restated Limited Liability Company Agreement on February 2, 2021. The Second Amended and Restated Limited Liability Company Agreement, provides for, among other things, the following terms:

- co-sale rights for Pinnacle Bank in the event the other members of BHG decide to sell all or a portion of their ownership interests; and
- a right of first refusal for BHG and the other members of BHG in the event that Pinnacle Bank decides to sell all or a portion of its ownership interests, except in connection with a transfer of its ownership interests to an affiliate or in connection with the acquisition of Pinnacle Financial or Pinnacle Bank or a merger in which Pinnacle Financial or Pinnacle Bank is not the surviving entity.

Pinnacle Financial accounts for this investment pursuant to the equity method for unconsolidated subsidiaries and recognizes its interest in BHG's profits and losses in noninterest income with corresponding adjustments to the BHG investment account. Because BHG has been determined to be a voting interest entity of which Pinnacle Financial controls less than a majority of the board seats, this investment does not require consolidation and is accounted for pursuant to the equity method of accounting. Additionally, Pinnacle Financial did not recognize any goodwill or other intangible assets associated with these transactions as of the respective purchase dates, however, it will recognize accretion income and amortization expense associated with the fair value adjustments to the net assets acquired including the fair value of certain of BHG's liabilities which are recorded as a component of income from equity method investment, pursuant to the equity method of accounting.

In accordance with Regulation S-X 3-09, the audited consolidated balance sheets of BHG as of September 30, 2024 and 2023, and the related consolidated statements of income, comprehensive income, members' equity, and cash flows for each of the three years in the period ended September 30, 2024 are filed herewith as Exhibit 99.1 as a result of the fact that Pinnacle Bank's share of BHG's pre-tax net income for the year ended December 31, 2022 exceeded 20% of Pinnacle Financial's consolidated pre-tax net income for the same period. Pinnacle Bank's share of BHG's pre-tax net income for the years ended December 31, 2024 and 2023 did not exceed 20% of Pinnacle Financial's consolidated pre-tax net income for the same periods. BHG has a fiscal year-end of September 30th.

For each of the fiscal years in the period from December 31, 2016 through December 31, 2021, Pinnacle Financial included summarized financial information for BHG as of and for the periods presented in the footnotes to Pinnacle Financial's consolidated financial statements in its Annual Reports on Form 10-K in accordance with Regulation S-X 4-08(g), as a result of the fact that Pinnacle Financial's share of BHG's pre-tax net income exceeded 10%, but not 20%, of Pinnacle Financial's consolidated pre-tax net income for the relevant periods presented.

At December 31, 2024, Pinnacle Financial has recorded technology, trade name and customer relationship intangibles of BHG, net of related amortization, of $5.7 million compared to $6.0 million as of December 31, 2023. Amortization expense of $237,000 was included in Pinnacle Financial's results for the year ended December 31, 2024 compared to $349,000 for 2023 and $512,000 for 2022. Accretion income of $139,000 was included in Pinnacle Financial's results for the year ended December 31, 2024, while $225,000 of accretion income was recorded in 2023 and $718,000 was recorded in 2022. Additionally, at December 31, 2024, Pinnacle Financial had recorded accretable discounts associated with certain liabilities of BHG of $100,000 compared to $200,000 as of December 31, 2023.

During the year ended December 31, 2024, Pinnacle Bank received dividends from BHG of $71.7 million, compared to $36.7 million during the year ended December 31, 2023 and $63.1 million received by Pinnacle Bank and Pinnacle Financial in the aggregate during the year ended December 31, 2022, respectively. Pinnacle Financial's and Pinnacle Bank's share of earnings from BHG are included in Pinnacle Financial's consolidated tax return. Profits from intercompany transactions are eliminated.

Pinnacle Bank has a participating interest in a $675.0 million revolving line of credit for the benefit of BHG in the amount of $150.0 million. At December 31, 2024, there was $82.8 million of outstanding balance on the line related to Pinnacle Bank's interest in the line. The line accrues interest at SOFR plus 200 basis points and is secured by all assets of BHG. The credit agreement contains covenants requiring BHG to maintain certain financial ratios and satisfy certain other affirmative and negative covenants. At December 31, 2024, neither BHG nor the originating bank had represented to Pinnacle Bank that BHG was not in compliance, in all material respects, with these covenants. During the year ended December 31, 2024, BHG entered into a new revolving line of credit with Pinnacle Bank in the amount of $50.0 million with no outstanding balance at December 31, 2024. The line accrues interest at SOFR plus 300 basis points and is unsecured. The credit agreement related to this line of credit contains covenants requiring BHG to maintain certain financial ratios and satisfy certain other affirmative and negative covenants. At December 31, 2024, BHG had not represented to Pinnacle Bank that BHG was not in compliance, in all material respects, with these covenants.

BHG partners with third party lenders, including Pinnacle Bank, to facilitate loan originations as part of BHG's alternative financing portfolio, whereby BHG acts as the marketing firm and refers loans to the third party lenders for funding. The third party lenders receive a fee for each loan funded and subsequently sold to BHG. These loans are ultimately sold through BHG's network of clients, which includes Pinnacle Bank. During the years ended December 31, 2024, 2023 and 2022, respectively, BHG purchased $1.8 billion, $1.4 billion and $1.0 billion of loans originated by Pinnacle Bank, respectively. Pinnacle Bank purchases loans from BHG at par pursuant to BHG's joint venture loan program whereby BHG and Pinnacle Bank share proportionately in the credit risk of the acquired loans based on the rate on the loan and the rate of the purchase. During the years ended December 31, 2024 and 2023, Pinnacle Bank purchased no joint ventures loans from BHG. During the year ended December 31, 2022, Pinnacle Bank purchased $125.6 million of joint venture loans from BHG. The yield on this portfolio to Pinnacle Bank is anticipated to be between 4.50% and 6.00% per annum. At December 31, 2024 and 2023, there were $161.7 million and $263.0 million, respectively, of BHG joint venture program loans held by Pinnacle Bank. During the year ended December 31, 2024, Pinnacle Bank sold $30.7 million of joint venture loans back to BHG at par. During the year ended December 31, 2024, Pinnacle Bank purchased $24.2 million in Small Business Administration (SBA) loans from BHG for $10.0 million to facilitate the orderly transition of BHG's decision to exit the SBA loan program. Pinnacle Bank assigned $14.2 million in reserves for these loans in its allowance for credit losses at the time of purchase as they were considered purchased credit deteriorated loans. See Note 5. Loans and Allowance for Credit Losses for additional disclosures.

BHG adopted ASU 2016-13 on October 1, 2023, which introduced the CECL methodology for estimating all expected losses over the life of the financial asset. Upon adoption of ASU 2016-13, BHG's balance for the allowance for credit losses was increased by $95.2 million through retained earnings. Pinnacle Bank recorded its proportionate share of the impact of BHG's CECL adoption by recording a $35.0 million entry to retained earnings, net of deferred taxes, with corresponding entries to the equity method investment in BHG and deferred taxes. Prior to October 1, 2023, BHG recorded its allowance for loan losses under the incurred loss method.

The following summary of BHG's financial position and results of operations as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 are presented as unaudited due to BHG's fiscal year end being September 30 (in thousands):

Banker's Healthcare Group		December 31, 2024		December 31, 2023
Assets	$	3,784,225	$	4,304,835
Liabilities	$	3,257,078	$	3,749,821
Equity interests		527,147		555,014
Total liabilities and equity	$	3,784,225	$	4,304,835

		For the year ended December 31,				
		2024		2023		2022
Revenues	$	931,909	$	1,175,756	$	1,110,230
Net income, pre-tax	$	129,695	$	181,326	$	295,186

Note 3. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2024 and 2023, the average daily balance maintained at the Federal Reserve was approximately $2.3 billion and $2.6 billion, respectively.

Restricted cash included on Pinnacle Financial's consolidated balance sheets was $93.6 million and $86.9 million at December 31, 2024 and 2023, respectively. This restricted cash is maintained at banks primarily as collateral for our derivative portfolio.

Pinnacle Financial maintains some of its cash in bank deposit accounts at financial institutions other than Pinnacle Bank that, at times, may exceed federally insured limits. Pinnacle Financial may lose all uninsured balances if one of the correspondent banks fails without warning. Pinnacle Financial has not experienced any losses in such accounts. Pinnacle Financial believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 4. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2024 and 2023 are summarized as follows (in thousands):

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2024								
Securities available-for-sale:								
U.S Treasury securities	$	1,419,727	$	28	$	14,277	$	1,405,478
U.S. Government agency securities		238,636		2		24,572		214,066
Mortgage-backed securities		2,068,950		976		107,567		1,962,359
State and municipal securities		1,537,910		15,382		46,735		1,506,557
Asset-backed securities		45,280		85		27		45,338
Corporate notes and other		476,900		107		28,436		448,571
	$	5,787,403	$	16,580	$	221,614	$	5,582,369
Securities held-to-maturity:								
U.S Treasury securities	$	19,841	$	—	$	954	$	18,887
U.S. Government agency securities		315,286		—		13,719		301,567
Mortgage-backed securities		366,029		6		34,573		331,462
State and municipal securities		1,854,942		1,956		178,744		1,678,154
Asset-backed securities		161,957		41		6,920		155,078
Corporate notes and other		82,551		—		7,447		75,104
	$	2,800,606	$	2,003	$	242,357	$	2,560,252
Allowance for credit losses - securities held-to-maturity		(1,707)						
Securities held-to-maturity, net of allowance for credit losses	$	2,798,899						

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2023								
Securities available-for-sale:								
U.S Treasury securities	$	907,990	$	2	$	14,580	$	893,412
U.S. Government agency securities		284,607		—		21,877		262,730
Mortgage-backed securities		1,071,963		444		125,017		947,390
State and municipal securities		1,604,874		26,129		45,108		1,585,895
Asset-backed securities		201,577		338		10,280		191,635
Corporate notes and other		477,761		69		41,362		436,468
	$	4,548,772	$	26,982	$	258,224	$	4,317,530
Securities held-to-maturity:								
U.S Treasury securities	$	90,309	$	—	$	3,840	$	86,469
U.S. Government agency securities		364,769		—		19,187		345,582
Mortgage-backed securities		382,100		637		34,900		347,837
State and municipal securities		1,886,459		6,079		159,027		1,733,511
Asset-backed securities		198,418		—		14,228		184,190
Corporate notes and other		86,009		—		8,414		77,595
	$	3,008,064	$	6,716	$	239,596	$	2,775,184
Allowance for credit losses - securities held-to-maturity		(1,707)						
Securities held-to-maturity, net of allowance for credit losses	$	3,006,357						

During the years ended December 31, 2022, 2020 and 2018, Pinnacle Financial transferred, at fair value, $1.1 billion, $873.6 million and $179.8 million, respectively, of securities from the available-for-sale portfolio to the held-to-maturity portfolio. The related net unrealized after tax losses of $1.5 million, net unrealized after tax gains of $69.0 million and net unrealized after tax losses of $2.2 million, respectively, remained in accumulated other comprehensive income (loss) and will be amortized over the remaining life of the securities, offsetting the related amortization of discount on the transferred securities. No gains or losses were recognized at the time of the transfer. At December 31, 2024, approximately $2.8 billion of Pinnacle Financial's investment portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase. At December 31, 2024, repurchase agreements comprised of secured borrowings totaled $230.2 million and were secured by $230.2 million of pledged U.S. government agency securities, mortgage-backed securities, municipal securities, asset backed securities and corporate debentures. As the fair value of securities pledged to secure repurchase agreements may decline, Pinnacle Financial regularly evaluates its need to pledge additional securities for the counterparty to remain adequately secured.

The amortized cost and fair value of debt securities as of December 31, 2024 by contractual maturity is shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary (in thousands):

		Available-for-sale				Held-to-maturity		
		Amortized Cost		Fair Value		Amortized Cost		Fair Value
Due in one year or less	$	104,404	$	104,431	$	72,584	$	71,774
Due in one year to five years		260,862		241,023		297,748		280,994
Due in five years to ten years		408,495		382,963		80,411		73,611
Due after ten years		2,899,412		2,846,255		1,821,877		1,647,333
Mortgage-backed securities		2,068,950		1,962,359		366,029		331,462
Asset-backed securities		45,280		45,338		161,957		155,078
	$	5,787,403	$	5,582,369	$	2,800,606	$	2,560,252

At December 31, 2024 and 2023, included in securities available-for-sale were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer (in thousands):

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024						
U.S. Treasury securities	$ 1,123,453	$ 12,223	$ 177,930	$ 2,054	$ 1,301,383	$ 14,277
U.S. Government agency securities	2,347	18	210,127	24,554	212,474	24,572
Mortgage-backed securities	990,956	9,211	607,659	98,356	1,598,615	107,567
State and municipal securities	446,241	5,590	348,807	41,145	795,048	46,735
Asset-backed securities	30,369	27	—	—	30,369	27
Corporate notes and other	131,073	1,215	274,601	27,221	405,674	28,436
Total temporarily-impaired securities	$ 2,724,439	$ 28,284	$ 1,619,124	$ 193,330	$ 4,343,563	$ 221,614
December 31, 2023						
U.S. Treasury securities	$ 693,621	$ 11,651	$ 192,500	$ 2,929	$ 886,121	$ 14,580
U.S. Government agency securities	14,989	11	247,648	21,866	262,637	21,877
Mortgage-backed securities	72,907	1,518	828,251	123,499	901,158	125,017
State and municipal securities	185,108	908	449,212	44,200	634,320	45,108
Asset-backed securities	42,207	254	122,469	10,026	164,676	10,280
Corporate notes and other	12,679	7	403,882	41,355	416,561	41,362
Total temporarily-impaired securities	$ 1,021,511	$ 14,349	$ 2,243,962	$ 243,875	$ 3,265,473	$ 258,224

The applicable date for determining when securities are in an unrealized loss position is December 31, 2024 and 2023. As such, it is possible that a security had a market value less than its amortized cost on other days during the twelve-month periods ended December 31, 2024 and 2023, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the tables above, at December 31, 2024 and 2023, Pinnacle Financial had unrealized losses of $221.6 million and $258.2 million on $4.3 billion and $3.3 billion, respectively, of securities. The unrealized losses associated with $1.1 billion, $873.6 million and $179.8 million of securities transferred from the available-for-sale portfolio to the held-to-maturity portfolio during the years ended December 31, 2022, 2020 and 2018, respectively, represent unrealized losses since the date of purchase, independent of the impact associated with changes in the cost basis upon transfer between portfolios. As described in Note 1. Summary of Significant Accounting Policies, for any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, Pinnacle Financial assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because Pinnacle Financial, as of December 31, 2024, did not intend to sell those securities that had an unrealized loss at December 31, 2024, and at December 31, 2024 it was not more-likely-than-not that Pinnacle Financial will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, Pinnacle Financial has determined that no write-down is necessary. In addition, Pinnacle Financial evaluates whether any portion of the decline in fair value is the result of credit deterioration, which would require the recognition of an allowance for credit losses. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. The unrealized losses associated with securities at December 31, 2024 are driven by changes in interest rates and are not due to the credit quality of the securities, and accordingly, no allowance for credit losses is considered necessary related to available-for-sale securities at December 31, 2024. These securities will continue to be monitored as a part of Pinnacle Financial's ongoing evaluation of credit quality. Management evaluates the financial performance of the issuers on a quarterly basis to determine if it is probable that the issuers can make all contractual principal and interest payments.

The allowance for credit losses on held-to-maturity securities is measured on a collective basis by major security type as described in Note 1. Summary of Significant Accounting Policies. Pinnacle Financial has a zero loss expectation for U.S. treasury securities in addition to U.S government agency securities and mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac, and accordingly, no allowance for credit losses is estimated for these securities. Credit losses on held-to-maturity state and municipal securities and corporate notes and other securities are estimated using probability of default and loss given default models driven primarily by macroeconomic factors over a reasonable and supportable period of twenty-four months with an eight month reversion to average loss factors. The allowance for credit losses on held-to-maturity securities totaled $1.7 million at both December 31, 2024 and 2023.

Pinnacle Financial utilizes bond credit ratings assigned by third party ratings agencies to monitor the credit quality of debt securities held-to-maturity. At December 31, 2024, all debt securities classified as held-to-maturity were rated A or higher by the ratings agencies. Updated credit ratings are obtained as they become available from the ratings agencies.

Periodically, available-for-sale securities may be sold or the composition of the portfolio realigned to improve yields, quality or marketability, to implement changes in investment or asset/liability strategy, including maintaining collateral requirements and raising funds for liquidity purposes or in preparation of anticipated changes in market interest rates. Additionally, if an available-for-sale security loses its investment grade or tax-exempt status, the underlying credit support is terminated or collection otherwise becomes uncertain based on factors known to management, Pinnacle Financial will consider selling the security, but will review each security on a case-by-case basis as these factors become known. Consistent with the investment policy, and to improve yields in Pinnacle Financial's securities portfolio, during the years ended December 31, 2024, 2023 and 2022, available-for-sale securities of approximately $898.9 million, $312.6 million and $29.5 million, respectively, were sold, resulting in gross realized gains of $443,000, $321,000 and $292,000, and gross realized losses of $72.3 million, $20.0 million and $136,000, respectively.

Pinnacle Financial has entered into various fair value hedging transactions to mitigate the impact of changing interest rates on the fair values of available for sale securities. See Note 15. Derivative Instruments for disclosure of the gains and losses recognized on derivative instruments and the cumulative fair value hedging adjustments to the carrying amount of the hedged securities.

Note 5. Loans and Allowance for Credit Losses

For financial reporting purposes, Pinnacle Financial classifies its loan portfolio based on the underlying collateral utilized to secure each loan. This classification is consistent with those utilized in the Quarterly Report of Condition and Income filed by Pinnacle Bank with the Federal Deposit Insurance Corporation (FDIC).

Pinnacle Financial uses the following loan categories for presentation of loan balances and the related allowance for credit losses on loans:

- *Owner occupied commercial real estate mortgage loans* - Owner occupied commercial real estate mortgage loans are secured by commercial office buildings, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. For such loans, repayment is largely dependent upon the operation of the borrower's business.
- *Non-owner occupied commercial real estate loans* - These loans represent investment real estate loans secured by office buildings, industrial buildings, warehouses, retail buildings, and multifamily residential housing. Repayment is primarily dependent on lease income generated from the underlying collateral.
- *Consumer real estate mortgage loans* - Consumer real estate mortgage loans consist primarily of loans secured by 1-4 family residential properties, including home equity lines of credit. Repayment is primarily dependent on the personal cash flow of the borrower.
- *Construction and land development loans* - Construction and land development loans include loans where the repayment is dependent on the successful completion and eventual sale, refinance or operation of the related real estate project. Construction and land development loans include 1-4 family construction projects and commercial construction endeavors such as warehouses, apartments, office and retail space and land acquisition and development.
- *Commercial and industrial loans* - Commercial and industrial loans include loans and leases to business enterprises issued for commercial, industrial and/or other professional purposes. These loans are generally secured by equipment, inventory, and accounts receivable of the borrower and repayment is primarily dependent on business cash flows.
- *Consumer and other loans* - Consumer and other loans include all loans issued to individuals not included in the consumer real estate mortgage classification. Examples of consumer and other loans are automobile loans, consumer credit cards and loans to finance education, among others. Many consumer loans are unsecured. Repayment is primarily dependent on the personal cash flow of the borrower.

Loans at December 31, 2024 and 2023 were as follows (in thousands):

	December 31, 2024	December 31, 2023
Commercial real estate:		
Owner-occupied	$ 4,388,531	$ 4,044,896
Non-owner occupied	8,130,118	7,535,494
Consumer real estate – mortgage	4,914,482	4,851,531
Construction and land development	3,699,321	4,041,081
Commercial and industrial	13,815,817	11,666,691
Consumer and other	537,507	536,398
Subtotal	$ 35,485,776	$ 32,676,091
Allowance for credit losses	(414,494)	(353,055)
Loans, net	$ 35,071,282	$ 32,323,036

Commercial loans receive risk ratings by the assigned financial advisor subject to validation by Pinnacle Financial's independent loan review department. Risk ratings are categorized as pass, special mention, substandard, substandard-nonaccrual or doubtful-nonaccrual. Each of the risk rating categories is further described below. Pass rated loans include multiple ratings categories representing varying degrees of risk attributes that are less than those of the other defined risk categories further described below. Pinnacle Financial believes its categories follow those used by Pinnacle Bank's primary regulators. At December 31, 2024, approximately 80.3% of Pinnacle Financial's loan portfolio was analyzed as a commercial loan type with a specifically assigned risk rating. Consumer loans and small business loans are generally not assigned an individual risk rating but are evaluated as either accrual or nonaccrual based on the performance of the individual loans. However, certain consumer real estate-mortgage loans and certain consumer and other loans receive a specific risk rating due to the loan proceeds being used for commercial purposes even though the collateral may be of a consumer loan nature. Consumer loans that have been placed on nonaccrual but have not otherwise been assigned a risk rating are believed by management to share risk characteristics with loans rated substandard-nonaccrual and have been presented as such in Pinnacle Financial's risk rating disclosures.

Risk ratings are subject to continual review by a financial advisor and a senior credit officer. At least annually, Pinnacle Financial's credit procedures require every risk rated loan of $1.5 million or more be subject to a formal credit risk review process. Each loan's risk rating is also subject to review by Pinnacle Financial's independent loan review department, which reviews a substantial portion of Pinnacle Financial's risk rated portfolio annually. Included in the coverage are independent reviews of loans in targeted higher-risk portfolio segments such as certain commercial and industrial loans, land loans and/or loan types in certain geographies.

Following are the definitions of the risk rating categories used by Pinnacle Financial. Pass rated loans include all credits other than those included within these categories:

- Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in Pinnacle Financial's credit position at some future date.
- Substandard loans are inadequately protected by the current net worth and financial capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize collection of the debt. Substandard loans are characterized by the distinct possibility that Pinnacle Financial could sustain some loss if the deficiencies are not corrected.
- Substandard-nonaccrual loans are substandard loans that have been placed on nonaccrual status.
- Doubtful-nonaccrual loans have all the characteristics of substandard-nonaccrual loans with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

The following tables present loan balances classified within each risk rating category by primary loan type and year of origination or most recent renewal as of December 31, 2024 and 2023, as well as the gross loan charge-offs by primary loan type and year of origination or most recent renewal for the years ended December 31, 2024 and 2023 (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Commercial real estate- owner occupied								
Pass	$ 759,519	$ 771,996	$1,064,314	$ 784,688	$ 432,886	$ 439,607	$ 67,023	$ 4,320,033
Special Mention	16,638	—	14,231	3,192	9,582	5,032	—	48,675
Substandard [(1)]	599	3,983	900	337	59	198	—	6,076
Substandard-nonaccrual	3,944	5,393	—	1,003	1,780	1,627	—	13,747
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Commercial real estate - owner occupied	$ 780,700	$ 781,372	$1,079,445	$ 789,220	$ 444,307	$ 446,464	$ 67,023	$ 4,388,531
Current period gross charge-offs	$ —	(3,308)	(4,480)	(1,522)	—	(94)	— $	(9,404)
Commercial real estate- Non-owner occupied								
Pass	$1,273,096	$ 862,747	$3,040,361	$1,789,729	$ 474,094	$ 449,924	$ 124,971	$ 8,014,922
Special Mention	5,970	—	31,783	29,828	1,525	1,827	—	70,933
Substandard [(1)]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	—	4,627	114	38,456	—	1,066	—	44,263
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Commercial real estate - Non-owner occupied	$1,279,066	$ 867,374	$3,072,258	$1,858,013	$ 475,619	$ 452,817	$ 124,971	$ 8,130,118
Current period gross charge-offs	$ (1,347)	(9,331)	—	(2,000)	—	—	— $	(12,678)
Consumer real estate – mortgage								
Pass	$ 397,681	$ 487,027	$ 879,118	$ 972,489	$ 397,775	$ 428,832	$1,312,971	$ 4,875,893
Special Mention	—	—	—	367	—	—	—	367
Substandard [(1)]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	395	6,146	6,918	6,588	1,810	14,720	1,645	38,222
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Consumer real estate – mortgage	$ 398,076	$ 493,173	$ 886,036	$ 979,444	$ 399,585	$ 443,552	$1,314,616	$ 4,914,482
Current period gross charge-offs	$ —	(166)	(533)	(148)	(42)	(83)	(126) $	(1,098)
Construction and land development								
Pass	$1,052,892	$ 586,930	$1,589,567	$ 347,539	$ 7,415	$ 7,992	$ 77,014	$ 3,669,349
Special Mention	2,464	—	—	25,121	—	—	—	27,585
Substandard [(1)]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	475	1,912	—	—	—	—	—	2,387
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Construction and land development	$1,055,831	$ 588,842	$1,589,567	$ 372,660	$ 7,415	$ 7,992	$ 77,014	$ 3,699,321
Current period gross charge-offs	$ —	—	—	—	(10)	—	— $	(10)
Commercial and industrial								
Pass	$4,334,110	$1,877,507	$1,553,642	$ 782,366	$ 223,143	$ 232,580	$4,441,222	$ 13,444,570
Special Mention	60,125	99,687	44,986	2,519	714	677	73,126	281,834
Substandard [(1)]	5,998	2,624	18,843	5	17	8,693	4,658	40,838
Substandard-nonaccrual	2,838	11,226	12,311	19,228	554	767	1,651	48,575
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Commercial and industrial	$4,403,071	$1,991,044	$1,629,782	$ 804,118	$ 224,428	$ 242,717	$4,520,657	$ 13,815,817
Current period gross charge-offs	$ (1,600)	(11,616)	(15,854)	(15,012)	(1,496)	(1,437)	(16,237) $	(63,252)
Consumer and other								
Pass	$ 109,143	$ 26,333	$ 27,121	$ 43,271	$ 24,089	$ 663	$ 306,256	$ 536,876
Special Mention	—	—	—	—	—	—	—	—
Substandard [(1)]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	541	—	25	39	—	—	26	631
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Consumer and other	$ 109,684	$ 26,333	$ 27,146	$ 43,310	$ 24,089	$ 663	$ 306,282	$ 537,507
Current period gross charge-offs	$ (91)	(717)	(279)	(4,314)	(1,923)	(262)	(5,177) $	(12,763)

Total loans

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Pass	$7,926,441	$4,612,540	$8,154,123	$4,720,082	$1,559,402	$1,559,598	$6,329,457	$34,861,643
Special Mention	85,197	99,687	91,000	61,027	11,821	7,536	73,126	429,394
Substandard [1]	6,597	6,607	19,743	342	76	8,891	4,658	46,914
Substandard-nonaccrual	8,193	29,304	19,368	65,314	4,144	18,180	3,322	147,825
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total loans	$8,026,428	$4,748,138	$8,284,234	$4,846,765	$1,575,443	$1,594,205	$6,410,563	$35,485,776
Current period gross charge-offs	$ (3,038)	$ (25,138)	$ (21,146)	$ (22,996)	$ (3,471)	$ (1,876)	$ (21,540)	$ (99,205)

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial real estate- owner occupied								
Pass	$ 785,834	$1,123,425	$ 871,389	$ 502,260	$ 267,595	$ 357,339	$ 56,680	$ 3,964,522
Special Mention	1,595	37,324	5,300	2,252	5,306	4,701	—	56,478
Substandard [1]	5,528	9,331	3,262	1,145	568	610	—	20,444
Substandard-nonaccrual	1,781	615	686	53	—	317	—	3,452
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Commercial real estate - owner occupied	$ 794,738	$1,170,695	$ 880,637	$ 505,710	$ 273,469	$ 362,967	$ 56,680	$ 4,044,896
Prior period gross write-offs	$ —	—	—	—	—	—	—	$ —
Commercial real estate- Non-owner occupied								
Pass	$1,304,109	$2,682,275	$1,737,275	$ 713,979	$ 505,767	$ 370,420	$ 107,841	$ 7,421,666
Special Mention	—	30,229	—	6,745	216	5,335	—	42,525
Substandard [1]	25,723	2,969	—	—	1,195	73	—	29,960
Substandard-nonaccrual	—	153	40,180	—	—	489	521	41,343
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Commercial real estate - Non-owner occupied	$1,329,832	$2,715,626	$1,777,455	$ 720,724	$ 507,178	$ 376,317	$ 108,362	$ 7,535,494
Prior period gross write-offs	$ —	—	—	—	—	—	—	$ —
Consumer real estate – mortgage								
Pass	$ 573,120	$ 976,006	$1,056,720	$ 448,420	$ 207,790	$ 318,505	$1,253,091	$ 4,833,652
Special Mention	—	—	—	—	—	—	—	—
Substandard [1]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	688	2,265	2,951	2,525	5,265	3,671	514	17,879
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Consumer real estate – mortgage	$ 573,808	$ 978,271	$1,059,671	$ 450,945	$ 213,055	$ 322,176	$1,253,605	$ 4,851,531
Prior period gross write-offs	$ —	(225)	(91)	(6)	(89)	(472)	—	$ (883)
Construction and land development								
Pass	$1,153,137	$1,930,062	$ 884,060	$ 12,102	$ 5,580	$ 6,369	$ 41,886	$ 4,033,196
Special Mention	2,728	—	—	4,467	—	—	—	7,195
Substandard [1]	—	—	—	—	—	82	—	82
Substandard-nonaccrual	—	608	—	—	—	—	—	608
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Construction and land development	$1,155,865	$1,930,670	$ 884,060	$ 16,569	$ 5,580	$ 6,451	$ 41,886	$ 4,041,081
Prior period gross write-offs	$ —	—	—	—	—	(3)	—	$ (3)
Commercial and industrial								
Pass	$3,778,326	$2,103,473	$1,127,096	$ 325,176	$ 215,158	$ 142,806	$3,753,575	$11,445,610
Special Mention	11,125	22,806	12,457	532	144	1,847	45,025	93,936
Substandard [1]	10,142	2,243	25,311	145	359	9,028	60,986	108,214
Substandard-nonaccrual	10,436	4,193	1,583	409	359	735	1,215	18,930
Doubtful-nonaccrual	—	—	—	1	—	—	—	1
Total Commercial and industrial	$3,810,029	$2,132,715	$1,166,447	$ 326,263	$ 216,020	$ 154,416	$3,860,801	$11,666,691
Prior period gross write-offs	$ (3,428)	(24,114)	(13,857)	(3,309)	(111)	(455)	(15,268)	$ (60,542)

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Consumer and other								
Pass	$ 136,809	$ 28,774	$ 66,126	$ 37,015	$ 541	$ 656	$ 266,402	$ 536,323
Special Mention	—	—	—	—	—	—	—	—
Substandard [1]	—	—	—	—	—	—	—	—
Substandard-nonaccrual	—	—	—	—	—	—	75	75
Doubtful-nonaccrual	—	—	—	—	—	—	—	—
Total Consumer and other	$ 136,809	$ 28,774	$ 66,126	$ 37,015	$ 541	$ 656	$ 266,477	$ 536,398
Prior period gross write-offs	$ (151)	(629)	(6,377)	(2,808)	(235)	(110)	(4,987)	$ (15,297)
Total loans								
Pass	$7,731,335	$8,844,015	$5,742,666	$2,038,952	$1,202,431	$1,196,095	$5,479,475	$ 32,234,969
Special Mention	15,448	90,359	17,757	13,996	5,666	11,883	45,025	200,134
Substandard [1]	41,393	14,543	28,573	1,290	2,122	9,793	60,986	158,700
Substandard-nonaccrual	12,905	7,834	45,400	2,987	5,624	5,212	2,325	82,287
Doubtful-nonaccrual	—	—	—	1	—	—	—	1
Total loans	$7,801,081	$8,956,751	$5,834,396	$2,057,226	$1,215,843	$1,222,983	$5,587,811	$ 32,676,091
Prior period gross write-offs	$ (3,579)	$ (24,968)	$ (20,325)	$ (6,123)	$ (435)	$ (1,040)	$ (20,255)	$ (76,725)

[1] Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle Bank's primary regulators for loans classified as substandard, excluding loan modifications made to borrowers experiencing financial difficulty. Potential problem loans, which are not included in nonaccrual loans, amounted to approximately $46.9 million at December 31, 2024, compared to $127.4 million at December 31, 2023.

The table below presents the aging of past due balances by loan segment at December 31, 2024 and 2023 (in thousands):

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2024						
Commercial real estate:						
Owner-occupied	$ 7,857	$ 2,726	$ 10,089	$ 20,672	$ 4,367,859	$ 4,388,531
Non-owner occupied	1,217	—	39,469	40,686	8,089,432	8,130,118
Consumer real estate – mortgage	19,986	1,621	20,615	42,222	4,872,260	4,914,482
Construction and land development	125	—	1,541	1,666	3,697,655	3,699,321
Commercial and industrial	15,992	8,515	31,077	55,584	13,760,233	13,815,817
Consumer and other	2,592	1,500	1,160	5,252	532,255	537,507
Total	$ 47,769	$ 14,362	$ 103,951	$ 166,082	$ 35,319,694	$ 35,485,776
December 31, 2023						
Commercial real estate:						
Owner-occupied	$ 1,671	$ 507	$ 3,398	$ 5,576	$ 4,039,320	$ 4,044,896
Non-owner occupied	40,577	489	153	41,219	7,494,275	7,535,494
Consumer real estate – mortgage	21,585	1,352	10,824	33,761	4,817,770	4,851,531
Construction and land development	621	28	608	1,257	4,039,824	4,041,081
Commercial and industrial	14,197	28,221	16,890	59,308	11,607,383	11,666,691
Consumer and other	5,286	1,868	1,496	8,650	527,748	536,398
Total	$ 83,937	$ 32,465	$ 33,369	$ 149,771	$ 32,526,320	$ 32,676,091

During the year ended December 31, 2024, Pinnacle Bank purchased loans from BHG, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. See Note 2. Equity Method Investment for additional details on such purchase. The following table denotes the carrying amount of those loans (in thousands):

	December 31, 2024
Purchase price of loans at acquisition	$ 24,157
Allowance for credit losses at acquisition	14,115
Non-credit discount/(premium) at acquisition	—
Par value of acquired loans at acquisition	$ 10,042

The following table details the changes in the allowance for credit losses on loans from December 31, 2021 to December 31, 2022 to December 31, 2023 to December 31, 2024 by loan classification and the allocation of allowance for credit losses (in thousands):

	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Consumer real estate - mortgage	Construction and land development	Commercial and industrial	Consumer and other	Total
Allowance for Credit Losses:							
Balance at December 31, 2021	$ 19,618	$ 58,504	$ 32,104	$ 29,429	$ 112,340	$ 11,238	$ 263,233
Charged-off loans	(1,413)	(185)	(651)	(150)	(39,020)	(12,757)	(54,176)
Recovery of previously charged-off loans	2,082	187	1,512	471	15,687	7,690	27,629
Provision for credit losses on loans	6,330	(18,027)	3,571	6,364	55,346	10,395	63,979
Balance at December 31, 2022	$ 26,617	$ 40,479	$ 36,536	$ 36,114	$ 144,353	$ 16,566	$ 300,665
Charged-off loans	—	—	(883)	(3)	(60,542)	(15,297)	(76,725)
Recovery of previously charged-off loans	76	1,632	2,114	338	15,556	8,403	28,119
Provision for credit losses on loans	1,997	15,576	33,587	2,693	48,845	(1,702)	100,996
Balance at December 31, 2023	$ 28,690	$ 57,687	$ 71,354	$ 39,142	$ 148,212	$ 7,970	$ 353,055
Initial allowance on loans purchased with credit deterioration	2,815	—	543	—	10,757	—	14,115
Charged-off loans	(9,404)	(12,678)	(1,098)	(10)	(63,252)	(12,763)	(99,205)
Recovery of previously charged-off loans	162	48	1,067	9	13,540	6,114	20,940
Provision for credit losses on loans	14,734	35,597	8,176	(5,521)	65,542	7,061	125,589
Balance at December 31, 2024	$ 36,997	$ 80,654	$ 80,042	$ 33,620	$ 174,799	$ 8,382	$ 414,494

The adequacy of the allowance for credit losses on loans is reviewed by Pinnacle Financial's management on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay the loan (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of the allowance for credit losses on loans maintained by management is believed adequate to absorb all expected future losses inherent in the loan portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

CECL methodology requires the allowance for credit losses to be measured on a collective basis for pools of loans with similar risk characteristics, and for loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis. For commercial real estate, consumer real estate, construction and land development, and commercial and industrial loans, Pinnacle Financial primarily utilizes a probability of default and loss given default modeling approach. These models utilize historical correlations between default and loss experience, loan level attributes, and certain macroeconomic factors as determined through a statistical regression analysis. Segments using this approach incorporate various economic drivers.

Under the current model, commercial and industrial loans consider gross domestic product (GDP), the consumer credit index and the national unemployment rate, commercial construction loans and commercial real estate loans including nonowner occupied and owner occupied commercial real estate loans consider the national unemployment rate and the commercial property and commercial real estate price indices, construction and land development loans consider the commercial property, consumer credit and home price indices dependent upon their use as residential versus commercial, consumer real estate loans consider the home price index and household debt ratio and other consumer loans consider the national unemployment rate and the household financial obligations ratio.

A third-party provides management with quarterly macroeconomic scenarios, which management evaluates to determine the best estimate of the expected losses. For the consumer and other loan segment, a non-statistical approach based on historical charge off rates is utilized.

Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. The reasonable and supportable period and reversion period are re-evaluated each quarter by Pinnacle Financial and are dependent on the current economic environment among other factors. A reasonable and supportable period of fifteen months was utilized for all loan segments at December 31, 2024 and 2023, followed by a twelve month straight line reversion to long term averages at each measurement date.

The estimated loan losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. These adjustments are based upon quarterly trend assessments in portfolio concentrations, policy exceptions, associate retention, independent loan review results, competition and peer group credit quality trends. The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Individual evaluations are generally performed for loans greater than $1.0 million which have experienced significant credit deterioration. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, as of December 31, 2024 and 2023 (in thousands):

	Real Estate		Business Assets		Other		Total	
December 31, 2024								
Commercial real estate:								
Owner-occupied	$	17,486	$	—	$	—	$	17,486
Non-owner occupied		46,745		—		—		46,745
Consumer real estate – mortgage		40,795		—		—		40,795
Construction and land development		2,441		—		—		2,441
Commercial and industrial		—		63,626		752		64,378
Consumer and other		—		—		23		23
Total	$	107,467	$	63,626	$	775	$	171,868
December 31, 2023								
Commercial real estate:								
Owner-occupied	$	22,284	$	—	$	—	$	22,284
Non-owner occupied		69,577		—		—		69,577
Consumer real estate – mortgage		20,389		—		—		20,389
Construction and land development		668		—		—		668
Commercial and industrial		—		31,625		552		32,177
Consumer and other		—		—		—		—
Total	$	112,918	$	31,625	$	552	$	145,095

The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. Pinnacle Financial uses a probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, a loan modification will be granted by providing principal forgiveness on certain loans. When principal forgiveness is provided, the amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, a loan restructuring will result in providing multiple types of modifications. Typically, one type of modification, such as a payment delay or term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification, such as principal forgiveness or an interest rate reduction, may be granted. Additionally, multiple types of modifications may be made on the same loan within the current reporting period. Such a combination is at least two of the following: a payment delay, term extension, principal forgiveness and interest rate reduction. Upon determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The following tables show the amortized cost basis of the loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2024 and 2023, disaggregated by class of loans and type of modification granted and describes the financial effect of the modifications made to borrowers experiencing financial difficulty (in thousands):

	December 31, 2024		
	Combination		
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Commercial real estate:			
Owner occupied	$ —	— %	
Non-owner occupied	—	— %	
Consumer real estate – mortgage	—	— %	
Construction and land development	—	— %	
Commercial and industrial	14,777	0.11 %	Reduced the weighted average contractual interest rate by 0.5% and added a weighted average 1.92 years to the term
Consumer and other	—	— %	
Total	$ 14,777		

	December 31, 2023						
	Payment Delay		Term Extension		Combination[1]		
	Amortized Cost Basis	% of Total Loan Type	Amortized Cost Basis	% of Total Loan Type	Amortized Cost Basis	% of Total Loan Type	Total
Commercial real estate:							
Owner-occupied	$ —	— %	$ 5,528	0.14 %	$ —	— %	$ 5,528
Non-owner occupied	12,244	0.16 %	—	— %	13,479	0.18 %	25,723
Consumer real estate – mortgage	—	— %	—	— %	—	— %	—
Construction and land development	—	— %	—	— %	—	— %	—
Commercial and industrial	—	— %	3,226	0.03 %	—	— %	3,226
Consumer and other	—	— %	—	— %	—	— %	—
	$ 12,244		$ 8,754		$ 13,479		$ 34,477

[1] The combination includes payment delay, term extension, and an interest rate reduction

	December 31, 2023
	Financial Effect
Payment Delay:	
Non-owner occupied	Implemented interest-only payments until loan maturity
Term Extension:	
Owner-occupied	Added a weighted average 0.46 years to the term of the modified loans
Commercial and industrial	Added a weighted average 0.25 years to the term of the modified loans
Combination:	
Non-owner occupied	Reduced weighted average contractual interest rate by 0.55%, added a weighted average 2 years to the term, and implemented an alternative payment schedule until loan maturity

During the year ended December 31, 2024, no loans experienced a payment default subsequent to being granted a modification in the prior twelve months. Pinnacle Financial charged off $2.8 million of owner occupied commercial real estate loans and $10.4 million of non-owner occupied commercial real estate loans that were previously modified during the year ended December 31, 2023 and subsequently defaulted during the year ended December 31, 2024.

The table below presents the aging of past due balances as of December 31, 2024 and 2023 of loans made to borrowers experiencing financial difficulty that were modified in the previous twelve months:

December 31, 2024	30-59 days past due	60-89 days past due	90 days or more past due	Current	Total modified loans
Commercial real estate:					
Owner occupied	$ —	$ —	$ —	$ —	$ —
Non-owner occupied	—	—	—	—	—
Consumer real estate – mortgage	—	—	—	—	—
Construction and land development	—	—	—	—	—
Commercial and industrial	—	—	—	14,777	14,777
Consumer and other	—	—	—	—	—
Total	$ —	$ —	$ —	14,777 $	14,777

December 31, 2023	30-59 days past due	60-89 days past due	90 days or more past due	Current	Total modified loans
Commercial real estate:					
Owner occupied	$ —	$ —	$ —	5,528 $	5,528
Non-owner occupied	—	—	—	25,723	25,723
Consumer real estate – mortgage	—	—	—	—	—
Construction and land development	—	—	—	—	—
Commercial and industrial	—	3,226	—	—	3,226
Consumer and other	—	—	—	—	—
Total	$ —	$ 3,226	$ —	31,251 $	34,477

The table below presents the amortized cost basis of loans on nonaccrual status and loans past due 90 or more days and still accruing interest at December 31, 2024 and 2023. Also presented is the balance of loans on nonaccrual status at December 31, 2024 and 2023 for which there was no related allowance for credit losses recorded (in thousands):

	December 31, 2024			December 31, 2023		
	Total nonaccrual loans	Nonaccrual loans with no allowance for credit losses	Loans past due 90 or more days and still accruing	Total nonaccrual loans	Nonaccrual loans with no allowance for credit losses	Loans past due 90 or more days and still accruing
Commercial real estate:						
Owner-occupied	$ 13,747	$ 6,614	$ —	$ 3,452	$ 122	$ —
Non-owner occupied	44,263	4,152	—	41,343	40,669	—
Consumer real estate – mortgage	38,222	1,376	23	17,879	—	781
Construction and land development	2,387	319	—	608	—	—
Commercial and industrial	48,575	19,715	2,873	18,931	519	3,802
Consumer and other	631	—	619	75	—	1,421
Total	$ 147,825	$ 32,176	$ 3,515	$ 82,288	$ 41,310	$ 6,004

Pinnacle Financial's policy is the accrual of interest income will be discontinued when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well secured and in the process of collection. As such, at the date loans are placed on nonaccrual status, Pinnacle Financial reverses all previously accrued interest income against current year earnings. Pinnacle Financial's policy is once a loan is placed on nonaccrual status each subsequent payment is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. Pinnacle Financial recognized no interest income through cash payments received on nonaccrual loans during the years ended December 31, 2024, 2023, and 2022. Had these nonaccruing loans been on accruing status, interest income would have been higher by $9.5 million, $4.5 million and $1.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Approximately $36.3 million and $7.9 million of nonaccrual loans as of December 31, 2024 and 2023, respectively, were performing pursuant to their contractual terms at those dates.

Pinnacle Financial analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. Pinnacle Financial had a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle Bank's total risk-based capital to borrowers in the following industries at December 31, 2024 with the comparative exposures at December 31, 2023 (in thousands):

	At December 31, 2024			
	Outstanding Principal Balances	Unfunded Commitments	Total exposure	Total Exposure at December 31, 2023
Lessors of nonresidential buildings	$ 4,623,927	$ 815,849	$ 5,439,776	$ 5,916,335
Lessors of residential buildings	2,389,231	481,996	2,871,227	3,179,041
New housing for-sale builders	574,998	819,496	1,394,494	1,396,653
Music publishers	786,104	328,001	1,114,105	1,219,781
Total	$ 8,374,260	$ 2,445,342	$ 10,819,602	$ 11,711,810

Among other data, Pinnacle Financial monitors two ratios regarding construction and commercial real estate lending as a part of its concentration management process. Both ratios are calculated by dividing certain types of loan balances for each of the two categories by Pinnacle Bank's total risk-based capital. At December 31, 2024 and 2023, Pinnacle Bank's construction and land development loans as a percentage of total risk-based capital were 70.5% and 84.2%, respectively. Non-owner occupied commercial real estate and multifamily loans (including construction and land development loans) as a percentage of total risk-based capital were 242.2% and 259.0% as of December 31, 2024 and 2023, respectively. Banking regulations have established guidelines for the construction ratio of less than 100% of total risk-based capital and for the non-owner occupied commercial real estate and multifamily ratio of less than 300% of total risk-based capital. When a bank's ratios are in excess of one or both of these guidelines, banking regulations generally require an increased level of monitoring in these lending areas by bank management. Pinnacle Bank was within the 100% and 300% guidelines as of December 31, 2024 and has established what it believes to be appropriate controls to monitor its lending in these areas as it aims to keep the level of these loans below the 100% and 300% thresholds.

At December 31, 2024, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $39.4 million to current directors, executive officers, and their related interests, of which $37.4 million had been drawn upon. At December 31, 2023, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $37.7 million to directors, executive officers, and their related interests, of which approximately $34.7 million had been drawn upon. All loans to directors, executive officers, and their related interests were performing in accordance with contractual terms at December 31, 2024 and 2023.

Loans Held for Sale

At December 31, 2024, Pinnacle Financial had approximately $19.7 million in commercial loans held for sale compared to $9.3 million at December 31, 2023. These include commercial real estate and apartment loans originated for sale to a third-party as part of a multi-family loan program. Such loans are closed under a pass-through commitment structure wherein Pinnacle Bank's loan commitment to the borrower is the same as the third party's take-out commitment to Pinnacle Bank and the third party purchase typically occurs within thirty days of Pinnacle Bank closing with the borrowers. Also included are commercial loans originated for sale to BHG as part of BHG's alternative financing portfolio as more fully described in Note 2. Equity Method Investment.

At December 31, 2024, Pinnacle Financial had approximately $160.2 million in consumer loans held for sale, excluding mortgage loans, compared to $84.0 million at December 31, 2023. These include consumer loans originated for sale to BHG as part of BHG's alternative financing portfolio as more fully described in Note 2. Equity Method Investment.

At December 31, 2024, Pinnacle Financial had approximately $15.4 million of mortgage loans held-for-sale compared to approximately $20.2 million at December 31, 2023. Total mortgage loan volumes sold during the year ended December 31, 2024 were approximately $760.5 million compared to approximately $653.9 million and $826.2 million for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2024, Pinnacle Financial recognized $11.1 million in gains on the sale of these loans, net of commissions paid, compared to $6.5 million and $7.3 million, respectively, during the years ended December 31, 2023 and 2022. These mortgage loans held-for-sale are originated internally and are primarily to borrowers in Pinnacle Bank's geographic markets. These sales are typically on a mandatory basis to investors that follow conventional government sponsored entities (GSE) and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs (HUD/VA) guidelines.

Each purchaser of a residential mortgage loan held-for-sale has specific guidelines and criteria for sellers of loans and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require Pinnacle Bank to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties, Pinnacle Bank has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan. To date, Pinnacle Bank's liability pursuant to the terms of these representations and warranties has been insignificant.

Note 6. Mortgage Servicing Rights

On March 31, 2024, Pinnacle Financial recognized a mortgage servicing asset totaling $11.8 million related to a commercial mortgage loan portfolio. Upon the sale of these commercial loans, the rights to service loans are capitalized and represent the fair value of future net servicing fees from servicing activities associated with these commercial mortgage loans. Pinnacle Financial has elected to account for this class of MSRs under the fair value measurement method. Pinnacle Financial recognizes MSRs upon the sale of commercial mortgage loans to external third parties when it retains the obligation to service the loans. MSRs are included in other assets on the consolidated balance sheets with any subsequent changes in fair value being recognized in other noninterest income. The MSR asset fair value is determined using a discounted cash flow model which incorporates key assumptions such as, prepayment speeds, interest rates, discount rates, and other economic factors.

The following is a summary of the changes in the carrying value of MSRs, accounted for at fair value, for the year ended December 31, 2024.

	December 31, 2024
Fair value, beginning of period	$ —
Initial recognition of servicing asset	11,812
Additions from loans sold with servicing retained	783
Estimate of changes in fair value due to:	
Payoffs, paydowns, and repurchases	(408)
Changes in valuation inputs or assumptions	(333)
Fair value, end of period	$ 11,854

Note 7. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2024 and 2023 are summarized as follows (in thousands):

	Range of Useful Lives			2024	2023
Land	Not applicable			$ 41,315	$ 36,505
Buildings	15 years	-	40 years	116,349	100,862
Leasehold improvements	14 years	-	35 years	80,212	69,506
Furniture and equipment	3 years	-	20 years	186,436	178,913
Construction in process				57,261	13,186
				481,573	398,972
Less: accumulated depreciation and amortization				170,296	142,095
				$ 311,277	$ 256,877

Depreciation and amortization expense was approximately $35.1 million, $30.2 million, and $25.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. The leases are classified as operating or finance leases at commencement. Right-of-use assets representing the right to use the underlying asset and lease liabilities representing the obligation to make future lease payments are recognized on the balance sheet within other assets and other liabilities. These assets and liabilities are estimated based on the present value of future lease payments discounted using Pinnacle Financial's incremental secured borrowing rates as of the commencement date of the lease. Certain lease agreements contain renewal options which are considered in the determination of the lease term if they are deemed reasonably certain to be exercised. Pinnacle Financial has elected not to recognize leases with an original term of less than 12 months on the balance sheet.

During the year ended December 31, 2023, Pinnacle Bank consummated a sale-leaseback transaction pursuant to which it sold a combined 49 properties to two unaffiliated entities for an aggregate cash purchase price of $198.2 million and concurrently agreed to separately lease each of those properties for an initial term of 14.5 years, with two five (5) year renewal options that Pinnacle Bank may exercise to extend the term of any of the leases.

Right-of-use assets and lease liabilities relating to Pinnacle Financial's operating and finance leases are as follows at December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Right-of-use assets:		
Operating leases	$ 291,543	$ 296,272
Finance leases	866	1,092
Total right-of-use assets	$ 292,409	$ 297,364
Lease liabilities:		
Operating leases	$ 303,243	$ 304,944
Finance leases	1,761	2,146
Total lease liabilities	$ 305,004	$ 307,090

The total lease cost related to operating leases and short term leases is recognized on a straight-line basis over the lease term. For finance leases, right-of-use assets are amortized on a straight-line basis over the lease term and interest imputed on the lease liability is recognized using the effective interest method. The components of Pinnacle Financial's total lease cost were as follows for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the years ended December 31,		
	2024	2023	2022
Operating lease cost	$ 41,248	$ 30,913	$ 18,292
Short-term lease cost	415	349	401
Finance lease cost:			
Interest on lease liabilities	143	167	189
Amortization of right-of-use asset	226	226	226
Sublease income	(1,479)	(1,365)	(1,357)
Net lease cost	$ 40,553	$ 30,290	$ 17,751

The weighted average remaining lease term and weighted average discount rate for operating and finance leases at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term		
Operating leases	11.18 years	12.00 years
Finance leases	3.84 years	4.84 years
Weighted average discount rate		
Operating leases	4.39 %	4.29 %
Finance leases	7.22 %	7.22 %

Cash flows related to operating and finance leases during the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	For the years ended December 31,		
	2024	2023	2022
Operating cash flows related to operating leases	$ 38,382	$ 28,614	$ 16,956
Operating cash flows related to finance leases	$ 143	$ 167	$ 189
Financing cash flows related to finance leases	$ 384	$ 311	$ 281

Future undiscounted lease payments for operating and finance leases with initial terms of more than 12 months are as follows at December 31, 2024 (in thousands):

	Operating Leases	Finance Leases
2025	$ 38,089	$ 527
2026	36,081	527
2027	34,913	527
2028	34,241	440
2029	33,203	—
Thereafter	213,150	—
Total undiscounted lease payments	389,677	2,021
Less: imputed interest	(86,434)	(260)
Net lease liabilities	$ 303,243	$ 1,761

In January 2025, Pinnacle Financial's lease in connection with its previously announced headquarters relocation commenced. The lease has an initial term of 15 years, with two ten (10) year renewal options that Pinnacle Financial may exercise to extend the term of the lease. Fixed assets totaling $39.9 million included in construction in process assets as noted above have been reclassified to the leasehold improvements and furniture and equipment assets based on the placed-in-service date of the lease. Upon commencement, Pinnacle Financial recognized approximately $82.0 million in right-of-use assets and $82.1 million in net lease liabilities. The future undiscounted lease payments and net lease liabilities for operating leases with initial terms of more than 12 months, inclusive of the headquarters' lease commencement, are set forth in the following table as if the lease had commenced on December 31, 2024 (in thousands):

	Operating Leases
2025	$ 44,279
2026	42,811
2027	41,845
2028	41,381
2029	40,557
Thereafter	299,987
Total undiscounted lease payments	510,860
Less: imputed interest	(125,500)
Net lease liabilities	$ 385,360

Note 8. Deposits

At December 31, 2024, the scheduled maturities of time deposits are as follows (in thousands):

2025	$ 3,940,242
2026	363,849
2027	29,945
2028	12,150
2029	3,755
Thereafter	12
	$ 4,349,953

At December 31, 2024 and 2023, approximately $1.6 billion and $1.8 billion, respectively, of time deposits had been issued in denominations of $250,000 or greater.

At December 31, 2024 and 2023, Pinnacle Financial had $2.7 million and $2.5 million, respectively, of deposit accounts in overdraft status that have been reclassified to loans on the accompanying consolidated balance sheets.

Note 9. Federal Home Loan Bank Advances

Pinnacle Bank is a member of the FHLB and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist Pinnacle Bank in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, certain qualifying commercial mortgage loans with an aggregate carrying value of approximately $7.8 billion as collateral under the borrowing agreements with the FHLB.

At December 31, 2024 and 2023, Pinnacle Bank had outstanding advances from the FHLB totaling approximately $1.9 billion and $2.1 billion, respectively. The scheduled maturities of FHLB advances at December 31, 2024 and interest rates are as follows (in thousands):

	Scheduled maturities	Weighted average interest rates[1]
2025	$ 116,250	4.92 %
2026	162,500	4.00 %
2027	242,116	4.15 %
2028	1,375,000	3.97 %
2029	—	— %
Thereafter	11	2.75 %
	1,895,877	
Deferred costs	(315)	
Fair value hedging adjustment	(21,428)	
Total Federal Home Loan Bank advances	$ 1,874,134	
Weighted average interest rate		*4.06 %*

[1]   Some FHLB advances include variable interest rates and could increase in the future. The table reflects rates in effect as of December 31, 2024.

At December 31, 2024, Pinnacle Bank had accommodations which allow it to borrow from the Federal Reserve Bank of Atlanta's discount window and purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. At December 31, 2024, Pinnacle Bank had approximately $2.6 billion in borrowing availability with the FHLB, $6.5 billion with the Federal Reserve Bank discount window, and approximately $105.0 million with other correspondent banks with whom Pinnacle Bank has arranged lines of credit. At December 31, 2024, Pinnacle Bank was not carrying any balances with the Federal Reserve Bank discount window or correspondent banks under these arrangements.

Note 10. Other Borrowings

Pinnacle Financial has twelve wholly-owned subsidiaries that are statutory business trusts created for the exclusive purpose of issuing 30-year capital trust preferred securities and Pinnacle Financial has entered into certain other subordinated debt agreements. These instruments are outlined below as of December 31, 2024 (in thousands):

Name	Date Established	Maturity	Total Debt Outstanding	Interest Rate at December 31, 2024	Coupon Structure
Trust preferred securities					
Pinnacle Statutory Trust I	December 29, 2003	December 30, 2033	$ 10,310	7.41 %	3-month SOFR + 2.80%[1]
Pinnacle Statutory Trust II	September 15, 2005	September 30, 2035	20,619	5.99 %	3-month SOFR + 1.40%[1]
Pinnacle Statutory Trust III	September 07, 2006	September 30, 2036	20,619	6.24 %	3-month SOFR + 1.65%[1]
Pinnacle Statutory Trust IV	October 31, 2007	September 30, 2037	30,928	7.47 %	3-month SOFR + 2.85%[1]
BNC Capital Trust I	April 03, 2003	April 15, 2033	5,155	8.17 %	3-month SOFR + 3.25%[1]
BNC Capital Trust II	March 11, 2004	April 07, 2034	6,186	7.77 %	3-month SOFR + 2.85%[1]
BNC Capital Trust III	September 23, 2004	September 23, 2034	5,155	7.32 %	3-month SOFR + 2.40%[1]
BNC Capital Trust IV	September 27, 2006	December 31, 2036	7,217	6.29 %	3-month SOFR + 1.70%[1]
Valley Financial Trust I	June 26, 2003	June 26, 2033	4,124	7.69 %	3-month SOFR + 3.10%[1]
Valley Financial Trust II	September 26, 2005	December 15, 2035	7,217	6.11 %	3-month SOFR + 1.49%[1]
Valley Financial Trust III	December 15, 2006	January 30, 2037	5,155	6.58 %	3-month SOFR + 1.73%[1]
Southcoast Capital Trust III	August 05, 2005	September 30, 2035	10,310	6.09 %	3-month SOFR + 1.50%[1]

Name	Date Established	Maturity	Total Debt Outstanding	Interest Rate at December 31, 2024	Coupon Structure
Subordinated Debt					
Pinnacle Financial Subordinated Notes	September 11, 2019	September 15, 2029	300,000	7.40 %	3-month SOFR + 3.04%[2]
Debt issuance costs and fair value adjustment			(7,174)		
Total subordinated debt and other borrowings			$ 425,821		

(1) Rate transitioned to three month SOFR plus a comparable tenor spread adjustment beginning after July 1, 2023 as three month LIBOR ceased to be published effective July 1, 2023.

(2) Previously was to migrate to three month LIBOR + 2.775%, but migrated to three month SOFR + 3.04% beginning September 15, 2024 through the end of the term as three month LIBOR ceased to be published effective July 1, 2023.

Note 11. Income Taxes

Income tax expense attributable to continuing operations for each of the years in the three-year period ended December 31, 2024 is as follows (in thousands):

	2024	2023	2022
Current tax expense :			
Federal	$ 110,464	$ 67,711	$ 104,141
State	15,040	11,775	12,870
Total current tax expense	125,504	79,486	117,011
Deferred tax expense (benefit):			
Federal	(19,550)	67,446	15,082
State	199	4,922	4,658
Total deferred tax (benefit) expense	(19,351)	72,368	19,740
Total income tax expense	$ 106,153	$ 151,854	$ 136,751

Pinnacle Financial's income tax expense differs from the amounts computed by applying the Federal income tax statutory rate of 21% to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2024 is as follows (in thousands):

	2024	2023	2022
Income tax expense at statutory rate	$ 122,054	$ 149,941	$ 146,474
State excise tax expense, net of federal tax effect	12,039	13,191	13,847
Non-deductible executive compensation	5,635	5,186	5,481
Tax-exempt securities	(22,169)	(21,663)	(18,730)
Federal tax credits	(8,170)	(5,238)	(5,019)
Bank owned life insurance income	(8,780)	(4,324)	(4,599)
Bank owned life insurance surrender	—	8,572	—
Non-deductible FDIC assessment	7,103	5,361	2,331
Insurance premiums	—	—	(36)
Excess tax benefits associated with equity compensation	(2,806)	(208)	(3,027)
Other items	1,247	1,036	29
Income tax expense	$ 106,153	$ 151,854	$ 136,751

Pinnacle Financial's effective tax rate differs from the Federal income tax rate primarily due to state excise tax expense, investments in bank-qualified tax-exempt municipal securities, tax benefits from Pinnacle Bank's real estate investment trust and municipal investment subsidiaries, and tax benefits associated with share-based compensation and bank owned life insurance offset in part by the limitation on deductibility of meals and entertainment expense, non-deductible FDIC insurance premiums and non-deductible executive compensation. The decrease in the effective income tax rate in 2024 as compared to 2023, and increase in 2023 compared to 2022, is primarily due to the restructuring of BOLI contracts in 2023 resulting in restructuring charges and surrender penalties totaling $7.2 million and income tax and penalties totaling $9.1 million.

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Deferred tax assets:		
Allowance for credit losses	$ 99,002	$ 86,911
Loans	4,463	4,659
Insurance	878	784
Accrued liability for supplemental retirement agreements	6,611	7,005
Restricted stock and stock options	8,255	6,251
Securities	44,504	49,331
Cash flow hedge	8,772	—
FHLB related assets	64	—
Lease liability	76,426	76,918
Other real estate owned	—	750
Net federal operating loss carryforward and credits	9,621	1,064
Annual incentive compensation	20,473	11,842
Partnership interests	33,747	13,541
Allowance for off balance sheet credit exposures	3,117	4,367
Tax credit investments	2,601	—
FDIC special assessment	6,254	7,250
Accrued expenses	1,465	844
Other deferred tax assets	2,426	1,688
Total deferred tax assets	328,679	273,205
Deferred tax liabilities:		
Depreciation and amortization	20,438	23,140
Core deposit and other intangible assets	5,193	6,087
Cash flow hedge	—	836
REIT dividends	2,247	2,604
Mortgage servicing rights	2,963	—
FHLB related liabilities	—	125
Equity method investment	18	42
Right-of-use assets and other leasing transactions	72,886	74,068
Leases	83,810	67,711
Subordinated debt	1,293	1,412
Tax credit investments	—	7,614
Prepaids	1,611	273
Other deferred tax liabilities	2,748	2,083
Total deferred tax liabilities	193,207	185,995
Net deferred tax assets	$ 135,472	$ 87,210

At December 31, 2024, the Company had federal and state loss carryforwards resulting from acquisitions of approximately $4.3 million that expire at various dates from 2028 to 2034.

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods.

A reconciliation of the beginning and ending unrecognized tax benefit related to state uncertain tax positions for each of the years in the three-year period ended December 31, 2024 is as follows (in thousands):

	2024	2023	2022
Balance at January 1,	$ 8,806	$ 15,752	$ 12,737
Increases due to tax positions taken during the current year	140	642	3,721
Increases due to tax positions taken during a prior year	3,831	—	—
Decreases due to the lapse of the statute of limitations during the current year	(1,750)	(1,340)	(706)
Decreases due to settlements with the taxing authorities during the current year	(900)	(6,248)	—
Balance at December 31,	$ 10,127	$ 8,806	$ 15,752

Pinnacle Financial's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Pinnacle Financial recognized $41,000, $80,000, and $264,000 in interest and penalties related to income tax matters for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 12. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2024, these commitments amounted to $15.0 billion, of which approximately $1.9 billion related to home equity lines of credit.

Standby letters of credit are generally issued on behalf of an applicant (customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit. At December 31, 2024 and 2023, these commitments amounted to $387.3 million and $325.1 million, respectively.

Pinnacle Financial typically follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is typically evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and only amounts drawn upon would be reflected in the future. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should Pinnacle Bank's customers default on their resulting obligation to Pinnacle Bank, the maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those commitments. At December 31, 2024 and 2023, Pinnacle Financial had accrued reserves of $12.5 million and $17.5 million, respectively, for the inherent risks associated with these off-balance sheet commitments. The provision for credit losses related to these unfunded commitments decreased $5.0 million during the year ended December 31, 2024 as compared to a $7.5 million decrease during the year ended December 31, 2023 and a $2.5 million increase during the year ended December 31, 2022.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of these routine claims outstanding at December 31, 2024 are not expected to have a material impact on Pinnacle Financial's consolidated financial condition, operating results or cash flows.

Note 13. Salary Deferral Plans

Pinnacle Financial has a 401(k) retirement plan (the "401k Plan") covering all employees who elect to participate, subject to certain eligibility requirements. The 401(k) Plan allows employees to defer up to 50% of their salary subject to regulatory limitations with Pinnacle Financial matching 100% of the first 4% of employee self-directed contributions during 2024, 2023, and 2022. Pinnacle Financial's expense associated with the matching component of the 401k plan for each of the years in the three-year period ended December 31, 2024 was approximately $16.2 million, $15.3 million and $13.7 million, respectively, and is included in the accompanying consolidated statements of operations in salaries and employee benefits expense.

Pinnacle Financial has assumed supplemental retirement plans for certain directors and executive officers of banks which Pinnacle Financial has acquired. At December 31, 2024 and 2023, respectively, Pinnacle Financial had recorded $27.7 million and $29.3 million of liabilities on its balance sheet associated with these supplemental executive retirement plans. A portion of these assumed plans were fully funded with Rabbi Trusts whose balances at December 31, 2024 totaled $16.1 million. At December 31, 2024, the remaining amounts that are not yet funded are included in other liabilities in the accompanying consolidated balance sheets.

Note 14. Equity Compensation

Pinnacle Financial's Second Amended and Restated 2018 Omnibus Equity Incentive Plan (the "2018 Plan") permits Pinnacle Financial to reissue outstanding awards that are subsequently forfeited, settled in cash, withheld by Pinnacle Financial to cover withholding taxes or expire unexercised and returned to the 2018 Plan. At December 31, 2024, there were approximately 1.7 million shares available for issuance under the 2018 Plan.

Common Stock Options

Upon the acquisition of CapitalMark Bank & Trust (CapitalMark), Pinnacle Financial assumed approximately 858,000 stock options under the CapitalMark Option Plan. No further shares remain available for issuance under the CapitalMark Option Plan. At December 31, 2024, there are no remaining options outstanding under any equity incentive plan of Pinnacle Financial including those that were granted under the CapitalMark Option Plan.

A summary of stock option activity within the equity incentive plans during the years ended December 31, 2023 and 2022 and information regarding expected vesting, contractual terms remaining, intrinsic values and other matters was as follows:

	Number	Weighted-Average Exercise Price		Weighted-Average Contractual Remaining Term (in years)	Aggregate Intrinsic Value (000's)
Outstanding at December 31, 2021	56,147	$	24.51		
Granted	—		—		
Stock options exercised	(15,959)		23.28		
Forfeited	—		—		
Outstanding at December 31, 2022	40,188	$	25.00		
Granted	—		—		
Stock options exercised	(40,188)		25.00		
Forfeited	—		—		
Outstanding at December 31, 2023	—	$	—		

During 2023 and 2022, the aggregate intrinsic value of stock options exercised under Pinnacle Financial's equity incentive plans was $1.6 million and $1.0 million, respectively, determined using the quoted price of Pinnacle Financial common stock as of the date of option exercise.

There have been no options granted by Pinnacle Financial since 2008. All stock option awards granted by Pinnacle Financial were fully vested during 2013. Stock options granted under the CapitalMark Plan were fully vested at the time of acquisition. As such, there was no impact on the results of operations for stock-based compensation related to stock options for any year in the three-year period ended December 31, 2024, except for the tax impact recorded as a component of income tax expense upon exercise of any then outstanding options.

Restricted Shares

A summary of activity for unvested restricted share awards for the years ended December 31, 2024, 2023, and 2022 follows:

	Number	Grant Date Weighted-Average Cost
Unvested at December 31, 2021	**613,335**	**$ 64.93**
Shares awarded	286,445	98.06
Restrictions lapsed and shares released to associates/directors	(188,394)	64.53
Shares forfeited	(35,775)	75.35
Unvested at December 31, 2022	**675,611**	**$ 78.53**
Shares awarded	269,025	71.84
Restrictions lapsed and shares released to associates/directors	(206,956)	73.17
Shares forfeited	(34,281)	75.84
Unvested at December 31, 2023	**703,399**	**$ 77.68**
Shares awarded	261,731	86.84
Restrictions lapsed and shares released to associates/directors	(229,056)	73.03
Shares forfeited	(30,140)	80.19
Unvested at December 31, 2024	**705,934**	**$ 82.48**

Pinnacle Financial grants restricted share awards to associates (including certain members of executive management) and outside directors with time-based vesting criteria. The following tables outline restricted stock grants that were made by grant year, grouped by similar vesting criteria, during the three-year period ended December 31, 2024. The table below reflects the life-to-date activity for these awards:

Grant year	Group [1]	Vesting period in years	Shares awarded	Restrictions lapsed and shares released to participants	Shares withheld for taxes by participants	Shares forfeited by participants [4]	Shares unvested
Time Based Awards							
2022	Associates [2]	3 – 5	276,965	73,027	30,684	23,319	149,935
2023	Associates [2]	3 – 5	258,185	33,379	14,503	26,587	183,716
2024	Associates [2]	3 – 5	251,841	253	154	7,538	243,896
Outside Director Awards [3]							
2022	Outside directors	1	9,480	7,740	1,740	—	—
2023	Outside directors	1	10,840	9,167	1,673	—	—
2024	Outside directors	1	9,890	—	—	—	9,890

(1) Groups include employees (referred to as associates above) and outside directors. When the restricted shares are awarded, a participant receives voting rights and forfeitable dividend rights with respect to the shares, but is not able to transfer the shares until the restrictions have lapsed. Once the restrictions lapse, the participant is taxed on the value of the award and may elect to sell some shares (or have Pinnacle Financial withhold some shares) to pay the applicable income taxes associated with the award. Alternatively, the recipient can pay the withholding taxes in cash. For time-based vesting restricted share awards, dividends paid on shares for which the forfeiture restrictions do not lapse will be recouped by Pinnacle Financial at the time of termination. For awards to Pinnacle Financial's directors, dividends are placed into escrow until the forfeiture restrictions on such shares lapse.

(2) The forfeiture restrictions on these restricted share awards lapse in equal annual installments on the anniversary date of the grant.

(3) Restricted share awards are issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions on the restricted shares awarded in 2024 lapse on March 1, 2025 based on each individual board member meeting attendance goals for the various board and board committee meetings to which each member was scheduled to attend.

(4) These shares represent forfeitures resulting from recipients whose employment or board membership was terminated during the life-to-date period ended December 31, 2024. Any dividends paid on shares for which the forfeiture restrictions do not lapse will be recouped by Pinnacle Financial at the time of termination or will not be distributed from escrow, as applicable.

Compensation expense associated with the time-based vesting restricted share awards is recognized over the time period that the restrictions associated with the awards lapse on a straight-line basis based on the total cost of the award.

Restricted Stock Unit Awards

A summary of activity for unvested restricted stock unit awards for the years ended December 31, 2024, 2023, and 2022 follows:

	Number	Grant Date Weighted-Average Cost
Unvested at December 31, 2021	**56,368**	**$ 71.22**
Restricted stock units awarded	38,133	104.80
Restrictions lapsed and underlying shares released to associates	(18,897)	71.24
Restricted stock units forfeited	(1,621)	85.50
Unvested at December 31, 2022	**73,983**	**$ 88.21**
Restricted stock units awarded	70,716	70.25
Restrictions lapsed and underlying shares released to associates	(34,465)	83.75
Restricted stock units forfeited	(7,357)	78.83
Unvested at December 31, 2023	**102,877**	**$ 78.03**
Restricted stock units awarded	57,612	83.87
Restrictions lapsed and underlying shares released to associates	(49,280)	78.54
Restricted stock units forfeited	(1,239)	80.23
Unvested at December 31, 2024	**109,970**	**$ 80.84**

Pinnacle Financial grants restricted stock units to its Named Executive Officers (NEOs) and leadership team members with time-based vesting criteria. Compensation expense associated with time-based vesting restricted stock unit awards is recognized over the time period that the restrictions associated with the awards lapse on a straight-line basis based on the total cost of the award. The following table outlines restricted stock unit grants that were made, grouped by similar vesting criteria, during the three-year period ended December 31, 2024. The table reflects the life-to-date activity for these awards:

Grant year	Vesting period in years	Shares awarded	Restrictions lapsed and shares released to participants	Shares withheld for taxes by participants	Shares forfeited by participants [1]	Shares unvested
2022	3	38,133	16,768	7,710	2,433	11,222
2023	3	70,716	16,710	7,392	4,877	41,737
2024	3	57,612	24	8	569	57,011

(1) These shares represent forfeitures resulting from recipients whose employment was terminated during the life-to-date period ended December 31, 2024. Dividend equivalents are held in escrow for award recipients for dividends paid prior to the forfeiture restrictions lapsing. Such dividend equivalents are not released from escrow for the portion of an award that is forfeited.

Performance Stock Unit Awards

The following table details the performance stock unit awards outstanding at December 31, 2024:

Grant year	Units Awarded Named Executive Officers (NEOs) [1]		Leadership Team other than NEOs	Applicable performance periods associated with each tranche (fiscal year)	Service period per tranche (in years)	Subsequent holding period per tranche (in years)	Period in which units to be settled into shares of common stock [2]
2024	80,211	— 192,499	53,710	2024-2026	0	0	2027
2023	103,136	— 247,515	61,673	2023-2025	0	0	2026
2022	56,465	— 135,514	32,320	2022-2024	0	0	2025
2022	—	— 230,000	—	2022-2024	0	1	2026
2020	136,137	— 204,220	59,648	2020	2	3	2025
				2021	2	2	2025
				2022	2	1	2025

(1) The named executive officers are awarded a range of awards that generally may be earned based on attainment of goals between a target level of performance and a maximum level of performance. The 230,000 performance units awarded to the NEOs in 2022 may be earned based on target level performance and do not include maximum level payout.

(2) Performance stock unit awards granted in or after 2022, if earned, will be settled in shares of Pinnacle Financial common stock in the period noted in the table, if the performance criterion included in the applicable performance unit award agreement are met. Performance stock unit awards granted in 2020, to the extent earned, will be settled into shares of Pinnacle Financial Common Stock effective upon the filing of the Annual Report on Form 10-K in which these notes appear.

During the years ended December 31, 2024, 2023 and 2022, the restrictions associated with 435,863, 112,561 and 130,996 performance stock unit awards, respectively, granted in prior years lapsed, based on the terms of the applicable award agreement and approval by Pinnacle Financial's Human Resources and Compensation Committee, and were settled into shares of Pinnacle Financial common stock with 158,112, 39,139 and 46,684 shares, respectively, being withheld to pay the taxes associated with the settlement of those shares.

Additionally, during the years ended December 31, 2024 and 2023, 43,177 and 9,967 performance stock unit awards granted in prior years were forfeited due to the failure to reach performance targets as defined in the associated performance stock unit award agreements. No shares were forfeited during the year ended December 31, 2022.

A summary of stock compensation expense, net of the impact of income taxes, related to restricted share awards, restricted stock unit awards and performance stock unit awards for each year in the three-year period ended December 31, 2024, follows (in thousands):

	2024	2023	2022
Restricted stock expense	$ 40,934	$ 41,879	$ 39,552
Income tax benefit [1]	10,234	10,470	10,339
Restricted stock expense, net of income tax benefit	$ 30,700	$ 31,409	$ 29,213

[1] Income tax benefit shown at statutory tax rate for each period presented. A portion of the restricted stock expense associated with awards to NEOs may be disallowed based on Federal income tax regulations.

As of December 31, 2024, compensation cost related to unvested restricted share awards, restricted stock unit awards and performance stock unit awards not yet recognized was $62.3 million. This expense, if the underlying awards are earned, is expected to be recognized over a weighted-average period of 1.94 years.

Note 15. Derivative Instruments

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

Pinnacle Financial's derivative instruments with certain counterparties contain legally enforceable netting that allow multiple transactions to be settled into a single amount. The fair value hedge and interest rate swaps (swaps) assets and liabilities are presented at gross fair value before the application of bilateral collateral and master netting agreements, but after the initial margin posting and daily variation margin payments made with central clearinghouse organizations. Total fair value hedge and swaps assets and liabilities are adjusted to take into consideration the effects of legally enforceable master netting agreements and cash collateral received or paid as of December 31, 2024 and 2023. The resulting net fair value hedge and swaps asset and liability fair values are included in other assets and other liabilities, respectively, on the consolidated balance sheets. The daily settlement of the derivative exposure does not change or reset the contractual terms of the instrument.

Non-hedge derivatives

For derivatives not designated as hedges, the gain or loss is recognized in current period earnings. Pinnacle Financial enters into swaps to facilitate customer transactions and meet their financing needs. Upon entering into these instruments to meet customer needs, Pinnacle Financial enters into offsetting positions in order to minimize the risk to Pinnacle Financial. These swaps qualify as derivatives, but are not designated as hedging instruments. The income statement impact of the offsetting positions is limited to changes in the reserve for counterparty credit risk. A summary of Pinnacle Financial's interest rate swaps to facilitate customer transactions as of December 31, 2024 and 2023 is included in the following table (in thousands):

	December 31, 2024		December 31, 2023	
	Notional Amount	Estimated Fair Value [1]	Notional Amount	Estimated Fair Value [1]
Interest rate swap agreements:				
Assets	$ 2,633,014	$ 62,494	$ 2,037,740	$ 66,462
Liabilities	2,633,014	(63,225)	2,037,740	(67,206)
Total non-hedging derivatives	$ 5,266,028	$ (731)	$ 4,075,480	$ (744)

[1] The variation margin payments for derivatives cleared through central clearing houses are characterized as settlements. At December 31, 2024 and 2023, there were no interest rate swap agreements designated as non-hedge derivatives cleared through clearing houses.

The effects of Pinnacle Financial's interest rate swaps to facilitate customers' transactions on the income statement during the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

| | | Amount of Gain (Loss) Recognized in Income | | |
| | | Year ended December 31, | | |
	Location of Gain (Loss) Recognized in Income	2024	2023	2022
Interest rate swap agreements	Other noninterest income	$ 5	$ (308)	$ 53

On June 28, 2024, Pinnacle Financial executed a credit default swap (CDS) with a counterparty with a notional amount of $86.5 million. The CDS notional amount is equal to 5% of a reference pool of $1.7 billion in first lien consumer real estate - mortgage loans whereby the counterparty will assume the first loss position for these loans up to approximately $86.5 million in aggregate losses. Pinnacle Financial will pay to the counterparty an annual loss protection fee equal to 7.95% of the corresponding notional amount of the CDS for as long as the loans in the reference pool remain outstanding. The notional amount of the CDS will decline over time as the loans in the reference portfolio are paid down, mature or the counterparty absorbs the first loss portion of losses on those loans. The CDS qualifies as a derivative, but is not designated as a hedging instrument. A summary of Pinnacle Financial's CDS as of December 31, 2024 and 2023 is included in the following table (in thousands):

| | December 31, 2024 | | December 31, 2023 | |
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Credit default swap	$ 81,993	$ 185	$ —	$ —

The effects of Pinnacle Financial's CDS on the income statement during the during the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

| | | Amount of Gain Recognized in Income | | |
| | | Year ended December 31, | | |
	Location of Loss Recognized in Income	2024	2023	2022
Credit default swap	Other noninterest income	185	—	—

Derivatives designated as cash flow hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the aggregate fair value of the derivative instrument is recorded in other assets or other liabilities with any gain or loss related to changes in fair value recorded in accumulated other comprehensive income, net of tax. The gain or loss is reclassified into earnings in the same period during which the hedged asset or liability affects earnings and is presented in the same income statement line item as the earnings effect of the hedged asset or liability. Pinnacle Financial uses forward cash flow hedge relationships in an effort to manage future interest rate exposure. The hedging strategy converts the SOFR-based variable interest rate on forecasted borrowings to a fixed interest rate and is used in an effort to protect Pinnacle Financial from floating interest rate variability. A summary of Pinnacle Financial's cash flow hedge relationships as of December 31, 2024 and 2023 is as follows (in thousands):

| | | | | | December 31, 2024 | | December 31, 2023 | |
	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Receive Rate	Pay Rate	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Asset derivatives								
Interest rate floor - loans	Other assets	2.84	4.00%-4.50% minus USD-Term SOFR 1M	N/A	$ 875,000	$ 15,566	$ 875,000	$ 36,483
Interest rate collar - loans	Other assets	2.84	4.25%-4.75% minus USD-Term SOFR 1M	USD-Term SOFR 1M minus 6.75%-7.00%	$ 875,000	$ 17,252	$ 875,000	$ 38,314
					$ 1,750,000	$ 32,818	$ 1,750,000	$ 74,797

The effects of Pinnacle Financial's cash flow hedge relationships on the statement of comprehensive income (loss) during the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Amount of Gain (Loss) Recognized in Other Comprehensive Income		
	Years ended December 31,		
	2024	2023	2022
Asset derivatives			
Interest rate floors and collars - loans	$ (19,902)	$ (7,414)	$ 1,002

The cash flow hedges were determined to be highly effective during the periods presented and as a result qualified for hedge accounting treatment. If a hedge were deemed to be ineffective, the amount included in accumulated other comprehensive income (loss) would be reclassified into a line item within the statement of income that impacts operating results. A hedging relationship is no longer considered to be effective if a portion of the hedge becomes ineffective, the item hedged is no longer in existence or Pinnacle Financial discontinues hedge accounting. Gains on cash flow hedges totaling $9.0 million, $9.7 million and $10.0 million, net of tax, were reclassified from accumulated other comprehensive income (loss) into loan interest income during the years ended December 31, 2024, 2023 and 2022, respectively. There are no unrealized gains, net of tax, remaining to be reclassified from accumulated other comprehensive income (loss) into net income as of December 31, 2024.

Derivatives designated as fair value hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. Pinnacle Financial utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate callable securities available-for-sale. The hedging strategy on securities converts the fixed interest rates to variable interest rates based on SOFR or federal funds rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the call dates of the hedged securities. Pinnacle Financial also utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on FHLB advances with payments beginning on various dates throughout 2024 and the first quarter of 2025. During 2024, Pinnacle Financial entered into a portfolio layer method fair value hedge with a notional amount of $300 million. Under the portfolio layer method, the hedged item is designated as a hedged layer of a closed portfolio of available-for-sale securities that is anticipated to remain outstanding throughout the hedge period ending September 1, 2026.

A summary of Pinnacle Financial's fair value hedge relationships as of December 31, 2024 and 2023 is as follows (in thousands):

	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Weighted Average Pay Rate	Receive Rate	December 31, 2024		December 31, 2023	
					Notional Amount	Estimated Fair Value [1]	Notional Amount	Estimated Fair Value [1]
Asset derivatives								
Interest rate swaps - securities	Other assets	10.36	3.25%	Federal Funds/SOFR	$ 3,198,426	$ 67,064	$ 543,061	$ 42,983
Interest rate swaps - borrowings	Other assets	N/A	SOFR	—%	$ —	$ —	$ 750,000	$ 3,654
Liability derivatives								
Interest rate swaps - securities	Other liabilities	N/A	N/A	Federal Funds/SOFR	—	—	1,569,078	(1,275)
Interest rate swaps - borrowings	Other liabilities	2.73	SOFR	3.48%	1,175,000	(21,428)	425,000	(1,656)
Total fair value derivatives					$ 4,373,426	$ 45,636	$ 3,287,139	$ 43,706

(1) The variation margin payments for derivatives cleared through central clearing houses are characterized as settlements. At December 31, 2024 and 2023, the notional amount of fair value derivatives hedges cleared through clearing houses is $3.0 billion and $2.0 billion with a fair value that approximates zero due to $72.7 million and $4.0 million in variation margin payments.

Under Pinnacle Financial's outstanding fair value hedges, notional amounts totaling $317.9 million as of December 31, 2024 receive a variable rate of interest based on the daily compounded federal funds rate and notional amounts totaling $4.1 billion as of December 31, 2024 receive a variable rate of interest based on the daily compounded SOFR.

The effects of Pinnacle Financial's fair value hedge relationships on the income statement during the years end December 31, 2024, 2023 and 2022 were as follows (in thousands):

| | | Amount of Gain (Loss) Recognized in Income | | | | | |
| | | Year ended December 31, | | | | | |
Securities	Location of Gain (Loss)	2024		2023		2022	
Interest rate swaps	Interest income on securities	$	25,356	$	(14,348)	$	80,728
Securities available-for-sale	Interest income on securities	$	(25,356)	$	14,348	$	(80,728)
FHLB advances							
Interest rate swaps - FHLB advances	Interest expense on FHLB advances and other borrowings	$	(23,426)	$	1,998	$	—
FHLB advances	Interest expense on FHLB advances and other borrowings	$	23,426	$	(1,998)	$	—

The following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges at December 31, 2024 and 2023 (in thousands):

| | Carrying Amount of the Hedged Assets | | | | Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets | | | |
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023	
Line item on the balance sheet								
Securities available-for-sale	$	3,905,016	$	2,074,621	$	(67,064)	$	(41,708)
FHLB advances	$	1,196,428	$	1,173,002	$	21,428	$	(1,998)

During the years ended December 31, 2024, 2023 and 2022 amortization expense totaling $329,000, $645,000 and $1.9 million, respectively, related to previously terminated fair value hedges was recognized as a reduction to interest income on loans.

In April 2022, interest rates swaps designated as fair value hedges with notional amounts totaling $164.3 million and market values totaling $14.3 million were terminated. Approximately $986,000 in gains were recognized at the time of termination and the remaining $5.5 million will be accreted as additional interest income on the previously hedged available-for-sale mortgage backed and municipal securities over the same period as existing purchase discounts or premiums on these securities.

Note 16. Employment Contracts

Pinnacle Financial has entered into, and subsequently amended employment agreements with four of its senior executives: the President and Chief Executive Officer, the Chairman of the Board, the Chairman of the Carolinas and Virginia, and the Chief Financial Officer. These agreements, as amended, automatically renew each year on January 1 for an additional year unless any of the parties to the agreements gives notice of intent not to renew the agreement prior to November 30th of the preceding year, in which case the agreement terminates 30 days later. The agreements specify that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay each of the four senior executives certain amounts, which vary according to the Terminating Event, which is based on their annual salaries and bonuses. These Terminating Events include termination for disability, cause, without cause and other events. The agreement with the Chairman of the Carolinas and Virginia also provides for the payment of certain deferred benefits under his prior employment agreement with BNC upon termination of his employment with Pinnacle Financial. During 2024, Pinnacle Financial entered into a change of control agreement with its Chief Credit Officer in connection with her promotion to such position providing the employee with certain benefits if her employment is terminated under certain scenarios within twelve months of a change in control. This agreement automatically renews each year on January 1 unless a party to the agreement notifies the other parties of intent not to renew the agreement prior to November 30th of the preceding year, in which case the agreement terminates 30 days later.

Note 17. Related Party Transactions

See Note 5. Loans and Allowance for Credit Losses, concerning loans and other extensions of credit to certain directors, officers, and their related entities and individuals, Note 13. Salary Deferral Plans regarding supplemental retirement agreement obligations to certain directors who were formerly directors or employees of acquired banks and Note 2. Equity Method Investment regarding related parties associated with the investment.

Note 18. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Assets

Securities available-for-sale – Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy.

Other investments – Included in other investments are investments recorded at fair value primarily in certain nonpublic investments and funds. The valuation of these nonpublic investments requires management judgment due to the absence of observable quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through financial reports provided by the portfolio managers of the investments. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies and changes in market outlook and the third-party financing environment over time. In determining valuation adjustments resulting from the investment review process, emphasis is placed on current company performance and market conditions. These investments are included in Level 3 of the valuation hierarchy if the entities and funds are not widely traded and the underlying investments are in privately-held and/or start-up companies for which market values are not readily available. Certain investments in funds for which the underlying assets of the fund represent publicly traded investments are included in Level 2 of the valuation hierarchy.

Mortgage Servicing Rights – On March 31, 2024, Pinnacle Financial recognized a mortgage servicing asset totaling $11.8 million related to a commercial mortgage loan portfolio. Upon the sale of these commercial loans, the MSRs are capitalized and represent the fair value of future net servicing fees from servicing activities associated with these commercial mortgage loans. Pinnacle Financial has elected to account for this class of MSRs under the fair value measurement method. Fair value for MSRs is determined utilizing a discounted cash flow model which calculates the fair value of each servicing right based on the present value of the expected cash flows from servicing revenues less servicing costs of the portfolio. The valuation of MSRs uses assumptions market participants would use in determining fair value, including prepayment speeds, interest rates, discount rates and other economic factors, which are considered significant unobservable inputs. Due to the nature of the inputs used in the valuation, MSRs are classified within Level 3 of the valuation hierarchy.

Other assets – Included in other assets are certain assets carried at fair value, including interest rate swap agreements to facilitate customer transactions, interest rate swap agreements designated as fair value hedges, interest rate caps and floors designated as cash flow hedges and interest rate locks associated with the mortgage loan pipeline. The carrying amount of interest rate swap agreements is based on Pinnacle Financial's pricing models that utilize observable market inputs. The fair value of the cash flow hedge agreements is determined by calculating the difference between the discounted fixed rate cash flows and the discounted variable rate cash flows. The fair value of the mortgage loan pipeline is based upon the projected sales price of the underlying loans, taking into account market interest rates and other market factors at the measurement date, net of the projected fallout rate. Pinnacle Financial reflects these assets within Level 2 of the valuation hierarchy as these assets are valued using similar transactions that occur in the market.

Collateral dependent loans – Collateral dependent loans are measured at the fair value of the collateral securing the loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Other real estate owned – Other real estate owned (OREO) represents real estate foreclosed upon by Pinnacle Bank through loan defaults by customers or acquired by deed in lieu of foreclosure. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for credit losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest expense, as applicable. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value as appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Liabilities

Other liabilities – Pinnacle Financial has certain liabilities carried at fair value including certain interest rate swap agreements to facilitate customer transactions, interest rate swaps designated as fair value hedges, interest rate caps and floors designated as cash flow hedges and interest rate locks associated with the funding for its mortgage loan originations. The fair value of these liabilities is based on Pinnacle Financial's pricing models that utilize observable market inputs and is reflected within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value on a recurring basis as of December 31, 2024 and 2023, by caption on the consolidated balance sheets and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2024				
Investment securities available-for-sale:				
U.S. Treasury securities	$ 1,405,478	$ —	$ 1,405,478	$ —
U.S. Government agency securities	214,066	—	214,066	—
Mortgage-backed securities	1,962,359	—	1,962,359	—
State and municipal securities	1,506,557	—	1,506,222	335
Asset-backed securities	45,338	—	45,338	—
Corporate notes and other	448,571	—	435,682	12,889
Total investment securities available-for-sale	5,582,369	—	5,569,145	13,224
Other investments	198,721	—	22,170	176,551
Mortgage servicing rights	11,854	—	—	11,854
Other assets	177,100	—	177,100	—
Total assets at fair value	$ 5,970,044	$ —	$ 5,768,415	$ 201,629
Other liabilities	$ 98,311	$ —	$ 98,311	$ —
Total liabilities at fair value	$ 98,311	$ —	$ 98,311	$ —

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2023				
Investment securities available-for-sale:				
U.S. Treasury securities	$ 893,412	$ —	$ 893,412	$ —
U.S. Government agency securities	262,730	—	262,730	—
Mortgage-backed securities	947,390	—	947,390	—
State and municipal securities	1,585,895	—	1,585,416	479
Asset-backed securities	191,635	—	191,635	—
Corporate notes and other	436,468	—	436,468	—
Total investment securities available-for-sale	4,317,530	—	4,317,051	479
Other investments	179,487	—	22,347	157,140
Other assets	197,541	—	197,541	—
Total assets at fair value	$ 4,694,558	$ —	$ 4,536,939	$ 157,619
Other liabilities	$ 79,068	$ —	$ 79,068	$ —
Total liabilities at fair value	$ 79,068	$ —	$ 79,068	$ —

The following table presents assets measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023 (in thousands):

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2024				
Other real estate owned	$ 1,278	$ —	$ —	$ 1,278
Collateral dependent loans [1]	84,273	—	—	84,273
Total	$ 85,551	$ —	$ —	$ 85,551
December 31, 2023				
Other real estate owned	$ 3,937	$ —	$ —	$ 3,937
Collateral dependent loans [1]	52,167	—	—	52,167
Total	$ 56,104	$ —	$ —	$ 56,104

[1] The carrying values of collateral dependent loans at December 31, 2024 and 2023 are net of valuation allowances of $54.7 million and $18.6 million, respectively.

In the case of the investment securities portfolio, Pinnacle Financial monitors the portfolio to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. During the year ended December 31, 2024, one AFS security with a carrying value of $12.8 million previously classified as Level 2 was transferred to Level 3 due to unobservable inputs becoming significant. There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2023.

The table below includes a rollforward of the balance sheet amounts for the years ended December 31, 2024 and December 31, 2023, (including the change in fair value) for financial instruments classified by Pinnacle Financial within Level 3 of the valuation hierarchy measured at fair value on a recurring basis including changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

| | For the year ended December 31, | | | | |
| | 2024 | | | 2023 | |
	Available-for-sale Securities	Other investments	Mortgage Servicing Rights	Available-for-sale Securities	Other investments
Fair value, Jan. 1	$ 479	$ 157,140	$ —	$ 629	$ 130,982
Total net realized gains included in income	52	3,153	11,854	4	3,112
Change in unrealized gains/losses included in other comprehensive income (loss)	17	—	—	5	—
Transfers into Level 3	12,841	—	—	—	—
Purchases	—	32,538	—	—	32,515
Issuances	—	—	—	—	—
Settlements	(165)	(16,280)	—	(159)	(9,469)
Transfers out of Level 3	—	—	—	—	—
Fair value, Dec. 31	$ 13,224	$ 176,551	$ 11,854	$ 479	$ 157,140
Total net realized gains included in income	$ 52	$ 3,153	$ 11,854	$ 4	$ 3,112

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of Pinnacle Financial's financial instruments at December 31, 2024 and 2023. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash, cash equivalents, interest-bearing due from banks and restricted cash, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as non-interest bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity (in thousands).

	Carrying/ Notional Amount	Estimated Fair Value [1]	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2024					
Financial assets:					
Securities purchased with agreement to resell	$ 66,449	$ 66,451	$ —	$ —	$ 66,451
Securities held-to-maturity	2,798,899	2,560,252	—	2,560,252	—
Loans, net	35,071,282	34,440,683	—	—	34,440,683
Consumer loans held-for-sale	175,627	175,838	—	175,838	—
Commercial loans held-for-sale	19,700	19,724	—	19,724	—
Financial liabilities:					
Deposits and securities sold under agreements to repurchase	43,073,236	42,190,235	—	—	42,190,235
Federal Home Loan Bank advances	1,874,134	1,874,588	—	—	1,874,588
Subordinated debt and other borrowings	425,821	431,996	—	—	431,996
December 31, 2023					
Financial assets:					
Securities purchased with agreement to resell	$ 558,009	$ 461,375	$ —	$ —	$ 461,375
Securities held-to-maturity	3,006,357	2,775,184	—	2,775,184	—
Loans, net	32,323,036	31,863,583	—	—	31,863,583
Consumer loans held-for-sale	104,217	104,626	—	104,626	—
Commercial loans held-for-sale	9,280	9,316	—	9,316	—
Financial liabilities:					
Deposits and securities sold under agreements to repurchase	38,749,299	37,954,938	—	—	37,954,938
Federal Home Loan Bank advances	2,138,169	2,166,912	—	—	2,166,912

	Carrying/ Notional Amount	Estimated Fair Value [1]	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
Subordinated debt and other borrowings	424,938	462,399	—	—	462,399

[1] Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

Note 19. Variable Interest Entities

Under ASC 810, Pinnacle Financial is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810 requires continual reconsideration of conclusions reached regarding which interest holder is a VIE's primary beneficiary and disclosures surrounding those VIE's which have not been consolidated. The consolidation methodology provided in this footnote as of December 31, 2024 and 2023 has been prepared in accordance with ASC 810.

Non-consolidated Variable Interest Entities

At December 31, 2024, Pinnacle Financial did not have any consolidated VIEs to disclose but did have the following non-consolidated VIEs: low income housing partnerships, other tax credit investments, trust preferred issuances and managed discretionary trusts.

Since 2003, Pinnacle Financial has made equity investments as a limited partner in various partnerships that sponsor affordable housing projects. The purpose of these investments is to achieve a satisfactory return on capital and to support Pinnacle Financial's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within Pinnacle Financial's primary geographic region.

Pinnacle Financial has invested in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to assist Pinnacle Bank in achieving its strategic plan associated with the Community Reinvestment Act and to achieve a satisfactory return on capital. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

Pinnacle Financial is a limited partner in each LIHTC limited partnership. Each limited partnership is managed by an unrelated third party general partner who exercises full control over the affairs of the limited partnership. The general partner has all the rights, powers and authority granted or permitted to be granted to a general partner of a limited partnership. Except for limited rights granted to the limited partner(s), the limited partner(s) may not participate in the operation, management, or control of the limited partnership's business, transact any business in the limited partnership's name or have any power to sign documents for or otherwise bind the limited partnership. In addition, the general partner may only be removed by the limited partner(s) in the event the general partner fails to comply with the terms of the agreement or is negligent in performing its duties.

The partnerships related to affordable housing projects are considered VIEs because Pinnacle Financial, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the success of the entity through voting rights or similar rights. While Pinnacle Financial could absorb losses that are significant to these partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership, it is not considered the primary beneficiary of the partnerships as the general partners whose managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and who are exposed to all losses beyond Pinnacle Financial's initial capital contributions and funding commitments are considered the primary beneficiaries.

Pinnacle Financial makes equity investments as a limited partner or non-managing member in entities that receive New Markets Tax Credits, historic tax credits, and renewable energy tax credits. The purpose of these investments is to achieve a satisfactory return on investment and support Pinnacle Financial's community reinvestment initiatives. These entities are considered VIEs as Pinnacle Financial as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the success of the entity through voting rights or similar rights.

Pinnacle Financial (or companies it has acquired) has previously issued subordinated debt totaling $133.0 million to certain statutory trusts which are considered VIEs because Pinnacle Financial's capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. These trusts were not consolidated by Pinnacle Financial because the holders of the securities issued by the trusts absorb a majority of expected losses and residual returns.

Pinnacle Financial serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. However, since the management fees Pinnacle Financial receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met, such VIEs are not consolidated by Pinnacle Financial because it cannot be the trusts' primary beneficiary. Pinnacle Financial has no contractual requirements to provide financial support to the trusts.

The following table summarizes VIEs that are not consolidated by Pinnacle Financial as of December 31, 2024 and 2023 (in thousands):

Type	December 31, 2024		December 31, 2023		Classification
	Maximum Loss Exposure	Liability Recognized	Maximum Loss Exposure	Liability Recognized	
Low income housing partnerships	$ 324,239	$ —	$ 260,476	$ —	Other Assets
Other tax credit investments	27,711	—	27,600	—	Other Assets
Trust preferred issuances	N/A	132,995	N/A	132,995	Subordinated Debt
Managed discretionary trusts	N/A	N/A	N/A	N/A	N/A

Note 20. Regulatory Matters

Pursuant to Tennessee banking law, Pinnacle Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions (TDFI), pay any dividends to Pinnacle Financial in a calendar year in excess of the total of Pinnacle Bank's retained net income for that year plus the retained net income for the preceding two years. Additionally, approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Pinnacle Bank to fall below specified minimum levels. Under Tennessee corporate law, Pinnacle Financial is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In deciding whether or not to declare a dividend of any particular size, Pinnacle Financial's board of directors must consider its and Pinnacle Bank's current and prospective capital, liquidity, and other needs. In addition to state law limitations on Pinnacle Financial's ability to pay dividends, the Federal Reserve imposes limitations on Pinnacle Financial's ability to pay dividends. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if Pinnacle Financial's regulatory capital is below the level of regulatory minimums plus the applicable 2.5% capital conservation buffer.

In addition, the Federal Reserve has issued supervisory guidance advising bank holding companies to eliminate, defer or reduce dividends paid on common stock and other forms of Tier 1 capital where the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, the company's prospective rate of earnings retention is not consistent with the company's capital needs and overall current and prospective financial condition or the company will not meet, or is in danger of not meeting, minimum regulatory capital adequacy ratios. Recent supplements to this guidance reiterate the need for bank holding companies to inform their applicable reserve bank sufficiently in advance of the proposed payment of a dividend in certain circumstances.

During the year ended December 31, 2024, Pinnacle Bank paid $109.9 million in dividends to Pinnacle Financial. As of December 31, 2024, Pinnacle Bank could pay approximately $1.3 billion of additional dividends to Pinnacle Financial without prior approval of the Commissioner of the TDFI. Since the fourth quarter of 2013, Pinnacle Financial has paid a quarterly common stock dividend. The board of directors of Pinnacle Financial has increased the dividend amount per share over time. The most recent increase occurred on January 21, 2025, when the board of directors increased the dividend to $0.24 per common share from $0.22 per common share. During the second quarter of 2020, Pinnacle Financial successfully issued 9.0 million depositary shares, each representing a 1/40th fractional interest in a share of Series B noncumulative, perpetual preferred stock (the "Series B Preferred Stock") in a registered public offering to both retail and institutional investors. Beginning in the third quarter of 2020, Pinnacle Financial began paying a quarterly dividend of $16.88 per share (or $0.422 per depositary share), on the Series B Preferred Stock. The amount and timing of all future dividend payments by Pinnacle Financial, if any, including dividends on Pinnacle Financial's Series B Preferred Stock (and associated depositary shares), is subject to discretion of Pinnacle Financial's board of directors and will depend on Pinnacle Financial's receipt of dividends from Pinnacle Bank, earnings, capital position, financial condition, liquidity and other factors, including regulatory capital requirements, as they become known to Pinnacle Financial and receipt of any regulatory approvals that may become required as a result of each of Pinnacle Financial's or Pinnacle Bank's financial results.

Pinnacle Financial and Pinnacle Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle Financial's and Pinnacle Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Pinnacle Financial and Pinnacle Bank periodically evaluate risk weightings and may enter into transactions or undertake procedures that may reduce risk weightings, such as during the second quarter of 2024 when Pinnacle Financial entered into a CDS on a pool of first lien consumer real estate-mortgage loans, as more fully described in Note 15. Derivative Instruments, and implemented enhanced control processes with respect to certain commercial loans which permitted recharacterization of the loans, each of which reduced risk weighted assets of both Pinnacle Financial and Pinnacle Bank.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and its banking subsidiary to maintain minimum amounts and ratios of common equity Tier 1 capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to average assets.

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, each of Pinnacle Bank and Pinnacle Financial elected the option to delay the estimated impact on regulatory capital of Pinnacle Financial's and Pinnacle Bank's adoption of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which was effective January 1, 2020. The initial impact of adoption of ASU 2016-13, as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption of ASU 2016-13 (collectively the "transition adjustments"), was delayed until December 31, 2021. As of January 1, 2022, the cumulative amount of the transition adjustments of $68.0 million became fixed and thereafter that amount was phased out of the regulatory capital calculations evenly over a three year period, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024. Beginning on January 1, 2025, the temporary regulatory capital benefits have been fully reversed.

Management believes, as of December 31, 2024, that Pinnacle Financial and Pinnacle Bank met all capital adequacy requirements to which they are subject. To be categorized as well-capitalized under applicable banking regulations, Pinnacle Bank must maintain certain total risk-based, Tier 1 risk-based, common equity Tier 1 and Tier 1 leverage ratios as set forth in the following table and not be subject to a written agreement, order or directive to maintain a higher capital level. The capital conservation buffer is not included in the required ratios of the table presented below. Pinnacle Financial's and Pinnacle Bank's actual capital amounts and resulting ratios, not including the applicable 2.5% capital conservation buffer, are presented in the following table (in thousands):

| | Actual | | Minimum Capital Requirement | | Minimum To Be Well-Capitalized [1] | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 5,515,492	13.1 %	$ 3,358,116	8.0 %	$ 4,197,645	10.0 %
Pinnacle Bank	$ 5,246,472	12.5 %	$ 3,352,352	8.0 %	$ 4,190,440	10.0 %
Tier 1 capital to risk weighted assets:						
Pinnacle Financial	$ 4,751,357	11.3 %	$ 2,518,587	6.0 %	$ 2,518,587	6.0 %
Pinnacle Bank	$ 4,851,336	11.6 %	$ 2,514,264	6.0 %	$ 3,352,352	8.0 %
Common equity Tier 1 capital:						
Pinnacle Financial	$ 4,534,108	10.8 %	$ 1,888,940	4.5 %	N/A	N/A
Pinnacle Bank	$ 4,851,213	11.6 %	$ 1,885,698	4.5 %	$ 2,723,786	6.5 %
Tier 1 capital to average assets (*):						
Pinnacle Financial	$ 4,751,357	9.6 %	$ 1,989,495	4.0 %	N/A	N/A
Pinnacle Bank	$ 4,851,336	9.8 %	$ 1,984,252	4.0 %	$ 2,480,315	5.0 %

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized [1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 5,115,755	12.7 %	$ 3,216,424	8.0 %	$ 4,020,530	10.0 %
Pinnacle Bank	$ 4,797,278	12.0 %	$ 3,207,699	8.0 %	$ 4,009,623	10.0 %
Tier 1 capital to risk weighted assets:						
Pinnacle Financial	$ 4,354,759	10.8 %	$ 2,412,318	6.0 %	$ 2,412,318	6.0 %
Pinnacle Bank	$ 4,465,282	11.1 %	$ 2,405,774	6.0 %	$ 3,207,699	8.0 %
Common equity Tier 1 capital:						
Pinnacle Financial	$ 4,137,510	10.3 %	$ 1,809,238	4.5 %	N/A	N/A
Pinnacle Bank	$ 4,465,159	11.1 %	$ 1,804,330	4.5 %	$ 2,606,255	6.5 %
Tier 1 capital to average assets (*):						
Pinnacle Financial	$ 4,354,759	9.4 %	$ 1,853,213	4.0 %	N/A	N/A
Pinnacle Bank	$ 4,465,282	9.7 %	$ 1,847,972	4.0 %	$ 2,309,965	5.0 %

[1] Well-capitalized minimum Common equity Tier 1 capital to risk weighted assets and Tier 1 capital to average assets are not formally defined under applicable banking regulations for bank holding companies.

(*) Average assets for the above calculations were based on the most recent quarter.

Note 21. Other Noninterest Income and Expense

Other noninterest income and expense totals are more fully detailed in the following tables (in thousands). Any components of these totals exceeding 1% of the aggregate of total net interest income and total noninterest income for any of the years presented, as well as amounts Pinnacle Financial elected to present, are stated separately.

	Years ended December 31,		
	2024	*2023*	*2022*
Other noninterest income:			
Interchange and other consumer fees	$ 77,893	$ 69,709	$ 68,022
Bank-owned life insurance	39,700	15,797	21,033
Loan swap fees	7,750	7,851	5,812
SBA loan sales	5,745	3,983	7,036
Income from other equity investments	17,112	8,732	10,605
Other noninterest income	44,328	26,886	23,456
Total other noninterest income	$ 192,528	$ 132,958	$ 135,964
Other noninterest expense:			
Deposit related expenses	$ 68,901	$ 78,757	$ 28,972
Lending related expenses	60,598	50,109	52,700
Wealth management related expenses	3,465	2,934	2,565
Audit, exam and insurance expense	11,194	10,887	9,209
Prepayment penalties	27,570	—	—
Administrative and other expenses	31,018	31,812	27,375
Total other noninterest expense	$ 202,746	$ 174,499	$ 120,821

Note 22. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 (in thousands):

CONDENSED BALANCE SHEETS

		2024		2023
Assets:				
Cash and cash equivalents	$	235,047	$	197,079
Investments in bank subsidiary		6,517,369		6,126,172
Investments in consolidated subsidiaries		16,779		14,031
Investment in unconsolidated subsidiaries:				
Statutory Trusts		3,995		3,995
Other investments		71,067		67,848
Current income tax receivable		—		32,466
Other assets		32,567		144,597
	$	6,876,824	$	6,586,188
Liabilities and shareholders' equity:				
Subordinated debt and other borrowings		425,821		424,938
Other liabilities		19,122		125,462
Shareholders' equity		6,431,881		6,035,788
	$	6,876,824	$	6,586,188

CONDENSED STATEMENTS OF OPERATIONS

		2024		2023		2022
Revenues:						
Dividends received from bank subsidiary	$	109,917	$	106,203	$	110,834
Dividends received from nonbank subsidiaries		296		750		145
Income from equity method investment		—		—		33,817
Other income		10,722		12,360		6,478
Expenses:						
Interest expense		26,899		23,263		18,590
Personnel expense, including stock compensation		40,934		41,879		39,552
Other expense		3,831		3,180		3,025
Income before income taxes and equity in undistributed income of subsidiaries		49,271		50,991		90,107
Income tax benefit		(17,422)		(13,547)		(8,444)
Income before equity in undistributed income of subsidiaries		66,693		64,538		98,551
Equity in undistributed income of bank subsidiary		406,609		496,236		461,004
Equity in undistributed income of nonbank subsidiaries		1,754		1,378		1,187
Net income	$	475,056	$	562,152	$	560,742
Preferred stock dividends		(15,192)		(15,192)		(15,192)
Net income available to common shareholders	$	459,864	$	546,960	$	545,550

CONDENSED STATEMENTS OF CASH FLOWS

		2024		2023		2022
Operating activities:						
Net income	$	475,056	$	562,152	$	560,742
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Amortization and accretion		883		883		882
Stock-based compensation expense		40,934		41,879		39,552
Increase (decrease) in income tax payable, net		(117,879)		89,597		28,281
Deferred tax expense (benefit)		(2,677)		3,014		1,760
Income from equity method investments, net		—		—		(33,817)
Dividends received from equity method investment		—		—		10,365
Excess tax benefit from stock compensation		(2,806)		(208)		(3,027)
Loss (gain) on other investments, net		924		(2,088)		(2,563)
Decrease (increase) in other assets		147,172		(88,227)		(32,609)
Increase in other liabilities		14,345		1,099		3,881
Equity in undistributed income of bank subsidiary		(406,609)		(496,236)		(461,004)
Equity in undistributed income of nonbank subsidiaries		(1,754)		(1,378)		(1,187)
Net cash provided by operating activities		147,589		110,487		111,256
Investing activities:						
Investment in consolidated nonbanking subsidiaries		(1,000)		(10,000)		—
Repayment of investment in consolidated nonbanking subsidiaries		—		9,691		—
Increase in other investments		(4,143)		(8,802)		(15,776)
Net cash used in investing activities		(5,143)		(9,111)		(15,776)
Financing activities:						
Issuance of common stock pursuant to performance-based vesting (PSUs) and time-based vesting (RSUs) restricted stock units, net of shares withheld for taxes and related tax benefit		(14,430)		(3,725)		(5,462)
Exercise of common stock options, net of shares surrendered for taxes		(5,842)		(3,215)		(4,714)
Common dividends paid		(69,014)		(68,737)		(68,194)
Preferred stock dividends paid		(15,192)		(15,192)		(15,192)
Net cash used in financing activities		(104,478)		(90,869)		(93,562)
Net increase in cash		37,968		10,507		1,918
Cash and cash equivalents, beginning of year		197,079		186,572		184,654
Cash and cash equivalents, end of year	$	235,047	$	197,079	$	186,572

The investment in BHG previously held by Pinnacle Financial was contributed to Pinnacle Bank in an amount of $134.7 million, net of deferred tax liabilities associated with the investment, effective September 30, 2022.

Pinnacle Bank is subject to restrictions on the payment of dividends to Pinnacle Financial under Tennessee banking laws. Pinnacle Bank paid dividends of $109.9 million, $106.2 million and $110.8 million, respectively, to Pinnacle Financial in each of the years ended December 31, 2024, 2023 and 2022.

Note 23. Segment Reporting

The Company operates through a single operating and reporting segment primarily as a bank, although Pinnacle Financial does provide additional non-banking services customary for a financial services institution including investment, insurance, trust and mortgage lending services. The chief operating decision maker (CODM) is comprised of Pinnacle Financial's senior leadership team which during the year ended and at December 31, 2024 consisted of thirteen individuals including the Chief Executive Officer and Chief Financial Officer. The CODM assesses the performance, allocates resources and makes operating decisions for Pinnacle Financial on a consolidated basis primarily based on Pinnacle Financial's combined net interest income and noninterest income as well as net income as presented on the same basis as in the accompanying consolidated statement of operations. As Pinnacle Financial's operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated balance sheet as "total assets" and the significant segment expenses are listed on the accompanying consolidated statement of operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Pinnacle Financial maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to Pinnacle Financial's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Pinnacle Financial carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that Pinnacle Financial's disclosure controls and procedures were effective.

Management Report on Internal Control Over Financial Reporting

The report of Pinnacle Financial's management on Pinnacle Financial's internal control over financial reporting begins on page 87 of this Annual Report on Form 10-K. The report of Pinnacle Financial's independent registered public accounting firm on Pinnacle Financial's internal control over financial reporting is set forth on page 90 of this Annual Report on Form 10-K.

Changes in Internal Controls

There were no changes in Pinnacle Financial's internal control over financial reporting during Pinnacle Financial's fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, Pinnacle Financial's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as such terms are defined in Item 408(a) and (c) of Regulation S-K.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The responses to this Item will be included in Pinnacle Financial's Proxy Statement for the Annual Meeting of Shareholders to be held April 15, 2025 under the headings "Corporate Governance-Code of Conduct," "Proposal #1 Election of Directors-Audit Committee," "Proposal #1 Election of Directors," "Information About Our Executive Officers," "Insider Trading Policies and Procedures," and "Delinquent Section 16(a) Reports" and are incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The responses to this Item will be included in Pinnacle Financial's Proxy Statement for the Annual Meeting of Shareholders to be held April 15, 2025 under the headings "Proposal #1 Election of the Directors-Director Compensation," "Executive Compensation" (excluding the information under the subheading "Pay Versus Performance") and "Grant Practices Specific to Option Awards" and are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The response to this Item regarding security ownership of certain beneficial owners and management will be included in Pinnacle Financial's Proxy Statement for the Annual Meeting of Shareholders to be held April 15, 2025 under the heading, "Security Ownership of Certain Beneficial Owners and Management" and are incorporated herein by reference.

The following table summarizes information concerning Pinnacle Financial's equity compensation plans at December 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights [1][2]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders:			
Second Amended and Restated 2018 Omnibus Equity Incentive Plan	1,327,069	—	1,685,836
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	1,327,069 $	—	1,685,836

[1] Includes 109,970 time-based vesting restricted stock units and 1,217,099 performance-based vesting restricted stock units under the Plan assuming (i) all outstanding performance-based vesting restricted stock units vest at 100% of maximum performance thereunder and a full upward adjustment for those awards that may be adjusted positively and negatively based on the Company's total shareholder return in comparison to the KBW Regional Bank Index is applied and (ii) no shares subject to existing awards are used to cover withholding taxes. Restricted stock units do not have an exercise price because their value is dependent upon continued employment over a period of time or the achievement of certain performance goals, and are to be settled for shares of common stock. Accordingly, they have been disregarded for purposes of computing the weighted-average exercise price.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The responses to this Item will be included in Pinnacle Financial's Proxy Statement for the Annual Meeting of Shareholders to be held April 15, 2025 under the headings, "Certain Relationships and Related Transactions," and "Corporate Governance-Director Independence" and are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The responses to this Item will be included in Pinnacle Financial's Proxy Statement for the Annual Meeting of Shareholders to be held April 15, 2025 under the heading, "Independent Registered Public Accounting Firm" and are incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Charter, as amended (restated for SEC filing purposes only), incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed on August 7, 2020.
3.2	Third Amended and Restated Bylaws of Pinnacle Financial Partners, Inc., effective as of October 18, 2022, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 24, 2022.
4.1.1	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on July 12, 2000.
4.1.2	See Exhibits 3.1 and 3.2 for provisions of the Charter and Bylaws defining rights of holders of the Common Stock.
4.2	Description of the Company's Securities.*
4.3	Subordinated Indenture, dated as of September 11, 2019, between Pinnacle Financial Partners, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on September 11, 2019.
4.4	First Supplemental Indenture, dated as of September 11, 2019 between Pinnacle Financial Partners, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on September 11, 2019.
4.5	Form of 4.125% Fixed-to-Floating Rate Subordinated Note due 2029 (included as Exhibit A in Exhibit 4.4 hereto).
4.6	Deposit Agreement, dated June 3, 2020, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. acting jointly as the depositary, and the holders from time to time of the depositary receipts described therein (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form 8-A, filed June 3, 2020)
4.7	Specimen of Certificate representing the Series B Preferred Stock (incorporated herein by reference to Exhibit 4.2 of the Company's Registration Statement on Form 8-A, filed June 3, 2020)
4.8	Form of Depositary Receipt (included in Exhibit 4.6 hereto)
4.9	Pinnacle Financial is a party to certain agreements entered into in connection with the offering or assumption of its subordinated debentures and certain of its subordinated indebtedness, in each case as more fully described in this Annual Report on Form 10-K. In accordance with Item 601(b)(4)(iii) of Regulation S-K and because no issuance of any such indebtedness is in excess of 10% of Pinnacle Financial's total assets, Pinnacle Financial has not filed the various documents and agreements associated with such indebtedness herewith. Pinnacle Financial has, however, agreed to furnish copies of the various documents and agreements associated with such indebtedness to the Securities and Exchange Commission upon request.
10.1#	Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and M. Terry Turner, dated as of January 1, 2008, incorporated herein by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 7, 2008.
10.2#	Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Robert A. McCabe, Jr., dated as of January 1, 2008, incorporated herein by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 7, 2008.
10.3#	Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Harold R. Carpenter, dated as of January 1, 2008, incorporated herein by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 7, 2008.
10.4#	Amendment No. 1 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and M. Terry Turner, dated November 20, 2012, incorporated herein by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013.
10.5#	Amendment No. 1 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Robert A. McCabe, Jr., dated November 20, 2012, incorporated herein by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013.
10.6#	Amendment No. 1 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Harold R. Carpenter, dated November 20, 2012, incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013.

10.7#	Amendment No. 2 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and M. Terry Turner, incorporated herein by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 25, 2014.
10.8#	Amendment No. 2 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Robert A. McCabe, Jr., incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 25, 2014.
10.9 #	Amendment No. 2 to Amended Employment Agreement by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Harold R. Carpenter, incorporated herein by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 25, 2014.
10.10#	Employment Agreement, effective as of June 16, 2017, by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Richard D. Callicutt II, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 16, 2017.
10.11#	Salary Continuation Agreement dated as of December 12, 2016, between Richard D. Callicutt II and Bank of North Carolina, incorporated herein by reference to Exhibit 10.1 to BNC Bancorp's Current Report on Form 8-K filed on December 16, 2016.
10.12#	Form of Directors Restricted Stock Agreement, incorporated herein by reference to Exhibit 10.40 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 7, 2018.
10.13#	Form of Named Executive Officers Performance Unit Award Agreement, incorporated herein by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 7, 2018.
10.14#	Form of Associate Time-Vested Restricted Stock Agreement, incorporated herein by reference to Exhibit 10.42 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 7, 2018.
10.15#	Form of Named Executive Officers 2020 Performance Unit Award Agreement, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 24, 2020.
10.16#	Form of Amendment to Named Executive Officers 2020 Performance Unit Award Agreement, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on January 27, 2021
10.17#	Second Amended and Restated Limited Liability Company Agreement of Bankers Healthcare Group, LLC, dated February 2, 2021, incorporated herein by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 26, 2021
10.18#	Form of 2022 Restricted Share Unit Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 21, 2022.
10.19#	Form of Named Executive Officers 2022 Performance Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 21, 2022.
10.20#	Form of Named Executive Officers Special Performance Unit Award Agreement, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on January 21, 2022.
10.21#	Form of Named Executive Officers 2023 Performance Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 23, 2023.
10.22#	Form of Named Executive Officers 2023 Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 23, 2023.
10.23#	Form of Named Executive Officers 2024 Performance Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 22, 2024.
10.24#	Form of Named Executive Officers 2024 Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 22, 2024.
10.25#	Change of Control Agreement, dated as of September 4, 2012, by and among Pinnacle Financial Partners, Inc., Pinnacle Bank and Joseph Harvey White, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 6, 2012.
10.26#	Amendment No. 1 to Change of Control Agreement, dated November 20, 2012, by and among Pinnacle Financial Partners, Inc., Pinnacle Bank and Joseph Harvey White, incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 22, 2013.
10.27#	Pinnacle Financial Partners, Inc. 2024 Annual Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 27, 2024.
10.28#	Pinnacle Financial Partners, Inc. Second Amended and Restated 2018 Omnibus Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2024.

10.29#	Change of Control Agreement, effective as of July 16, 2024, by and among Pinnacle Bank, Pinnacle Financial Partners, Inc. and Charissa Sumerlin, incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 7, 2024.
10.30#	Form of 2025 Restricted Share Unit Award Agreement, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 24, 2025.
10.31#	Form of Named Executive Officers 2025 Performance Unit Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 24, 2025.
19.1*	Pinnacle Financial Partners, Inc. Insider Trading Policy
21.1*	Subsidiaries of Pinnacle Financial Partners, Inc.
23.1*	Consent of Crowe LLP
23.2*	Consent of Crowe LLP
31.1*	Certification pursuant to Rule 13a-14(a)/15d-14(a)
31.2*	Certification pursuant to Rule 13a-14(a)/15d-14(a)
32.1**	Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002
32.2**	Certification pursuant to 18 USC Section 1350 - Sarbanes-Oxley Act of 2002
97.1	Amended and Restated Compensation Recovery Policy, effective October 17, 2023 incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 26, 2024.
99.1*	Audited consolidated financial statements of Bankers Healthcare Group, LLC and Subsidiaries as of September 30, 2024 and September 30, 2023 and for each of the years in the three-year period ended September 30, 2024, the notes related thereto and the report of Crowe LLP, independent registered public accounting firm.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Documents
101.CAL*	Inline XBRL Calculation Linkbase Document
101.LAB*	Inline XBRL Label Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included in Exhibit 101)

#	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

(c) Schedules to the consolidated financial statements are omitted, as the required information is not applicable.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC

By: /s/ M. Terry Turner

M. Terry Turner

Date: February 25, 2025   President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Robert A. McCabe, Jr. Robert A. McCabe, Jr.	Chairman of the Board	February 25, 2025
/s/ M. Terry Turner M. Terry Turner	Director, President and Chief Executive Officer (Principal Executive Officer)	February 25, 2025
/s/ Harold R. Carpenter Harold R. Carpenter	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2025
/s/ Richard D. Callicutt Richard D. Callicutt	Director, Chairman of the Carolinas and Virginia	February 25, 2025
/s/ Abney S. Boxley Abney S. Boxley	Director	February 25, 2025
/s/ Charles E. Brock Charles E. Brock	Director	February 25, 2025
/s/ Renda J. Burkhart Renda J. Burkhart	Director	February 25, 2025
/s/ Gregory L. Burns Gregory L. Burns	Director	February 25, 2025
/s/ Thomas C. Farnsworth, III Thomas C. Farnsworth, III	Director	February 25, 2025
/s/ Joseph Galante Joseph Galante	Director	February 25, 2025
/s/ Glenda Baskin Glover Glenda Baskin Glover	Director	February 25, 2025
/s/ David B. Ingram David B. Ingram	Director	February 25, 2025
/s/ Decosta E. Jenkins Decosta E. Jenkins	Director	February 25, 2025
/s/ G. Kennedy Thompson G. Kennedy Thompson	Director	February 25, 2025

STOCKHOLDER RETURN PERFORMANCE GROWTH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the NASDAQ Composite Index, the KBW NASDAQ Regional Banking Index, a peer group consisting of U.S. banks headquartered in the Southeastern United States with an asset size between $20 billion and $50 billion as of September 30, 2024, and the S&P U.S. LargeCap Banks index for the period commencing on December 31, 2019 and ending December 31, 2024 (the "Measuring Period"). The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2019. The change in cumulative total return is measured by dividing the cumulative amount of dividends for the Measuring Period, assuming dividend reinvestment, and the change in share price between the beginning and end of the Measuring Period by the share price at the beginning of the Measuring Period. Cash dividends may impact the cumulative returns of the indices.

Cumulative Total Returns[1]
Comparison of
**PINNACLE FINANCIAL PARTNERS, INC.
NASDAQ COMPOSITE INDEX, KBW NASDAQ
REGIONAL BANKING INDEX, PEER GROUP[2],
S&P U.S. LargeCap Banks Index[3]**



(1) Assumes $100 invested on December 31, 2019 in Pinnacle Financial Partners, Inc. Common Stock (PNFP) and the four indices/groups noted above.
(2) The peer group consists of U.S. Banks headquartered in the Southeastern United States with an asset size of between $20 billion and $50 billion as of September 30, 2024. The peer group was developed by S&P Global Market Intelligence and is a composite of 12 banking institutions.
(3) S&P U.S. LargeCap Banks Index includes all major exchange banks in S&P's coverage universe with assets greater than $10 billion as of September 30, 2024.

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BOARD OF DIRECTORS

Abney S. Boxley, III
Manager, Boxley Family, LLC
Chairman, Boxley Ready Mix

Charles E. Brock
President
Brock Partnerships, LLC

Renda J. Burkhart, CPA
Retired Partner, Forvis Mazars
Founder, Burkhart Advisory, LLC

Gregory L. Burns
President
Gregory Burns Consulting Group, LLC

Richard D. Callicutt, II
Chairman, Carolinas and Virginia
Pinnacle Financial Partners, Inc.

Thomas C. Farnsworth, III
President and Owner
Farnsworth Investment Company

Joseph C. Galante
Retired Chairman
Sony Music, Nashville

Glenda Baskin Glover, Ph.D., JD, CPA
Retired President
Tennessee State University

David B. Ingram
Chairman
Ingram Entertainment, Inc.

Decosta E. Jenkins
Retired President and CEO
Nashville Electric Service

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

G. Kennedy Thompson
Retired Partner/Co-head,
Banking and Credit
Aquiline Capital Partners, LLC

M. Terry Turner
President and
Chief Executive Officer
Pinnacle Financial Partners, Inc.

SENIOR LEADERSHIP TEAM

Richard A. Arthur
Executive Vice President,
Consumer and Small Business

Timothy G. Ayala
Chief Risk Officer

Richard D. Callicutt, II
Chairman, Carolinas and Virginia

Harold R. Carpenter
Chief Financial Officer

Robert Garcia, Jr.
Atlanta President

D. Kim Jenny
Chief of Staff

Robert A. McCabe, Jr.
Chairman

Dana M. Sanders
Chief Audit Executive

Dan Stubblefield
Corporate Controller

Charissa Sumerlin
Chief Credit Officer

M. Terry Turner
President and
Chief Executive Officer

Randall L. Withrow
Chief Solutions Officer

Summer Yeiser
Director, Associate
and Client Experience

MARKET LEADERS

Martin Akin
David Allen
Susan Rogers Apple
Ken Ayers
Jason Baldwin
James Barnett
Andy Beam
Bryan Bean
Sam Belk
Dan Bowman
Debbie Buckland
Aaron Butner
Lee Campbell
John Cannon
Mark Carlton
Natanya Chadwick
Kim Ciukowski
Paige Collier
Bill Cox
Tom Crockett
Doug Daugherty
Mike DiStefano
Erica Dowd
Brad Dunn

Kenny Dyer
Katie Elder
Rob Ellenburg
Mark Feemster
Debbie Flack
Dale Floyd
Jim Foster
Mary Garcia
Kim Graham
Roy Haga
Susan Hampton
Karen Hargis
Clay Hart
Will Hodge
Craig Holley
Matt Holly
Yvette Humphries
Janie Hunley
Matt Hurst
Lauren Huynh
Mark Imig
Shane Jackson
Bill Jones
Scott Keith

Michael Kohl
Stephanie Kusch
Glenn Layne
Vickie Manning
Reid Marks
Ronnie Martin
Michael Mathis
Phillip May
Dale Mitchell
Andy Moats
Tyler Muesch
Ryan Murphy
Rick Neal
Heidi Nelson
Jack Nelson
Randy Nicely
David Pannill
Billie Jo Parker
Carolyne Pelton
Jim Ramage
Natalie Readett
Jonathan Richardson
Caroline Riggsbee
Robert Rogers

Chad Rounder
Mike Scheidt
Alan Scrimager
Rick Seadler
Ted Simpson
Melissa Smith
Shelly Stark
Phil Stevenson
Steve Swain
Bryan Taylor
Mike Tecosky
Deborah Hennessee Thomas
Tony Thompson
Storm Trosdal
Will VanLandingham
Kristin Vest
Missy Wallen
Kevin Watson
Larry Whisenant
Ed White
Harvey White
Scott Williams
David Willingham

For a full list of leadership team members, please visit **PNFP.COM/LT.**

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Firm's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact our Chief Financial Officer at:

> 21 Platform Way S, Suite 2300
> Nashville, TN 37203
> (615) 744-2967

The common and preferred stocks of Pinnacle Financial Partners, Inc. are traded on the Nasdaq Global Select market under the trading symbols "PNFP" and "PNFPP," respectively.

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Computershare Shareholder Services
P.O. Box 43006
Providence, RI 02940-3006

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. CT on Tuesday, April 15, 2025. The meeting will be held at Pinnacle Financial Partners, Nashville Yards, 21 Platform Way South, Nashville, TN. Further information regarding this meeting can be found in the firm's proxy statement for the 2025 Annual Meeting.



Pinnacle Financial Partners

21 Platform Way South, Suite 2300
Nashville, TN 37203

615.744.3700
www.pnfp.com | annualreport.pnfp.com